BT

Delivering today
Investing for tomorrow

Annual Report and
Form 20-F 2004

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other operators.

Contents

BT Group plc is a public limited company registered in England and Wales, with listings on the London and New York stock exchanges.

This is the annual report for the year ended 31 March 2004. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.

This annual report has been sent to shareholders who have elected to receive a copy. A separate annual review and summary financial statement for the year ended 31 March 2004 has been issued to all shareholders.

In this annual report, references to ''BT Group'', ''BT'', ''the group'', ''the company'', ''we'' or ''our'' are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries and lines of business, or any of them as the context may require.

References to the ''financial year'' are to the year ended 31 March of each year, eg the ''2004 financial year'' refers to the year ended 31 March 2004. Unless otherwise stated, all non-financial statistics are at 31 March 2004.

Please see cautionary statement regarding forward-looking statements on page 141.

BT was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of mmO$_2$ in November 2001, the continuing activities of BT were transferred to BT Group.

BT Group's registered office address is 81 Newgate Street, London EC1A 7AJ.

Financial headlines

- Group turnover of £18.5 billion
- New wave turnover of £3.4 billion, up 30%
- Profit before taxation, goodwill amortisation and exceptional items of £2.0 billion, up 10%
- Earnings per share before goodwill amortisation and exceptional items of 16.9 pence, up 19%
- Net debt reduced from £9.6 billion to £8.4 billion
- Dividends of 8.5 pence per share for the year, up 31%

Years ended 31 March

In £ million unless otherwise stated	Continuing activities		
	2004	2003	2002
Group turnover	18,519	18,727	18,447
Exceptional operating costs	(33)	(48)	(3,990)
Total operating profit (loss)	2,839	2,901	(1,489)
Profit on sale of fixed asset investments	38	1,700	169
Loss on sale of group undertakings	(2)	(9)	(148)
Profit on sale of property fixed assets	14	11	1,089
Amounts written off investments	–	(7)	(535)
Profit (loss) before taxation	1,948	3,157	(2,493)
Profit (loss) after taxation	1,409	2,698	(2,878)
Basic earnings (loss) per share	16.4p	31.2p	(34.8)p
Dividends per share	8.5p	6.5p	2.0p
Profit before goodwill amortisation, exceptional items and taxation	2,016	1,829	1,273
Basic earnings per share before goodwill amortisation and exceptional items	16.9p	14.2p	8.8p
Net cash inflow from operating activities	5,389	6,023	5,023
Capital expenditure on property, plant and equipment	2,673	2,445	3,100

The financial information above is discussed in the Financial review on pages 26 to 46, together with the reasons for focusing on the results from continuing activities before goodwill amortisation and exceptional items.

The Consolidated financial statements are on pages 74 to 134.



Group turnover* (£m)
years ended 31 March

16,125   17,141   18,447   18,727   **18,519**
00   01   02   03   **04**
*from continuing activities



Net debt (£m)
as at 31 March

8,700   27,942   13,701   9,573   **8,425**
00   01   02   03   **04**



Earnings per share before goodwill amortisation and exceptional items* (pence)
years ended 31 March

29.5   19.3   8.8   14.2   **16.9**
00   01   02   03   **04**
*from continuing activities

Chairman's message

Your company has continued to make good progress this year – delivering strong financial results while continuing to transform the business. New wave revenues grew by 30% to £3,387 million.

Earnings per share, before goodwill amortisation and exceptional items, grew by 19% to 16.9 pence – almost doubling in two years. While continuing to invest for the future, we generated free cash flow of over £2 billion and reduced net debt to £8.4 billion – a reduction of two thirds on the level of three years ago.

Our business
Your company continues to make progress by innovating in our traditional markets and by growing revenues in all the new wave markets – ICT (information and communications technology), broadband, mobility and managed services – in which we operate. We continue to invest where we believe it will make the greatest difference, while achieving rigorous standards of cost efficiency and smarter working practices.

Returns to shareholders
Although long-term shareholder return remains the key measure of our success, our share price performance this year has not been strong. Earnings per share before goodwill amortisation and exceptional items have risen well, but this has yet to be reflected in our share price.

However, total shareholder return also includes the dividend, and here the news for shareholders is positive.

We are recommending a full year dividend of 8.5 pence per share. Reflecting BT's commitment to a progressive dividend policy, the dividend pay out ratio for the 2004 financial year was around 50% of earnings before goodwill amortisation and exceptional items. The full year dividend is 31% up on last year, and over four times higher than two years ago. We are targeting a 60% pay out ratio in 2005/06.

The strong cash flow generated by the group also enabled us to begin a share buy back programme in the 2004 financial year. This is being funded from cash generated over and above that required to meet our debt target of £7 billion in 2006/07, after paying dividends and taking into account any acquisitions or disposals.

Regulation
The recently announced strategic review of telecommunications by the UK regulator, Ofcom, is important and welcome to BT.

The review will cover, within the 21 key strategic questions to be addressed, the possibility of the structural separation of BT. Your company believes this is not in the interests of shareholders, customers or employees, and will argue in favour of a strong and integrated BT.



Wider responsibilities
It is important that companies such as BT live up to their responsibilities in the wider communities in which we operate. I'm proud to report that in the 2004 financial year, we were the highest placed telecommunications company in the Dow Jones Sustainability Index for the third year in a row.

Our goal is to help everyone benefit from improved communications and to spread the benefits of new technology as widely as possible. This is demonstrated, for example, by our wide deployment of broadband technology throughout the UK, and by the BT Education Programme, which has enabled more than two million young people to participate in a drama-based campaign designed to help them improve their communications skills.

Strategic progress and outlook
The strong growth in new wave turnover, our ICT order book and broadband shows that our strategy is working. We remain committed to that strategy and are confident in our ability to deliver our key strategic goals.

We've come a long way since May 2001, when your Board announced a radical plan to reduce debts, manage costs and improve customer satisfaction. We've established a solid platform for future growth and success.

None of this could have happened without the loyalty and support of our shareholders, customers, suppliers and employees. Given the continued support of all our stakeholders, we will build on this success and accelerate the transformation of our business.

Christopher Bland

Sir Christopher Bland
Chairman
19 May 2004

Chief Executive's statement



We live in an era of greater customer choice than we have ever seen before. This choice is good for customers and good for our industry.

Changes in technology are leading to changes in people's behaviour. People are, for example, spending more time on the internet and sending information by e-mail, where once they would have used the phone or fax.

This transformation is putting converged services at the heart of our offering, enabling our customers to communicate wherever they happen to be.

As we move from a narrowband to a broadband world, we are offering a new mix of products and services in new markets – ICT, broadband, mobility and managed services.

''Technology substitution'' is also having a significant impact in our traditional voice markets, where fixed-to-fixed voice revenues were down in both the consumer and business markets.

This is both a challenge and an opportunity. We have to respond to those changes in technology, the market and behaviour, at the same time as working to accelerate them.

We have to be absolutely focused on defending and reinventing our traditional markets, through imaginative sales and marketing, through delivering the right products at the right prices. And we have to follow our customers where they want to go, offering them new, flexible services that match their changing personal and business needs.

Customer satisfaction

Our passion for customers is at the heart of everything we do.

A year ago we launched our brand promise to make every customer experience ''simple and complete.'' This is essential to driving down customer dissatisfaction, which remains a critical goal for us. In the 2004 financial year, we reduced dissatisfaction by 22%.

As customer dissatisfaction is driven down, so is the cost of failure. A great customer experience – and cost savings – really can be two sides of the same coin. Getting things right for customers the first time keeps them loyal, contributes to cost effectiveness, and boosts our reputation.

New wave business

ICT used to be an aspiration; it's now a reality. We had a superb year with ICT orders worth more than £7 billion – up 59% on just a year ago. The three deals we signed with the NHS, for example – expected to be worth more than £2.1 billion – indicate our strength in this market.

I believe that we have something very special to offer – the ability to act as ''the telco inside'' our customers' organisations. We offer our customers – businesses and other large organisations, including local and national government – the chance to enhance their productivity, through expert management of their information systems, desktop to desktop.

And we have a full range of network-centric ICT solutions depending on what our customers want – from full service assurance across their ICT infrastructure, through monitoring levels of service throughout their operations, to validation of their networks, data centres and desktops.

Broadband

It's been a tremendous year for broadband as well. People were sceptical when we said we'd reach two million DSL wholesale lines by the summer of 2004. What nobody expected was that we would achieve two million in February 2004. As at 14 May 2004, we had 2.45 million – and climbing. The UK is now moving towards the top of the broadband league.

And our programme for upgrading our exchanges to broadband has been extremely effective in bringing the benefits of this amazing technology to some of the remoter parts of the UK. In April 2004, we announced a roll-out plan that will bring broadband to 99.6% of the UK's homes and businesses.

The announcement, in May 2004, that we will redesign and reduce the cost of our local loop unbundling product, should encourage investment in broadband infrastructure and promote innovation. It's a major move towards the telecommunications market of the future.

In the consumer broadband market we've teamed up with Yahoo! to offer compelling, world-class content and launched a suite of new products that will enable customers to get the most from broadband. A couple of years ago we were among the first to offer a broadband connection for less than £30 a month. This year we've broken the £20 barrier, with an entry-level broadband product for just £19.99 a month.

Mobility

We also stepped back into the consumer mobility market with BT Mobile Home Plan and we established the high street presence that will enable us to offer converged products and services in the future.

Again, our goal is to offer communications flexibility, enabling our customers to communicate the information they choose, in the way that they choose, using whatever communications device they choose.

In May 2004, we announced that we will be working with Vodafone UK to dismantle the barriers between fixed and mobile services, by offering fully converged, fixed/mobile services in the business and consumer mobile markets. Our customers will benefit from being able to communicate and access the same information and services however and wherever they want; whether they are connected to a fixed network or on the move.

For our larger business customers we also offer convergence, managing their fixed and mobile communications seamlessly.

And the growth of Wi-Fi (wireless broadband) suggests that it could well be one of those technologies which rapidly becomes a part of our customers' lives. Once they've experienced it, they find it hard to imagine life without it.

Traditional business

Given the impact of new technology and increasing competition, voice call volumes may no longer be the absolute guide to the health of the company that they once were, but they remain a fundamental part of our business and we are bringing an innovative approach to product development, sales and marketing in the voice calls business. Robust defence doesn't mean retreat, it means seizing new opportunities.

BT Together, for example, has been a major success with around nine million customers. During the year, we announced that we will be abolishing the standard rate for our existing customers from 1 July 2004, and launched an enhanced range of option packages. In the business calls market BT Business Plan has had similar success – customer numbers were up from 20,000 to 175,000 in the year. And BT Local Business is demonstrating that getting close to our customers can deliver significant revenue benefits.

Cost leadership

Cost leadership is vital to the accelerating transformation of BT.

We can and must operate as efficiently and effectively as possible, benchmarking our costs against those of other European telecommunications companies. Most recently, these comparisons showed that our costs are better than average for large

telecommunications companies but that we still have some way to go to achieve best-in-class costs. In the last three years, we've made major reductions in the costs of our operations and we've identified a further £1 billion that can be achieved.

Our Hands Off Access Network (HOAN) project, for example, is helping to improve network efficiency by minimising manual network intervention and reducing the need for exchange visits.

This is not about cutting corners or compromising on service, but about finding innovative, cost-effective new ways to meet customers' needs.

And, over the next few years, we'll be creating the 21st century network. We are transforming our networks, converging them on to a modern, single, multi-purpose platform that will enable us to reduce costs, meet customers' changing needs and improve customer satisfaction. The 21st century network will offer higher performance in return for lower operating costs.

Our people

Of course, without the commitment and hard work of BT people, our strategy would be nothing more than words on the page.

A year ago, we introduced our new values – trustworthy, helpful, inspiring, straightforward, heart. Since then, our people have translated those values into action, driving down customer dissatisfaction, defending the traditional business and winning business in new markets.

We're very proud of what they've done and of what they are continuing to do.



Ben Verwaayen
Chief Executive
19 May 2004

Operating and financial review
Business review

The **Business review** is divided into the following sections:

Please see cautionary statement regarding forward-looking statements on page 141.

All customer numbers are given as at 31 March 2004, unless stated otherwise.
EBITDA = Earnings before interest, taxation, depreciation and amortisation. The definition, reconciliation and reasons for disclosing EBITDA are discussed in the **Financial review**.

Introduction

BT Group plc is the listed holding company for an integrated group of businesses that provides voice and data services in the UK and overseas, particularly in Europe, but also in the Americas and the Asia Pacific region. British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and holds virtually all businesses and assets of the BT group.

Our aim is to increase shareholder value through service excellence, an effective brand, our large-scale networks and our existing customer base, and also through innovation in products, services and solutions. These increasingly build on our strengths in ICT (information and communications technology), broadband, IP (internet protocol) and solutions.

BT is the UK's largest communications service provider, by market share, to the residential and business markets, supplying over 20 million customers with a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.

Our core portfolio covers traditional telephony products such as calls, analogue/digital lines and private circuits. New wave revenue generation is focused on ICT, broadband, mobility and managed services.

In the UK wholesale market, we provide network services and solutions – including broadband ADSL (asymmetric digital subscriber line), interconnect, transit and private circuits – to other operators. We serve around 500 communications companies, fixed and mobile network operators, and service providers. We aim to build complete communications packages and work with our customers to help them succeed in their businesses.

Our aim in these markets is to continue to increase profitable revenues from data and advanced broadband and internet services, which will further reduce our dependence on revenues and profit generated by traditional fixed-line voice services.

In the year ended 31 March 2004 (the 2004 financial year), 93% of our revenues were derived from operations within the UK.

Outside the UK, we supply managed services and solutions to multi-site organisations worldwide. Our core target market is the top 10,000 global multi-site corporations and European multi-site organisations. Building on our existing relationships with large multi-site organisations in the UK and internationally, we provide global reach and a complete range of ICT solutions and services.

Our extensive global communications network and strong strategic partnerships enable us to serve customers in the key commercial centres of Europe, North America and the Asia Pacific region. In Europe, this network links more than 270 towns and cities across 19 countries to our UK network, and beyond into the Americas and the Asia Pacific region.

Our global communications services portfolio ranges from desktop and network equipment and software, transport and connectivity, managed LAN (local area network), WAN (wide area network) and IPVPN (internet protocol virtual private network) services, applications hosting, storage and security services, through to business transformation and change management.

Governance

BT's policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – *The Way We Work*. This includes a commitment to maintaining the highest standards of corporate governance throughout the group (see **Corporate governance**).

Corporate social responsibility

BT is committed to enhancing its positive impact on society through leadership in CSR (corporate social responsibility). In our view, a well managed CSR programme supports the delivery of strategy and is in the best interests of customers, shareholders, employees and the community (see **Our commitment to society**).

From Oftel to Ofcom

The UK regulatory environment changed in 2003 when, on 25 July, the Communications Act came into force, bringing in a new regulator – the Office of Communications (Ofcom) – and a new regulatory framework.

See **Regulation, competition and prices** for more information on Ofcom's duties and powers, and the Communications Act.

Group structure

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969, when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

As a result of the Telecommunications Act 1984, British Telecommunications plc was incorporated in England and Wales as a public limited company, wholly owned by the UK Government.

In November 1984, the UK Government offered 3,012 million ordinary shares (50.2% of the total issued ordinary shares) to the public. British Telecom shares made their debut on the London Stock Exchange on 3 December 1984. From April 1991, British Telecommunications plc traded as BT.

In December 1991, the UK Government sold over half its remaining shares in BT, retaining a holding of about 22%. It sold this residual holding in July 1993.

In 1985, Cellnet, the mobile phone operator, was launched as a joint venture between British Telecom and Securicor, which held 40% of the company. BT acquired full control of Cellnet (now O_2UK – part of mmO_2 plc) by acquiring Securicor's minority holding in November 1999.

In January 2000, BT and AT&T established Concert as a 50/50 joint venture serving customers around the world and transferred their trans-border assets and operations to Concert.

2002 restructuring
During the 2002 financial year, we substantially completed a radical restructuring programme, the key elements of which were:
- the UK's largest-ever rights issue – raising £5.9 billion
- the demerger of the majority of BT's mobile businesses
- the disposal of significant non-core businesses and assets
- the unwind of Concert, BT's joint venture with AT&T
- the creation of customer-focused lines of business. This restructuring resulted in a significant reduction of our debt levels.

Demerger of mmO$_2$
On 19 November 2001, we completed the demerger of mmO$_2$, comprising what were BT's wholly-owned mobile assets in Europe.

Concert
On 1 April 2002, we completed the unwind of Concert. The assets taken back into our ownership have been rationalised and integrated with our existing operations with the aim of optimising performance of the business and simplifying the product set for our customers.

Acquisitions and disposals prior to the 2004 financial year
Between the 1999 and 2002 financial years, we made a number of significant acquisitions, including a stake in J-Phone Communications and Japan Telecom and control of Viag Interkom in Germany.

During the 2002 financial year, reflecting the change in the group's strategy, we disposed of a number of businesses and assets, including Yell – our international directories and e-commerce business – and our stakes in Japan Telecom, J-Phone Communications and Airtel – the Spanish wireless operator.

In January 2003, we completed the sale of our 26% stake in Cegetel Groupe SA, the leading alternative fixed-line operator in France, to Vivendi Universal for £2.6 billion in cash. After accounting for goodwill written back from reserves, BT realised a profit of approximately £1.5 billion before an exceptional interest charge of £0.3 billion on closing out fixed interest rate swaps.

Also in the 2003 financial year, we disposed of a number of non-core investments, including our stakes in BSkyB, Mediaset, Blu and SmarTone.

Acquisitions and disposals in the 2004 financial year
In July 2003, BT received full repayment of loan notes issued by Yell plc, the principal and accrued interest totalling £109 million. The notes, redeemable in 2013 and accruing interest at LIBOR, became repayable, in full, on the IPO (initial public offering) of Yell.

In December 2003, BT issued bonds worth £99 million, maturing in December 2008, which are exchangeable into our 16.6% holding in LG Telecom (LGT) shares. LGT is a wireless telecommunications service provider in the Republic of Korea. At a 17.5% premium to LGT's current share price at the time of issue and a coupon of 0.75%, this was an efficient way to monetise our shareholding in LGT.

In December 2003, we sold our 7.8% stake in Inmarsat Ventures – a provider of global mobile satellite communication services – for a total cash consideration of £67 million.

In January 2004, we acquired the UK operations of NSB Retail Systems, a supplier of software products and services to the retail market for a consideration of £17 million. We also became NSB's exclusive distributor in the UK and Ireland.

Also in January 2004 we announced an offer for the entire issued, and to be issued, share capital of Transcomm plc, at a price of 15.5 pence per share, valuing the company at £16 million. Transcomm is one of the leading providers of data-only wireless services in the UK. In March 2004, the offer was declared wholly unconditional and in April 2004, more than 90% of Transcomm's shareholders had accepted the offer, enabling us compulsorily to purchase the remaining shares in the company.

How BT operates
BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services.

BT Retail and BT Wholesale operate almost entirely within the UK, addressing the consumer, major corporate, business and wholesale markets, and offer a broad spectrum of communications products and services. BT Global Services is BT's managed services and solutions provider, serving the needs of global, multi-site corporations and European multi-site organisations. These three lines of business are focused on providing a simple and complete experience for our customers.



Group turnover by customer segment (%)
year ended 31 March 2004

- Consumer
- Major corporate
- Business
- Wholesale (UK and global carrier)

22% | 32% | 32% | 14%

Consumer includes the external turnover of BT Retail from consumer customers.

Major corporate includes the external turnover of BT Retail from major corporate customers, and the external turnover of BT Global Services, excluding the global carrier business.

Business includes the external turnover of BT Retail from SME customers.

Wholesale includes the external turnover of BT Wholesale and BT Global Services' global carrier business.

Further analysis of group turnover by customer segment and between new wave and traditional turnover is provided in the **Financial review**.

Consumer customers

As at 31 March 2004, BT had approximately 19 million UK consumer customers with more than 20 million residential customer lines (exchange line connections). In the 2004 financial year, consumer revenues declined by 2% to £5,974 million.

Our strategy in the consumer market is to defend traditional revenues and market share vigorously through innovative service offerings backed by innovative marketing and excellent quality of service, at the same time as driving for new wave revenues, particularly in the areas of ICT, broadband and mobility.

Underlying 12 month rolling average revenue per customer household (net of mobile termination charges) was £268 in the 2004 financial year, compared with £271 in the 2003 financial year.

In the consumer market, new wave revenues grew by 135% from £95 million in the 2003 financial year to £223 million in the 2004 financial year, driven principally by broadband.

The number of UK consumer DSL (digital subscriber line) lines grew by 132%.

Business customers

As at 31 March 2004, we had over one million business customers worldwide, with more than nine million exchange lines.

In the 2004 financial year, major corporate revenues increased by 2% to £5,909 million. The increase in new wave turnover of 21% to £2,452 million was driven by ICT, broadband and by mobility, not only in the UK but also globally.

Our strategy in the major corporate market is to drive a continued migration from traditional voice-only services to managed ICT solutions. This enables us to build closer and more integrated relationships with our customers, enabling them to manage their communications spend more effectively and gain competitive advantage in their markets.

In the SME market (companies with between one and 500 employees), our strategy is to provide business customers with tailored communications products and services that enable them to manage their business more simply and efficiently. Although we increased the number of BT Business Plan customers, the contraction of the fixed-call market and regulation-driven price cuts in our telephony services reduced our traditional turnover. This reduction was only partially offset by robust and continued turnover growth in new wave services. Overall, in the SME market during the 2004 financial year, revenues reduced by 4% to £2,600 million.

Wholesale customers

In the 2004 financial year, turnover from our wholesale activities totalled £4,002 million, a decline of 3%.

In the UK, external turnover from BT Wholesale activities was £3,445 million in the 2004 financial year, compared with £3,525 million in the 2003 financial year.

New wave revenues were £361 million, up 54% on the 2003 financial year. This growth has been achieved through broadband and the provision of tailored managed services to UK wholesale customers.

In the coming year, our strategic emphasis for growth will continue to move from the capital-intensive products of our traditional portfolio to broadband, ICT and mobility.

We aim to provide the right solution, be it application, service or product, for our wholesale customers in order that we can continue to build our new wave revenues.

In our global carrier business, revenues were £557 million in the 2004 financial year, down from £585 million in the 2003 financial year. Our global carrier business customers include other fixed-line telecommunications operators, mobile operators and selected internet service providers.

Report structure

For the purposes of this **Business review**, we are reporting on each of our strategic priorities.

For financial reporting purposes, we continue to report by line of business (see **Financial review**).

Other businesses

As at 31 March 2004, we held stakes in a number of other businesses, including:
- stakes in three satellite entities – Eutelsat, Intelsat and New Skies
- a 16.6% stake in LG Telecom, a mobile cellular telephone operator in the Republic of Korea
- an 11.9% stake in StarHub, a fixed and mobile communications operator and pay-TV operator in Singapore.

Group strategy

Our strategy is to build long-term partnerships with our customers. With their support, we aim to maximise the potential of our traditional business – through a combination of enhanced quality of service, creative marketing, innovative pricing and cost efficiency – while pursuing profitable growth by migrating our customers to new wave products and services such as ICT, broadband, mobility and managed services. Our strategic priorities are to:

- keep a relentless focus on improving customer satisfaction
- put broadband at the heart of BT
- create mobility services and solutions
- transform our network for the twenty-first century
- achieve competitive advantage through cost leadership
- lead the world in network-centric ICT solutions
- reinvent our traditional business
- motivate our people and live the BT values.

Keep a relentless focus on improving customer satisfaction

Reducing customer dissatisfaction by 25% a year over three years, on a compound annual basis, to the 2005 financial year is a key target in our drive to deliver the highest levels of customer satisfaction. In the 2004 financial year, we achieved a 22% reduction in customer dissatisfaction, based on qualitative customer research conducted by external agencies. This follows a 37% reduction in the 2003 financial year.

The lines of business all reduced customer dissatisfaction levels during the year.

We are working to remove barriers to providing customers with excellent service and to involve all our customer-facing people in improving our service.

For example, our retail customer-facing and support teams participated in the *my customer* programme, designed to improve our customers' experience and to promote teamworking.

Examples of *my customer* successes include the introduction of a new contact centre structure that enables our people to handle more calls at the first point of contact and enabling engineering and contact centre teams directly to update customer records.

Put broadband at the heart of BT

In the 2004 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband. As at 31 March 2004, in the highly competitive retail market, BT's share of consumer and business broadband connections in the UK was 42%, representing 928,000 lines.

We aim to be a major player in wholesale broadband and data services in the UK.

Broadband for wholesale customers

- In February 2004, ahead of our target, BT's installed base of broadband lines reached two million. We achieved the second million lines in just over eight months. As at 31 March 2004, we had 2.2 million broadband lines, which represents growth of 177% on the previous year, and our target is to reach five million by 2006. In March 2004, we were taking an average of 50,000 orders a week. In total, 2,465 exchanges had been upgraded by the end of the 2004 financial year, reaching more than 85% of the UK's homes and businesses. In May 2004, we announced further broadband progress. The number of broadband lines increased to 2.45 million, 2,652 exchanges had been upgraded and total UK coverage reached 90%.
- The first step was upgrading to broadband more than 1,100 of our exchanges where there was a clear commercial case for doing so. In July 2002, we introduced a demand-driven registration scheme, which enabled people in areas where the exchange had not been upgraded to register an interest. This hugely successful scheme attracted more than 860,000 registrations, helping us match our investment to demand. Because the registration scheme gave us such a clear picture of demand, we were able to announce in April 2004 the speeding up of the delivery of broadband services to rural communities. The scheme is now closed and we intend to roll out broadband to a further 1,128 exchanges by no later than the summer of 2005. This will help bring broadband to exchanges serving 99.6% of UK homes and businesses.
- We continue to explore commercially viable ways of bringing wireless broadband to rural communities. In December 2003, for example, we launched a trial of wireless broadband at sites throughout the UK.
- The commercial launch of BT DataStream Symmetric and BT IPStream Symmetric to 150 exchanges during the year significantly strengthened our portfolio of business-class broadband services, which service providers can offer their customers. Based on SDSL (symmetric digital subscriber line) technology, it provides the same rate upstream and downstream and is suitable for the SME, remote office and teleworking access markets.
- In November 2003, we introduced a new, faster broadband service for wholesale customers. BT IPStream Home 1000 is a self-install product for residential customers who want greater bandwidth than the standard 512Kbit/s available at present.
- In May 2004, we announced that we are to redesign and cut the price for our LLU (local loop unbundling) product by between 15% and up to 70% in a phased series of price cuts. We believe that this move will benefit those companies that are willing to innovate and invest in broadband infrastructure. The new LLU product will be closer to simpler continental European models and we aim to bring it to the market within six months. Immediate price cuts should ensure that there is sustainable demand prior to launch and help potential customers plan ahead with confidence. (See **Other market reviews**).

■ We also announced that we will be adjusting the price of Datastream products to ensure there are adequate margins between Datastream and IPStream Home 500. The details will be announced by the end of May 2004.



BT Wholesale DSL volumes (thousands)

Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
66	87	124	167	277	391	555	800	1,058	1,339	1,753	2,215
2002				2003				**2004**			

Broadband for consumers

During the year, we focused on improving sales processes, reduced the cost of our broadband help-desk operations and increased the number of orders placed online. We also launched several additions to our family of products and announced trials and launches of a new set of value-added products and services.

■ In September 2003, BT and Yahoo! relaunched the Openworld consumer internet service as BT Yahoo! Broadband, a broadband internet service combining high-quality access and a wide range of content and services, for the same price as the existing BT Openworld Broadband offering. The service combines high-quality access with compelling content and services such as intelligent personalisation (to help understand our customers' needs and tailor content accordingly), LAUNCHcast (a personalised radio station), advanced security services – including anti-spam, e-mail anti-virus and a free firewall – news, sport and entertainment.

■ In October 2003, we launched a broadband access product for gamers – Broadband from BT for Online Console Gaming.

■ December 2003 saw the launch of our BT Broadband Voice package, which enables cable broadband customers to make voice calls over the internet. This was the first move by a major UK player into the consumer VOIP (voice over IP) market.

■ In January 2004, we offered our fastest-ever consumer internet service, a 1Mbit/s broadband service through BT Yahoo! Broadband and BT Broadband. This is twice the speed of ordinary broadband and up to 20 times faster than traditional dial-up internet. The service is available

to customers living within approximately 3.5 kilometres of a broadband-enabled exchange – around 75% of existing broadband users.

■ In March 2004, we launched BT Broadband Basic, a simple to use, 0.5Mbit/s broadband entry level service, for under £20 a month.

■ From March 2004, our broadband advertising changed to focus on the range of our broadband portfolio – a set of broadband products which give the consumer choice.

■ In March 2004, we announced a set of broadband products and services for consumers that will be at the heart of our broadband lifestyle strategy, as the priorities in the market switch from access to content, applications, flexibility and managed services. Flexible Bandwidth, which began trials in April 2004, enables users to increase bandwidth – up to 2Mbit/s – temporarily or permanently. BT Rich Media, launched in April 2004, is a platform that enables content providers to make content easily available to users. BT Communicator enables consumers to use a home PC for VOIP, instant messaging, text messaging and other related services. Trials will begin later this year.

Broadband for business customers

■ In January 2004, we rebranded our business broadband products and business broadband information portal, in order to simplify our offerings. BT Openworld Broadband products became BT Business Broadband products and our revamped business information portal became BT Broadband Office. BT Business Broadband remained the leading ISP for SMEs in the UK. As at March 2004, we had over 240,000 business customers. Around 40% of these customers use value-added services such as the Internet Security Pack and the Internet Business Pack.

■ During the financial year, BT Business Broadband joined forces with a number of companies to enhance its networking and value-added services. These companies include: Siebel e.pages, Worldpay, Interland, learndirect, 2Wire and Lexis Nexis.

■ As part of our drive to break down perceived barriers to broadband adoption and to accelerate take-up rates, we offered SME customers savings and activation deals worth up to £260 during the summer of 2003 on a range of broadband products (BT Business Broadband, 500 PLUS, 1,000 PLUS and 2,000 PLUS).

■ At the end of the 2004 financial year, we were connecting around 500 business customers to broadband every day.

■ In April 2004, we announced that we had joined forces with Microsoft to launch a one-stop shop IT and broadband solution. BT Connected & Complete, featuring Microsoft technology, gives small businesses access to regularly updated and individually tailored IT software and support – previously available only to large companies. BT Connected & Complete will, for the first time, provide small businesses with secure broadband access, applications service, support and maintenance, all from a single source and on one bill.

Create mobility services and solutions
Mobility for consumers
In the consumer mobility market our strategy is to build a foundation for the delivery of added-value, fixed/mobile convergent solutions.

■ The launch of BT Mobile Home Plan was a major step back into the mass mobility market and a first step towards a converged fixed/mobile service. BT Mobile Home Plan is targeted at families and its features include bundled, fixed-price packages of call minutes, lower line rental and free short calls home to the family fixed line. The launch was supported by a major advertising campaign. As at 31 March 2004, we had over 41,000 contract customers (for BT Mobile Home Plan and BT Mobile Sense, a previous mobile consumer offering). BT Mobile Home Plan is available through bt.com, BT's direct voice channels and over 1,000 retail outlets (Carphone Warehouse, The Link and Phones 4U).

■ In May 2004, we announced plans to launch Project Bluephone – the first step towards handset convergence. Project Bluephone removes the need to own more than one phone as customers will be able to use a single device that can switch seamlessly between fixed and mobile networks, offering a better service with more guaranteed coverage and lower overall costs. A ''soft launch'', involving more than 1,000 users, is planned for the summer of 2004 and a full launch for later in the year.

Mobility for business customers
We are a service provider in the business mobile market and had over 103,000 business connections at 31 March 2004.

BT provides a range of managed mobile services to UK and global customers who either outsource their mobile communications entirely or rely on BT to provide specific managed services, such as supplier management or managed billing for mobility.

■ The introduction of BT Mobile Office – a convergent, multi-access remote and flexible solution – in September 2003 made it possible for business customers to access their corporate networks via a single, smart log-in application.

■ During the year, we established our position as a major UK provider of public wireless broadband (Wi-Fi) services. As at 31 March 2004, we had almost 2,400 Openzone live sites throughout the UK. In January 2004, we reached agreement with McDonald's to install Openzone access points in more than 500 McDonald's restaurants. We also started installing Openzone access points in our public telephone network. The target is to have 4,000 access points throughout the UK by the end of summer 2004. In January 2004, we sponsored Wireless Broadband Week, which offered seven days of free access to BT Openzone and saw traffic

in the network increase by 133%. In February 2004, we announced a global deal with British Airways to install Openzone access points in 80 of its main customer lounges around the world.

■ The acquisition of Transcomm in 2004 enhanced BT's position in providing remote monitoring and management information services for business customers in the UK. Remote monitoring enables the control of electronic devices over long distances, helping businesses to manage their assets and risks. Devices which can be remotely monitored include: fire and burglar alarms, vending machines, refrigerators, EPOS (electronic point of sale) terminals, parking meters and distribution fleets. Through our BT Redcare operation, BT is already a leading player in fixed-line M2M (machine to machine) applications in the UK. This acquisition enhances our M2M service offering by adding wireless capabilities.

Mobility for wholesale customers
For wholesale customers, we will move towards our strategy in the UK wholesale mobile arena which is to defend our traditional mobility revenues and to grow the new mobility business.

■ We reached agreement to provide Vodafone UK with a managed access transmission network in the UK, connecting its base stations to its core switches. Vodafone will benefit from simplification of processes – including a formalised payment structure – as well as access to any new technologies implemented by BT within the five-year term of the contract.

Transform our network for the twenty-first century
Our UK network today
In the UK, we have 873 local and trunk processor units, 121.7 million kilometres of copper wire and 7.3 million kilometres of optical fibre. The network services we provide include Frame Relay, ATM (asynchronous transfer mode) and IPVPN, and we have the most extensive IP backbone network in the UK. We interconnect with over 100 other operators, as well as carrying transit traffic between telecommunications operators.

Our global reach
In Europe, we own operations in Belgium, France, Germany, Ireland, Netherlands, Spain, Scandinavia and Central and Eastern Europe. We deliver service to our customers in Italy through our joint venture, Albacom, and our applications hosting company, I.Net. In the Americas and the Asia Pacific region, we deliver service to our customers through a combination of direct sales and services operations and strategic partners.

Our network-based services (Frame Relay, ATM and IPVPN) extend to and across North and South America and the Asia Pacific region. This means that products are delivered seamlessly within and from Europe to our own locations in the Americas and delivered locally through interconnect and supply agreements with regional carriers.

■ As at 31 March 2004, our flagship MPLS (multi-protocol label switching) product, which was launched in 2002, had 1,000 points of presence around the globe and could be accessed from more than 70 countries. MPLS-based IP virtual private networks are the next generation of data networks for corporate customers, supporting voice, data and video applications, offering enhanced flexibility and service performance. MPLS revenues grew by 102% during the 2004 financial year.

Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week.

Twenty-first century network

As one of our strategic priorities, we are working to create an intelligent, flexible and customer-focused network for the 21st century (21CN). BT's 21CN is designed to support the next generation of services and revenues for BT and for our wholesale customers, while enhancing the customer experience and reducing costs through greater network intelligence and automation.

21CN aims to support the end-to-end transformation of BT's wholesale business and is designed to deliver tangible benefits to our customers' businesses. The multi-service capabilities of 21CN were refined during a period of consultation with many of the leading communications operators in the industry, as well as technical and equipment vendors from around the world.

The phased introduction of the new platform will support communication in a range of formats and across multiple devices. 21CN will also introduce new levels of network simplicity, intelligence and flexibility and will aim to support the delivery of new revenue-generating services faster than is currently possible.

This is an innovative, long-term transformation programme which is already delivering benefits for our customers. Key developments in the 2004 financial year included:
■ a programme of industry consultation to help refine the network's technical architecture requirements.
■ BT's supplier base for next-generation exchange equipment to support voice, video and data was expanded following comprehensive assessments and trials.
■ advanced next-generation network component and services trials will enable us to begin to move 21CN from the laboratory to the live network over the next 12 months.
■ we continued to eradicate duplication, increase efficiency and reduce network operating costs. For example, our Hands Off Access Network project is helping to improve efficiency by minimising manual network intervention and reducing exchange visits.

We expect to launch a range of new commercial broadband services over the next 12 months. These include:

■ variable bandwidth – giving users the power to boost temporarily broadband speeds online, providing access to premium content such as DVD-quality streamed videos or online gaming.
■ digital content management – capitalising on flexible bandwidth, we are launching a platform to support the management and distribution of new digital content.
■ voice over IP – domestic customers will be able to manage all personal communications from a home PC, enabling phone or video calls over broadband connections.

During the 2004 financial year, we undertook a detailed technical and economic analysis of the options for 21CN deployment. The 2005 financial year will see the initial stages of implementation and live technical trials will begin, prior to investment and deployment decisions being taken.

Capital expenditure is expected to rise, but remain within the group's £3 billion annual target, in the 2005 financial year as the group invests in its 21CN programme.

Achieve competitive advantage through cost leadership

Our focus on continued operational efficiencies helped reduce overall group operating costs before goodwill amortisation and exceptional items by £348 million in the 2004 financial year. Some of the savings in traditional activities have been re-invested in growing new wave activities.

Looking forward, we have identified additional efficiency savings of over £1 billion which we aim to achieve over the next three years by focusing on reducing the costs of failure, complexity and duplication and by working smarter. For example, we will continue to use new technology to develop more cost-effective relationships with our customers.
■ As at 31 March 2004, we had a total of 4.4 million online relationships with customers (via bt.com) and 1.2 million customers receiving e-bills.
■ During the 2004 financial year, we completed our Next Generation Contact Centre programme, having achieved our three-year target of £150 million annual savings by 31 March 2004. (The reduction in the 2004 financial year was £63.6 million). We also invested 1.5 million hours in training contact centre people and continued to rationalise the number of sites – down from 104 to 41 in the last three financial years. We invested £45 million in upgrading environmental standards and deploying new systems and technology.

We are driving for cost leadership within the telecoms industry. Although we currently benchmark well against many other large European telecommunications companies, we remain less efficient than the best in class in our industry. We aim to narrow that gap significantly over the next three years.

Lead the world in network-centric ICT solutions

Our strategy in the ICT market is to establish BT as a global ICT player capable of competing with the world's best in selected growth markets – outsourcing; IP infrastructure; broadband; mobility; managed desktop solutions; and CRM. These are the markets in which communication and networking skills are significant, migration is from our traditional markets, our brand has value and in which partnerships profitably supplement our capability.

ICT for business customers

As applications such as email and office productivity software are increasingly being networked, networks are increasingly seen as vital to productivity and competitive advantage.

ICT revenues for the 2004 financial year were £2.6 billion, a rise of 19% on the 2003 financial year, itself a rise of 8% on the previous year. We aim to deliver ICT solutions to large business customers and other organisations (particularly in the public and government sectors), which give them the communications tools they need for profitability and/or business improvement.

Our larger or more complex and global customer contracts are delivered through or managed by our BT Global Solutions and BT Syntegra businesses. BT Global Solutions' portfolio covers a number of key ICT-related areas including IP infrastructure, CRM, applications and hosting, and outsourcing. BT Syntegra offers business transformation and change management services and is a key player in the global trading systems market. BT Global Solutions and BT Syntegra won business worth more than £7 billion during the 2004 financial year.



ICT sales orders (£ billion)
years ended 31 March

- 2002: 3.3
- 2003: 4.4
- 2004: 7.0

- The highest profile contracts in the year were three NHS contracts which are expected to be worth more than £2.1 billion and form an integral part of the National Programme for Information Technology in the NHS. These contracts represent some of the largest BT has ever won.

   One, worth up to £620 million over ten years is to design, deliver and manage a national patient record database and transactional messaging service for the NHS Care Records Service. This will provide all 50 million NHS patients in England with an individual electronic care record and connect more than 30,000 GPs and 270 acute community

and mental health NHS trusts in a single, secure national system.

   A second contract, expected to be worth up to £996 million over ten years, is to design, deliver and operate integrated local patient record applications and systems for the whole of the London care community.

   The third, worth an estimated £533 million over seven years, is to procure, integrate and manage high-speed, broadband networking services for the New National Network for the NHS.

- Capgemini UK chose BT under a ten-year sub-contract with a total sales order value of approximately £364 million as the telecommunication and WAN supplier for service delivery to the Inland Revenue.

- Other significant wins included a six-year contract with ITV to create a new multimedia network and a five-year deal with Alliance & Leicester worth £10.5 million to upgrade its existing network infrastructure to IP.

- In February 2004, we launched BT Applications Assured Infrastructure (AAI), designed to help organisations understand and master the complex interactions that occur within their communications infrastructure – from desktop to data centre. With AAI, it becomes possible to guarantee that the performance of our customers' ICT systems supports their business priorities and enhances their efficiency. This new proposition combines BT's extensive experience in the provision of corporate data networks and hosting with our professional services capability.

- In the first quarter of 2004, BT became the first UK-based company to introduce Siebel CRM OnDemand to businesses in the UK, enabling SMEs and divisions of larger businesses to organise, manage and streamline their sales, marketing and customer service activity through a hosted environment. Customers can access the service either as an integrated part of BT's existing Siebel-based Contract Central CRM portfolio, which provides a full multimedia contact centre solution, or as a stand-alone CRM application.

- In May 2004, BT and HP announced plans to develop a strategic alliance to address mutual growth opportunities jointly in the global ICT marketplace. As a first step, we have signed managed service agreements with a combined value of US$1.5 billion over the next seven years. Under these agreements, HP will manage BT's mid-range and desktop ICT infrastructure in the UK, and BT will manage HP's voice and data network and product support call centres in Europe, the Middle East and Africa.

ICT for consumers

- Initiatives under the ''Home of Possibilities'' programme aim to bring the benefits of broadband into the home. BT Home Networking enables customers to connect a number of PCs to broadband simultaneously, without wires. And in December 2003, we introduced a broadband-enabled entertainment service, in partnership with Phillips, which enables customers to stream online radio stations and download music to any part of the house – wirelessly.

■ BT Home Computing is a leading provider of computing technology in line with the Government's Home Computing Initiative legislation, which enables companies to provide employees with the use of computers at rates significantly below high street prices.

ICT for wholesale customers

To further our growth strategy, we aim to be the network ICT supplier and sales channel of choice, serving major corporate and government users, and to serve SME and consumer end-users, building on our existing intermediate and broadband portfolio.

■ We signed wholesale ICT deals including a contract, estimated at £5.5 million, to provide Fibernet, the bespoke network service provider, with a fully managed voice network and a managed services contract with Intelliplus Group, a subsidiary of Eckoh Technologies.

Reinvent our traditional business

We face continued challenges in our traditional markets as a result of regulatory intervention, competition and a shift in our customers' buying patterns, as we provide them with higher-specification, high-value, new wave products.

Private circuit volumes fell, due to the switch into lower-priced partial private circuits (as a result of regulatory intervention).

Total fixed-to-fixed voice call minutes in the UK market declined by an estimated two percentage points in the 2004 financial year. This was driven by customers making use of alternatives such as mobile calls, e-mail, instant messaging, corporate IPVPNs and VOIP.

However, call minutes are less important to BT as customer take-up of pricing packages continues and we actively migrate customers to new wave services such as broadband.

Traditional services for consumers

■ The BT Together pricing packages, which offer a range of competitive call prices and fixed-fee pricing options, are an important part of our traditional revenue defence strategy, and had around nine million customers as at 31 March 2004. During the year, we announced we would abolish the standard rate on 1 July 2004 to give more value for money. Existing standard rate customers will move to join those already on BT Together Option 1, which will become the benchmark for our fixed-line call prices.

■ We transformed more than 1,300 payphones in UK high streets, shopping centres, airports and stations into internet kiosks, offering internet access, e-mail, text messaging and video. These kiosks give fast access to a range of services, from news and sport to shopping, games, local maps and information about shops and restaurants. We

also continued to offer space in our payphone kiosks for mobile antennas, Wi-Fi hotspots and CCTV (closed-circuit television).

■ During the 2004 financial year, we launched new calling card products to serve the needs of businesses and international travellers, including a virtual card for data-only users.

■ The immediate impact of the opening up to competition of the directory enquiries market in the UK in August 2003 was significantly to reduce the overall size of the market. Volumes of calls have continued to decline since deregulation. According to the latest figures from Ofcom, calls to all 118 service providers from the BT network in the April 2004 sample were 23% down on September 2003. However, since deregulation, calls to BT Directories 118 services have performed far better than the total market. Calls to 118 500 are 30% up on the level experienced immediately following the 192 switch-off.

■ We successfully re-entered the classified directories market with *The BT Phone Book*. 62,300 advertisers have signed up and 116 directories have been published, achieving market penetration of 5% in the first year. Our online directory enquiries service, www.bt.com/directoryenquiries, is the leading online player in the market, with almost 1.5 million searches (business name, residential and classified) a week. The classified service is currently generating more than one million searches a month.

Traditional services for business customers

■ During the 2004 financial year, we introduced an enhanced version of BT Business Plan offering a ten pence price cap on calls to the US and a 20 pence cap on calls to Europe and certain countries in the Asia Pacific region. We also reduced the annual spend commitment to £250. As at 31 March 2004, BT Business Plan had over 175,000 customers, compared with 20,000 as at 31 March 2003.

■ Our innovative BT Local Business initiative helped us gain traction in the SME market by building closer relationships with smaller business customers, who are often more comfortable dealing with other small companies rather than large corporations. At the end of the 2004 financial year, BT Local Business was active in 73 locations around the country and managing £1.1 billion of annual billed turnover.

■ BT remains the largest supplier of public and managed payphones, strengthening our market position during the year by securing a five-year deal with BAA to supply traditional and new multimedia payphones.

Traditional services for wholesale customers

Our strategy in the UK traditional wholesale market has been to stem the decline in traditional revenues while seeking areas for revenue growth. Our traditional UK wholesale business has been under pressure from several directions over the year. As 77% of our traditional revenue is regulated, the impact of regulatory changes served to reduce UK wholesale revenues. The impact of the mobile termination rate price cuts reduced our external UK wholesale revenue by £126 million (4%) in the year. The reductions from the regulatory network charge control pricing formulae resulted in weighted average price reductions of around 7% across the basket of relevant products.

New regulatory-driven products, such as carrier pre-selection and wholesale access lines, necessitated investment to create and introduce systems and processes – all of which are at a cost. However, we achieved a 1% increase in our UK external revenues (excluding the impact of mobile termination rate cuts). We have further developed our product portfolio, launching products such as wholesale calls and ISDN 30 Service Provider. We have continued with our cost reduction programmes across the business and reduced our UK operating cost base by 4% over the financial year.

In May 2004, we announced we will be introducing a new wholesale calls product for carrier pre-selection (CPS) operators that will allow them to use BT directly for certain calls at a price such that their overall costs can be considerably reduced. This will be developed in consultation with Ofcom and the industry, with interim arrangements to be put in place from July 2004.

Motivate our people and live the BT values
Our people
As at 31 March 2004, we had a diverse workforce of 99,900 people, 91,600 of whom were employed in the UK. To support our international operations, we employ 8,300 people in 37 countries outside the UK.

Workforce flexibility
The changing nature of the markets in which we operate, our focus on cost leadership and our investment in new services have impacted the shape of our permanent workforce. During the 2004 financial year, 2,287 people joined BT, natural attrition was running at 2.5% and, in the UK, 4,514 people left BT under our voluntary paid leaver package.

The composition of our workforce is regularly reviewed and, at the end of the 2004 financial year, managers and professionals represented 31% of our workforce.

We supplemented our long-term customer contact centre workforce in the UK with an additional workforce of 4.6% outside the UK. This workforce is under our direction and control.

We also instigated a review of our procurement contracts for the employment of temporary and agency workers. At 31 March 2004, we were working with ten agencies, with costs for contingency workers (agency and contractors) reducing year on year by 17%.

Shares and pensions
Since privatisation, we have been committed to providing our employees with a stake in the company.

Under the BT Employee Share Investment Plan (ESIP), employees can purchase shares in the company from their pre-tax salaries. In addition, they can buy shares at a discount under our savings-related share option plans. In the 2004 financial year, £20 million was allocated to provide free shares to employees under the ESIP. (Employees outside the UK receive a cash payment equivalent to the value of the shares.) This allocation was linked to corporate performance measures determined by the Board. 98% of eligible employees participate in one or more of these plans.

Most of our employees are members of the BT Pension Scheme or the BT Retirement Plan, both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan.

Listening to our people
Our annual employee attitude survey, most recently conducted in early 2004, gives employees the chance to express their opinions about the company, their managers and the work they do. It encourages managers and their teams to work together to implement action plans to address specific issues. 80% of people participated in the survey and the results showed, for example, that 95% of employees are committed to our customers and 90% feel that their actions align with our brand and people values.

Employees are informed about our business through a wide range of communications channels, including our online news service, monthly newspaper, regular e-mail bulletins and senior management web chats and web cast briefings. This ensures that key messages are available for everyone, with additional information sourced on an ''as needs'' basis.

In the UK two main trade unions are recognised by the company. In continental Europe, we have strong relationships with the works councils, with which we work closely, both on an operational basis and as strategic stakeholders.

Health and safety
We have zero tolerance of workplace accidents and have set rigorous targets to effect significant improvements across the company. During the 2004 financial year, we beat our three-year targets set in 2000/01. Over the three years, we have reduced workplace injuries by 40% and the number of cases of occupational ill-health referred to our occupational health service by 36%.

Diversity in our workforce
A work environment that actively supports all our employees is central to BT's culture. We champion equality of opportunity – regardless of gender, race, sexual orientation, disability or age – throughout the company. Internal networks include the Womens' Network (gender equality) and Kaleidoscope (sexual orientation).

During the 2004 financial year, we were awarded the platinum standard by Opportunity Now for our work on gender equality, the gold standard by Race for Opportunity for our work on race equality, and the Business in the Community Diversity Award – recognising our forward-thinking and diverse approach to equal opportunities. We also work closely with the Employers' Forum on Disability.

Learning and flexibility

In addition to culture change programmes, such as *my customer*, during the year we spent over £61 million (excluding staff and other direct costs) on the training and development of our employees.

We have also increased the emphasis on broadband, e-learning and self-teach opportunities. This is particularly important as we extend our practices of flexible working. At 31 March 2004, we had around 500 job sharers, 5,570 people working part time and more than 7,900 people working from home.

Research and development and IT support

BT Exact is BT's research, technology and IT operations business. It offers expertise and experience in ICT, backed by a team of over 6,000 technologists and one of the world's largest communications research and development facilities. The work undertaken by BT Exact is part of an investment of £334 million in research and development made by BT in the 2004 financial year. This compares with £380 million and £362 million invested in the 2003 and 2002 financial years, respectively.

At BT Exact's core are our world-renowned laboratories at Adastral Park near Ipswich, which have been responsible for some of the world's most far-reaching advances in telecommunications technology, including the advancement of single-mode optical fibre and of the technology and worldwide standards behind passenger phones on aircraft and videoconferencing.

Brightstar – BT's business ''incubator'' with the goal of commercialising our patent portfolio – was created in January 2000. In March 2003, BT Exact teamed up with Coller Capital and New Venture Partners (NVP) to create a new, independent corporate venturing partnership – NVP Brightstar.

BT remains a limited partner and NVP Brightstar remains closely associated with BT Exact through exclusive rights to continue to spin-out companies from its R&D, professional and computing services base. This venturing unit complements our existing patent licensing programme, for which we have an exclusive long-term arrangement with Silicon Valley-based IPValue Management Inc.

Regulation, competition and prices

The commercial environment in the UK and in the countries in which BT operates is increasingly competitive and dynamic. However, we remain subject to extensive regulation, particularly in the UK, which can materially affect the way in which we carry out our business. We also use inputs, such as networks and services from other regulated operators, largely outside the UK, and the availability and price of these inputs may change from time to time, which in turn affects our business.

Regulation in the UK

It is our policy to be fully compliant with the regulatory framework in which we operate. During the 2004 financial year, we reviewed our compliance activities because we want to ensure that we continue to meet the obligations imposed by the UK's Communications Act (previously the Telecommunications Act) and the Competition Act while competing fairly and vigorously within the rules. We have published an annual compliance report which can be found in our social and environment report at www.bt.com/betterworld.

Ofcom

The UK regulatory environment changed materially in 2003. On 25 July 2003, the Communications Act 2003 (''the Communications Act'') came into force, bringing in a new regulator, the Office of Communications (Ofcom), and a new regulatory framework for electronic communications networks and services. Ofcom did not, however, assume its regulatory functions until 29 December 2003 and, in the transitional period, the existing regulators continued to carry out Ofcom's functions relating to networks and services, and spectrum.

Ofcom was set up, as a result of the increasing convergence between telecommunications, broadcasting and radio, to provide a single, seamless approach to regulation across the whole converging marketplace. It amalgamates the roles of five former regulatory agencies: the Director General of Telecommunications (Oftel), the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency.

Ofcom is headed by a board consisting of a chairman and executive and non-executive members. Currently, the chairman is Lord Currie and the chief executive is Stephen Carter.

The main regulatory changes for providers of electronic communications networks and services are:
- the regulator's ability to impose conditions without agreement
- the possibility of fines being imposed for breach of regulatory obligations
- the availability of appeals against regulatory decisions, based on their merits
- the creation of a new regulatory regime which, among other things, implements the requirements of the new EU Directives for general authorisations, instead of individual licences, and bases economic regulation on dominance, or ''significant market power'' (SMP).

Ofcom's duties and powers

Ofcom has a wide range of general and specific duties laid down in the Communications Act. Below is a summary of those duties and functions of particular relevance to BT's activities:
- the principal duty to further the interests of citizens in relation to communications matters and, secondly, to further the interests of consumers, where appropriate, by promoting competition. In doing so, Ofcom must secure,

among other things, the availability in the UK of a wide range of electronic communications services.
■ the duty to have regard to the principles under which its regulatory activities should be transparent, accountable, proportionate, consistent and appropriately targeted.
■ the duty to review regulatory burdens on a regular basis and ensure that they do not involve the imposition or maintenance of unnecessary burdens.
■ the functions of setting conditions of entitlement (see **Regulatory conditions**), and enforcing those conditions (see **Enforcement**). Ofcom's decisions are subject to appeal on the merits (see **Appeals**).

In carrying out its duties, Ofcom must consider promoting competition and the use of effective self-regulation; encouraging investment and innovation; and encouraging the availability and use of high-speed data services (including broadband).

Regulatory conditions

Under the new framework, based on 2003 EU Directives, providers are no longer required to obtain licences before offering telecommunications services. Individual licences, such as that granted to BT in 1984, no longer exist. Instead, there is a general authorisation for anybody who wishes to provide electronic communications networks and services.

Regulation is applied through separate sets of conditions made by Ofcom, of which some apply to all relevant communications providers and others are imposed individually on particular providers which, following a review of the relevant markets, are found to have SMP, or which are designated as "universal service providers". Other general obligations are set out in the Communications Act. The general and specific obligations that form BT's regulatory environment are described below.

Conditions applying to all providers of electronic communications networks or services
General conditions
The foundation of the new regulatory framework is the set of general obligations referred to in the Communications Act as "general conditions". These apply to all providers of electronic communications networks or services, including "systemless" service providers and internet service providers. These general conditions are mainly concerned with consumer protection, but also address matters such as general access and interconnection obligations, standards, emergency planning and numbering. In addition, a separate condition has been set regulating the provision of premium rate services.

Electronic Communications Code conditions
The Electronic Communications Code deals with powers to carry out streetworks and similar activities for the purposes of providing networks and its application is subject to conditions made by the Secretary of State for Trade and Industry.

Other general obligations
Other obligations corresponding to licence conditions under the old framework now apply directly through provisions of the Communications Act. These are:
■ payment of administrative charges (broadly the equivalent of licence fees under the old framework)
■ provision of information to Ofcom when required to do so.

Conditions applying to BT only
USO (universal service obligation) conditions
BT has been designated as the supplier of universal service for the UK excluding the Hull area, where Kingston Communications is the designated provider. The services covered by the USO are defined in an Order issued by the Secretary of State for Trade and Industry. Our basic obligation is to provide a single narrowband connection to the fixed telephone network, but additional USO conditions relate to issues such as schemes for consumers with special social needs and the provision of call box services.

Ofcom is to carry out a fundamental review of the USO with a consultation expected in summer 2004 and a statement towards the end of the year. All aspects of the USO will be reviewed, including schemes for consumers with special social needs, disconnections, payphone provision, minimum data speeds, scope of USO and funding.

Significant market power (SMP) conditions and market reviews
The EU Directives on which the regulatory framework is based require member state national regulatory authorities (in the case of the UK, Ofcom) to define and analyse markets ("market review") and to determine whether any communications provider has SMP, which is aligned with the competition law concept of dominance. Economic regulation can only be imposed following a market review and finding of SMP.

In markets where Ofcom finds that a provider has SMP, it must impose appropriate additional obligations in the form of SMP conditions as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to unduly discriminate, and to notify price changes. In some cases, additional obligations relating to, for example, price control and regulatory accounting have also been, or will be, imposed.

Under provisions in the Communications Act, conditions of BT's former licence are kept in force as necessary pending the making of new significant market power conditions following reviews of the relevant markets. Where market reviews have not yet been completed in relation to services for which BT was formerly regulated, BT is accordingly still regulated under conditions of the former licence.

In the UK, the majority of market reviews have been completed, although some are still in hand, and the local loop unbundling review has only recently commenced (see **Other market reviews**). The current status of the UK market review programme and its implications for and effects on BT are summarised below.

Narrowband market reviews
Five reviews of narrowband markets were concluded in November 2003. In four of these reviews, BT was found to have SMP in some or all of the markets concerned, and conditions were imposed accordingly, including price controls (see **Pricing regulation**), non-discrimination, publication of charges, terms and conditions, and the publication of a ''Reference Offer'' in relation to access services. While many of these obligations are similar in scope of application and severity to those which applied under the old regulatory regime, a number of changes have been introduced. Some of these are favourable to BT. For example, BT is no longer subject to SMP conditions in retail international calls made by business customers or in wholesale international services on country routes accounting for 95% of call volumes. In addition, BT was found not to have SMP in markets for wholesale unmetered narrowband internet termination. However, these reviews also produced some outcomes less favourable to BT: for example, Oftel's proposal to require us to provide digital wholesale line rental products was confirmed.

Leased lines market review
In December 2003, Oftel published its second draft Leased Lines Market Review (LLMR). Among other things, this continued the obligation to provide cost-oriented partial private circuits (PPCs) as a wholesale alternative to retail private circuits, or leased lines. The draft LLMR also required a further effective price reduction of RPI-7%, to take effect from August 2003. We are working with Ofcom to agree a forward-looking price control for PPCs.

The LLMR included a new requirement to provide a wholesale variant of BT's retail ethernet-interface leased line services. We were already in negotiation with wholesale customers for provision of a wholesale product and these commercial negotiations will be guided by our regulatory obligations.

Wholesale broadband access market review
The consultation period on this market review closed on 6 February 2004, and the publication of Ofcom's final decisions is awaited. In the consultation document, Ofcom proposed that BT has SMP in markets for wholesale broadband origination and conveyance, and set out plans to impose a full range of SMP obligations.

BT is required to pass margin squeeze tests in advance of any price change on some of the wholesale products in our broadband portfolio. Margin squeeze tests are designed to address a particular risk where a company with market power upstream is vertically integrated and sells an upstream input both to its own downstream operation and also to its downstream competitors. The test is to determine whether the company would be profitable in the downstream market if it had to pay the same price for the upstream

input as its downstream competitors. This Direction has been continued pending completion of the market review, and margin squeeze tests are likely to appear as regulatory remedies in the event that BT is found to have SMP in broadband access.

On 3 April 2003, Oftel began an investigation into BT's proposed price change of the IPStream products, on the grounds that there might be a margin squeeze on the Datastream products (regarded by Ofcom as the upstream product). We agreed voluntarily to reduce the corresponding Datastream prices and, in May 2004, announced our intention to further adjust the prices to ensure there are adequate margins between Datastream and IPStream Home 500 (see **Traditional services for wholesale customers**).

Other market reviews
Ofcom is conducting a market review of local loop unbundling (LLU) and, in May 2004, published the first consultation. A second will take place during the summer, with completion anticipated for December 2004.

On the mobile front, Oftel concluded a market review of mobile access and origination in November 2003, and a final statement is awaited from Ofcom on the review of mobile voice termination.

Ofcom published a consultation document on financial reporting in April 2004. This makes proposals for SMP obligations relating to accounting separation and cost accounting systems across all markets where SMP designations have been made.

SMP apparatus conditions
The Government has made provision in the Communications Act for Ofcom to review markets for terminal apparatus (eg telephones) and impose conditions on accounting methods, systems and separation, and to impose price controls in relation to hard-wired phones on any provider designated with SMP. Ofcom is considering whether to conduct a review of hard-wired telephones.

Enforcement
The Communications Act sets out the enforcement process to be followed in relation to breaches of conditions. Where a breach is not remedied following notification by Ofcom, Ofcom may take legally enforceable enforcement action and/or impose a penalty of up to 10% of relevant turnover. In addition, a person who suffers loss or damage as a result of the breach may, with Ofcom's consent, sue for damages, and, in the case of serious and repeated contraventions, Ofcom may restrict or suspend the provider's entitlement to provide electronic communications networks or services.

The Communications Act contains similar enforcement procedures (though with much smaller penalties) for matters such as non-compliance with a request for information or non-payment of an administrative charge.

Appeals

One of the main features of the new regulatory framework is that full appeals on the merits are now available against regulatory decisions. Consequently, appeals can be made against matters such as:

- SMP, SMP apparatus (see above) and USO designations
- the setting, modification and revocation of conditions
- enforcement actions, including the imposition of a penalty.

Any person affected by a decision may appeal to the Competition Appeal Tribunal. However, the Tribunal must refer on to the Competition Commission for determination any matters in any appeal which relates to price controls.

In an appeal by BT, the Competition Appeal Tribunal has ruled that it was wrong for Oftel to force us to supply mobile companies with the private circuits that connect their cell sites to their main networks more cheaply, on the basis that such circuits were interconnection, than we had done historically.

Competition

The competitive environment

The UK telecommunications market is fully open and highly competitive.

Although it is some years since the Telecommunications Act abolished the monopoly of the former statutory corporation, British Telecommunications, obligations placed on BT, including pricing regulation, network access, non-discrimination obligations and the requirement to provide universal service, are generally more onerous than for other providers of electronic communications networks and services.

Competition and the UK economy

The growth of mobile over the last decade has been a major factor in shaping the UK's telecommunications landscape. Mobile now accounts for approximately 30% of the total UK voice minutes. BT's market share of the total UK voice market including mobile is estimated to be approximately 40%.

BT's share of the residential fixed-voice market, as measured by the volume of fixed-to-fixed voice minutes, declined to an estimated 70% in the 2004 financial year, compared with an estimated 73% in the 2003 and 2002 financial years. CPS has been one of the contributors to the loss of share in the fixed-voice market. We estimate that BT had 42% of the market for business fixed-voice calls in the 2004 financial year, compared with an estimated 45% and 49% in the 2003 and 2002 financial years, respectively.

The estimated market shares are based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical market trends.

We also estimate that BT has supplied approximately 80% of exchange lines in the UK during the three years under review.

The growth in cable operators' networks in the UK has historically had an adverse effect on BT's share of the residential market as a result of increasing competition from these cable operators. However, in the 2004 financial year, BT grew its residential customer base by 190,000. Current and future wholesale line rental arrangements will allow BT's fixed-line customers to move PSTN lines to other operators which are expected to be the source of more competition in future.

Since 2000, we have been required to provide other operators with the use of the lines connecting BT's local exchanges to our customers and to other operators to install equipment in our exchanges (local loop unbundling) (see **Other market reviews**).

Competition Act

In addition to telecommunications industry regulation, BT is subject to general competition law.

By virtue of provisions in the Competition Act 1998, UK competition law is in line with European Community law in prohibiting anti-competitive agreements, concerted practices and the abuse of a dominant market position. In the case of electronic communications, Ofcom has concurrent investigatory and enforcement powers with the Office of Fair Trading. Breach of the relevant prohibitions could lead to fines of up to 10% of relevant turnover in the UK for each year of infringement (up to a maximum of three years) and/or result in claims for damages in the civil courts. A company may also be ordered to cease an infringing activity. There is an independent mechanism for appeals to the Competition Appeal Tribunal against decisions under the Competition Act.

The Competition Appeal Tribunal is hearing Freeserve's appeal against Ofcom's decision in which BT was found not to have infringed the prohibition on abuse of a dominant position in relation to BT Openworld's consumer broadband products.

Enterprise Act

The Enterprise Act 2002 aims to give more independence to the competition authorities, to reform insolvency and bankruptcy laws and to tackle trading practices that harm consumers.

The key provisions of the Enterprise Act, including the new cartel offence and the section on director disqualification, entered into force on 20 June 2003. It is now a criminal offence, punishable by imprisonment or a fine, or both, to engage in cartel activity. In addition, where companies infringe UK or EC competition law, company directors can be disqualified from acting as such for a maximum period of 15 years.

Pricing regulation

Fixed network

We are subject to price controls on our fixed network services in the UK at two levels: retail and network. Fixed network competitors are generally not subject to direct price controls, although there are some controls on mobile network operators.

Retail price controls

We are subject to two sets of UK retail price controls, one on certain public-switched telephony call charges

Price control formula (RPI-X)

| | Years commencing 1 August | | | | | |
	1998	1999	2000	2001	2002	2003
% RPI movement for the relevant period[a]	3.75	1.35	3.32	1.93	1.03	**2.89**
X in price control formula[b]	4.50	4.50	4.50	4.50	1.03	**2.89**
% required reduction in base prices[cd]	(0.73)	(3.15)	(1.09)	(2.45)	0	**0**
% reduction in base prices overall	(0.73)	(3.24)	(1.20)	(2.50)	(0.22)	**(0.16)[e]**

[a] Annual increase in RPI to previous June
[b] From 1 August 1997, the RPI formula covers the main switched telephone services provided to the lowest 80% of BT's residential customers by bill size
[c] After permitted carry forward of any unused allowance or shortfall from previous years
[d] From 1 August 2002, the RPI formula covers the change in average prices (including residential discount packages)
[e] Price changes implemented up to March 2004 for all residential customers

and exchange line rentals, and one on certain private circuits. Each price control is based on a formula calculated by reference to the UK Retail Prices Index (RPI) and a factor, X.

For services covered by the controls, the weighted average of base prices cannot increase in each year beginning 1 August by more than the annual change in RPI minus X. The current retail price control for public-switched telephony, applying from August 2002 to July 2006, is RPI minus RPI (ie the value of X is RPI and prices cannot increase). It is measured on services used by the lowest 80% of our residential customers classified by bill size. From August 2002, the services covered by the control were extended to include BT's share of the revenue for calls to all four mobile networks, replacing the previous separate control on BT for calls to Vodafone and O_2. The price control formula and our performance against the formula are set out in the table above.

Under the new controls, we have also given an assurance that increases in line rental for business customers will be no more than the annual change in RPI. Under the price controls for private circuits that applied from August 1997 to July 2001, prices for domestic analogue and low-speed digital private circuits could not increase by more than the change in the RPI in any year. For all retail analogue private circuits and 8 Mbit/s digital private circuits, we have voluntarily given an assurance to adhere to a RPI+0% price cap from 30 June 2003 (ie applied retrospectively) until 30 June 2006.

As part of the review of price controls in 2002, BT was required to provide a cost-based wholesale line rental product to other service providers at a regulated price and in a way that does not discriminate between BT's retail business and service providers. This product (Wholesale Access) has been available from BT since 1 September 2002. Further consultation by Ofcom has resulted in an enhanced wholesale access product being available from 29 March 2004.

Network charge control
We operate under interconnection agreements with most other operators. The current network charge control period began on 1 October 2001 and will last for four years from that date. It requires us to set reasonable charges based on long-run incremental costs for our standard interconnection services. Depending on the degree of competition for these services, charges are cap-controlled each year by RPI

minus X (where X ranges from 7.5% to 13%) for services Ofcom considers unlikely to become competitive in the near future; and safeguard cap controlled (ie no increases above RPI during any relevant year of the overall control period) for services likely to become competitive. Those services considered fully competitive are not subject to direct charge controls. Later in 2004, Ofcom will begin a review of the network charge control to determine what control should apply from 1 October 2005.

The main network price caps are listed below:

Basket	X Factor in RPI – X formula	Duration
Call termination	10	30 Sept 2005
Call origination	10	30 Sept 2005
Tandem layer	13	30 Sept 2005
Safeguard cap	0	30 Sept 2005
Interconnect specific	8.25	30 Sept 2005
Local exchange FRIACO	7.5	30 Sept 2005
Number portability	5	31 July 2006

The number portability charge control runs from 1 August 2002 until 31 July 2006. The charges are controlled by a RPI minus X formula, with X set at 5%. Under the new regime, General Condition 18 requires all providers to offer number portability, among other things, on reasonable terms and for charges to be cost-orientated. Ofcom is currently consulting on proposals for Condition 69A, presently maintaining the number portability charge control, to be replaced by a non-binding undertaking from BT that we will continue to comply with its terms, including the RPI-5 charge control as though the provision was still operative until 31 August 2006.

BT must publish a notification to Ofcom and other operators if we intend to amend existing charges or to offer new services. Notice periods range from 28 to 90 days for regulated services, depending on the degree to which they are judged to be competitive.

FRIACO
FRIACO (flat-rate internet access call origination) is a service that provides flat-rate charges for internet dialled access. On 21 July 2003, Oftel issued a Direction on the intelligent network component of the FRIACO price that required BT to delete this component from the charge retrospectively to 1 June 2002. BT incurred rebate payments in the 2004 financial year of around £16 million.

Wholesale access charge control

The charges for wholesale access services are also subject to price control. The charges for the line rental (residential and business products), line transfer and new line installations have been set by Ofcom and are subject to a price control of RPI minus 2%, effective from 1 September 2002 for four years. The control applies to the aggregate of all charges (rental, transfer and installation) as well as to line transfers separately. We are also under an obligation to notify Ofcom and service providers if we intend to amend existing charges. Notice periods range from 28 to 90 days, depending on the specific service.

On 28 November 2003 Oftel published its statement on the fixed narrowband wholesale exchange line market. This statement contained new obligations on BT to provide business ISDN2 wholesale line rentals with cost-oriented prices. We must also provide residential ISDN2 and ISDN30 wholesale line rentals at retail minus prices. Furthermore, the wholesale ISDN2 business and ISDN30 products have to be provided in accordance with a functional specification defined by Ofcom. Ofcom is conducting an investigation into the prices of business ISDN2 wholesale line rental.

Non-UK regulation

BT must comply with the regulatory regimes in the countries in which we operate or wish to operate. The obligations placed on BT and our suppliers continue to be relevant to our business models and have cost implications for our end-user services. These rules are generally applied by national regulatory authorities operating under a government mandate. The impact of the decisions of these bodies can have a material impact on our business models from time to time.

European Union

The degree to which the European directives have been implemented varies by country. While 2004 should see a general move towards the new regime, in some countries the directives may not be fully implemented until 2005. In most, but not all, member states the primary legislation that will enable the introduction of the new regulatory regime is going through, or has been through, the legislative process. The processes of identification of operators with SMP and the subsequent setting of regulatory obligations on those operators are mostly in progress. The implementation process in Germany is notably behind that in other major member states.

BT will not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries. Any findings that BT has SMP in any non-UK market are not expected to have a material impact. We are lobbying the European Commission and other EU bodies with responsibility for electronic communications for consistent and timely implementation of the new directives and associated regulation.

The availability of cost-oriented access products from regulated incumbents remains an important element of our strategy around the world and we continue to press these incumbents, their national regulatory authorities and at EU level for such access. Their availability varies by country.

Rest of the world

The vast majority of the markets in which we operate around the world are regulated, and in the majority of these we have to obtain licences or other authorisations and to comply with the conditions of these. The degree to which these markets are liberalised varies widely: while many are fully open to competition, others place restrictions on market entrants, such as the extent to which foreign ownership is permitted, or restrictions on the services which may be provided. The extent to which the national incumbent operator is effectively regulated also varies considerably. BT's ability to compete fully in some countries is therefore constrained.

Other significant changes and issues

Mobile call termination

In early 2003, the Competition Commission ruled that mobile termination rates were against the public interest and recommended one-off cuts of 15% in real terms before 25 July 2003 and RPI minus X cuts for the following two years (X = 15% for Vodafone and O_2 and X = 14% for T-Mobile and Orange).

(There are two types of mobile termination charge.
- When a BT fixed-line customer makes a call to a mobile phone, we incur a termination charge payable to the mobile operator. This charge is incorporated in the cost of the call.
- When a customer of any mobile operator makes a call to another mobile network, this can pass through BT's fixed network. In this case, BT passes the termination charge on behalf of the calling mobile network to the receiving mobile network.)

Oftel introduced changes to the mobile operators' licences to implement the one-off 15% cut by 25 July 2003 and Ofcom is currently undertaking a market review of mobile termination rates to evaluate what, if any, controls should exist going forward. Ofcom's latest proposals seek to implement the Competition Commission's original findings.

The financial effect has been to reduce group revenues by over £200 million during the 2004 financial year. However, payments to mobile operators have reduced by exactly the same amount, leaving a neutral effect on profits.

Strategic Review of Telecommunications

During 2004, Ofcom will be carrying out a strategic review of the UK telecommunications sector and published its first consultation in April 2004. The review will be comprehensive, wide ranging and will assess the options for enhancing value and choice in the UK telecommunications sector while having regard to investment and innovation. Ofcom's proposals will be set out in a report to be published before the end of 2004.

The review focuses on five fundamental issues, relating respectively to: the key attributes of a well-functioning telecoms market for citizen-consumers; the achievement of sustainable competition; the possibility of a significant reduction in regulation; incentivising efficient and timely investment in next-generation networks; and the relevance of the issue of structural or operational separation of BT.

Funds for liabilities
Under conditions relating to the Electronic Communications Code, an electronic communications provider which has apparatus on or in the public highway is required to make financial provision to cover damage suffered by highway or other relevant authorities, resulting from works carried out by the communications provider, for the removal of its network, if necessary, in the event of the liquidation or bankruptcy of the company.

The conditions require the company to provide Ofcom annually with a certificate that, in the company board's opinion, the company has fulfilled its obligations to ensure the availability of the required funds.

Relationship with HM Government
The UK Government, collectively, is our largest customer, but the provision of services to any one department or agency of the UK Government does not comprise a material proportion of our revenues. Except as described below, the commercial relationship between BT as a supplier and the UK Government as customer has been on a normal customer and supplier basis.

We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act 2003 require all providers of public telephone networks and/or publicly available telephone services, including BT, on the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. Furthermore, the Civil Contingencies Bill, currently before Parliament, contains provision enabling obligations to be imposed on providers of public electronic communications networks, including BT, in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interests of national security and international relations.

Legal proceedings
The company does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The evidential hearings are continuing in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such potential claim.

Five-year financial summary

Profit and loss account

Years ended 31 March	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
Total turnover:					
Continuing activities	18,228	21,068	21,815	20,182	18,914
Discontinued activities	3,675	8,598	2,827	–	–
	21,903	29,666	24,642	20,182	18,914
Group's share of associates' and joint ventures' turnover	(3,364)	(9,937)	(4,764)	(1,455)	(395)
Trading between group and principal joint venture	176	698	681	–	–
Group turnover:					
Continuing activities	16,125	17,141	18,447	18,727	18,519
Discontinued activities	2,590	3,286	2,112	–	–
	18,715	20,427	20,559	18,727	18,519
Other operating income	216	359	362	215	177
Operating costs[ab]	(15,359)	(20,759)	(21,400)	(16,370)	(15,823)
Group operating profit (loss):					
Before goodwill amortisation and exceptional items	3,772	3,257	2,580	2,790	2,892
Goodwill amortisation and exceptional items	(200)	(3,230)	(3,059)	(218)	(19)
	3,572	27	(479)	2,572	2,873
Group's share of operating profit (loss) of associates and joint ventures[c]	(400)	(397)	(1,381)	329	(34)
Total operating profit (loss):					
Continuing activities	3,143	2,456	(1,489)	2,901	2,839
Discontinued activities	29	(2,826)	(371)	–	–
	3,172	(370)	(1,860)	2,901	2,839
Profit on sale of fixed asset investments and group undertakings	126	619	4,389	1,691	36
Profit on sale of property fixed assets	26	34	1,089	11	14
Amounts written off investments	–	–	(535)	(7)	–
Net interest payable[d]	(382)	(1,314)	(1,622)	(1,439)	(941)
Profit (loss) on ordinary activities before taxation:					
Before goodwill amortisation and exceptional items	3,100	2,072	1,113	1,829	2,016
Goodwill amortisation and exceptional items	(158)	(3,103)	348	1,328	(68)
	2,942	(1,031)	1,461	3,157	1,948
Tax on profit (loss) on ordinary activities[e]	(957)	(712)	(443)	(459)	(539)
Profit (loss) on ordinary activities after taxation	1,985	(1,743)	1,018	2,698	1,409
Minority interests	10	(127)	(23)	(12)	8
Profit (loss) for the financial year	1,995	(1,870)	995	2,686	1,417
Average number of shares used in basic earnings per share (millions)	7,235	7,276	8,307	8,616	8,621
Basic earnings (loss) per share	27.6p	(25.7)p	12.0p	31.2p	16.4p
Diluted earnings (loss) per share	26.9p	(25.7)p	11.9p	31.0p	16.3p
Basic earnings (loss) per share from continuing activities	29.2p	20.7p	(34.8)p	31.2p	16.4p
Diluted earnings (loss) per share from continuing activities	28.5p	20.4p	(34.8)p	31.0p	16.3p
Dividends per share	19.6p	7.8p	2.0p	6.5p	8.5p
Dividends per share, cents[f]	35.7c	14.0c	3.1c	10.3c	15.6c
Basic earnings per share before goodwill amortisation and exceptional items	29.8p	17.5p	6.1p	14.2p	16.9p
Diluted earnings per share before goodwill amortisation and exceptional items	29.1p	17.3p	6.0p	14.1p	16.8p
Basic earnings per share before goodwill amortisation and exceptional items on continuing activities	29.5p	19.3p	8.8p	14.2p	16.9p

[a] Operating costs include net exceptional costs	111	2,857	2,707	198	7
[b] Includes redundancy and early leaver costs	59	118	252	276	202
[c] Group's share of operating profit (loss) of associates and joint ventures includes exceptional costs (release)	–	332	1,294	(150)	26
[d] Net interest payable includes exceptional costs (credits)	–	(25)	162	293	55
[e] Includes exceptional tax charge (credit)	5	22	(143)	(139)	(29)
[f] Based on actual dividends paid and/or year end exchange rate on proposed dividends					

Cash flow statement

Years ended 31 March	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
Net cash flow from operating activities	5,849	5,887	5,257	6,023	5,389
Dividends from associates and joint ventures	5	10	2	6	3
Returns on investments and servicing of finance	(163)	(727)	(1,695)	(1,506)	(527)
Taxation paid	(1,311)	(669)	(562)	(434)	(317)
Capital expenditure and financial investment	(3,752)	(8,442)	(1,354)	(2,381)	(2,477)
Acquisitions and disposals	(6,405)	(13,754)	5,785	2,842	(60)
Equity dividends paid	(1,364)	(1,432)	–	(367)	(645)
Cash (outflow) inflow before management of liquid resources and financing	(7,141)	(19,127)	7,433	4,183	1,366
Management of liquid resources	1,236	(480)	(1,864)	(1,729)	1,123
Financing	5,959	19,735	(5,479)	(2,473)	(2,445)
Increase (decrease) in cash in the year	54	128	90	(19)	44
(Increase) decrease in net debt in the year	(6,582)	(18,942)	13,930	4,225	1,222

Balance sheet

At 31 March	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
Intangible fixed assets	5,777	18,380	252	218	204
Tangible fixed assets	18,163	21,625	16,078	15,888	15,487
Fixed asset investments	5,878	5,204	1,221	555	377
Net current assets (liabilities)	(7,115)	(11,143)	732	1,876	2,002
Total assets less current liabilities	22,703	34,066	18,283	18,537	18,070
Loans and other borrowings falling due after one year	(5,354)	(18,775)	(16,245)	(13,456)	(12,426)
Provisions for liabilities and charges	(3,011)	(2,738)	(2,324)	(2,376)	(2,504)
Minority interests	(498)	(499)	(72)	(63)	(46)
Total assets less liabilities	13,840	12,054	(358)	2,642	3,094
Called up share capital	7,485	7,573	434	434	432
Share premium account	–	–	2	2	2
Capital redemption reserve	–	–	–	–	2
Other reserves	(3,345)	(2,848)	1,025	998	998
Profit and loss account	9,700	7,329	(1,819)	1,208	1,660
Total equity shareholders' funds (deficiency)	13,840	12,054	(358)	2,642	3,094
Total assets	37,588	54,799	27,673	28,217	26,618

US GAAP

Years ended 31 March	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
Group operating profit (loss)	2,990	(633)	(337)	2,693	2,420
Income (loss) before taxes	2,096	(1,959)	1,025	3,653	1,188
Net income (loss):					
Continuing activities	1,559	809	(1,680)	4,134	883
Discontinued activities	(166)	(3,166)	948	–	–
	1,393	(2,357)	(732)	4,134	883
Average number of ADSs used in basic earnings per ADS (millions)	724	728	831	862	862
Basic earnings (loss) per ordinary share	19.3p	(32.4)p	(8.8)p	48.0p	10.2p
Diluted earnings (loss) per ordinary share	18.8p	(32.4)p	(8.8)p	47.7p	10.2p
Basic earnings (loss) per ordinary share from continuing activities	21.5p	11.1p	(20.2)p	48.0p	10.2p
Diluted earnings (loss) per ordinary share from continuing activities	21.1p	11.0p	(20.2)p	47.7p	10.2p
Basic (loss) earnings per ordinary share from discontinued activities	(2.2)p	(43.5)p	11.4p	–	–
Diluted (loss) earnings per ordinary share from discontinued activities	(2.3)p	(43.5)p	11.3p	–	–
Basic earnings (loss) per ADS	£1.93	£(3.24)	£(0.88)	£4.80	£1.02
Diluted earnings (loss) per ADS	£1.88	£(3.24)	£(0.88)	£4.77	£1.02
Total assets as at 31 March	38,481	55,361	30,428	31,131	28,674
Ordinary shareholders' equity (deficiency) as at 31 March	13,634	10,231	(4,247)	(2,258)	(1,455)

Financial review

The review is divided into the following sections:

Please see cautionary statement regarding forward-looking statements on page 141.

Introduction

The 2004 financial year was marked by the continuing transformation of our business operations and markets, where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group's performance benefited from the growth in new wave activities such as Information and Communications Technology (ICT) solutions, broadband, mobility and managed services and continued cost efficiency programmes.

The 2003 financial year was characterised by a focus on implementing and delivering the strategy announced in April 2002 and further corporate transactions in the continued restructuring of the group and reduction of net debt. The corporate transactions included the unwind of the Concert joint venture on 1 April 2002 and the disposal of our interest in Cegetel for £2.6 billion.

The 2002 financial year was dominated by a series of corporate transactions designed to focus and transform the group and reduce its net debt position. Those corporate transactions included raising £5.9 billion through the rights issue in June 2001, selling our Japanese telecom and Spanish mobile investments for £4.8 billion, selling the Yell directories business for approximately £2 billion, the demerger of mmO_2 and the sale and leaseback of properties for £2.4 billion.

As a result of the major restructuring of the group and the significant level of corporate transactions completed during the period under review, we believe it is difficult for investors to meaningfully compare the financial performance of the group between the financial years under review. In this Financial review the commentary is therefore focused principally on the trading results of the continuing activities of BT Group before goodwill amortisation and exceptional items. In comparing the continuing activities of the group, the results of our discontinued activities, namely our Japanese telecom and Spanish mobile investments, Yell and mmO_2 are excluded. Goodwill amortisation is excluded because the annual charge has varied significantly during the period under review as a result of the corporate transactions noted above and the exceptional impairment charges. The exceptional items, by virtue of their size or nature, are excluded because they predominantly relate to corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review.

The goodwill amortisation and exceptional items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.

The following table shows the summarised profit and loss account which includes a reconciliation of the key performance measures before and after goodwill amortisation and exceptional items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

Summarised profit and loss account

	2004	2003	2002	
	Continuing activities and total £m	Continuing activities and total £m	Continuing activities £m	Total* £m
Total turnover	18,914	20,182	21,815	24,642
Group's share of associates' and joint ventures' turnover	(395)	(1,455)	(4,049)	(4,764)
Trading between group and principal joint venture	–	–	681	681
Group turnover	**18,519**	18,727	18,447	20,559
Other operating income	177	215	361	362
Operating costs	(15,823)	(16,370)	(18,854)	(21,400)
Group operating profit (loss):				
Before goodwill amortisation and exceptional items	2,892	2,790	2,771	2,580
Goodwill amortisation	(12)	(20)	(121)	(352)
Exceptional items	(7)	(198)	(2,696)	(2,707)
	2,873	2,572	(46)	(479)
Group's share of operating profit (loss) of associates and joint ventures	(34)	329	(1,443)	(1,381)
Total operating profit (loss):				
Before goodwill amortisation and exceptional items	2,884	2,971	2,663	2,546
Goodwill amortisation	(12)	(22)	(162)	(405)
Exceptional items	(33)	(48)	(3,990)	(4,001)
	2,839	2,901	(1,489)	(1,860)
Profit on sale of group undertakings and fixed asset investments	36	1,691	21	4,389
Profit on sale of property fixed assets	14	11	1,089	1,089
Amounts written off investments	–	(7)	(535)	(535)
Net interest payable	(941)	(1,439)	(1,579)	(1,622)
Profit (loss) on ordinary activities before taxation:				
Before goodwill amortisation and exceptional items	2,016	1,829	1,273	1,113
Goodwill amortisation	(12)	(22)	(162)	(405)
Exceptional items	(56)	1,350	(3,604)	753
	1,948	3,157	(2,493)	1,461
Tax	(539)	(459)	(385)	(443)
Profit (loss) after taxation	**1,409**	2,698	(2,878)	1,018
Minority interests	8	(12)	(10)	(23)
Profit (loss) for the financial year	**1,417**	2,686	(2,888)	995
Basic earnings (loss) per share:				
Before goodwill amortisation and exceptional items	16.9p	14.2p	8.8p	6.1p
Goodwill amortisation	(0.1)p	(0.3)p	(2.0)p	(5.0)p
Exceptional items	(0.4)p	17.3p	(41.6)p	10.9p
	16.4p	31.2p	(34.8)p	12.0p

* Including discontinued activities

Group results

All references in this section to the 2002 financial year results or performance against the 2002 financial year are in relation to the results from continuing activities.

Whilst driving a significant transformation in the business, the group continued to make further progress with earnings per share before goodwill amortisation and exceptional items at 16.9 pence which were 19% ahead of the 2003 financial year and 92% ahead of the 2002 financial year.

The acceleration of our transformation is demonstrated by the 30% growth of new wave turnover to £3,387 million compared to an increase of 20% in the 2003 financial year. New wave turnover represented 18% of group turnover in the 2004 financial year compared to 14% and 12% in the 2003 and 2002 financial years, respectively. New wave turnover is mainly generated from ICT solutions, broadband, mobility and managed services.



Group turnover (£ million)
years ended 31 March

New Wave
Traditional

In the 2004 financial year, performance was driven by particularly strong growth in the ICT solutions business and broadband. However, this growth was more than offset by a 6% decline in turnover from the group's traditional businesses. The decline reflects regulatory intervention, price reductions and competitive and technological changes that are being used to drive customers from traditional services to better value and more flexible new wave services, such as broadband and IPVPN's. Mobile operators were required to reduce their fees for terminating calls and these regulatory reductions were passed on to BT customers resulting in lower revenues but are profit neutral as payments to mobile operators were reduced by the same amount. Group turnover was maintained after excluding the £219 million impact of these regulatory reductions to mobile termination rates.

In the 2003 financial year performance in new wave services was also driven by strong growth in ICT solutions and broadband. This growth was partly offset by the 1% decline in traditional revenues.

The table below analyses the group turnover by customer segment. Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from smaller and medium sized enterprise (SME)

customers. Major Corporate includes the external turnover of BT Retail Major Corporate customers, and the external turnover of BT Global Services, excluding global carrier. Wholesale includes the external turnover of BT Wholesale and BT Global Services' global carrier business.

Group turnover by customer segment

	2004 £m	2003 £m	2002 £m
Consumer	5,974	6,067	5,916
Business	2,600	2,716	2,748
Major Corporate	5,909	5,794	4,962
Wholesale	4,002	4,110	4,433
Other	34	40	388
	18,519	18,727	18,447

Consumer turnover in 2004 was 2% lower (1% excluding the impact of regulatory reductions in mobile termination rates) at £5,974 million when compared to the 2003 financial year. In the consumer fixed voice market, Carrier Pre Selection (CPS) had some impact with BT's estimated residential market share, as measured by the volume of fixed to fixed voice minutes, declining by 3 percentage points to 70% compared to the 2003 financial year. The estimated market share, as measured by the volume of fixed to fixed voice minutes, is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical market trends.

The proportion of contracted revenues has been increasing, now approaching 60% of total revenues, with the success of the BT Together packages and broadband. The underlying 12 months rolling average revenue per customer household (net of mobile termination charges) of £268 in the 2004 financial year was 1% lower than the 2003 financial year. Consumer turnover in the 2003 financial year was 3% higher at £6,067 million when compared to the 2002 financial year. The number of BT Together packages increased by 304,000 packages during the 2003 financial year.

The aggregate Business and Major Corporate turnover in the 2004 financial year was maintained when compared to the 2003 financial year after an increase of 10% from the 2002 financial year. BT's estimated business market share of fixed to fixed voice minutes declined to an estimated 42% in the 2004 financial year compared to an estimated 45% and 49% in the 2003 and 2002 financial years, respectively.

Turnover from smaller and medium sized enterprise customers in the 2004 financial year reduced by 4% to £2,600 million compared to the 2003 financial year, reflecting the continued penetration of CPS and the impact of customers switching from traditional telephony services to new wave services such as broadband. However, BT Business Plan, launched in January 2003, had successfully attracted more than 267,000 business locations (175,000 customers) by 31 March 2004, helping to mitigate the rate of market share decline. Revenues from smaller and medium sized businesses in the 2003 financial year decreased by 1% compared to the 2002 financial year.

Major Corporate turnover increased by 2% to £5,909 million in the 2004 financial year with the growing new wave turnover offsetting the decline in traditional UK services. This reflects the continued migration of traditional voice only services to managed ICT contracts from which turnover grew by 19% to £2,564 million in the 2004 financial year confirming BT's status as a major ICT provider in this market. Contract wins from ICT solutions amounted to more than £7 billion in the 2004 financial year. The highest profile of these were three NHS contracts expected to be worth more than £2.1 billion and forming an integral part of the National Programme for Information Technology in the NHS. In the 2003 financial year Major Corporate revenues increased by 17% to £5,794 million with part of this increase reflecting the re-integration of Concert. Contract wins from ICT solutions in the 2003 financial year amounted to more than £4.4 billion compared to more than £3.3 billion in the 2002 financial year.

Wholesale (UK and Global Carrier) turnover in the 2004 financial year fell by 3% (maintained excluding the impact of regulatory reductions to mobile termination rates) to £4,002 million when compared to the 2003 financial year. New wave turnover in the UK Wholesale business increased by 54% driven by broadband and managed services after growing by 110% in the 2003 financial year. The Global Carrier business turnover declined by 5% in the 2004 financial year. In the 2003 financial year, Wholesale (UK and Global Carrier) turnover decreased by 7% when compared to the 2002 financial year partly reflecting the re-integration of Concert.

Group operating costs before goodwill amortisation and exceptional items reduced by 2% to £15,804 million in the 2004 financial year when compared to the prior year. The group continued to focus on operational efficiency and effectiveness initiatives which were offset by investment in new wave activities and the adverse impact of currency movements of £80 million. Group operating costs before goodwill amortisation and exceptional items in the 2003 financial year of £16,152 million increased by 1% compared to the 2002 financial year. Net staff costs in the 2004 financial year, excluding leaver costs of £202 million, increased by £138 million to £3,533 million due to the impact of increased pay and national insurance rates and the higher SSAP 24 pension charge, offset by improved efficiency. In the 2003 financial year, net staff costs excluding leaver costs of £276 million declined by 2%. Payments to other telecommunications operators were £3,963 million, an increase of 1% on the 2003 financial year as both UK and overseas payments increased. In the 2003 financial year payments to other telecommunication operators reduced by 8% to £3,940 million. The payments in the 2002 financial year include those made to the Concert global venture for the delivery of BT's outgoing international calls, which accounts for most of the reduction in the 2003 financial year. Other operating costs before goodwill amortisation and exceptional items reduced by 6% in the 2004 financial year largely due to efficiency cost savings offset by the

adverse impact of currency movements. Other operating costs in the 2003 financial year include the costs associated with the re-integrated activities of the former Concert global venture.

Group operating profit before goodwill amortisation and exceptional items at £2,892 million for the 2004 financial year was 4% higher than the prior year. This reflects cost efficiencies achieved during the year, the improved performance of BT Global Services and a £74 million decrease in leaver costs offset by the decline in turnover. In the 2003 financial year, group operating profit before goodwill amortisation and exceptional items at £2,790 million was £19 million higher than the prior year. The cost efficiencies achieved during the year were offset by a £90 million increase in leaver costs, the negative group operating profit effects of unwinding the Concert global venture and the Telereal property sale and leaseback transaction. In total, these effects reduced group operating profits by over £400 million, although this was compensated for at the profit before tax level by a corresponding improvement in our share of the operating profits of associates and joint ventures and net interest payable.

BT's share of associates' and joint ventures' operating losses before goodwill amortisation and exceptional items was £8 million in the 2004 financial year, compared to a £181 million profit in the 2003 financial year and a £108 million loss in the 2002 financial year. The 2003 financial year includes the results of our interest in Cegetel which was sold in January 2003. The improvement in the 2003 financial year mainly reflected the benefit of the unwind of the Concert global venture.

Net interest payable before exceptional items was £886 million for the 2004 financial year, an improvement of £260 million against the 2003 financial year following an improvement of £271 million in the 2003 financial year. This reflects the reduction in net debt in both years.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of £2,016 million in the 2004 financial year, an increase of 10% compared to the 2003 financial year, reflecting the underlying operating performance of the group and lower net interest costs. In the 2003 financial year the profit before taxation, goodwill amortisation and exceptional items of £1,829 million was £556 million higher than the 2002 financial year. The improvement in the 2003 financial year was principally due to the exit from loss making businesses, improved operating profits and lower interest charges.

The taxation charge for the 2004 financial year was £568 million on the profit before goodwill amortisation and exceptional items, an effective rate of 28.2% compared to 32.7% and 41.5% in the 2003 and 2002 financial years, respectively. The high effective rate in the 2002 financial year was mainly due to the impact of loss making subsidiaries outside the UK for which tax relief was not available.

Basic earnings per share before goodwill amortisation and exceptional items were 16.9 pence

Line of business summary

	Group turnover			Group operating profit (loss)			Goodwill amortisation			Exceptional charges (credits)		
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
BT Retail	13,534	13,882	13,284	1,433	1,527	894	1	1	1	–	–	111
BT Wholesale	10,859	11,247	12,325	1,682	1,758	2,070	–	–	–	(1)	–	79
BT Global Services	5,782	5,417	4,678	(116)	(394)	(2,625)	11	19	120	–	–	2,211
Other	35	41	95	(126)	(319)	(385)	–	–	–	8	198	295
Intra-group	(11,691)	(11,860)	(11,935)	–	–	–	–	–	–	–	–	–
Total continuing activities	18,519	18,727	18,447	2,873	2,572	(46)	12	20	121	7	198	2,696
Discontinued activities	–	–	2,112	–	–	(433)	–	–	231	–	–	11
Group totals	18,519	18,727	20,559	2,873	2,572	(479)	12	20	352	7	198	2,707

for the 2004 financial year, an increase of 19% from 14.2 pence in the 2003 financial year, and were 8.8 pence in the 2002 financial year. The 2002 financial year reflected the higher operating costs and net interest payable which have continued to improve during the 2004 and 2003 financial years.

Line of business results

In the following commentary, we discuss the operating results of the group for the 2004, 2003 and 2002 financial years in terms of the lines of business.

There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. The intra-group trading arrangements and operating assets are subject to review and have changed in certain circumstances. Where that is the case the comparative figures have been restated to reflect those changes.

The table below analyses the trading relationships between each of the lines of business for the 2004 financial year. The majority of the internal trading is performed by BT Wholesale with BT Retail, reflecting sales of calls and access lines and network charges for other products. This trading relationship also reflects the pass through of termination charges on other telecom operator networks and the sale of wholesale broadband ISP products. BT Retail also trades with BT Wholesale, selling calls and lines products, private circuits, apparatus and conferencing for onward sale to other telecom operators. BT Global Services' turnover with BT Retail mainly reflects the sales of Global Services products in the UK. BT Global Services trades with BT Wholesale mainly for use of the IP/ATM network, International Direct Dial traffic settlements and certain dial IP revenue share arrangements. BT Wholesale's turnover with BT Global Services reflects the use of the network infrastructure for BT Global Services' products.

The line of business results are presented and discussed before goodwill amortisation and exceptional items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Goodwill amortisation and exceptional items are discussed separately in a group context in this Financial review.

In addition to measuring financial performance of the lines of business based on the operating profit before goodwill amortisation and exceptional items, management also measure the operating financial performance of the lines of business based upon the EBITDA before exceptional items. EBITDA is defined as the group operating profit (loss) before depreciation and amortisation. This may not be directly comparable to the EBITDA of other companies as they may define it differently. EBITDA excludes depreciation and amortisation, both being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.

EBITDA before exceptional items is considered to be a good measure of the operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes non-recurring exceptional items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group's liquidity, which is shown by the group's cash flow statement and needs to be considered in the context of the group's financial commitments. A reconciliation of EBITDA before exceptional items to group operating profits (losses) by line of business and for the group is provided in the table across the page above. Trends in EBITDA before exceptional items are discussed for each line of business in the following commentary.

	Internal cost recorded by:				
Internal turnover recorded by:	BT Retail £m	BT Wholesale £m	BT Global Services £m	Other £m	Total £m
BT Retail	–	769	130	5	904
BT Wholesale	6,902	–	510	2	7,414
BT Global Services	2,702	646	–	24	3,372
Other	–	–	1	–	1
Total	9,604	1,415	641	31	11,691

BT Retail	2004 £m	2003 £m	2002 £m
Group turnover	13,534	13,882	13,284
Gross margin	3,722	3,936	3,584
Sales, general and administration costs*	2,126	2,207	2,369
Group operating profit*	1,434	1,528	1,006
EBITDA*	1,596	1,729	1,215
Capital expenditure	118	109	147

* Before goodwill amortisation and exceptional items

Group operating profit (loss) before goodwill amortisation and exceptional items			Depreciation			Amortisation of intangible assets			EBITDA before exceptional items			
2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	
1,434	1,528	1,006	162	201	209	–	–	–	1,596	1,729	1,215	BT Retail
1,681	1,758	2,149	1,919	1,923	1,914	–	–	–	3,600	3,681	4,063	BT Wholesale
(105)	(375)	(294)	610	609	503	3	4	3	508	238	212	BT Global Services
(118)	(121)	(90)	230	278	348	–	–	–	112	157	258	Other
–	–	–	–	–	–	–	–	–	–	–	–	Intra-group
2,892	2,790	2,771	2,921	3,011	2,974	3	4	3	5,816	5,805	5,748	Total continuing activities
–	–	(191)	–	–	414	–	–	11	–	–	234	Discontinued activities
2,892	2,790	2,580	2,921	3,011	3,388	3	4	14	5,816	5,805	5,982	Group totals

BT Retail's results have demonstrated the strategic focus of defending traditional turnover and gross margins, cost reductions through a series of cost transformation programmes and focusing on turnover growth through new wave initiatives in the ICT, broadband and mobility markets. In the 2004 and 2003 financial years, the results include those of the re-integrated Concert business relating to UK multinational customer accounts, including the associated sales force and account management functions.

BT Retail's turnover decreased by 3% in the 2004 financial year to £13,534 million after rising by 5% in the 2003 financial year. The growth in new wave turnover of 29% in the 2004 financial year was more than offset by the decline in traditional turnover driven by the increased impact of regulation and competition. After adjusting for the regulatory impact of the reduction in mobile termination rates, turnover declined by 2% compared to the 2003 financial year. The increase in the 2003 financial year included turnover from the UK multinational customers re-integrated into BT Retail from the Concert global venture. Turnover for the three years is summarised as follows:

BT Retail turnover	2004 £m	2003 £m	2002 £m
Voice services	9,012	9,665	9,590
Intermediate products	2,356	2,534	2,285
Traditional	**11,368**	12,199	11,875
ICT	1,734	1,502	1,378
Broadband	307	131	31
Mobility	84	42	–
Other	41	8	–
New wave	**2,166**	1,683	1,409
Total	**13,534**	13,882	13,284

Voice services comprise calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales and rentals and other business voice products. Overall turnover from voice services was 7% lower in the 2004 financial year after an increase of 1% in the 2003 financial year.

The overall market for fixed to fixed voice call minutes in the 2004 financial year was estimated to have declined by 2%, partly reflecting the migration to new wave products and services such as IPVPN's and

substitution by e-mail, instant messaging and mobile services. In the 2003 financial year, the estimated overall market for fixed to fixed voice call minutes declined by 3%.

BT Retail's total originating measured call volumes declined by 10% in the 2004 financial year (2003 – 5%) with geographic (local, national and international) calls declining by 8% (2003 – 4%), reflecting the decline in the market and some loss of market share due to CPS. Fixed to mobile call volumes were flat in the 2004 financial year after a 6% increase in the 2003 financial year. BT Retail's internet and data related call volumes declined by 16% reflecting the move to wholesale flat rate internet access products in the 2004 financial year. Total BT Group internet and data related call volumes increased by 1% (2003 – 30%), with the decline in the year on year rate of growth driven by the migration to broadband which is not measured in minutes and a slow down in the growth of flat rate internet access minutes. As a result, BT Group's total originating measured call volumes declined by 2% in the 2004 financial year (2003 – 13% increase).

The directory services market was deregulated following an announcement in September 2001 which resulted in the introduction of the new 118 XXX number range in December 2002 and the termination of the 192 and 153 services in August 2003. BT's market share of the deregulated directory enquiries market through the 118 500 service has increased during the year as the benefits and awareness of the quality of service and pricing, supported by a marketing campaign became apparent. However, revenues reduced significantly year on year due to a contraction in the market.

Turnover from intermediate products in the 2004 financial year of £2,356 million decreased by 7% in the 2004 financial year after increasing by 11% in the 2003 financial year. In the 2004 financial year, the change was mainly driven by a decline in retail private circuits and ISDN as customers migrate to cheaper partial private circuits and new wave products such as broadband and IPVPN. In the 2003 financial year growth was achieved, which included the benefit of the re-integration of Concert, despite the migration of customers from retail private circuits to partial private circuits. As a result of changes required by Ofcom, partial private circuits used by UK fixed network operators are no longer provided by BT Retail, but are provided as a BT Wholesale product. Private circuit revenues declined by £228 million in the 2004 financial year and by £109 million in the 2003 financial year.

The total number of BT Retail lines, which includes voice, digital and broadband, were flat at 29.6 million at 31 March 2004 following an increase of 1% in the 2003 financial year, reflecting the continued growth in broadband offset by the declining PSTN lines. The movement in the 2003 financial year mainly reflected the growth of high speed ISDN lines and broadband.

New wave turnover grew by 29% to £2,166 million in the 2004 financial year compared to growth of 19% in the 2003 financial year. ICT turnover increased by 15% in the 2004 financial year to £1,734 million after an increase of 9% in the 2003 financial year reflecting the growth in new IP based services and solutions contracts, offset by the decline in business telephony equipment. Broadband turnover grew by 134% to £307 million in the 2004 financial year after an increase of 322% in the 2003 financial year. This reflects the increased take up of broadband, with 928,000 BT Retail customers at 31 March 2004 and 429,000 customers at 31 March 2003, reflecting increases of 116% and 298% on the respective prior years. In November 2003, BT entered the consumer mobile market with the launch of BT Mobile Home Plan through on-line, voice and retail store outlets. BT now has a consumer and corporate mobile customer base of 144,000. Total turnover from mobile services increased by 100% in the 2004 financial year to £84 million.

The gross margin percentage decreased by 1 percentage point in the 2004 financial year after an increase of 1 percentage point in the 2003 financial year. The decline in the 2004 financial year reflects lower prices and changes in the revenue mix, partly offset by lower charges from BT Wholesale, in line with market and regulatory prices. The improvements in the 2003 financial year were driven by the success of BT Together packages, improved product mix and lower wholesale prices which more than offset the impact of the decline in call volumes.

Gross margin is turnover less costs directly attributable to the provision of the products and services reflected in turnover in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration costs.

Cost transformation programmes in the 2004 financial year generated selling, general and administration cost savings of £228 million before leaver costs in the traditional business compared to the 2003 financial year (£154 million net of new wave investment). The savings in the year were driven by a reduction in people related expenses such as travel, accommodation and communications, lower service costs resulting from improvements in service quality,

billing initiatives and cost reduction programmes focusing on customer contact centres, improving the billing platform, and optimising processes across BT Retail.

Excluding leaver costs and investment in new wave activities, BT Retail has achieved its target of £800 million savings almost a year early in the traditional business, achieving savings of £228 million, £275 million and £290 million in the 2004, 2003 and 2002 financial years, respectively.

The number of employees in BT Retail at 31 March 2004 and 31 March 2003 was 41,500 and 50,400, respectively.

BT Retail's EBITDA before exceptional items and goodwill amortisation declined by 8% to £1,596 million in the 2004 financial year after showing strong growth in the 2003 financial year of 42% to £1,729 million. In the 2004 financial year, cost savings were more than offset by the decline in turnover and the impact on margins of the product mix. In the 2003 financial year, the cost savings and improved gross margins contributed towards BT Retail's strong EBITDA growth before exceptional items.

BT Wholesale	2004 £m	2003 £m	2002 £m
Group turnover	10,859	11,247	12,325
Group operating profit*	1,681	1,758	2,149
EBITDA*	3,600	3,681	4,063
Capital expenditure	1,809	1,652	1,974

* Before goodwill amortisation and exceptional items

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators and service providers. The customer base includes BT's lines of business, BT Retail and BT Global Services. The majority of BT Wholesale's turnover is internal (2004 – 68%, 2003 – 69%, 2002 – 68%) and mainly represents trading with BT Retail. External turnover is derived from providing wholesale products and solutions to other operators interconnecting with BT's UK fixed network, including mmO$_2$ since the demerger. Internal turnover and costs with mmO$_2$ for the 2002 financial year have been reclassified as external in this section to enable a meaningful year on year comparison.

In the 2004 financial year, turnover totalled £10,859 million, a decline of 3% following a decrease of 9% to £11,247 million in the 2003 financial year. The reduction in the 2004 and 2003 financial years is primarily due to lower sales volumes and prices to BT Retail. The results for the 2002 financial year included turnover of £770 million relating to the former Concert global venture, which was re-integrated from 1 April 2002. Excluding this Concert turnover in the 2002 financial year, the underlying turnover declined by 3% in the 2003 financial year.

External turnover declined by 2% in the 2004 financial year to £3,445 million which is fully accounted for by regulatory price reductions on mobile termination rates which have reduced external turnover by £126 million, although this has no impact on profitability. In the 2003 financial year external turnover declined by 11% to £3,525 million, although excluding sales to Concert in the 2002 financial year, the underlying external turnover increased by 3%.

The decline in external turnover from traditional products in the 2004 and 2003 financial years is due to the mobile termination rate impact and price reductions, Network Charge Control (NCC) and other Oftel price determinations, coupled with unfavourable market conditions. Turnover from retail private circuits at £207million reduced by 36% in the 2004 financial year and in the 2003 financial year at £325 million reduced by 9%. The decline is due to the migration of customers from retail private circuits to lower priced partial private circuits, introduced in August 2001. Turnover from partial private circuits showed an increase of 43% to £152 million in the 2004 financial year and an increase of 89% to £106 million in the 2003 financial year. FRIACO generated turnover of £78 million in the 2004 financial year (2003 – £84 million, 2002 – £68 million) and the trend follows the move to flat rate packages by internet service providers in 2003 and their subsequent substitution by broadband in 2004. Conveyance and low margin transit revenues of £2,054 million decreased compared to the 2003 financial year and at £2,075 million increased marginally compared to the 2002 financial year.

New wave turnover, including broadband and managed services, at £361 million, showed strong growth of 54% following growth of 110% in the 2003 financial year. This growth in the 2004 financial year completely offsets the reduction in external traditional turnover after excluding the impact of mobile termination rate cuts. Wholesale broadband lines had an installed base of 2.2 million at 31 March 2004 representing growth of 177% on the number of lines as at 31 March 2003 which had grown 380% on the previous year. At 14 May 2004 the installed base was 2.45 million, with net additions growing at more than 35,000 connections per week since January 2004.

In the 2004 financial year, internal turnover decreased by 4% to £7,414 million after a decrease of 8% to £7,722 million in the 2003 financial year. Lower call and retail private circuit volumes, reductions on mobile termination rates and price reductions reflected most of the decline in the 2004 financial year. The unwind of the Concert global venture resulted in a reduction of internal revenues in the 2003 financial year. Excluding the Concert related revenues in the 2002 financial year, the reduction in internal turnover in the 2003 financial year was 5%. This reduction was primarily due to a reduction in prices on sales to BT Retail, partly offset by the increased sales to BT Global Services.

Despite network volume increases in the 2004 financial year, operating costs, excluding depreciation and exceptional items, decreased by 4% to £7,351 million (10% to £7,691 million in 2003). The movement in the 2003 financial year was mainly due to £905 million of Concert related costs in the 2002 financial year offset by an increase in leaver costs of £108 million.

Interconnect payments to other network operators remained broadly flat in the 2004 financial year at £3,165 million. In the 2003 financial year, these payments decreased by 18% to £3,143 million and the unwind of the Concert global venture accounted for the majority of this reduction as interconnect payments to Concert were no longer made. These costs are mainly recharged to BT Retail with no margin or reflect external transit revenues with a minimal margin.

Net staff costs in the 2004 financial year, at £805 million, decreased by 1% after increasing by 19% to £816 million in the 2003 financial year. The increase in the 2003 financial year reflects an increase in leaver costs compared to the prior year of £108 million.

Payments to other BT lines of business declined by 8% in the 2004 financial year to £2,933 million after declining by 12% to £3,175 million in the 2003 financial year. The reduction in the 2004 financial year reflects the decline in private circuits purchased from BT Retail. The reduction in the 2003 financial year was principally due to the unwind of the Concert global venture which reduced the cost of sales of BT Retail products, and a reduction in service costs.

EBITDA before exceptional items at £3,600 million in the 2004 financial year was 2% lower than in the 2003 financial year following a reduction of 9% to £3,681 million in the 2003 financial year. EBITDA margins before exceptional items were maintained at 33% across all three financial years.

Depreciation costs were broadly flat at £1,919 million in the 2004 financial year and £1,923 million in the 2003 financial year.

Operating profit before goodwill amortisation and exceptional items at £1,681 million decreased by 4% in the 2004 financial year. This was after a reduction of 18% to £1,758 million in the 2003 financial year. The operating profit margin, before exceptional items, remained broadly flat in the 2004 and 2003 financial years.

Capital expenditure on plant and equipment at £1,809 million in the 2004 financial year was 10% higher than the 2003 financial year reflecting the focused expenditure on transformational projects. In the 2003 financial year capital expenditure declined by 16% to £1,652 million which reflected cost control, tight governance and the alignment of capital spend with the development of the future network strategy.

Managed cash costs are used to measure the controllable operating and capital cash costs of the BT Wholesale business. Accordingly it is based on operating costs excluding payments to other network operators and depreciation, plus capital expenditure. Targets have been set for achieving managed cash cost savings and accordingly performance against those targets is reported. In the 2004 financial year, managed cash costs at £5,995 million decreased by 3%, despite a 10% increase in capital expenditure. In the 2003 financial year, after adjusting for the unwind of Concert, managed cash costs at £6,200 million decreased by 1% despite the extra leaver payments of £108 million in the 2003 financial year. After allowing for price changes and volume effects, the efficiency cost savings were £280 million in the 2004 financial year and £237 million in the 2003 financial year. This brings the two year efficiency cost savings total to £517 million, which is above our two year target of £500 million.

BT Global Services	2004 £m	2003 £m	2002 £m
Group turnover	5,782	5,417	4,678
Group operating loss*	(105)	(375)	(294)
EBITDA*	508	238	212
Capital expenditure	479	445	615

* Before goodwill amortisation and exceptional items

BT Global Services is at the forefront of two areas of the group's growth, being ICT solutions and servicing the needs of global multi-site corporations and European multi-site organisations. The product portfolio covers a number of key ICT related areas including IP infrastructure, Customer Relationship Management (CRM), outsourcing and system integration. These are provided to customers through BT Syntegra and BT Global Solutions. The 2004 financial year results demonstrate the success of the re-integration of Concert and delivery of customer orientated ICT based services and solutions. In the 2003 financial year, the financial performance of Global Products and Global Carrier reflects the re-integration of the returning businesses as a result of the unwind of Concert.

In the 2004 financial year BT Global Services' turnover was £5,782 million, representing an increase of 7% compared to the prior year following an increase of 16% to £5,417 million in the 2003 financial year reflecting the returning Concert businesses. BT Global Solutions' turnover grew by 14% in the 2004 financial year to £2,802 million. In the 2003 financial year, BT Global Solutions' turnover grew by 10% to £2,455 million. BT Syntegra performed strongly with turnover of £721 million in the 2004 financial year, an increase of 16%, and turnover of £623 million in the 2003 financial year, an increase of 3%. In the 2004 financial year, contract wins from ICT solutions amounted to more than £7 billion. The highest profile of these were three NHS contracts expected to be worth over £2.1 billion and forming an integral part of the National Programme for Information Technology in the NHS. In the 2003 financial year, contract wins from ICT solutions amounted to more than £4.4 billion. BT Global Products' turnover grew by 9% in the 2004 financial year to £1,831 million reflecting the growth of Multi Protocol Label Switching. In the 2003 financial year, BT Global Products' turnover increased by 33% to £1,674 million and was mainly due to the re-integration of Concert and the growth in IPVPN products. The Global Carrier division turnover decreased by 1% in the 2004 financial year to £962 million (2003 – £974 million, 2002 – £292 million). The increase in 2003 was principally due to the re-integration of the international carrier business of the former Concert global venture.

Continued cost reductions, in network costs as well as selling, general and administration costs, helped generate improvements in EBITDA before exceptional items in the 2004 financial year of 113% to £508 million, following an improvement of 12% in the 2003 financial year. The re-integration of the former Concert business had an adverse impact on the growth in EBITDA before exceptional items in the 2003 financial year. The 2004, 2003 and 2002 financial years include leaver costs of £33 million, £65 million and £55 million, respectively. Headcount increased by 23% to 21,200 in the 2004 financial year which includes transfers of operations from other lines of business and an increase in BT Global Solutions' headcount due to increased outsourcing contracts. Headcount increased by 3% to 17,200 in the 2003 financial year. All major European operations achieved their target of becoming EBITDA positive during the 2003 financial year.

The group operating loss before goodwill amortisation and exceptional items decreased by £270 million in the 2004 financial year to a loss of £105 million after increasing by £81 million to a loss of £375 million in the 2003 financial year. The loss in the 2003 financial year includes the adverse impact of the former Concert business.

Capital expenditure for the 2004 financial year was £479 million, an increase of 8%, and £445 million in the 2003 financial year, a reduction of 28%.

Other operating income
Other operating income for the group decreased by £38 million to £177 million in the 2004 financial year and by £146 million to £215 million in the 2003 financial year. As part of the arrangements for the establishment of Concert, BT had been seconding staff and providing administrative and other services from its launch in early January 2000. The income from these services before the re-integration of Concert was £135 million in the 2002 financial year.

Operating costs
Total operating costs from continuing activities were reduced by 3% in the 2004 financial year to £15,823 million after reducing by 13% in the 2003 financial year. As a percentage of group turnover from continuing activities, operating costs from continuing activities, excluding goodwill amortisation and exceptional items, reduced from 87% in the 2002 financial year, to 86% in the 2003 financial year and 85% in the 2004 financial year. Operating costs in the 2003 financial year include the costs associated with the re-integrated activities of the former Concert global venture. Because these activities have been fully integrated into the lines of business it is not possible to separately identify those specific costs associated with the activities of the former Concert global venture. In all three financial years, net exceptional costs from continuing activities were incurred. These amounted to £7 million, £198 million and £2,696 million in the 2004, 2003 and 2002 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

Operating costs	2004 £m	2003 £m	2002 £m
Continuing activities:			
Staff costs	4,412	4,254	4,260
Own work capitalised	(677)	(583)	(623)
Depreciation	2,921	3,011	2,974
Goodwill and other intangibles amortisation	15	24	124
Payments to telecommunications operators	3,963	3,940	4,289
Other operating costs	5,182	5,526	5,134
Total operating costs from continuing activities before exceptional costs	15,816	16,172	16,158
Net exceptional costs	7	198	2,696
Total operating costs from continuing activities	15,823	16,370	18,854
Total operating costs from discontinued activities	–	–	2,546
Total operating costs	15,823	16,370	21,400

Staff costs from continuing activities increased by 4% to £4,412 million in the 2004 financial year after being broadly flat in the 2003 financial year. In the 2004 financial year, the number of staff employed in the continuing activities decreased by 4,800 to 99,900 at 31 March 2004 after decreasing by 3,900 in the 2003 financial year. Increased pay rates and national insurance and a £141 million increase in the pension charge offset the impact of the lower headcount and leaver costs in the 2004 financial year. The increased leaver costs and salary increases offset the impact of lower headcount in the 2003 financial year.

The allocation for the employee profit share scheme, included within staff costs, was £20 million in the 2004 financial year. The allocation for the 2003 and 2002 financial years was £36 million and £25 million, respectively.

Early leaver costs from continuing activities before exceptional items of £202 million were incurred in the 2004 financial year, compared with £276 million in the 2003 financial year and £186 million in the 2002 financial year. This reflects BT's continued focus on reducing headcount and improving operational efficiencies. Leaver costs include the cost of enhanced pension benefits provided to leavers which amounted to £1 million, £60 million and £21 million in the 2004, 2003 and 2002 financial years, respectively. In the 2002 financial year this did not reflect the full cash cost because there was a pension fund accounting surplus, which for accounting purposes includes any provision for pensions on the group's balance sheet, and in accordance with BT's accounting policies, the accounting surplus was utilised before making a charge to the profit and loss account. The cost of enhanced pension benefits charged against the accounting surplus in the 2002 financial year amounted to £140 million.

The depreciation charge from continuing activities decreased by 3% in the 2004 financial year to £2,921 million after increasing by 1% in the 2003

financial year. The decrease in the 2004 financial year reflects more efficient capital expenditure over recent years. The increase in the 2003 financial year is despite the reduction in property depreciation as a result of the property sale and leaseback in December 2001. The increase in the 2003 financial year also reflects a reduction in the estimated asset lives, due to BT's continuing investment in its networks and broadband.

Goodwill amortisation in respect of subsidiaries and businesses acquired since 1 April 1998, when BT adopted Financial Reporting Standard No. 10, and amortisation of other intangibles totalled £15 million in the 2004 financial year compared with £24 million in the 2003 financial year and £124 million in the 2002 financial year. The low charge in the 2004 and 2003 financial years reflect the impact of the demerger of mmO$_2$ and the impairment of goodwill in the 2002 financial year which significantly reduced the carrying value of goodwill. Goodwill on acquisitions before 1 April 1998 was written off directly to reserves.

Payments to other telecommunications operators from continuing activities increased by 1% in the 2004 financial year to £3,963 million after reducing by 8% in the 2003 financial year. The increase in the payments for the 2004 financial year reflects the increase in both UK and overseas payments. The payments in the 2002 financial year include those made to the Concert global venture for the delivery of BT's outgoing international calls, which accounts for most of the reduction in the 2003 financial year following the re-integration of Concert.

Other operating costs before goodwill amortisation and exceptional items, which reduced by 6% in the 2004 financial year to £5,182 million after increasing by 8% in the 2003 financial year, include the maintenance and support of the networks, accommodation and marketing costs, the cost of sales of customer premises equipment and non pay related leaver costs. The decrease in the 2004 financial year was largely due to efficiency cost savings offset by the adverse impact of currency movements. The increase in the 2003 financial year includes the property rental costs of around £190 million following the sale and leaseback transaction in December 2001 and the costs associated with the re-integrated activities of the former Concert global venture.

The exceptional items within operating costs for the 2004, 2003 and 2002 financial years are shown in the table below.

Exceptional operating costs	2004 £m	2003 £m	2002 £m
Rectification costs	30	–	–
Property rationalisation costs	–	198	–
Impairment of goodwill and tangible fixed assets	–	–	2,202
Concert unwind costs	–	–	172
BT Retail call centre rationalisation	–	–	68
BT Wholesale bad debt (release) expense	(23)	–	79
mmO$_2$ demerger costs	–	–	98
Other	–	–	77
Total attributable to continuing activities	7	198	2,696
Total attributable to discontinued activities	–	–	11
Total exceptional operating costs	7	198	2,707

In the 2004 financial year, net exceptional operating costs are the estimated rectification costs relating to a major incident offset by the £23 million release of the surplus exceptional bad debt provisions made in the 2002 financial year.

In the 2003 financial year a property rationalisation charge of £198 million was recognised in relation to the rationalisation of the group's London office portfolio. The rationalisation involves the exit from a number of office properties.

The most significant item in the 2002 financial year was the impairment of goodwill and tangible fixed assets in the European activities of BT Global Services. In the light of our announcement that BT Global Services was streamlining its activities to focus on multi-site corporate customers with European activities and the assimilation of BT's share of Concert's activities, an impairment review of the investment in its European activities was performed. As a result, a goodwill impairment charge of £1,939 million and a tangible fixed asset impairment charge of £263 million was recognised. The goodwill in the European activities was fully written down as a result of the charge.

Other exceptional items in the 2002 financial year included:
■ costs of £172 million associated with the unwind of the Concert global venture, discussed further on page 37
■ charges of £68 million in relation to BT Retail's call centre rationalisation programme, reducing the number of call centres from 104 to 30 over two years
■ bad debt charges of £79 million, in BT Wholesale, as a result of severe liquidity problems in the TMT sector during the latter part of the year
■ costs of £98 million associated with the demerger of mmO$_2$

■ other charges of £77 million including impairment of payphone assets.

Group operating profit (loss)
In the 2004 financial year, group operating profit from continuing activities before goodwill amortisation and the exceptional items described above, of £2,892 million was 4% higher than in the 2003 financial year, which in turn was 1% higher than in the 2002 financial year.

Total group operating profit for the 2004 financial year was £2,873 million compared to a profit of £2,572 million in the 2003 financial year and a loss of £479 million in the 2002 financial year. The 2002 financial year loss reflects the losses generated by the discontinued activities and the exceptional charges of £2,707 million.

Associates and joint ventures
The results of associates and joint ventures, split between continuing and discontinued activities, are shown below:

	2004 £m	2003 £m	2002 £m
Share of turnover:			
Continuing activities	395	1,455	4,049
Discontinued activities	–	–	715
Total	395	1,455	4,764
Share of operating (loss) profit before goodwill amortisation and exceptional items:			
Continuing activities	(8)	181	(108)
Discontinued activities	–	–	74
Total	(8)	181	(34)

The group's share of associates' and joint ventures' turnover reduced by £1,060 million during the 2004 financial year mainly reflecting the disposal of the group's interest in Cegetel in the 2003 financial year.

During the 2003 financial year there was a significant rationalisation of the group's investments in associates and joint ventures. On 1 April 2002 the unwind of the Concert global venture was completed and on 22 January 2003 the sale of the group's stake in Cegetel was completed. As a result BT's share of its ventures' turnover fell to £1,455 million in the 2003 financial year from £4,764 million in the 2002 financial year. In the 2004 financial year, £386 million of the total arose from ventures located outside the UK, compared with £1,447 million in the 2003 financial year and £4,618 million in the 2002 financial year.

The principal contributors to turnover in the 2004 financial year were LG Telecom in Korea (£196 million) and Albacom in Italy (£147 million). The principal contributors to turnover in the 2003 financial year were Cegetel in France (£956 million) up to the date of disposal and LG Telecom (£198 million). The principal contributors to turnover from continuing activities in the 2002 financial year were Concert (£2,158 million), Cegetel (£1,068 million) and LG Telecom (£240 million).

The principal contributors to turnover from discontinued activities in the 2002 financial year were Japan Telecom and J-Phone (£559 million to June 2001) and Airtel (£76 million to June 2001).

The group's share of its ventures' operating losses from continuing activities before goodwill amortisation and exceptional items totalled £8 million in the 2004 financial year. This compares to a profit of £181 million and a loss of £108 million in the 2003 and 2002 financial years, respectively.

The principal contributor to the group's share of operating profits from continuing activities before goodwill amortisation and exceptional items in the 2003 financial year was Cegetel (£198 million) and in the 2002 financial year the principal contributor to the loss was Concert (£225 million) offset by profits from Cegetel (£168 million).

Exceptional items within the operating (losses) profits from joint ventures and associates are as follows:

	2004 £m	2003 £m	2002 £m
Goodwill impairment	26	–	173
Impairment of Concert	–	–	806
Concert unwind costs	–	–	81
Impairment of investments and (release) charge of related exit costs	–	(150)	234
Total exceptional operating costs (credits)	26	(150)	1,294

In the 2004 financial year, BT charged its share of an exceptional goodwill impairment made by Albacom, amounting to £26 million.

In the 2003 financial year BT completed the exit from its investment in Blu on more favourable terms than anticipated and accordingly exit cost provisions of £150 million were released.

Concert's performance was a cause of concern in 2001 and in October 2001 BT and AT&T announced the unwind of Concert which was subsequently completed on 1 April 2002. On completion, the businesses, customer accounts and networks returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture, BT received net cash of US$72 million (£56 million). This net settlement includes the receipt of US$350 million reflecting the allocation of the businesses and the payment of US$278 million to achieve the equal division of specified working capital and other liability balances.

BT and AT&T also terminated their Canadian joint venture agreement under which BT was committed to participate in AT&T's future obligation to acquire all of the publicly traded shares of AT&T Canada. AT&T has taken full ownership of BT's interest in the Canadian joint venture and in AT&T Canada, and has now assumed full responsibility for all future obligations of the joint venture. BT has now ceased to have any interest in AT&T Canada, and has been released from its future expenditure commitment associated with AT&T Canada.

In the 2002 financial year BT wrote down the carrying value of its investments in both Concert and AT&T Canada. The exceptional impairment charge of £1,153 million against these investments comprises Concert goodwill impairment of £260 million, Concert tangible fixed asset write-downs of £546 million and the write off of BT's £347 million interest in AT&T Canada (included within amounts written off investments).

BT also recognised exceptional restructuring charges of £81 million for its share of redundancy and other unwind costs in Concert and BT's own unwind costs of £172 million have been charged against group operating costs in the 2002 financial year.

In the 2002 financial year exceptional impairment charges and related exit costs totalling £407 million, principally relating to goodwill and asset impairments in Blu and SmarTone, were recognised in the light of the rapidly changing global telecoms market conditions.

Goodwill amortisation in the 2004 financial year amounted to £nil, compared to £2 million in the 2003 financial year and £53 million in the 2002 financial year. The reduction in the 2003 financial year reflects the disposals and the goodwill impairment charges referred to above.

Total operating profit (loss)
Total operating profit from continuing activities before goodwill amortisation and exceptional items for the 2004 financial year of £2,884 million was 3% lower than in the 2003 financial year which in turn was 12% higher than the previous financial year. The movement in the underlying total operating profit was due to the factors explained above.

Total operating profit for the 2004 financial year was £2,839 million, including BT's share of the operating results of its associates and joint ventures. This compared to £2,901 million for the 2003 financial year and a loss of £1,860 million for the 2002 financial year. The reduction in total operating profit in the 2004 financial year reflects the reduction in group turnover and associates' and joint ventures' profits offset by cost efficiency savings, the strong performance of BT Global Services and lower leaver costs. The improved performance in the 2003 financial year reflects the group's exit from certain loss making activities and the lower level of goodwill amortisation and exceptional items.

Profit on sale of group undertakings and fixed asset investments
During the 2004 financial year, the consideration for disposals totalled £133 million and the profit before tax from disposals totalled £36 million. This was principally in relation to the disposal of the group's 7.8% interest in Inmarsat which was sold for US$118 million (£67 million) realising a profit on disposal of £32 million.

In the 2003 financial year a number of non-core investments were sold. The consideration for the disposals totalled £3,028 million and the profit before taxation from disposals totalled £1,691 million. This was principally in relation to the disposal of our 26% interest in Cegetel, a French telecommunications operator, on 22 January 2003. The total proceeds were £2,603 million, received in cash, and the profit was £1,509 million before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds.

A major feature of the 2002 financial year was the successful disposal of many non-core businesses. The consideration for these disposals totalled £8.0 billion as shown in the table below.

Disposals

Year ended 31 March 2002	Consideration £m	Profit (loss) before tax £m
Japan Telecom and J-Phone Communications	3,709	2,358
Yell	1,960	1,128
Airtel	1,084	844
Maxis Communications Berhard	350	(4)
Rogers Wireless Communications	267	(23)
BiB	241	120
Clear Communications	119	(126)
e-peopleserve	70	61
Other	173	31
Total	7,973	4,389

BT completed the sale to Vodafone of its 20% economic interest in Japan Telecom and its 20% interest in J-Phone Communications on 1 June 2001 and subsequently its interest in J-Phone group companies. The total proceeds of sale were £3,709 million received in cash, and the profit was £2,358 million.

The sale of Yell, BT's classified advertising directory businesses in the UK and the USA, was completed on 22 June 2001 for a consideration of £1,960 million, giving a profit of £1,128 million. In May 2001, the UK Office of Fair Trading announced that the price controls over the UK Yellow Pages advertising rates were to be tightened significantly. The price we achieved for the sale of Yell, which was announced on 26 May 2001, reflected the impact of these controls on Yell's prospects.

BT completed the sale of its 18% interest in Airtel, a major Spanish wireless operator, to Vodafone for £1,084 million on 29 June 2001. The profit of £844 million on the sale compares with BT's investment in the company of £223 million, built up during the 1990s.

In November 2001, BT completed the sale of its 33% interest in Maxis Communications of Malaysia for £350 million, which broadly equated with its carrying value. We completed the sale of our interest in Rogers Wireless to AT&T for £267 million on 29 June 2001 and recognised a loss of £23 million.

BT's interest in BiB was diluted in July 2000 when BSkyB gained control and in May 2001 we agreed to exchange our residual interest in BiB for tranches of shares in BSkyB. We received the first tranche of 19 million BSkyB shares with an initial value of £128 million on 28 June 2001. We were required to hold 50% of this tranche until May 2002 and recognised a profit on these shares when they were sold in May 2002. We also received the second tranche of BSkyB shares with a similar value in November 2002, and they were sold at that time. The profit of £120 million recognised in the 2002 financial year relates to the BSkyB shares which we were permitted to sell on receipt. In the 2003 financial year a profit on disposal of BSkyB shares of £131 million was recognised.

In December 2001, BT completed the sale of its wholly owned subsidiary company, Clear Communications Limited, which operates a communications network in New Zealand, for consideration of £119 million. A loss of £126 million has been recognised on this sale of which £45 million relates to goodwill taken directly to reserves before April 1998.

In February 2002, we completed the sale of our 50% interest in e-peopleserve, a major human resource outsourcing activity, to our joint-venture partner, Accenture, for an initial consideration of £50 million. BT is entitled to receive additional payments from an earn-out arrangement based on e-peopleserve's revenues from customers other than BT and Accenture over the five years to 2007. These additional earn-out payments will total between £27 million and approximately £167 million. A profit of £61 million on this transaction has been recognised in the 2002 financial year based on the initial consideration and the discounted value of the additional minimum payments of £20 million.

In addition, in the 2002 financial year we recognised an impairment charge of £347 million in relation to the fixed asset investment in AT&T Canada, as noted above, and £157 million in relation to Impsat.

Profit on sale of property fixed assets

In December 2001, as part of a wider property outsourcing arrangement, BT completed the sale and leaseback of the majority of its UK properties to Telereal, a 50/50 joint venture partnership formed by Land Securities Trillium and The William Pears Group. Around 6,700 properties – offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres – were transferred totalling some 5.5 million square metres. Under these arrangements, Telereal is responsible for providing accommodation and estate management services to BT. The consideration received amounted to £2,380 million. BT has leased the properties back at a total annual rental commencing at around £190 million for the 2003 financial year and subject to a 3% annual increase. This charge was offset by reduced depreciation and interest charges. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. This was broadly equivalent to the existing level of rentals. In February 2002, BT outsourced its property management unit to Telereal.

The profit on the sale of the properties amounted to £1,019 million and was determined after allowing £129 million for BT's actual and future obligations under the terms of the legal agreement with Telereal and for the cost of advisors' fees. The obligations include expenditure of £34 million to be incurred on completing nearly finished new properties and remedial work to be undertaken on several properties.

Part of the proceeds of sale were used in novating fixed interest rate obligations to support Telereal's financing. An exceptional cost of £162 million was incurred in unwinding this position and was included in the interest charge for the year.

In summary, the property transaction benefited the results for the 2002 financial year by £857 million as shown below:

Profit on sale and leaseback of properties	£m
Sales proceeds	2,380
Net book value of assets disposed	(1,232)
Estimated cost of BT's future obligations	(129)
Profit on properties sold	1,019
Interest rate swap novation costs	(162)
Net profit on sale and leaseback of properties	857

Following this transaction, we retained direct ownership of approximately 220 properties – including certain telephone exchanges, computer centres and high radio towers – totalling some 800,000 square metres. We also retained BT Centre, our headquarters building, Adastral Park, our major research facility near Ipswich, Madley and Goonhilly earth satellite stations and the BT Tower in central London.

In advance of the property transaction being completed with Telereal, BT also completed the sale of one of its major properties in London at a profit of £43 million.

Interest charge

In the 2004 financial year, the total net interest charge, including BT's share of its ventures' charges, at £941 million was £498 million lower than in the preceding year, which in turn was £183 million lower than in the 2002 financial year. Of the total net charge, £924 million arises in the BT group for the 2004 financial year, compared with £1,420 million and £1,540 million in the 2003 and 2002 financial years, respectively.

The reduction in the net interest charge in the 2004 financial year reflects the continued reduction in the level of net debt and lower net exceptional charges in the current year. The net exceptional charge represents the premium on buying back €1.1 billion of 7.125% bonds due in 2011 and US$195 million of the group's US dollar bonds, partially offset by a credit from the one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell.

The reduction in the net interest charge in the 2003 financial year reflects the reduction in the level of

net debt and is partly offset by the £293 million exceptional cost of terminating fixed interest rate swaps as a consequence of the receipt of the Cegetel sale proceeds.

The substantially higher charge in the 2002 financial year is mainly due to the cost of funding the acquisition of mmO$_2$'s third-generation mobile licences, principally in the UK and Germany. In the 2002 financial year, the group's net interest charge included the £162 million exceptional cost of novating interest swaps as a consequence of the property sale and leaseback transaction.

Interest cover in the 2004 financial year represented 3.3 times total operating profit before goodwill amortisation and exceptional items, and compares with interest cover of 2.6 in the 2003 financial year and 1.9 for continuing activities in the 2002 financial year. The improvement in cover in the 2004 financial year is due to the reduction in the interest charge mainly arising from the reduction in net debt. The improvement in cover in the 2003 financial year is due to the reduction in the interest charge and improvement in the operating profit before goodwill amortisation and exceptional items. We expect the net interest charge to decrease and interest cover to continue to improve in the 2005 financial year following the continued reduction in net debt during the 2004 financial year.

Profit (loss) before taxation

The group's profit before taxation for the 2004 financial year was £1,948 million, compared with a profit of £3,157 million in the 2003 financial year and a profit of £1,461 million in the 2002 financial year. The profit in the 2003 financial year included the exceptional profits from the sale of investments and businesses totalling £1,691 million. The profit in the 2002 financial year included net exceptional gains of £753 million.

The group's profit before taxation from continuing activities before goodwill amortisation and exceptional items for the 2004 financial year was £2,016 million, compared with £1,829 million in the 2003 financial year and £1,273 million in the 2002 financial year. The improvement in the 2004 underlying profit was due to cost efficiency savings, the strong performance of BT Global Services, lower leaver costs and lower interest charges explained above. The improvement in the 2003 financial year was principally due to the exit from loss making businesses, improved operating profits and lower interest charges explained above.

The profit before taxation from discontinued activities in the 2002 financial year amounted to £3,954 million. The 2002 financial year included gains on disposals from discontinued activities of £4,368 million.

Taxation

The tax charge for the 2004 financial year was £539 million and comprises £568 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £29 million on certain exceptional charges. The tax charge on the profit

before taxation, goodwill amortisation and exceptional items is at an effective rate of 28.2%.
The tax charge for the 2003 financial year was £459 million and comprises £598 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £139 million on certain exceptional charges. The tax charge on the profit before taxation, goodwill amortisation and exceptional items is at an effective rate of 32.7%.

The tax charge for the 2002 financial year was £443 million. The effective rate was 41.5% of the profit from continuing activities before taxation, goodwill amortisation and exceptional items. This was in excess of the standard UK tax rate of 30% due to the impact of loss making subsidiaries outside the UK for which tax relief is not immediately available and associate company taxation.

Earnings (loss) per share
The basic earnings per share of 16.4 pence per share for the 2004 financial year compares with 31.2 pence for the 2003 financial year and 12.0 pence for the 2002 financial year. The following table illustrates the impact of the group's discontinued activities up to the date of demerger or sale for the 2002 financial year, as well as significant exceptional items and goodwill amortisation on the basic earnings per share for the past three financial years:

	2004 pence	2003 pence	2002 pence
Basic earnings per share before goodwill amortisation and exceptional items from continuing activities	16.9	14.2	8.8
Exceptional items and goodwill amortisation from continuing activities	(0.5)	17.0	(43.6)
Basic earnings (loss) per share from continuing activities	16.4	31.2	(34.8)
Basic earnings per share from discontinued activities	–	–	46.8
Total basic earnings per share	16.4	31.2	12.0

Basic earnings per share before goodwill amortisation and exceptional items, from BT's continuing activities of 16.9 pence for the 2004 financial year compare with an equivalent of 14.2 pence and 8.8 pence for the 2003 and 2002 financial years, respectively.

Diluted earnings per share were not materially different in all three years.

Dividends
In line with the policy announced in November 2003, the board recommends a final dividend of 5.3 pence per share to shareholders, amounting to £454 million. This will be paid, subject to shareholder approval, on 6 September 2004 to shareholders on the register on 6 August 2004. This takes the dividend for the full year to 8.5 pence per share, compared to 6.5 pence in the 2003 financial year, an increase of 31%. This year's dividend pay out ratio is 50% of earnings before goodwill amortisation and exceptional items and we expect this to increase to around 60% for the 2006 financial year.

The interim and final dividend in the 2003 financial year was 2.25 pence per share and 4.25 pence per share, respectively. This gave a full dividend for the year of 6.5 pence per share, amounting to £560 million.

The final and full dividend for the 2002 financial year was 2.0 pence per share, which absorbed £173 million. As part of BT's debt reduction and restructuring plans, the Board decided in May 2001 that there was to be no interim dividend for the 2002 financial year.

Financing
Net cash inflow from operating activities of £5,389 million in the 2004 financial year compares with £6,023 million in the 2003 financial year and £5,257 million in the 2002 financial year. Net cash inflow from continuing operating activities amounted to £5,023 million in the 2002 financial year. Special and deficiency contributions to the main pension fund, described below, of £742 million in the 2004 financial year, £329 million in the 2003 financial year and

Summarised cash flow statement	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities:			
Continuing activities	5,389	6,023	5,023
Discontinued activities	–	–	234
Total net cash inflow from operating activities	5,389	6,023	5,257
Dividends from associates and joint ventures	3	6	2
Net cash outflow for returns on investments and servicing of finance	(527)	(1,506)	(1,695)
Taxation paid	(317)	(434)	(562)
Net cash outflow for capital expenditure and financial investment	(2,477)	(2,381)	(1,354)
Net cash (outflow) inflow for acquisitions and disposals	(60)	2,842	5,785
Equity dividends paid	(645)	(367)	–
Cash inflow before management of liquid resources and financing	1,366	4,183	7,433
Management of liquid resources	1,123	(1,729)	(1,864)
Net cash outflow from financing	(2,445)	(2,473)	(5,479)
Increase (decrease) in cash in the year	44	(19)	90
Decrease in net debt in the year resulting from cash flows	1,222	4,225	13,930

£600 million in the 2002 financial year were paid, consequently reducing the net cash inflow by these amounts. The pension payments in the 2004 financial year include early payment of £380 million deficiency contributions to the BT Pension Scheme, which represents most of the deficiency contributions for the 2005 and 2006 financial years.

The net cash outflow for returns on investments and servicing of finance amounted to £527 million, £1,506 million and £1,695 million in the 2004, 2003 and 2002 financial years, respectively. The reduction in the 2004 financial year outflow of £979 million reflects the receipt of £420 million of funds on restructuring some of the group's swap portfolio. There will be offsetting higher interest payments in future years as a result of restructuring the swaps. The 2003 financial year included the payment of a £293 million premium on closing out £2.6 billion of fixed interest rate swaps, following receipt of the Cegetel sale proceeds.

Tax paid in the 2004 financial year totalled £317 million compared with £434 million in the 2003 financial year and £562 million paid in the 2002 financial year. The lower tax paid in the 2004 and 2003 financial years reflects the lower current tax charge and the level of payments made on account.

The net cash outflow of £2,477 million for capital expenditure and financial investment in the 2004 financial year included £2,684 million of capital expenditure on property, plant and equipment, offset by £208 million received on the sale of fixed assets. In the 2003 financial year the net cash outflow of £2,381 million for capital expenditure and financial investment included £2,580 million of capital expenditure on plant and equipment, offset by £200 million received on the sale of fixed assets. In the 2002 financial year the net cash outflow of £1,354 million for capital expenditure and financial investment included £4,069 million of capital expenditure on plant and equipment, offset by £2,752 million received on the sale of fixed assets. These proceeds included £2,380 million from the property sale and leaseback transaction completed in December 2001, described above.

The net cash outflow from acquisitions less disposals in the 2004 financial year totalled £60 million. The principal cash outflow for acquisitions was due to the purchase of a controlling interest in BT Expedite Limited (formerly NSB Retail plc) and Transcomm plc. In the 2003 financial year the net cash inflow from disposals less acquisitions totalled £2,842 million. Cash proceeds from disposals amounted to £2,919 million and principally comprised £2,603 million from the sale of the investment in Cegetel. In the 2002 financial year the net cash inflow from disposals less acquisitions totalled £5,785 million. Cash proceeds from disposals amounted to £6,916 million and principally comprised £3,075 million from the sale of the investment in Japan Telecom and J-Phone, £1,838 million from the sale of the Yell directories business and £1,084 million from the sale of our investment in Airtel. The principal cash outflow for acquisitions was the completion of the purchase of a minority interest in Esat Digifone in April 2001 for £869 million.

Equity dividends paid in the 2004 financial year totalled £645 million whilst those paid in the 2003 financial year totalled £367 million. There were no equity dividends paid in the 2002 financial year as explained above.

The resulting cash inflow for the 2004 financial year, before management of liquid resources and financing, of £1,366 million was mainly applied in repaying long-term borrowings and short-term investments with total borrowings of £3,627 million being repaid. In addition, the group issued new loans of £1,326 million. The new loans included a US$172 million 0.75% exchangeable bond due in 2008, exchangeable into ordinary shares of LG Telecom, BT's Korean based associate and a sale and leaseback of circuit switches which had no effect on net debt but increased gross debt and cash by around £1 billion. The cash inflow for the 2003 financial year of £4,183 million was applied in repaying short-term borrowings and investing in short-term investments, with total borrowings of £2,535 million being repaid. The cash inflow for the 2002 financial year of £7,433 million was also applied in repaying short-term borrowings and investing in short-term investments. This was in part due to the success of the company's rights issue which closed in June 2001. 1,976 million new shares were issued for a total consideration of £5,876 million, net of expenses. As part of the demerger arrangements, £440 million was received from mmO$_2$, additionally mmO$_2$ assumed £60 million of the group's external net debt.

The cash inflow for the 2004 financial year resulted in net debt reducing by a further £1,148 million to £8,425 million having reduced by £4,128 million to £9,573 million in the 2003 financial year. In the 2002 financial year the cash inflow resulted in net debt reducing to £13,701 million at 31 March 2002.

During the 2004 financial year, as noted earlier, the group restructured some of its swaps portfolio to mitigate credit risk to certain counterparties. As a result, the group terminated £7 billion of cross-currency interest rate swaps and replaced these with new swaps which had the same economic hedging effect. This resulted in the group paying £445 million in reducing gross debt and receiving £420 million of interest receipts. The interest receipts have been included within deferred income on the balance sheet and will be amortised to the profit and loss account over the term of the underlying hedged debt.

During the 2004 financial year the group commenced a share buyback programme, repurchasing 81 million shares during the year for consideration of £144 million. The buyback programme will be funded from cash generated over and above that required to meet our net debt target of around £7 billion in the 2007 financial year, after paying dividends and taking into account acquisitions or disposals.

Treasury policy

The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

The Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.

We have set out further details on this topic and on our capital resources and foreign currency exposure in note 36 to the financial statements in compliance with FRS 13.

Off-balance sheet arrangements

As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:

- Operating leases (note 30)
- Capital commitments and guarantees (note 30)
- Derivative contracts (note 36)

Capital resources

During the 2004 and 2003 financial years the group has reduced its level of borrowings so that its net debt was £8.4 billion at 31 March 2004 compared with £9.6 billion at 31 March 2003 and £13.7 billion at 31 March 2002. The debt reduction in the 2003 financial year was principally achieved by the disposal of our stake in Cegetel.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2004.

The following table sets out the group's contractual obligations and commitments as they fall due for payment, as at 31 March 2004.

		Payments due by period			
		Less than 1	1-3	3-5	More than 5
Contractual obligations	Total £m	year £m	years £m	years £m	years £m
Loans and other borrowings	12,598	989	4,582	693	6,334
Finance lease obligations	1,099	282	556	261	–
Operating lease obligations	10,914	367	723	736	9,088
Capital commitments	879	640	113	50	76
Total	25,490	2,278	5,974	1,740	15,498

At 31 March 2004, the group had cash and short-term investments of £5,272 million. At that date, £1,271 million of debt fell due for repayment in the 2005 financial year. The group had unused short-term bank facilities, amounting to approximately £145 million at 31 March 2004. These resources will allow the group to settle its obligations as they fall due.

At 31 March 2003, the group had cash and short-term investments of £6,431 million. The group had unused short-term bank facilities, amounting to approximately £575 million at 31 March 2003.

Foreign currency and interest rate exposure

Most of the group's current turnover is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group's foreign currency borrowings, which totalled £9.4 billion at 31 March 2004, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investment, interest expense and purchase and sale commitments. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group's exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and ventures and on any imbalances between the value of outgoing and incoming international calls.

The group's exposure to changes in currency movements decreased significantly following the demerger of the mmO$_2$ business and its European operations in November 2001. A 10% strengthening in sterling against major currencies would cause the group's net assets at 31 March 2004 to fall by less than £120 million, with insignificant effect on the group's profit. This compares with a fall of less than £100 million and £150 million in the years ended 31 March 2003 and 2002, respectively.

Foreign exchange contracts are entered into as a hedge of sales and purchases, accordingly a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.

The majority of the group's long-term borrowings have been, and are, subject to fixed interest rates. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2004, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5,210 million compared to £5,170 million at 31 March 2003.

The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants that if the BT group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of Standard & Poor's (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's annual interest charge by approximately £32 million. BT's credit rating from S&P is A minus. Based upon the total amount of debt of £9 billion outstanding on these instruments at 31 March 2004, BT's annual interest charge would increase by approximately £45 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/ A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £23 million.

Based upon the composition of net debt at 31 March 2004, a one percentage point increase in interest rates would increase the group's annual net interest expense by less than £15 million. This compares with an increase of less than £10 million and less than £20 million in the years ended 31 March 2003 and 2002, respectively.

Capital expenditure

Capital expenditure on plant, equipment and property (excluding the movement on capital accruals) totalled £2,673 million in the 2004 financial year, compared with £2,445 million and £3,908 million in the 2003 and 2002 financial years, respectively. Of the total capital expenditure in the 2002 financial year, £3,100 million was in relation to the group's continuing activities. Work continues on enhancing the intelligence of the network to enable customers to benefit from advanced services and improving the network's capacity to carry high-speed data. Capital expenditure is expected to rise, but remain within its £3 billion annual target, in the 2005 financial year as the group invests in its 21st century network (21CN) programme.

Capital expenditure in relation to the group's discontinued activities amounted to £808 million in the 2002 financial year. Prior to the demerger, mmO$_2$ continued improving the quality and capacity of its digital GSM network.

Of the capital expenditure, £86 million was in Europe, outside the UK, in the 2004 financial year and £138 million was spent there in the 2003 financial year.

Contracts placed for ongoing capital expenditure totalled £879 million at 31 March 2004. We plan to develop the 21CN using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions

The total amount invested in the 2004 financial year, including further funding of existing ventures, was £61 million. The total amount invested in the 2003 financial year, including further funding of existing ventures, was £77 million, significantly lower than the £1,131 million invested in the 2002 financial year. In the 2002 financial year the significant acquisition made in April 2001 was of the 49.5% interest in Esat Digifone that we did not already own, from Telenor, for £869 million under an agreement made in early 2000.

Demerger and capital reduction

The demerger of mmO$_2$, the group's former mobile phone business, was completed in November 2001. The demerger, scheme of arrangement and associated reduction in capital were approved by shareholders in October 2001 and the High Court in November 2001. The demerger of mmO$_2$ created two new listed companies and dealings in BT Group and mmO$_2$ shares commenced on 19 November 2001. BT shareholders on record on 16 November 2001, received one BT Group plc share and one mmO$_2$ plc share for each existing British Telecommunications plc share held. Based on the first day's dealings on the London Stock Exchange, BT Group represented approximately 78% of the equity value of the former BT group and mmO$_2$ represented approximately 22%.

On the demerger, net assets of £19,490 million attributable to mmO$_2$ were distributed to shareholders in the form of a demerger distribution. mmO$_2$ assumed approximately £500 million of debt, with the bulk of the outstanding debt remaining with the continuing BT Group. The reduction of capital had the effect of increasing distributable reserves in BT Group plc by £9,537 million.

Balance sheet

Net assets at 31 March 2004 amounted to £3,094 million compared to £2,642 million at 31 March 2003, with the increase due to the retained profits of £685 million offset by the £144 million buyback of shares and currency movements.

BT Group plc, the parent company, has reserves of £9,585 million at 31 March 2004 and £9,537 million at 31 March 2003.

BT's fixed assets totalled £16,068 million at 31 March 2004 of which £15,487 million were tangible assets, principally forming the UK fixed network. At 31 March 2003 fixed assets were £16,661 million and tangible assets were £15,888 million.

Return on capital employed

The return before goodwill amortisation and exceptional items on the average capital employed (total assets, excluding goodwill, less current liabilities, excluding corporate taxes and dividends payable, and provisions other than those for deferred taxation) was 15.3% for the 2004 financial year. In the 2003 financial year the group made a return from continuing activities before goodwill amortisation and exceptional items of 15.7%. In the 2002 financial year the group made a return from continuing activities before goodwill amortisation and exceptional items of 15.7% on the average capital employed in its business excluding mmO$_2$ and goodwill.

Pensions

The most recently completed triennial actuarial valuation of the BT Pension Scheme (BTPS), BT's main pension fund, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2002. This valuation showed the fund to be in deficit to an amount of £2.1 billion. Assets of the fund of £22.8 billion at that date covered 92% of the fund's liabilities. The previous valuation was carried out as at 31 December 1999. The result of this valuation was that the fund was in deficit by £1.0 billion. Assets of the fund of £29.7 billion at that date covered 97% of the fund's liabilities. The deterioration in the funding position was principally the result of lower equity returns over the three years and improved life expectancy of BTPS members and was in spite of the additional deficiency funding payments totalling £600 million that were paid over the previous three years. The valuation under the prescribed Minimum Funding Requirement approach showed the assets to cover 101% of the liabilities at 31 December 2002.

The group's ordinary contribution rate increased to 12.2% of employees' pensionable pay with effect from April 2003. The contribution rate was 11.6% for the 2003 and 2002 financial years. In addition, the company agreed to make annual deficiency contributions to the BTPS of £232 million with effect from the 2004 financial year. In the 2004 financial year total deficiency contributions of £612 million were made, including early payment of £380 million scheduled for payment in subsequent years. This compares to the £200 million annual deficiency payments made in the 2003 and 2002 financial years. The group is also required to pay special contributions to cover costs arising from enhanced pension benefits provided to leavers. The special contributions paid in the 2004, 2003 and 2002 financial years amounted to £130 million, £129 million and £400 million, respectively, in respect of early leavers. The payment expected to be made in the 2005 financial year is £5 million in relation to leavers in the calendar year ended 31 December 2003.

The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 (SSAP 24). The group's total annual pension charges, including discontinued activities, for the 2004, 2003 and 2002 financial years were £404 million, £322 million and £382 million, respectively. This includes £376 million, £306 million and £373 million, respectively, in relation to the BTPS. The increase in the pension charge in the 2004 financial year reflects the £154 million amortisation charge for the pension deficit partly offset by a reduction in the number of active members and the interest credit related to the balance sheet prepayment.

The reduction in the pension charge in the 2003 financial year reflects the lower membership of the BTPS and the interest credit on the balance sheet prepayment.

The costs of providing incremental pension benefits for leavers amounted to £1 million, £60 million and £46 million in the 2004, 2003 and 2002 financial years, respectively.

The pension charge for the 2004 financial year is based upon the SSAP 24 valuation as at 31 March 2003. This valuation is based on the December 2002 funding valuation, rolled forward to 31 March 2003, and uses a slightly higher investment return assumption than was used for the trustees' funding valuation, a lower inflation rate and lower salary increase assumptions. The resulting SSAP 24 deficit amounts to £1.4 billion. The regular pension cost is charged at 11.3% of pensionable salaries compared to the 11.6% rate applied in the 2003 and 2002 financial years.

The full FRS 17 disclosures are provided in the notes to the financial statements. At 31 March 2004 the FRS 17 deficit was £3.6 billion, net of tax, being a reduction of 43% from £6.3 billion at 31 March 2003.

The number of retired members and other current beneficiaries in the pension fund has been increasing in recent years and, at 31 December 2003, was approximately 104% higher than the number of active members. Consequently, BT's future pension costs and contributions will depend on the investment returns of the pension fund and could fluctuate in the medium term.

The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which is to provide benefits based on the employees' and the employing company's contributions. This change is in line with the practice increasingly adopted by major UK groups and is designed to be more flexible for employees and enable the group to determine its pension costs more precisely than is the case for defined benefit schemes. The financial impact of this change was not significant in the financial years under review and is not expected to be significant in the next few years but it should reduce pension costs in the longer term.

Geographical information

In the 2004 financial year, approximately 93% of the group's turnover was generated by operations in the UK, compared with 94% in the 2003 and 89% in the 2002 financial years. Of its continuing activities, approximately 92% of the group's turnover was generated by operations in the UK in the 2002 financial year. BT's operating profits have been derived from its UK operations with losses being incurred outside the UK in each of the last three financial years.

Economic and Monetary Union

The euro is established as the single currency spanning the 12 EU member countries participating in Economic and Monetary Union (EMU). Most of the group's business in Europe is conducted in the UK, which is not one of the 12 participants.

Following the June 2003 announcement by the UK Government detailed planning and preparation for euro conversion has been put on hold until a Government decision to recommend UK entry. After any such decision the issue will be put to a vote in

Parliament and then to a referendum. BT has completed outline planning, participated in by representatives from across each of the BT lines of business and supporting group functions, for adoption of the euro. BT policy will ensure consistency of approach across the group and will be in line with Government plans for a phased transition.

Regulatory financial information
BT is required under the continuation notice issued by Oftel on 25 July 2003, which extends the applicability of certain conditions previously included in its main licence, to publish disaggregated financial information for various activities of the group, which have been used as the basis of charges paid by other telecommunication operators in the UK for the use of BT's network. The activities presented separately in the regulatory financial statements do not necessarily correspond with any businesses separately managed, funded or operated within the group. The results set out in regulatory financial statements for the 2003 and 2002 financial years showed that the group's operating profit is derived predominantly from fixed-network calls.

Regulation, competition and prices
See pages 17 to 23 in the ''Business review'' section.

Competition and the UK economy
See page 20 in the ''Business review'' section.

Environment
See pages 47 to 48 in the ''Our commitment to society'' section.

Critical accounting policies
The group's principal accounting policies are set out on pages 75 to 77 of the Consolidated financial statements and conform with UK Generally Accepted Accounting Principles (UK GAAP). In accordance with the requirements of Financial Reporting Standard No. 18, these policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2004 financial statements.

We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing fixed asset lives for depreciation purposes, assessing the stage of completion and likely outcome under long term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current tax liabilities on our profits.

We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use

estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments. We provide services to over 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

The plant and equipment used in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. We regularly review these asset lives and change them when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned.

As part of the property rationalisation programme we have identified a number of properties that are surplus to requirements. Although efforts are being made to sub-let this space it is recognised by management that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT.

We enter into long term customer contracts which can extend over a number of financial years. During the contractual period, turnover, cost and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The company performs ongoing profitability analyses of its contracts in order to determine whether the latest estimates require updating. Key factors reviewed include future staff and third party costs and potential productivity efficiencies.

We have a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 362,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements.

In the 2002 financial year, we made charges for the impairment of the carrying value of goodwill, investments and tangible fixed assets in our balance sheet. The amount of the charges are in most cases based on the discounted present value of the future cash flows that we expected to be derived from these assets. We use estimates in determining these future cash flows and the discount rate.

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements.

International accounting standards

The Council of the European Union (EU) announced in June 2002 that all European listed companies will be required to adopt EU endorsed International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs) in the preparation of financial statements from 2005 onwards. This means the group will prepare its first financial statements in accordance with endorsed IFRSs and IASs for the year ending 31 March 2006. The international standard setter, the International Accounting Standards Board (IASB), has undertaken an extensive exercise to develop new standards and improve existing ones. The work on those standards that are applicable is now substantially complete. In addition, the IASB may issue non-mandatory standards up to the date of transition.

Our project to manage the transition of financial reporting from UK GAAP to international accounting is progressing well. The group has completed initial high level assessments of the impact on our results and net assets and rolled out the initial phase of detailed quantifications of comparative information.

The IFRSs which will be mandatory in the 2006 financial year are now substantially complete and, in addition, certain IFRSs may be issued before the 2006 financial year which we may decide to adopt early. The effects of such early adoptions, if any, cannot be quantified at present. However, we believe that the major areas of impact on our net profit and shareholders' funds will be due to the standards regarding financial instruments, pensions, leases and share based payments. Details of the required adjustments for the restated periods will be provided at the appropriate time.

US GAAP

The group's net income (loss) and earnings (loss) per share for the three financial years ended 31 March 2004 and shareholders' equity at 31 March 2004 and 2003 under US Generally Accepted Accounting Principles (US GAAP) are shown further in the United States Generally Accepted Accounting Principles Section (see Consolidated financial statements). Differences between UK GAAP and US GAAP include results of the differing accounting treatment of leasing transactions, pension costs, redundancy costs, intangible assets, goodwill, deferred taxation, capitalisation of interest, financial instruments, contributing assets to joint ventures, stock compensation, and dividends. Cash flow information under the US GAAP presentation is also shown further in this document.

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 46 (FIN 46), ''Consolidation of Variable Interest Entities'' and in December 2003 issued a revised interpretation, FIN 46R. The interpretation requires the primary beneficiary to consolidate a variable interest entity if it has a variable interest that will absorb a majority of the entity's losses if they occur, or receive a majority of the entity's expected returns or both. BT had adopted FIN 46 in June 2003, and the further adoption of FIN 46R did not have a material effect on the results or statement of financial position of the group.

In May 2003 the FASB issued SFAS No. 150, ''Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity''. SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. On adoption, SFAS No. 150 did not have a material effect on the results or statement of financial position of the group.

In November 2002 the Emerging Issues Task Force reached a consensus on EITF 00-21 ''Revenue arrangements with multiple deliverables''. BT adopted this consensus for contracts entered into after 15 June 2003. Adoption of the consensus did not have a material impact on the results of the group.

Our commitment to society

Corporate social responsibility (CSR)

Our challenge is to manage social, ethical and environmental issues in ways that grow shareholder value and help make sustainable development happen.

The Dow Jones Sustainability Indexes rank companies for their success in meeting this challenge. During the 2004 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the third year running.

We also hold the Queen's Award for Enterprise in recognition of our contribution to sustainable development.

This section of the report, together with the broad statement on social, environmental and ethical matters included in the section on **Corporate governance**, provides information in response to the Association of British Insurers' disclosure guidelines on social responsibility.

More detailed disclosures on BT's implementation of social, ethical and environmental policies and procedures are available online in our independently-verified social and environmental report, which has been prepared in accordance with the 2002 Global Reporting Initiative (GRI) sustainability reporting guidelines.

CSR governance

The Board is kept informed of BT's main CSR risks and opportunities and any new developments which may impact on its duties and reviews annually our CSR strategy. In addition, social, ethical and environmental matters have been incorporated into the directors' induction programme.

A Board committee – the Community Support Committee – oversees community, charitable and arts expenditure and establishes the strategy for maximising our contribution to society. The committee, chaired by Sir Christopher Bland, consists of representatives from BT businesses, two non-executive directors and two external independent members, who have a reputation for excellence in this field.

An executive committee, the Corporate Social Responsibility Steering Group (CSRSG), oversees the implementation of our CSR programme. This includes risk assessment, target and objective setting, ISO14001 certification – the international standard for environmental management systems – and public accountability.

The CSRSG consists of CSR champions nominated by the lines of business and six support functions (human resources, corporate governance, health and safety, finance, communications and procurement).

The CSRSG is chaired by BT's overall CSR champion, Alison Ritchie, Chief Broadband Officer and a member of the Operating Committee. It is supported by advice from an independent panel of CSR experts.

To ensure that CSR is embedded into BT's commercial operations, we undertake CSR "health checks" of our main commercial initiatives.

These health checks identify specific social, economic and environmental impacts (both positive and negative) and particular CSR risks and opportunities. A report is then compiled, including recommended actions.

We have important relationships with a wide range of stakeholders, including employees, customers and suppliers. We engage with these stakeholders in a number of ways, including consumer liaison panels, an annual employee survey and a supplier relationship management programme.

We also employ a number of CSR experts who investigate long-term societal trends, identify potential issues that might affect the business and support BT's commercial activities.

We have identified 11 non-financial KPIs (key performance indicators) in this context to provide a quick overview of BT's social and environmental performance.

These KPIs have also been used to establish ten strategic social and environmental targets and are published in our social and environmental report.

Social, environmental and ethical risks

During the 2004 financial year, we developed a separate CSR risk register that sets out our important social, ethical and environmental risks. It identifies the following risks as the most significant in the context of CSR:

- supply chain working conditions
- health and safety
- climate change
- diversity
- geography of jobs ("offshoring")
- breach of the code of business ethics.

Each of these CSR risks has a risk owner and mitigation strategy in place (more detail can be found in our social and environmental report).

CSR business opportunities

Following a detailed statistical analysis of customer opinion data going back up to 80 months and based on tens of thousands of interviews, we have been able to show that a 1% improvement in the public's perception of our CSR activities results in a 0.1% increase in our retail customer satisfaction figures.

This is a critical correlation and shows how important it is not only to protect our reputation through appropriate risk management activities, but also to enhance it through our community activities.

Long-term sustainability trends are creating market opportunities for us, such as the use of teleconferencing and flexible working to reduce the need to travel and provide more flexible lifestyles.

Increasingly, BT has to address social and environmental matters when bidding for business. In the 2004 financial year, bids to the value of almost £900 million required us to demonstrate expertise in managing these issues.

Environment

BT is one of the largest consumers of industrial and commercial electricity in the UK, and the growth of broadband is likely to increase our electricity use. However, during the 2004 financial year, a £675,000 investment in our energy conservation programme enabled us to reduce our electricity consumption by 1.5%.

The use of renewable energy and combined heat and power – together with energy and transport efficiency measures – has enabled us to reduce our global-warming CO_2 emissions by 42% since 1996. We have set a target to cap our 2010 CO_2 emissions at 25% below those of 1996.

CO_2 emissions

Financial year	2004	2003	2002
Total (UK only; million tonnes)	0.92	0.96	1.03
% below 1996	42%	40%	36%
Tonnes per £1m turnover	50	51	56

During the 2004 financial year, we received an income of £4 million from our recycling activities, offset against the £10 million we spent managing our waste contracts, recycling our waste and sending waste to landfill.

Waste

Financial year	2004	2003	2002
Total waste (tonnes)	107,303	117,688	114,999
Total waste recycled (tonnes)	27,626	27,809	24,099
% Recycled	26%	24%	21%

Also during the 2004 financial year we reduced both our commercial fleet – still one of the largest in the UK – and our fuel consumption by 4%.

Transport

Financial year	2004	2003	2002
Number of vehicles (UK only)	32,663	33,979	37,509
Fuel consumption (million litres)	53.85	56.12	62.76

Digital inclusion

Digital inclusion is a key public policy issue and we are working with the UK Government and the voluntary sector to find effective ways to use communications technology to tackle social exclusion.

In particular, we launched a digital inclusion campaign to support the Government's aim to give all citizens online access within the next few years and demonstrate how communications can help improve society.

A key element of the campaign is the ''Everybodyonline'' programme, established in partnership with charity campaign group, Citizens Online. The campaign is currently focused on eight deprived communities and aims to increase skills and access to communications technology in underprivileged areas and to deepen the understanding of the causes and effects of the digital divide and how they may be addressed nationally.

Disability services

Our Age and Disability Action team promotes equal access to a wide range of products and services. We work directly with older and disabled people and their representatives to raise awareness of BT's inclusive approach.

For people with hearing or speech impairments, for example, our textphone offers easy access to BT TextDirect – the service that enables users to dial direct to other text or voice users. Customers with visual or mobility impairments benefit from products with large clear keypads and cordless or hands-free options. A variety of new products and network services with mixed-ability appeal will be launched during the 2005 financial year.

We continue to offer services to protect the telephone lines of people who need support. This includes free directory enquiries for those unable to use the printed directory and billing, service and product information in a variety of formats, such as Braille and large print.

We are committed to increasing the accessibility of our internet pages. In the 2004 financial year, our Age and Disability Action website (www.btplc.com/age_disability) was awarded the RNIB *See it Right* logo.

Community

We commit a minimum of 0.5% of our UK pre-tax profits to direct activities in support of society. This has ranged from £10 million in 1987, peaking at £16 million in 2001 and was £5.6 million (including £1.2 million to charities) in the 2004 financial year. BT operations also provided a further £12.4 million in funding and support in kind over the past financial year.

The focus of our community programmes is on big issues where better communication can make a real difference to society.

For example, more than 9,500 schools and over two million young people have taken part in the BT Education Programme – a drama-based campaign helping children to improve their communication skills. This activity is supported by our volunteering programme which, at 31 March 2004, had 3,000 registered volunteers working with schools.

We are working with ChildLine on a major new campaign to raise funds to ensure that every one of the 4,000 children who call ChildLine every day has his/her call answered.

In addition, BT people gave £2 million directly to charities during the 2004 financial year through Give as you Earn, to which BT added a direct contribution of £1 million.

Board of directors and Operating Committee

Board of directors

Sir Christopher Bland Chairman[d,e,f]

Sir Christopher Bland was appointed to the Board as Chairman on 1 May 2001. He chairs the *Nominating* and *Community Support* committees.

He was chairman of the BBC Board of Governors from 1 April 1996 until 30 September 2001. From 1972 to 1979, Sir Christopher was deputy chairman of the Independent Broadcasting Authority and chairman of its Complaints Review Board. In 1982, he became a non-executive director of LWT Holdings and was chairman from 1983 to 1994, when LWT was acquired by Granada Group. From December 1994 to May 2000, he was chairman of NFC. From 1977 to 1985, he was chairman of Sir Joseph Causton & Sons.

Sir Christopher, who was chairman of the Hammersmith and Queen Charlotte's Hospitals Special Health Authority from 1982 to 1994 and of Hammersmith Hospital's NHS Trust from 1994 to February 1997, was knighted for his work in the NHS in 1993. He was chairman of the Private Finance Panel from 1995 to 1996 and a member of the Prime Minister's Advisory Panel on the Citizen's Charter. He is senior adviser at Warburg Pincus and chairman of the Royal Shakespeare Company. Aged 65.

Executive directors

Ben Verwaayen Chief Executive[a]

Ben Verwaayen was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He chairs the *Operating Committee*.

Ben Verwaayen was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. He joined Lucent in September 1997 as executive vice president international and became chief operating officer the following month. Prior to joining Lucent, Ben Verwaayen worked for KPN in the Netherlands for nine years as president and managing director of its telecoms subsidiary, PTT Telecom. From 1975 to 1988, he worked for ITT in Europe. A Dutch national, he is aged 52.

Ian Livingston Group Finance Director[a,f]

Ian Livingston was appointed Group Finance Director in April 2002. He was formerly group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He was also a director of Freeserve from its inception. He is a Chartered Accountant. He is a non-executive director of Hilton Group. Aged 39.

Pierre Danon Chief Executive, BT Retail[a]

Pierre Danon was appointed to the Board on 19 November 2001. He joined BT as Chief Executive of BT Retail in October 2000 and was a member of the former Executive Committee. From 1981 to 2000, he worked for Rank Xerox (which became Xerox in 1997), latterly as president of Xerox Europe. He was a senior vice president of Xerox Corporation since

1997. He is a non-executive director of Emap. A French national, he is aged 48.

Andy Green Chief Executive, BT Global Services[a]

Andy Green was appointed to the Board on 19 November 2001. He was appointed as Chief Executive of BT Global Services in October 2001. Since joining BT in 1986, he has held a number of positions, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Andy Green was a member of the former Executive Committee from February 1995. Aged 48.

Dr Paul Reynolds Chief Executive, BT Wholesale[a]

Paul Reynolds was appointed to the Board on 19 November 2001. In April 2000, he was appointed to the former Executive Committee as Chief Executive of BT Wholesale. He joined BT from the company's predecessor corporation, which he joined in 1983, and has held a number of roles, including Director of the Office of the Chairman, Director of Multimedia and, from 1999, Managing Director of Networks and Information Services. He will become a non-executive director of E-Access (a Japanese corporation), in June 2004. Aged 47.

Non-Executive directors

Clayton Brendish[b,e]

Clayton Brendish was appointed to the Board on 1 September 2002. He is non-executive chairman of Beacon Investment Fund and a non-executive director of Elexon and Herald Investment Trust. He is also a trustee of Economist Newspapers and the Foundation for Liver Research and a council member of City University of London. Prior to his retirement in May 2001, Clayton Brendish was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clayton Brendish was co-founder and executive chairman of Admiral, incorporated in 1979. He also acted as an advisor to the Government on the efficiency of the Civil Service, working as an advisor to the Chancellor of the Duchy of Lancaster and the Office of Public Services on their respective Next Steps Agencies. Aged 57.

Sir Anthony Greener Deputy Chairman[b,c,d]

Sir Anthony Greener was appointed to the Board on 1 October 2000. He was appointed Joint Deputy Chairman and chairman of the *Audit Committee* on 1 January 2001. He is the senior independent director. He became Deputy Chairman and chairman of the *Remuneration Committee* on 18 July 2001.

Sir Anthony is chairman of University for Industry (learndirect) and the Qualifications and Curriculum Authority and a non-executive director of Robert Mondavi Corporation. He was formerly chairman of Diageo. Prior to the merger of Guinness and Grand Metropolitan, he was chairman and chief executive of Guinness, having been chief executive of Guinness since 1992. Aged 63.

Louis R Hughes[b,c]

Louis Hughes joined the Board on 1 January 2000. He is non-executive chairman of Maxager Technology Inc. (USA). He was formerly president and chief operating officer of Lockheed Martin Corporation and previously executive vice president of General Motors.

Louis Hughes is a non-executive director of AB Electrolux (Sweden) and Sulzer AG and ABB Limited (both Switzerland). From 1993 to 2000, he was a member of the supervisory board of Deutsche Bank. A US national, he is aged 55.

The Rt Hon Baroness Jay of Paddington PC[c,e]

Baroness (Margaret) Jay was appointed to the Board on 14 January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women. Previously, she was Minister of State at the Department of Health.

Baroness Jay is a non-executive director of Independent News & Media and has held non-executive positions with Scottish Power, Carlton Television and LBC. Currently chairman of the Overseas Development Institute, she has been a member of the Central Research and Development Committee for the NHS, was a founding director of the National AIDS trust, a governor of South Bank University and a member of the Meteorological Office Council. Aged 64.

John Nelson[b,d,f]

John Nelson was appointed to the Board on 14 January 2002. A Chartered Accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB.

Prior to joining CSFB in January 1999, John Nelson spent 13 years with Lazard Brothers. He was appointed vice chairman of Lazard Brothers in 1990. He was also a chairman of Lazard S.p.A. in Italy and a managing director of Lazard Freres, New York.

He was a non-executive director of Woolwich until it was taken over by Barclays Bank in 2000. He is deputy chairman of Kingfisher and a non-executive director of Hammerson. Aged 56.

Carl G Symon[b,c]

Carl Symon was appointed to the Board on 14 January 2002. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.

Carl Symon is chairman of a number of private companies and a non-executive director of Rolls-Royce and Rexam. A US national, he is aged 58.

Maarten van den Bergh[b,c,d,f]

Maarten van den Bergh was appointed to the Board on 1 September 2000. He chairs the *Pension Scheme Performance Review Group*. He is chairman of Lloyds TSB Group and a non-executive director of Royal Dutch Petroleum Company and British Airways.

Prior to his retirement in July 2000, Maarten van den Bergh was president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992. A Dutch national, he is aged 62.

Operating Committee
Ben Verwaayen Chief Executive
Ian Livingston Group Finance Director
Pierre Danon Chief Executive, BT Retail
Andy Green Chief Executive, BT Global Services
Dr Paul Reynolds Chief Executive, BT Wholesale
See page 49 for biographical details.

Alison Ritchie[a,e]

Alison Ritchie joined BT from the company's predecessor corporation, which she joined in 1981. She was appointed a member of the former Executive Committee in December 2000.

Alison Ritchie was appointed Chief Broadband Officer in November 2002 and she directs BT's policy on broadband developments across the whole of BT ensuring a co-ordinated approach to the delivery of high quality broadband services to residential and business customers. Alison Ritchie was formerly Chief Executive, BT Openworld. Before joining BT Openworld, she was BT's Restructuring Project Director, co-ordinating the project teams working on the financial, organisational and managerial restructuring of BT. She is a member of the board of the British Quality Foundation and a non-executive director of Roffey Park Institute. Aged 43.

Company Secretary
Larry Stone

Larry Stone, formerly Corporate Governance Director from 1 June 2000, was appointed Company Secretary on 27 March 2002. He previously held external relations and regulatory roles with BT in Tokyo and Brussels and with BT Cellnet (now O_2 UK). He is a trustee of the BT Pension Scheme, a member of the executive committee of the British Quality Foundation and a director of ProShare. Aged 46.

Key to membership of principal Board committees:
[a] *Operating*
[b] *Audit*
[c] *Remuneration*
[d] *Nominating*
[e] *Community Support*
[f] *Pension Scheme Performance Review Group*

All the non-executive directors are considered independent of the management of the company.

Report of the directors

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for the 2004 financial year.

Introduction

BT Group plc is the listed holding company for the BT group of companies and was formed when the mmO_2 business (comprising what had been British Telecommunications plc's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland) was demerged on 19 November 2001.

The **Operating and financial review** on pages 6 to 46, the discussion on **Corporate governance** on pages 52 to 57, the **Report on directors' remuneration** on pages 58 to 71 and **Risk Factors** on pages 138 and 139 form part of this report. The audited financial statements are presented on pages 74 to 134.

Principal activity

The group's principal activity is the supply of communications services and equipment. In the 2004 financial year, approximately 93% of group turnover arose from operations in the UK.

Directors

The names and biographical details of the directors of the company are given on pages 49 and 50. All served throughout the financial year.

In accordance with the articles of association, Sir Christopher Bland retires by rotation at the forthcoming annual general meeting and will be proposed for re-election. Andy Green, Ian Livingston and John Nelson also retire by rotation and will be proposed for re-election. Details of these directors' contracts of appointment are included in the **Report on directors' remuneration** on pages 58 to 71 and the discussion on **Corporate governance** on pages 52 to 57.

Substantial shareholdings

At 19 May 2004, the company had received notifications from Legal & General Investment Management Limited, Barclays PLC and Brandes Investment Partners LLC, under Part VI of the Companies Act 1985, in respect of holdings of 289,727,496 shares, 347,436,030 shares and 347,201,310 shares respectively, representing holdings of 3.37%, 4.04% and 4.04% of the company's issued ordinary share capital.

Interest of management in certain transactions

During and at the end of the 2004 financial year, none of the company's directors was materially interested in any material transaction in relation to the group's business and none is materially interested in any presently proposed material transactions.

Policy on the payment of suppliers

BT's policy is to use its purchasing power fairly and to pay promptly and as agreed.

BT has a variety of payment terms with its suppliers. The terms for payments for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers. It is BT's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the company in a timely fashion and is complete. BT's payment terms are printed on the company's standard purchase order forms or, where appropriate, specified in individual contracts agreed with the supplier. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2004 financial year and the amounts owed to its trade creditors at the end of the year was 35 calendar days.

Political donations

The company's continuing policy is not to make political donations in the everyday sense of those words. This is explained in the **Corporate governance** section on pages 52 to 57. However, during the 2004 financial year British Telecommunications plc made the following payments to cover the cost of hosting briefing meetings about the company's activities with MPs and MEPs: Labour Party £8,882; Conservative Party £8,366; Liberal Democrat Party £5,942; Scottish National Party £2,500.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

Authority to purchase shares

The authority given at last year's AGM of the company held on 16 July 2003 for the company to purchase in the market 867 million of its shares, representing 10% of the issued share capital, expires on 15 October 2004. Shareholders will be asked to give a similar authority at the AGM.

During the 2004 financial year, 81 million shares of 5 pence each were purchased under this authority (1% of the share capital) for a total consideration of £144 million, at an average price of £1.77 per share. The shares were purchased in an on-market programme of buying back the company's shares, initiated in November 2003, as part of the company's shareholder distribution strategy. 36 million shares were cancelled and 44 million shares have been retained as treasury shares. At 14 May 2004, 0.2 million treasury shares had been transferred to meet the company's obligations under its employee share plans.

AGM resolutions

The resolutions to be proposed at the AGM to be held on 14 July 2004, together with explanatory notes, appear in the separate *Notice of Annual General Meeting* sent to all shareholders.

By order of the Board

Larry Stone
Secretary   19 May 2004

Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816

Corporate governance

BT's policy is to achieve best practice in our standards of business integrity in all our operations. This includes a commitment to maintaining the highest standards of corporate governance and ethics throughout the group.

The company took part in the consultations leading up to the publication in July 2003 of the UK's new Combined Code on Corporate Governance. BT is obliged this year to report on how it has applied the previous version of the Combined Code. The directors consider that BT has, throughout the year, complied with the provisions of that version of the Code. This section also reports on BT's position in respect of the provisions introduced by the new Combined Code. The company will report fully on its compliance with the new Code next year.

The Board
Composition and role
The Board, which operates as a single team, is currently made up of the part-time Chairman, the Chief Executive, four other executive directors and seven non-executive directors. All of the non-executive directors meet the criteria for independence set out in the new Combined Code and are therefore considered by the Board to be independent. It is BT's policy that the Board will comprise a majority of independent non-executive directors. The directors' biographies are set out on pages 49 and 50.

The Board's principal focus is the overall strategic direction, development and control of the group. In support of this the Board approves the group's values, business practice policies, strategic plans, annual budget, capital expenditure and investments budgets, larger capital expenditure proposals and the group's overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group's operating and financial performance. These responsibilities are set out in a formal statement of the Board's role which is available on the company's website. The Board has agreed the group's corporate governance framework, as part of which it has empowered the company's key management committee, the *Operating Committee*, to make decisions on operational and other matters. The roles and powers of these committees are set out later in this report under Principal Board committees. Their powers and the authorities delegated to individual members of the *Operating Committee* are available to everyone in the group on the group's intranet site.

The Board meets every month, except in August. Additionally, it meets on an ad hoc basis to consider matters which are time critical. The Board met 11 times during the 2004 financial year.

The roles of the Chairman and the Chief Executive are set out in written job descriptions. In addition to chairing the Board, the Chairman is responsible for consulting the non-executive directors, particularly the Deputy Chairman, on corporate governance issues, matters considered by the Nominating Committee, which the Chairman chairs, and the individual performances of the non-executive directors. With the Chief Executive and the Secretary, he ensures the Board is kept properly informed, is consulted on all issues reserved to it and that its decisions are made in a timely and considered way that enables the directors to fulfil their fiduciary duties. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. He represents the company in specified strategic and Government relationships, as agreed with the Chief Executive, and generally acts as the bridge between the Board and the Company's executive team, particularly on the Group's broad strategic direction. The Chief Executive has final executive responsibility to the Board for the success of the group.

The Secretary manages the provision of timely, accurate and considered information to the Board for its meetings and, in consultation with the Chairman and Chief Executive, at other appropriate times. He recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, the company's corporate governance policies and practices and is responsible for their communication and implementation.

BT's non-executive directors
The desired combination of experience, skills and other attributes that the non-executive directors as a whole are to bring to the Board is agreed and reviewed by the *Nominating Committee*. This profile is used by the Committee to assess the suitability as non-executive directors of candidates put forward by the directors and outside consultants before the Committee meets short-listed candidates and goes on to recommend to the Board a candidate for appointment.

The non-executive directors provide a strong, independent element on the Board. Between them, they bring experience and independent judgement, gained at the most senior levels, of international business operations and strategy, marketing, technology, communications and political and international affairs. The Chairman and the non-executive directors hold regular dinners at which they discuss matters without the executive directors being present. At least annually, these provide an occasion for the non-executive directors, led by the Deputy Chairman, Sir Anthony Greener, to meet, without the Chairman present to review the Chairman's performance.

Sir Anthony Greener, the Deputy Chairman, is the senior independent director. He chairs the *Audit* and *Remuneration* committees. In his capacity as the chairman of the *Remuneration Committee*, he meets with BT's major institutional shareholders. The Deputy Chairman also continues to be available to discuss matters with institutional shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive. He will also attend, at his discretion and in consultation with the Chairman and the Chief Executive, other meetings with shareholders during the year. The other non-executive directors may attend, at their request, meetings with the company's major shareholders and others.

Non-executive directors are appointed initially for three years, subject to three months' termination notice from either BT or the director. At the end of the first three years the appointment may be continued by mutual agreement. Each non-executive director is provided, upon appointment, with a letter setting out the terms of his or her appointment, including membership of Board committees, the fees to be paid, the time commitment expected from the director and covering such matters as the confidentiality of information and the company's share dealing code. The appointment letter was reviewed by the *Nominating Committee* following the publication of the new Combined Code and new letters sent to all non-executive directors which align the company's letter, as appropriate, to the sample letter annexed to the new Code.

Election and re-election
All directors are required by the company's articles of association to be elected by shareholders at the first AGM after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM at intervals of not more than three years. The director may seek re-election.

Service agreements
The Chairman and executive directors have service agreements, which are approved by the Remuneration Committee. Information about the periods of these contracts is in the **Report on directors' remuneration**.

Independent advice
The Board has a procedure for directors, in furtherance of their duties, to take independent professional advice if necessary, at the company's expense. In addition, all directors have access to the advice and services of the Secretary, the appointment and removal of whom is a matter for the whole Board. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the company's principal committees), as well as the implementation of corporate governance and compliance within the group.

Training and information
On appointment, the directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board and management committees, and the powers delegated to those committees, the company's corporate governance practices and procedures, including the powers reserved to the group's most senior executives, and the latest financial information about the group. This is supplemented by visits to key BT locations and meetings with members of the *Operating Committee* and other key senior executives. Throughout their period in office the directors are continually updated on BT's business, the competitive and regulatory environments in which it operates, technology and corporate social responsibility matters and other

changes affecting BT and the communications industry as a whole, by written briefings and meetings with senior BT executives. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Secretary. They are reminded of these duties each year and they are also updated on changes to the legal and governance requirements upon the company and themselves as directors. During the 2004 financial year, for example, they have been advised on the changes to UK corporate governance brought about by the new Combined Code, continued to receive briefings on the US Sarbanes-Oxley Act of 2002, which affects BT because its securities are registered with the US Securities and Exchange Commission (SEC), and various corporate proposals from the European Commission. They also received an updated briefing on UK, US and international financial reporting developments.

Guidelines are in place concerning the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed sufficiently far ahead of each Board meeting and at other appropriate times.

Board evaluation
During summer 2003 the Board carried out, through a questionnaire and discussion with directors, an evaluation of its performance and the quality of board processes. The results of that exercise were considered by the Board in July 2003 and a number of actions agreed. A further evaluation, including on the performance of directors and the Board's committees, will be carried out during 2004.

Directors' and officers' liability insurance and indemnity
For some years the company has purchased insurance to cover its directors and officers against their costs in defending themselves in civil legal proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. To the extent permitted by UK law, the company also indemnifies its directors and officers. Neither the insurance nor the indemnity provide cover where the director has acted fraudulently or dishonestly.

Principal Board committees
To meet best corporate governance practice, Audit, Remuneration and Nominating Committees have long been an established part of BT's system of governance. Each committee has written terms of reference, which are available on the company's website. The minutes of Audit and Nominating Committee meetings are sent, at their request, to directors who are not a member of a committee. In the case of the *Remuneration Committee*, minutes are circulated, on request, to other non-executive directors as well as to members of the committee.

Audit Committee

The *Audit Committee* is chaired by Sir Anthony Greener, the Deputy Chairman and senior independent director. The other members are Maarten van den Bergh, Clay Brendish, Lou Hughes, John Nelson and Carl Symon. They are all independent non-executive directors. They were members of the committee throughout the 2004 financial year. The Board considers that the Committee's members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee. The Board has reviewed membership of the Committee and is satisfied, for the purposes of the new Combined Code, that collectively the Committee has recent and relevant financial experience.

The Committee recommends the appointment and reappointment of the company's external auditors and considers their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors. It ensures that key partners are rotated at appropriate intervals. It discusses with the auditors the scope of their audits before they commence, reviews the results and considers the formal reports of the auditors and reports the results of those reviews to the Board. It reviews the auditors' performance, including the scope of the audit, and recommends to the Board appropriate remuneration.

As a result of regulatory or similar requirements, it may be necessary to employ the company's external auditors for certain non-audit work. In order to safeguard the independence and objectivity of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company's external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company. The overall policies and the processes to implement them were reviewed and appropriately modified in the light of the provisions of the US Sarbanes-Oxley Act of 2002 relating to non-audit services that external auditors may not perform. The *Audit Committee* monitors the extent of non-audit work being performed by the company's auditors and approves such work before it is undertaken. It also monitors the level of non-audit fees paid to the external auditors.

The *Audit Committee* reviews the company's published financial results, the Annual Report and Form 20-F and other published information for statutory and regulatory compliance. It also reviews the disclosure made by the Chief Executive and Group Finance Director during the certification process for the annual report about the design or operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company's financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the annual report.

The *Audit Committee* monitors and reviews the standards of risk management and internal control, the effectiveness of internal control, financial reporting, accounting policies and procedures, and the company's statements on internal controls before they are agreed by the Board for each year's annual report. It also reviews the company's internal audit function and its relationship with the external auditors, including internal audit's plans and performance. It reviews the arrangements for dealing, in confidence, with complaints from employees about accounting or financial management impropriety, fraud, poor business practices and other matters. At each of its meetings, the Committee sets aside time to seek the views of the company's internal and external auditors in the absence of executives.

The Group Finance Director, the Secretary, the group's chief internal auditor and the company's external auditors attend the Committee's meetings. The Committee met four times during the 2004 financial year. At its meetings the Committee has reviewed the company's full year and quarterly results and its Annual Report and Form 20-F and considered the adequacy of the financial systems that have produced those results. It has reported its views to the Board so it has been able to approve the results announcements and the annual report for publication. It has also during the 2004 financial year considered the group's risk register, as submitted to it by the *Management Council*, and reviewed the company's internal control, accounting systems, IT security and related matters. It also approved the arrangements for employees to make confidential complaints about accounting and other issues and adopted, for the purposes of the Sarbanes-Oxley Act, a code of ethics for the Chief Executive, Group Finance Director and Director Group Financial Control and Treasury, which is consistent with BT's overall statement of business ethics.

Remuneration Committee

The *Remuneration Committee* comprises solely independent non-executive directors and is chaired by Sir Anthony Greener. It met four times during the 2004 financial year. Further details about the Committee are included in the **Report on directors' remuneration**.

Nominating Committee

The *Nominating Committee* consists of the Chairman, the Deputy Chairman, John Nelson and Maarten van den Bergh. Its members have not changed during the 2004 financial year. It ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board. It keeps under review the need for appointments to the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It also reviews the time required from the Deputy Chairman and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman, Chief Executive and all other Board appointments. The Committee met once during the 2004 financial year at which time it reviewed the current structure profile and balance of the Board, reviewed and recommended to the Board the continued appointments as non-executive directors of Sir Anthony Greener and Maarten van den Bergh (neither of whom took part in the review of his own position) and agreed changes to the non-executive directors' letter of appointment to align it to recommended best practice.

Meetings attendance
The following table shows the attendance of directors at meetings of the Board and *Audit, Remuneration* and *Nominating* committees during the 2004 financial year.

	Board	Audit Committee	Remuneration Committee	Nominating Committee
			(attendance is shown only for a committee member)	
Number of meetings/ Director	11	4	4	1
Sir Christopher Bland	11			1
Maarten van den Bergh	9	4	3	1
Clay Brendish	11	3		
Pierre Danon	11			
Andy Green	11			
Sir Anthony Greener	10	4	4	1
Lou Hughes	11	4	4	
Margaret Jay	11		3	
Ian Livingston	11			
John Nelson	11	4		1
Paul Reynolds	11			
Carl Symon	11	4	4	
Ben Verwaayen	11			

Operating Committee and Management Council
The Chief Executive, Ben Verwaayen, chairs the *Operating Committee*, which meets weekly. The other members are the Group Finance Director, the Chief Executives of BT Retail, BT Wholesale and BT Global Services and the Chief Broadband Officer. The Secretary attends all meetings. The Committee has collective responsibility for running the group's business end-to-end. To do that, it develops the group's strategy and budget for Board approval, recommends to the Board the group's capital expenditure and investments budgets, monitors the financial, operational and customer quality of service performance of the whole group, allocates resources across the group within plans agreed by the Board, plans and delivers major cross-business programmes and reviews the senior talent base and succession plans of the group. Within the group's corporate governance framework, approved by the Board, the *Operating Committee* is empowered to approve up to limits after which Board approval is required, capital expenditure, disposals of fixed assets, the making of investments by the group and divestments. It is authorised to delegate these approvals, up to its own limits, to senior executives.

A sub-committee of the *Operating Committee*, the *Management Council*, meets monthly. It consists of the *Operating Committee* members plus a number of other senior executives. It is an advisory forum supporting the Chief Executive and the *Operating Committee* in policy formulation, in areas such as cultural change, public policy, reputation and business practices policies, human resources, pensions matters and employment policies.

Internal control and risk management
The Board is responsible for the group's systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board also takes account of significant social, environmental and ethical matters that relate to BT's businesses and reviews annually BT's corporate social responsibility. The company's workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the **Our people** and **Our commitment to society** sections of this report.

BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2004 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the guidance for directors published in the UK in September 1999.

Risk assessment and evaluation takes place as an integral part of the group's annual strategic planning cycle. The group has a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. The group's current key risks are summarised in **Risk factors** of this document.

The key features of the risk management process comprise the following procedures:
- senior executives, led by the Secretary, review the group's key risks and have created a group risk register, describing the risks, owners and mitigation strategies. This is reviewed by the *Management Council* before being reviewed and approved by the Board.
- the lines of business carry out risk assessments of their operations, have created registers relating to those risks, and ensure that the key risks are addressed.
- senior management report regularly to the Group Finance Director on the operation of internal controls in their area of responsibility.
- the Chief Executive receives annual reports from senior executives with responsibilities for major

group operations with their opinion on the effectiveness of the operation of internal controls during the financial year.

■ the group's internal auditors carry out continuing assessments of the quality of risk management and control. Internal Audit reports to the management and the *Audit Committee* on the status of specific areas identified for improvement. They also promote effective risk management in the lines of business operations.

■ the *Audit Committee*, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. This follows consideration of the matter by the *Management Council*. The *Audit Committee* reviews reports from the internal auditors and from the external auditors and reports its conclusions to the Board. The *Audit Committee* has carried out these actions for the 2004 financial year.

Material joint ventures and associates, which BT does not control, outside the UK have not been dealt with as part of the group for the purposes of this internal control assessment.

The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group's corporate governance framework, which sets out the high level principles by which the group is managed and the responsibilities and powers of the *Operating Committee*, *Management Council* and the group's senior executives. As part of this framework the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

Relations with shareholders

Senior executives, led by the Chief Executive and the Group Finance Director and including, as appropriate, the other executive directors, hold meetings with the company's principal institutional shareholders to discuss the company's strategy, financial performance and specific major investment activities. The Deputy Chairman also attends, at his discretion and in consultation with the Chairman and the Chief Executive, meetings with shareholders during the year. As explained in the **Report on directors' remuneration**, we also maintain contact, when appropriate, through the chairman of the *Remuneration Committee* and other senior executives to discuss overall remuneration policies and plans. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the company's shareholders. The directors are provided with reports and other written briefings from the company's major shareholders and analysts, either in full or through summaries from the company's brokers and are regularly informed by the Secretary about the holdings of its principal shareholders. The Secretary also surveys the company's retail shareholders about the quality of the

company's shareholder communications and share registration services.

We are continuing our policy that shareholders vote on the annual report at the AGM. Shareholders will also again be asked to vote on the **Report on directors' remuneration**.

It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about the company's activities and prospects. We also give the shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue. The Board's opinion is that the re-election and the fees of the auditors are inter-related matters and should therefore be dealt with in one resolution.

The proxy votes for and against each resolution, as well as abstentions, will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on each resolution on a show of hands and at the end of the meeting. It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairman of the *Audit, Nominating* and *Remuneration* committees is at the AGM and is available to answer relevant questions.

The Annual Review and, if requested, the Annual Report and Form 20-F, together with the Notice of the AGM, are sent to shareholders in the most cost-effective fashion, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days, as required by the company's articles of association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.

Established procedures ensure the timely release of share price sensitive information and the publication of the company's financial results and regulatory financial statements.

Statement of business practice

To reinforce our commitment to achieve best practice in our standards of business integrity and ethics, BT has a written statement of business practice (*The Way We Work*). The statement covers all our operations and reflects the expectations in the area of corporate governance and business practice standards. A copy of the statement has been sent to every employee and is also available on the company's intranet site.

These high-level principles are supported by a continuing and comprehensive communications programme and online training. A confidential helpline and e-mail facility are also available to employees who have questions about the application of these principles. We also continue to require our agents and contractors to apply these principles when representing BT.

Political donations

It has always been BT's policy that no company in the group shall make cash contributions to any political party. This policy continues and appropriate arrangements are in place to implement it throughout the group. However, the Companies Act 1985 requires companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties). The definition of political donations used in the Act is very much broader than the sense in which these words are ordinarily used. As a result, it covers activities which form part of normal relationships between BT, individual politicians and the principal political parties. These activities are not designed to provide support to or to influence public support for any political party. They would not be thought of as political donations in the everyday sense of these words. They are entirely non-political in nature and are designed so that BT can make MPs and others aware of key industry issues and matters affecting the company.

The authority we are requesting from shareholders at the AGM is not designed to change the company's stated policy of not making cash contributions. It will, however, ensure that BT acts within the provisions of the current UK law when carrying out the above activities. They are carried out on an even-handed basis related broadly to the major UK political parties' electoral strength and the company believes that they make an important contribution to the success of BT. The level of political donations split as between the major UK political parties is shown in the **Report of the directors.**

Pension funds

BT's two main pension funds – the BT Pension Scheme and the BT Retirement Plan – are not controlled by the Board but by separate trustees who are company and union nominees, under independent chairmen. The trustees look after the assets of the funds, which are held separately from those of the company. The pension funds' assets can only be used in accordance with their respective rules and for no other purpose.

Financial

A statement by the directors of their responsibilities for preparing the financial statements is included in the **Statement of directors' responsibility**. The directors report on page 72 that the company is a going concern.

US Sarbanes-Oxley Act of 2002

BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act (the Act) applicable to foreign issuers. BT will comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable to the group.

Given the narrow and prescriptive definition under the relevant SEC rules, it is the opinion of the Board that the *Audit Committee* does not include a member who is an 'audit committee financial expert'. However, the Board considers that the Committee's members have broad commercial experience and extensive business leadership, having held various roles in

accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee. The Board and its committees will keep under active review the financial expert matter during the 2005 financial year as part of their nomination and succession planning activities.

The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT's disclosure controls and procedures as of the end of the period covered by this Annual Report and Form 20-F, have concluded that, as of such date, BT's disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The Chief Executive and Group Finance Director have also provided the certifications required by the Act.

There were no changes in BT's internal control over financial reporting that occurred during the year ended 31 March 2004 that have materially affected, or are reasonably likely to materially affect, BT's internal control over financial reporting.

The code of ethics for the Chief Executive, Group Finance Director and Director Group Financial Control and Treasury, adopted for the purposes of the Act, is posted on the company's website at http://www.btplc.com/Thegroup/Companyprofile/ Ourcodesofethics/CodeofethicsCEO.htm

The New York Stock Exchange

In November 2003, the SEC approved the new corporate governance listing standards of the New York Stock Exchange (NYSE). The company, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged to disclose any significant ways in which its corporate governance practices differ from these standards.

The company has reviewed the NYSE's new listing standards and believes that its corporate governance practices are consistent with them, with one exception where the company does not meet the strict requirements set out in the standards. The standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. BT has a *Nominating Committee*. Information about it is set out on pages 54 and 55. It does not develop corporate governance principles for the Board's approval. The Board approves the group's overall system of governance internal controls, governance and compliance authorities. The Board and the *Nominating Committee* are made up of a majority of independent, non-executive directors.

Report on directors' remuneration

The review is divided into the following sections:

The *Remuneration Committee* is made up wholly of independent non-executive directors. Throughout the year, the company has applied the principles in Section 1 of the 1998 version of the Combined Code on Corporate Governance (the Code) and complied with the Code. The Committee also adopted the main principles set out in the Higgs Report, reviewing the role and effectiveness of non-executive directors, and this report explains how the company has complied with the principles and provisions of the new Combined Code on Corporate Governance which will begin to apply for the company in the 2005 financial year. Shareholders will be invited to approve this report at the company's 2004 AGM.

The Board is ultimately responsible for both the structure and amount of executive remuneration, but it has delegated prime responsibility for executive remuneration to the Committee. The terms of reference of the Committee are available on the company's website at www.bt.com. The Committee's role is to set the remuneration policy and individual remuneration packages for the Chairman and the senior management team, comprising the executive directors, members of the *Operating Committee* (OC) and other senior executives reporting to the Chief Executive. This includes approving changes to the company's long-term incentive plans, recommending to the Board those plans which require shareholder approval and overseeing their operation. In this role the Committee also monitors the structure of reward for executives reporting to the senior management team and determines the basis on which awards are granted under the company's executive share plans.

The Committee met four times during the 2004 financial year. Sir Anthony Greener has chaired the Committee since 18 July 2001. Other members of the Committee who served during the financial year were:
- Maarten van den Bergh
- Louis Hughes
- Margaret Jay
- Carl Symon

The Chairman and Chief Executive are invited to attend meetings. They are not present when matters affecting their own remuneration arrangements are considered. No director is involved in any decision relating to his or her remuneration.

Non-executive directors who are not members of the Committee are entitled to receive papers and minutes of the Committee.

The Committee has access to professional advisers, both from within the company and externally. Towers Perrin (HR consultants); Ben Verwaayen, Chief Executive; Ian Livingston, Group Finance Director; Alex Wilson, Group HR Director and Larry Stone, Company Secretary, provided advice that materially assisted the Committee in relation to the 2004 financial year. The Committee has agreed that Towers Perrin may advise both the Committee and BT, and should be invited to attend meetings when major remuneration policy issues are being discussed. Towers Perrin provides BT with a range of data and advisory services covering all aspects of executive pay, bonus arrangements, shares and benefits.

Remuneration policy
This part of the Report on directors' remuneration is not subject to audit.

BT's executive remuneration policy is to reward employees competitively, taking into account individual performance, company performance, market comparisons and the competitive pressures in the information and communications technology industry. Base salaries are positioned around the mid-market, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance. There are no plans to change this policy.

A significant proportion of the total executive remuneration package is linked to line of business and corporate performance. Remuneration arrangements and performance targets are kept under regular review to achieve this. The Committee has decided to review during the 2005 financial year the company's current arrangements for executive remuneration, including the structure of the remuneration packages, their constituent parts and their mix.

Where any significant changes are proposed to executive remuneration, these will be discussed with BT's principal shareholders and the main representative groups of the institutional shareholders.

(i)   Packages
The remuneration package is made up of some or all of the following:

Basic salary
Salaries are reviewed annually. Salary increases are made only where the Committee believes that adjustments are appropriate to reflect contribution, increased responsibilities and/or market pressures.

Performance-related remuneration
Annual bonus and deferred bonus
The annual bonus plan is designed to reward the achievement of results against set objectives.

For the 2004 financial year, on-target and maximum (requiring truly exceptional performance) bonus levels for executive directors and OC members, as a percentage of salary, were 50% and 100% (increased from 75% at the beginning of the 2003 financial year to reward the achievement of increasingly stretching targets). The on-target and maximum bonus levels for the Chief Executive were 85% and 130%, respectively, under his service agreement. Under his contract, the Chairman is not entitled to a bonus.

Targets set at the beginning of the 2004 financial year for each objective, to which specific weights were attached, were based on earnings per share and free cash flow, each representing 40% of the potential bonus, and customer satisfaction representing 20% of the potential bonus. For the three line of business CEO's, 75% of the potential bonus was linked to BT's corporate performance and 25% to the performance of their respective line of business. For all other relevant executives, bonuses are based solely on corporate performance.

The Committee retains the flexibility to enhance or reduce bonus awards in exceptional circumstances.

Awards in the form of BT shares, granted under the Deferred Bonus Plan (DBP), are directly linked to the value of annual bonuses and hence to performance. The shares are held in trust and transferred to the executive if still employed by the company in three years' time. There are no additional performance measures for the vesting of DBP awards. The DBP rewards performance and acts as a retention measure.

Awards for the senior management team are equivalent in value to 50% of gross annual bonus.

The awards under the DBP held by Ben Verwaayen, Pierre Danon, Andy Green, Ian Livingston and Paul Reynolds at the end of the 2004 financial year are contained in the table on page 69. The amounts are in note e on page 65.

Long-term incentives
The BT Equity Incentive Portfolio (the Portfolio) is designed to ensure that equity participation is a significant part of overall remuneration. It comprises three elements: share options, incentive shares and retention shares. Share options were the main element of equity participation in the 2004 financial year. Retention shares are used as a recruitment and retention tool.

Under his service agreement, the Chairman is not entitled to participate in the annual operation of the Portfolio.

Generally, awards vest and options become exercisable only if a predetermined performance target has been achieved. Normally, the performance measure for outstanding awards and options is TSR (total shareholder return) compared with the FTSE 100 companies. TSR links the reward given to directors with the performance of BT against the shares of other major UK companies.

For 1999, 2000, 2001 and 2003 awards, the base price at the beginning of the performance period has been calculated by averaging the BT share price over the six months to 31 March in the year of award. For the 2002 awards, the period was from 19 November 2001 (the date of the mmO_2 demerger) to 31 March 2002. The end price is the average of the share price over the six months to the end of the performance period. The end price is adjusted for all capital actions and dividend payments that occur during the performance periods.

Share options
The price at which shares may be acquired under the Global Share Option Plan (GSOP) is the market price at the date of grant. Other than for new recruits, the size of option grant is based on corporate and individual performance, and market relativity.

Options granted will be exercisable in three years, subject to the performance target being met. The Committee would not normally expect the initial value of annual grants of options, based on the market price of a BT share, to exceed three times salary.

For options granted subject to a TSR measure, BT's TSR at the end of the three-year period must be in the upper quartile for all of the options to be exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. If the performance measure is not met at the first measurement, it may be re-tested against a fixed base in years four and five for options granted in 2002. If TSR has not reached the median at the end of the fifth year, previously unexercisable options will lapse. This was reduced to one re-testing in year five for options granted in 2003.

The one-off grant of options in 2002 to the seven senior executives most responsible for delivering BT's strategic plan is subject to an earnings per share test. The Committee believes that earnings per share was the most appropriate measure for this grant as BT embarked on a radical business transformation that will require exceptional performance in exceeding business goals. For these options to become exercisable, there must be a 35% compound annual growth in BT's earnings per share over three years (equivalent to 22 pence per share at the end of the 2005 financial year). There will be no opportunity to re-test. Earnings per share is calculated as basic earnings per share before goodwill amortisation and exceptional items.

The option granted to Sir Christopher Bland on 22 June 2001 as part of his recruitment package is not subject to a performance measure as it matched a personal investment in BT shares of £1 million.

The details of the options held by Sir Christopher Bland, Ben Verwaayen, Pierre Danon, Andy Green, Ian Livingston and Paul Reynolds at the end of the 2004 financial year are contained in the table on page 67.

Incentive shares
There were no awards under the Incentive Share Plan (ISP) in the 2004 financial year. A number of awards made in previous years were, however, still outstanding at the beginning of the 2004 financial year, and are contained in the table on page 68.

Participants are entitled to shares at the end of a three-year performance period if the company has met the relevant predetermined performance target and participants are still employed by the group. At the end of the three-year period, BT's TSR must be in the upper quartile for all the shares to vest. At median, 25% of the shares under award vest. Below that point, none of the shares vest.

None of the awards of incentive shares granted in 2001 vested as BT's TSR was at 83rd position on 31 March 2004, the end of the performance period.

Retention shares
Retention shares are granted under the Retention Share Plan (RSP) to individuals with critical skills, as a recruitment or retention tool. As a result, shares currently under award are not linked to a corporate performance target. The length of the retention period before awards vest is flexible. The shares are transferred at the end of the specified period if the individual is still employed by BT.

Retention shares are used only in exceptional circumstances and, in the 2004 financial year, five awards were made for recruitment purposes and a further two were made for retention purposes, one of which was to Sir Christopher Bland under his new contract securing his services for the company until 2007.

The awards under the RSP held by Sir Christopher Bland, Ben Verwaayen and Ian Livingston at the end of the 2004 financial year are contained in the table on page 68.

Executive Share Plan (ESP)
The last awards under the ESP were granted in 1999. Participants are generally only entitled to the shares at the end of a five-year performance period if the company has met the relevant predetermined performance target and participants are still employed by the group. At the end of the five-year period, if BT's TSR reaches 30th position, all the shares vest. If BT is at 70th position starting from the top of the list, none of the shares vest. Between those points, the shares vest on a straight line pro rata basis.

None of the awards of shares granted under the ESP in 1999 vested as BT's TSR was at 90th position on 31 March 2004, the end of the performance period.

Other share plans
The executive directors and the Chairman may participate in BT's Inland Revenue approved all-employee share plans, the Employee Sharesave Scheme and Employee Share Investment Plan (which replaced the Employee Share Ownership Scheme), on the same basis as other employees. There are further details of these plans in note 34 to the accounts.

(ii) Annual package – 2005 financial year
The *Remuneration Committee* has decided that there should be no increase in base pay for executive directors in the 2005 financial year, which reflects the restraint being exercised across the company. Salaries have now been held flat for three years. There is no change either to on-target and maximum bonus levels (see page 59). The annual bonus plan will continue to focus on annual objectives and to reward the achievement of results against those objectives. Performance will again be against earnings per share, free cash flow and customer satisfaction measures. Performance targets for the 2005 financial year are more challenging than the outturn of the 2004 financial year, as BT continues its transformation.

For the achievement of target, performance-related remuneration is approximately 63% of total remuneration (excluding pension) for the Chief Executive and 55% for the other executive directors.

Total remuneration comprises base salary, annual bonus and awards under the DBP, and the expected value of share options and awards under BT's long-term incentive plans.

The Committee has decided that a combination of performance-linked share options and incentive shares will be granted in the 2005 financial year. For the last two years, only share options have been granted. The combination of share options and share awards creates, in the Committee's view, a better balance of remuneration in the light of BT's business strategy, including the development of new wave business and the achievement of operating efficiencies. In the 2005 financial year, the maximum grant of options will reduce from three times base salary to 1.5 times base salary, and the maximum share award will be equivalent to two-thirds of salary. The overall value of long-term incentive awards will not change as a result of these proposals, which were determined by the Committee with advice from Towers Perrin.

The performance measure will be relative TSR for both elements but the FTSE 100 is being replaced by the FTSE E300 Telecommunication Services index as the comparator group. Performance against an appropriate industry sector is considered a more appropriate test of executive capability in driving absolute performance.

At 1 April 2004, the index contained the following companies, excluding BT:

Cable & Wireless
Cosmote Mobile
  Telecommunications
Deutsche Telekom
France Telecom
Hellenic
  Telecommunications
mmO$_2$
Portugal Telecom
KPN
Swisscom
TDC
Tele2
Telecom Italia
Telecom Italia Mobile
Telefonica
Telekom Austria
Telenor
TeliaSonera
Vodafone Group

For awards made last year subject to TSR, there was provision for re-testing in year five against a fixed base. The Committee has decided that there will be no re-testing in respect of the share awards or options to be granted in the 2005 financial year.

(iii) Other matters
Executive share ownership
A shareholding programme encourages executive directors and OC members to build up a shareholding in the company by retaining shares received as a result of participating in a BT employee share plan (other than the shares sold to pay a National Insurance or income tax liability). The programme, which is not mandatory, is designed to encourage executive directors and members of the OC to build up a shareholding with a value of 100% of their annual salary. Given that a large part of an executive's remuneration is already variable, the proposal specifically excludes the need to make a personal investment should awards not vest.

Pensions
Those executive directors and most other senior executives who joined the company prior to 1 April 2001, have their pension benefits based on service and salary (known as defined benefit arrangements). Those with longer BT service are entitled to pensions at normal retirement age of two-thirds of final salary, including any cash lump sum entitlement. Those with shorter BT service are entitled to a pension of one-thirtieth of salary for each year of service. In both cases, a spouse's pension of two-thirds of the executive's pension is provided in the event of death after retirement. Should the executive die in service, a lump sum equal to four times annual salary is payable together with a spouse's pension of two-thirds of the executive's anticipated pension at normal retirement age. BT closed its defined benefit arrangements to new employees with effect from 1 April 2001. From this date retirement provision is made on a defined contribution basis. The company agrees to pay a fixed percentage of the executive's salary each year towards the provision of retirement benefits, typically this is 20-30% of salary. Additionally, a lump sum equal to four times annual salary is payable on death in service. Pension provision for all executives is based on salary alone – bonuses, other elements of pay and long-term incentives are excluded.

Other benefits
Other benefits for the Chairman and the senior management team include some or all of the following: company car, fuel and driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, professional subscriptions and personal tax and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and executive directors and members of the OC who may become permanently incapacitated.

Service agreements
It is the policy for the Chairman and executive directors to have service agreements providing for one year's notice. It may be necessary on recruitment to offer longer initial periods to new directors from outside BT, or circumstances may make it appropriate to offer a longer fixed term. All the service agreements contain provisions dealing with the removal of a director through poor performance, including in the event of early termination of the contract by BT.

Termination payments
Sir Christopher Bland's contract expires at the conclusion of the AGM in 2007. On termination of his contract by BT before that date, he is entitled to payment of salary and the value of benefits for the period of 12 months from date of termination, or until the conclusion of the company's AGM in 2007, if that period is shorter. Ben Verwaayen's contract entitles him on termination of his contract by BT to payment of £700,000. The contracts of Pierre Danon, Andy Green, Ian Livingston and Paul Reynolds entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier of 12 months from notice of termination or the director obtaining full-time employment.

If the contract of a director (but not the Chairman) is terminated by BT within one year of BT entering into a scheme of arrangement or becoming a subsidiary of another company, he will be entitled to receive the higher of that current year's on-target bonus or the previous year's bonus, the market value of shares awarded under an employee share ownership plan or deferred bonus plan that have not vested, together with a year's salary and the value of any benefits.

The Committee has reviewed contracts taking into account the joint statement of best practice on executive contracts and severance, published in December 2002 by the Association of British Insurers and the National Association of Pension Funds, and other relevant guidelines, and believes contract terms are generally in line with best practice. The clause dealing with termination following BT entering into a scheme of arrangement or becoming a subsidiary of another company will be reviewed for future appointments and in any contract renegotiations.

Outside appointments

The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees. Pierre Danon receives fees of £35,000 per year as a non-executive director of Emap plc and Ian Livingston fees of £35,000 per year as a non-executive director of Hilton Group plc. Pierre Danon has resigned from the Board of Hays plc where he received fees of £45,000 per year.

Non-executive directors' letters of appointment

Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months' notice. At the end of the period the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out on page 53 in the section dealing with corporate governance issues.

The letters of appointment of non-executive directors are terminable on notice by the company without compensation.

Non-executive directors' remuneration

Seven of the directors on the Board are non-executive directors who, in accordance with BT's articles of association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.

The fees paid to non-executive directors were increased with effect from 1 January 2004 to reflect their increasing responsibilities and time commitments. Non-executive directors' fees were last changed five years ago, on 1 January 1999.

The basic fee for non-executive directors is £40,000 per year. An additional fee for membership of Board committees is £5,000 per year, other than for the Pensions Performance Review Group for which no fee is paid. Sir Anthony Greener, Deputy Chairman and senior non-executive director, who also chairs both the *Remuneration Committee* and the *Audit Committee*, receives total fees of £115,000 per year.

To align further the interests of the non-executive directors with those of shareholders, the company's policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.

No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT's bonus or employee share plans and are not members of any of the company pension schemes.

Directors' service agreements and contracts of appointment

The dates on which directors' initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment
Sir Christopher Bland	1 May 2001	Sir Christopher Bland entered into a new service agreement on 29 August 2003 which terminates at the conclusion of the 2007 AGM, terminable on 12 months' notice by either the company or the director before that date.
B Verwaayen	14 January 2002	The agreement was terminable during the first year by the company giving two years' notice and thereafter by notice of not less than one year; terminable by the director on six months' notice ending after the first two years.
P Danon A Green Dr P Reynolds	19 November 2001	The contract is terminable by the company on 12 months' notice and by the director on six months' notice.
I Livingston	8 April 2002	The initial period was for two years. The contract is terminable on 12 months' notice by the company and six months' notice by the director ending at any time after the initial period.
Non-executive directors		
Sir Anthony Greener M van den Bergh L R Hughes	1 October 2000 1 September 2000 1 January 2000	Letters of appointment were for an initial period of three years. Appointments were extended for a further three years and are terminable by the company or the director on three months' notice. The appointments are renewable by mutual agreement.
C Brendish Baroness Jay J Nelson C G Symon	1 September 2002 14 January 2002 14 January 2002 14 January 2002	Letters of appointment are for an initial period of three years and are terminable by the company or the director on three months' notice. The appointments are renewable by mutual agreement.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

Directors' interests

The interests of directors and their families in the company's shares at 31 March 2004 and 1 April 2003, or date of appointment if later, are shown below:

	No. of shares	
Beneficial holdings	**2004**	2003
Sir Christopher Bland[c]	**674,062[b]**	673,876
B Verwaayen[c]	**387,876**	387,876
P Danon[c]	**93,508[b]**	61,228[b]
A Green[c]	**92,351[b]**	85,729[b]
I Livingston[c]	**209,637[b]**	110,444
Dr P Reynolds[c]	**46,823[ab]**	43,223[b]
Sir Anthony Greener	**34,607**	11,167
M van den Bergh	**4,800**	4,800
C Brendish	**23,920**	10,920
L R Hughes	**6,800**	6,800
Baroness Jay	**5,572**	5,572
J Nelson	**50,000**	50,000
C G Symon	**10,069**	10,069
Total	**1,640,025**	1,461,704

[a] During the period from 1 April 2004 to 17 May 2004, Paul Reynolds purchased 144 shares under the BT Group Employee Share Investment Plan.
[b] Includes free shares awarded under the Employee Share Investment Plan and Employee Share Ownership Scheme – details are set out on page 70.
[c] At 31 March 2004, Sir Christopher Bland and each of the executive directors, as potential beneficiaries, had a non-beneficial interest in 30,463,435 shares (2003 – 31,719,402) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes. They each also had a non-beneficial interest in 141,864 shares (2003 – 19,822) held in trust by Halifax Corporate Trustees Limited for participants in the Employee Share Investment Plan.

Performance graph
This graph illustrates, as required by the Directors' Remuneration Report Regulations 2002, the performance of BT Group plc measured by TSR (adjusted for the rights issue and the demerger of BT's mobile business in the 2002 financial year) relative to a broad equity market index over the past five years. The FTSE 100 is considered to be the most appropriate index against which to measure performance for these purposes, as BT has been a constituent of the FTSE 100 throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

BT's total shareholder return (TSR) performance over five financial years to 31 March 2004



1 April 1999 = 100. Source: Datastream

Remuneration Review – this part of the Report on directors' remuneration is subject to audit

Directors' remuneration

Directors' remuneration for the 2004 financial year was as follows:

	Basic salary and fees	Pension allowance net of pension contributions[a]	Total salary and fees	Annual bonus	Expenses allowance	Other benefits excluding pension[d]	Total 2004	Total 2003
	£000	£000	£000	£000	£000	£000	£000	£000
Sir Christopher Bland	500	–	500	–	–	32	532	512
B Verwaayen[ce]	700	110	810	859	250	49	1,968	2,174
P Danon[be]	450	–	450	259	19	22	750	829
A Green[e]	425	–	425	336	–	30	791	761
I Livingston[bef]	450	115	565	325	19	4	913	1,116
Dr P Reynolds[be]	400	–	400	295	19	23	737	732
Sir Anthony Greener	96	–	96	–	–	–	96	90
M van den Bergh	44	–	44	–	–	–	44	40
C Brendish[g]	39	–	39	–	–	–	39	20
L R Hughes	40	–	40	–	–	–	40	37
Baroness Jay	39	–	39	–	–	–	39	35
J Nelson	39	–	39	–	–	–	39	35
C G Symon	40	–	40	–	–	–	40	37
	3,262	225	3,487	2,074	307	160	6,028	6,418

[a] Balance or part of the pension allowance for the 2004 financial year – see ''Pensions'' on pages 65 to 66.
[b] Pierre Danon, Ian Livingston and Paul Reynolds each received a monthly cash allowance in lieu of a company car totalling £18,500 per annum.
[c] Ben Verwaayen is entitled to a housing allowance of £250,000 per annum until 13 January 2005. In the 2004 financial year, £250,000 was paid in respect of that year (2003 – £250,000). These amounts are included in the table above under Expenses allowance.
[d] Includes some or all of the following: company car, fuel and driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, professional subscriptions and personal tax and financial counselling.
[e] Deferred bonuses payable in shares in three years' time, were awarded to Ben Verwaayen £429,500 (2003 – £849,000), Pierre Danon £129,500 (2003 – £169,000), Andy Green £168,000 (2003 – £153,000), Ian Livingston £162,500 (2003 – £169,000) and Paul Reynolds £147,500 (2003 – £144,000). When added to the amounts paid or payable for the 2004 financial year, in the table above, the total remuneration of Ben Verwaayen was £2,397,500 (2003 – £3,023,000); Pierre Danon £879,500 (2003 – £998,000), Andy Green £959,000 (2003 – £914,000); Ian Livingston £1,075,500 (2003 – £1,285,000) and Paul Reynolds £884,500 (2003 – £876,000).
[f] Ian Livingston joined the Board on 8 April 2002.
[g] Clayton Brendish joined the Board on 1 September 2002.
[h] Retirement benefits are accruing to three directors (2003 – three) under defined contribution arrangements and to three directors (2003 – three) under a defined benefit scheme.

The salaries of the Chairman and executive directors remained unchanged during the 2003 and 2004 financial years and, following this year's salary review, the Committee decided there should be no increase from 1 June 2004 in basic salaries.

Sir Christopher Bland was appointed as part-time Chairman on 1 May 2001. His annual salary on appointment was £500,000.

Ben Verwaayen joined the company on 14 January 2002 on an annual salary of £700,000. He became Chief Executive on 1 February 2002.

Pierre Danon, Andy Green and Paul Reynolds joined the Board on 19 November 2001 on salaries of £450,000, £425,000 and £400,000, respectively.

Ian Livingston joined the Board on 8 April 2002 on a salary of £450,000.

Annual bonus awards to executive directors ranged from 58% to 123% of salary in the 2004 financial year (2003: 72% to 121%). These payments are not pensionable.

Former directors

Yve Newbold remains a member of the Community Support Committee for which she received fees of £5,000 in the 2004 financial year. She also received fees of £4,000 as a member of BT's Social Policy Leadership Panel.

Dr Iain Anderson received fees of £12,000 in the 2004 financial year as chairman of the BT Scotland Board. He will retire in June 2004.

Sir Peter Bonfield received, under pre-existing arrangements, a pension of £331,000 payable by the company in the 2004 financial year (2003 – £322,000).

Loans

Prior to the date of their appointment to the Board on 19 November 2001, Pierre Danon and Paul Reynolds each had interest-free loans from the company to assist with relocation of £375,000 and £300,000, respectively. At 31 March 2004, Pierre Danon owed £243,750 (2003 – £281,250) and Paul Reynolds owed £260,000 (2003 – £290,000). During the 2004 financial year, the maximum amount outstanding was £571,250. There are no outstanding loans granted by any member of the BT group to any other of the directors or guarantees provided by any member of the BT group for their benefit.

Pensions

Sir Christopher Bland is not a member of any of the company pension schemes, but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. Company contributions of £9,900 were payable in respect of the 2004 financial year. The earnings cap is a restriction on the amount of pay which can be used to calculate contributions and benefits due to a tax approved pension scheme.

Ben Verwaayen is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 20% of his salary towards pension provision. The company paid £29,700 into his personal pension plan plus a cash payment of £110,300 representing the balance of the pension allowance for the 2004 financial year. BT also provides him with a lump sum death in service benefit of four times his salary.

Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £19,800 into his personal pension plan plus a cash payment of £115,200 representing the balance of the pension allowance for the 2004 financial year. BT also provides him with a lump sum death in service benefit of four times his salary.

Pierre Danon's pension accrues at the rate of one-thirtieth of his final salary for each year of service. In addition, a two-thirds widow's pension would be payable on his death. He is a member of the BT Pension Scheme, but as he is subject to the earnings cap the company has agreed to increase his benefits to the target level by means of a non-approved, unfunded arrangement.

Andy Green is a member of the BT Pension Scheme. From 31 December 1997 the company has been purchasing an additional 203 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow's pension would be payable on his death.

Paul Reynolds is a member of the BT Pension Scheme. From 1 July 1996 the company has been purchasing an additional 109 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow's pension would be payable on his death.

The table below shows the increase in the accrued benefits, including those referred to above, to which each director has become entitled during the year and the transfer value of the increase in accrued benefit:

	Accrued pension		Transfer value of accrued benefits		Change in transfer value c-d less directors' contributions	Additional accrued benefits earned in the year	Transfer value of increase in accrued benefits less directors' contributions
	2004 £000 [a]	2003 £000 [b]	2004 £000 [c]	2003 £000 [d]	2004 £000	2004 £000 [e]	2004 £000 [f]
P Danon	52	37	519	286	218	14	125
A Green	117	109	1,553	1,103	424	6	48
P Reynolds	116	110	1,405	1,014	367	4	21

[a-d] As required by the Companies Act 1985 Schedule 7A.
[a-b] These amounts represent the deferred pension to which the directors would have been entitled had they left the company on 31 March 2003 and 2004, respectively.
[c] Transfer value of the deferred pension in column (a) as at 31 March 2004 calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and excludes directors' contributions. The transfer value represents a liability of the company rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.
[d] The equivalent transfer value but calculated as at 31 March 2003 on the assumption that the director left service at that date.
[e] The increase in pension built up during the year, net of inflation.
[f] The transfer value of the pension in column (e), less directors' contributions.
[g] Directors' contributions in the 2004 financial year were as follows: Pierre Danon, £14,850 (2003 – £14,580); Andy Green, £25,500 (2003 – £25,500); and Paul Reynolds, £24,000 (2003 – £24,000).

Share options held at 31 March 2004

	Number of shares under option				Option exercise price per share	Usual date from which exercisable	Usual expiry date
	1 April 2003	Granted	Lapsed	31 March 2004			
Sir Christopher Bland	314,244[a]			314,244	318p	01/05/04	01/05/11
B Verwaayen	1,121,121[b]	–	–	1,121,121	250p	11/02/05	11/02/12
	935,830[c]	–	–	935,830	187p	29/07/05	29/07/12
	561,500[d]	–	–	561,500	187p	29/07/05	29/07/12
		1,052,632[e]	–	1,052,632	199.5p	24/06/06	24/06/13
	2,618,451	1,052,632		3,671,083			
P Danon	601,610[c]	–	–	601,610	187p	29/07/05	29/07/12
	360,970[d]	–	–	360,970	187p	29/07/05	29/07/12
	–	676,692[e]	–	676,692	199.5p	24/06/06	24/06/13
	962,580	676,692		1,639,272			
A Green	2,905[f]	–	–	2,905	255p	14/08/05	13/02/06
	568,190[c]	–	–	568,190	187p	29/07/05	29/07/12
	340,910[d]	–	–	340,910	187p	29/07/05	29/07/12
		639,098[e]	–	639,098	199.5p	24/06/06	24/06/13
	912,005	639,098		1,551,103			
I Livingston	7,290[f]	–	–	7,290	227p	14/08/07	13/02/08
	601,610[c]	–	–	601,610	187p	29/07/05	29/07/12
	360,970[d]	–	–	360,970	187p	29/07/05	29/07/12
	–	676,692[e]	–	676,692	199.5p	24/06/06	24/06/13
	969,870	676,692	–	1,646,562			
Dr P Reynolds	4,555[g]	–	–	4,555	218p	14/02/07	13/08/07
	534,760[c]	–	–	534,760	187p	29/07/05	29/07/12
	320,860[d]	–	–	320,860	187p	29/07/05	29/07/12
	–	601,504[e]	–	601,504	199.5p	24/06/06	24/06/13
	860,175	601,504	–	1,461,679			
Total	6,637,325	3,646,618	–	10,283,943			

All of the above options were granted for nil consideration. No options were exercised during the year.

[a] Options granted under the GSOP on 22 June 2001. The option is not subject to a performance measure. It was a term of Sir Christopher Bland's initial service contract that (i) he purchased BT shares to the value of at least £1 million; and (ii) as soon as practicable after the purchase of the shares ('invested shares'), the company would grant a share option over shares to the value of at least £1 million. Sir Christopher Bland was the legal and beneficial owner of the invested shares on 1 May 2004, so the option became exercisable on that date.

[b] Options granted under the GSOP on 11 February 2002. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. BT's TSR must be in the upper quartile for all of the options to become exercisable. At median, 40% of the options will be exercisable. Below that point, none of the options may be exercised.

[c] Options granted under the GSOP on 29 July 2002. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. Details are set out on page 60.

[d] Options granted under the GSOP on 29 July 2002. The exercise of options is subject to a performance measure being met. The performance measure is earnings per share. Details are set out on page 60.

[e] Options granted under the GSOP on 24 June 2003. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. Details are set out on page 60.

[f] Options granted on 24 June 2002 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.

[g] Options granted on 21 December 2001 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.

[h] Details of the GSOP and performance conditions are set out on pages 59 and 60.

The market price of the shares at 31 March 2004 was 177p (2003 – 157p) and the range during the 2004 financial year was 162p – 206.75p.

There were no unrealised gains on the above share options at 31 March 2004 (2003 – nil), based on the share price of the shares at that date.

Share awards under long-term incentive schemes held at 31 March 2004

Details of the company's ordinary shares provisionally awarded to directors, as participants under the ESP, ISP and RSP are as follows:

	1 April 2003	Awarded	Vested	Lapsed	Dividends re-invested	Total number of award shares 31 March 2004	Expected vesting date	Market Price at grant [h]	Market Price at vesting	Monetary value of vested award £000
Sir Christopher Bland										
ISP 2001	318,308	–	–	331,488[d]	13,180	**–**	–	267.912p	–	–
RSP 2003	–	274,725[a]	–	–	11,375	**286,100**	–[a]	182p	–	–
B Verwaayen										
RSP 2001	799,754	–	–	–	33,115	**832,869**	10/01/05	257.814p	–	–
P Danon										
RSP 2000	53,253	–	54,474[b]	–	1,221	**–**	–	267.912p	185p	101
ISP 2000	99,850	–	–	99,850[c]	–	**–**	–	267.912p	–	–
ISP 2001	179,047	–	–	186,460[d]	7,413	**–**	–	267.912p	–	–
A Green										
ESP 1998	38,095	–	–	38,095[e]	–	**–**	–	267.912p	–	–
ESP 1999	38,710	–	–	40,032[f]	1,322	**–**	–	267.912p	–	–
ISP 2000	85,292	–	–	85,292[c]	–	**–**	–	267.912p	–	–
ISP 2001	179,047	–	–	186,460[d]	7,413	**–**	–	267.912p	–	–
I Livingston										
RSP 2002	505,081	–	168,360[g]	–	13,943	**350,664**	05/04/05	273.5p	185p	311
RSP 2002	113,012	–	–	–	4,679	**117,691**	20/05/05	202.0p		
Dr P Reynolds										
ESP 1998	11,626	–	–	11,626[e]	–	**–**	–	267.912p	–	–
ESP 1999	11,605	–	–	11,999[f]	394	**–**	–	267.912p	–	–
ISP 2000	48,111	–	–	48,111[c]	–	**–**	–	267.912p	–	–
ISP 2001	148,012	–	–	154,140[d]	6,128	**–**	–	267.912p	–	–
Former directors										
Sir Peter Bonfield[i]										
ESP 1998	112,579	–	–	112,579[e]	–	**–**	–	267.912p	–	–
ESP 1999	100,239	–	–	103,666[f]	3,427	**–**	–	267.912p	–	–
ISP 2000	272,947	–	–	272,947[c]	–	**–**	–	267.912p	–	–
ISP 2001	522,025	–	–	543,641[d]	21,616	**–**	–	267.912p	–	–
R Brace[j]										
ESP 1998	57,149	–	–	57,149[e]	–	**–**	–	267.912p	–	–
B Cockburn[j]										
ESP 1998	77,935	–	–	77,935[e]	–	**–**	–	267.912p	–	–
ESP 1999	68,432	–	–	70,771[f]	2,339	**–**	–	267.912p	–	–

[a] An award under the RSP was made to Sir Christopher Bland on 1 September 2003 with an initial value of £500,000.

[b] The award will vest, subject to continued employment, at the conclusion of the 2007 AGM.

[c] The final tranche of the RSP award granted on 4 October 2000, vested on 6 October 2003.

[d] The ISP 2000 performance measurement period ended on 31 March 2003. At that time, BT's position was at 85th position. As a consequence, all awards lapsed.

[e] The ISP 2001 performance measurement period ended on 31 March 2004. At that time, BT's position was at 83rd position. As a consequence, all awards lapsed.

[f] The ESP 1998 performance measurement period ended on 31 March 2003. At that time, BT's position was at 83rd position. As a consequence, all awards have lapsed.

[g] The ESP 1999 performance measurement period ended on 31 March 2004. At that time, BT's position was at 90th position. As a consequence, all awards have lapsed.

[h] The first tranche of the RSP award granted on 30 May 2002 vested on 27 May 2003. The second and third tranches will vest on the second and third anniversaries of Ian Livingston joining BT.

[i] Adjusted for the demerger of BT's wireless business in November 2001.

[j] Under the terms of his agreement, the awards granted to Sir Peter Bonfield were preserved on his leaving the company until the normal vesting date.

The awards granted to Bill Cockburn and Robert Brace were preserved at the discretion of the Remuneration Committee on their leaving until their normal vesting date.

[k] Details of the ISP, ESP and RSP and any relevant performance conditions are set out on page 60.

Vesting of outstanding share awards and options
Details of options granted under the GSOP and awards of shares under the ESP and ISP which would have vested based on BT Group's TSR compared with the other companies in the FTSE 100 for the relevant performance period up to 31 March 2004 are as follows:

| | | 31 March 2004 | | 31 March 2003 | |
	Expected vesting date	TSR position	Percentage of shares vesting	TSR position	Percentage of shares vesting
ESP 1999[a]	31/03/04	90	–	87	–
ISP 2001[b]	31/03/04	83	–	73	–
GSOP 2002	29/07/05	77	–	61	–
GSOP 2003	24/06/06	93	–	–	–

[a] The ESP 1999 performance measurement period ended on 31 March 2004. At that time, BT's position was at 90th position. As a consequence, all awards have lapsed.
[b] The ISP 2001 performance measurement period ended on 31 March 2004. At that time, BT's position was at 83rd position. As a consequence, all awards lapsed.

Options granted to executive directors under the GSOP during the 2003 financial year as an additional incentive, whose exercise is subject to a 35% compound annual growth in earnings per share, before goodwill amortisation and exceptional items, being achieved over three years (equivalent to 22p per share at the end of the 2005 financial year), are not included in the above table, but are included in the table on page 67. Earnings per share, before goodwill amortisation and exceptional items, for the 2004 financial year are 16.9p per share (2003 – 14.2p). The compound annual growth in earnings per share over the 2003 and 2004 financial years was 38.6%.

Deferred Bonus Plan awards at 31 March 2004
The following deferred bonuses have been awarded to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

	1 April 2003	Awarded	Vested	Dividends re-invested	Total number of award shares 31 March 2004	Expected vesting date	Market Price at grant	Market Price at vesting	Monetary value of vested award £000
B Verwaayen	76,996	–	–	3,187	80,183	01/08/05	202.0p	–	–
	–	425,614[c]	–	17,624	443,238	01/08/06	199.5p	–	–
P Danon	22,292	–	–	762	23,054	01/08/04	267.912p	–	–
	75,983	–	–	3,146	79,129	01/08/05	202.0p	–	–
	–	84,586[c]	–	3,502	88,088	01/08/06	199.5p	–	–
A Green	10,924	–	10,924[ad]	–	–	–	267.912p	197.215p	22
	45,179	–	–	1,544	46,723	01/08/04	267.912p	–	–
	50,654	–	–	2,097	52,751	01/08/05	202.0p	–	–
	–	76,803[c]	–	3,180	79,983	01/08/06	199.5p	–	–
I Livingston	–	84,586[c]	–	3,502	88,088	01/08/06	199.5p	–	–
Dr P Reynolds	4,419	–	4,419[ad]	–	–	–	267.912p	197.215p	9
	32,813	–	–	1,121	33,934	01/08/04	267.912p	–	–
	45,590	–	–	1,886	47,476	01/08/05	202.0p	–	–
	–	72,285[c]	–	2,992	75,277	01/08/06	199.5p	–	–
Former director[b]									
Sir Peter Bonfield	86,725	–	86,725[ad]	–	–	–	267.912p	197.215p	171
	152,502	–	–	5,216	157,718	01/08/04	267.912p	–	–

[a] Andy Green, Paul Reynolds and Sir Peter Bonfield received 70p per share on their awards vesting as compensation for the difference between the price of a BT share at the date of vesting and the demerger when the awards should have vested. The Remuneration Committee determined that the awards should continue until their normal vesting date and that participants should be compensated if there was a subsequent fall in the share price.
[b] Under the terms of his service agreement, the awards granted to Sir Peter Bonfield were preserved on his leaving until the normal vesting date.
[c] Awards granted on 24 June 2003.
[d] Awards granted on 2 August 2000, vested on 4 August 2003.
[e] Details of the DBP are set out on page 59.

Share awards under all-employee share ownership plans at 31 March 2004

	1 April 2003	Awarded	Vested	Total number of award shares 31 March 2004	Expected vesting date
Sir Christopher Bland					
ESIP 2003	–	186[a]	–	186	05/08/08
P Danon					
ESIP 2002	130	–	–	130	14/08/07
ESIP 2003	–	186[a]	–	186	05/08/08
	130	186	–	316	
A Green					
ESOS 2000	85	–	85[b]	–	17/08/03
ESOS 2001	66	–	–	66	30/07/04
ESIP 2002	130	–	–	130	14/08/07
ESIP 2003	–	186[a]	–	186	05/08/08
	281	186	85	382	
P Reynolds					
ESOS 2000	85	–	85[b]	–	17/08/03
ESOS 2001	66	–	–	66	30/07/04
ESIP 2002	130	–	–	130	14/08/07
ESIP 2003	–	186[a]	–	186	05/08/08
	281	186	85	382	

[a] Awards granted under the BT Group Employee Share Investment Plan on 14 August 2003. On that date the market price of a BT Group share was 194p.
[b] Awards granted under the BT Employee Share Ownership Scheme on 17 August 2000 vested on 17 August 2003. On 18 August 2003, the first dealing day after that date, the market price of a BT Group share was 191p. The market price on the date of award was 812p.

Operating Committee
The aggregate remuneration of members of the Operating Committee (OC), other than directors, for services in all capacities during the 2004 financial year was as follows:

	2004 £000	2003 £000
Salaries and benefits	296	275
Annual bonuses	198	201
Provision for long-term incentive awards	268	327
Company pension contributions	34	32
Total	**796**	835

Of the six members of the OC, five are members of the Board.

No options were granted under the BT Group Employee Sharesave Scheme to OC members, other than directors, during the 2004 financial year (2003 – Nil).

The members of the OC beneficially own less than 1% of the company's outstanding ordinary shares.

By order of the Board

Sir Anthony Greener
Deputy Chairman and Chairman of Remuneration Committee
19 May 2004

Statement of directors' responsibility
for preparing the financial statements

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.

The directors consider that, in preparing the financial statements for the year ended 31 March 2004, on pages 74 to 134 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The auditors' responsibilities are stated in their report to the shareholders.

Report of the independent auditors

United Kingdom Opinion
**Independent auditors' report to the shareholders of
BT Group plc**
We have audited the financial statements which comprise the
group profit and loss account, group and company balance
sheets, group cash flow statement, group statement of total
recognised gains and losses and the related notes which have
been prepared under the historical cost convention and the
accounting policies set out in the Accounting Policies section.
We have also audited the disclosures required by Part 3 of
Schedule 7A to the Companies Act 1985 contained in the
directors' remuneration report (''the audited part'').

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report
and the financial statements in accordance with applicable
United Kingdom law and accounting standards are set out in the
statement of directors' responsibilities. The directors are also
responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements
and the audited part of the directors' remuneration report in
accordance with relevant legal and regulatory requirements
and United Kingdom Auditing Standards issued by the
Auditing Practices Board. This report, including the opinion,
has been prepared for and only for the company's members
as a body in accordance with Section 235 of the Companies
Act 1985 and for no other purpose. We do not, in giving this
opinion, accept or assume responsibility for any other
purpose or to any other person to whom this report is shown
or into whose hands it may come save where expressly
agreed by our prior consent in writing.

We report to you our opinion as to whether the financial
statements give a true and fair view and whether the financial
statements and the audited part of the directors'
remuneration report have been properly prepared in
accordance with the Companies Act 1985. We also report to
you if, in our opinion, the directors' report is not consistent
with the financial statements, if the company has not kept
proper accounting records, if we have not received all the
information and explanations we require for our audit, or if
information specified by law regarding directors'
remuneration and transactions is not disclosed.

We read the other information contained in the Annual
Report and Form 20-F and consider the implications for our
report if we become aware of any apparent misstatements or
material inconsistencies with the financial statements. The
other information comprises only those sections set out in the
table of contents including Financial headlines, Chairman's
message, Chief Executive's statement, Operating and

financial review, Report of the directors, Corporate
governance and Risk factors.

We review whether the corporate governance statement
reflects the company's compliance with the seven provisions
of the Combined Code issued in June 1998 specified for our
review by the Listing Rules of the Financial Services
Authority, and we report if it does not. We are not required
to consider whether the board's statements on internal
control cover all risks and controls, or to form an opinion on
the effectiveness of the company's or group's corporate
governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing
standards issued by the Auditing Practices Board. An audit
includes examination, on a test basis, of evidence relevant to
the amounts and disclosures in the financial statements and
the audited part of the directors' remuneration report. It also
includes an assessment of the significant estimates and
judgements made by the directors in the preparation of the
financial statements, and of whether the accounting policies
are appropriate to the company's circumstances, consistently
applied and adequately disclosed.

We planned and performed our audit so as to obtain all
the information and explanations which we considered
necessary in order to provide us with sufficient evidence to
give reasonable assurance that the financial statements and
the audited part of the directors' remuneration report are
free from material misstatement, whether caused by fraud or
other irregularity or error. In forming our opinion we also
evaluated the overall adequacy of the presentation of
information in the financial statements.

Opinion
In our opinion: the financial statements give a true and fair
view of the state of affairs of the company and the group at
31 March 2004 and of the profit and cash flows of the group
for the year then ended; the financial statements have been
properly prepared in accordance with the Companies Act
1985; and those parts of the directors' remuneration report
required by Part 3 of Schedule 7A to the Companies Act
1985 have been properly prepared in accordance with the
Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
19 May 2004

United States Opinion
**To the board of directors and shareholders of
BT Group plc**
In our opinion, the accompanying group profit and loss
account, group balance sheet, group cash flow statement,
group statement of total recognised gains and losses and the
related notes present fairly, in all material respects, the
financial position of BT Group plc and its subsidiaries at 31
March 2004 and 2003, and the results of their operations
and their cash flows for each of the three years in the period
ended 31 March 2004, in conformity with accounting
principles generally accepted in the United Kingdom. These
financial statements are the responsibility of the group's
management; our responsibility is to express an opinion on
these financial statements based on our audits. We
conducted our audits of these statements in accordance with
auditing standards generally accepted in the United States of
America, which require that we plan and perform the audit to
obtain reasonable assurance about whether the financial

statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements,
assessing the accounting principles used and significant
estimates made by management, and evaluating the overall
financial statement presentation. We believe that our audits
provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United
Kingdom vary in certain important respects from accounting
principles generally accepted in the United States of America.
Information relating to the nature and effect of such
differences is presented in the United States Generally
Accepted Accounting Principles section.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
19 May 2004

Consolidated financial statements

The consolidated financial statements are divided into the following sections:

Accounting policies

i   Basis of preparation of the financial statements
The financial statements are prepared under
the historical cost convention and in accordance with
applicable accounting standards and the provisions
of the Companies Act 1985. The group financial
statements consolidate those of the company and
all of its subsidiary undertakings. Where the financial
statements of subsidiary undertakings, associates
and joint ventures do not conform with the group's
accounting policies, appropriate adjustments are made
on consolidation in order to present the group financial
statements on a consistent basis. The principal
subsidiary undertakings' financial years are all
coterminous with those of the company.

The preparation of financial statements requires
management to make estimates and assumptions
that affect the reported amounts of assets and
liabilities and disclosure of contingent assets and
liabilities at the date of the financial statements and
the reported amounts of income and expenditure
during the reporting period. Actual results could differ
from those estimates. Estimates are used principally
when accounting for interconnect income, provision
for doubtful debts, payments to telecommunication
operators, long-term contracts, depreciation, goodwill
amortisation and impairment, employee pension
schemes, provisions for liabilities and charges and
taxes.

ii   Turnover
Group turnover net of discounts, which excludes value
added tax and other sales taxes, comprises the value
of services provided and equipment sales by group
undertakings, excluding those between them.

Total turnover is group turnover together with
the group's share of its associates' and joint ventures'
turnover, excluding the group's share of transactions
between the group and its principal joint venture,
Concert BV in the 2002 financial year.

Turnover from calls is recognised in the group
profit and loss account at the time the call is made
over the group's networks. Turnover from rentals is
recognised evenly over the period to which the charges
relate. Turnover from equipment sales is recognised
at the point of sale. Prepaid call card sales are deferred
until the customer uses the stored value in the card
to pay for the relevant calls. Turnover arising from
the provision of other services, including maintenance
contracts, is recognised evenly over the periods in
which the service is provided to the customer.
Turnover from installation and connection activities is
recognised in the period in which its is earned.
Turnover from long term contracts is recognised
throughout the duration of the contract, to the extent
that the outcome of the contract can be assessed with
reasonable certainty and in accordance with the stage
of completion of contractual obligations. Turnover
from classified directories, mainly comprising
advertising revenue, is recognised in the group profit
and loss account upon completion of delivery.

iii   Research and development
Expenditure on research and development is written
off as incurred.

iv   Leases
Assets held under finance leases are capitalised and
depreciated over their useful lives. The capital element
of future obligations under finance leases are
recognised as liabilities. The interest element of rental
obligations are charged over the period of the finance
lease and represent a constant proportion of the
balance of capital repayments outstanding.

Operating lease rentals are charged against
the profit and loss account on a straight-line basis over
the lease period except where the contractual payment
terms are considered to be a more systematic and
appropriate basis.

v   Interest
Interest payable, including that related to financing
the construction of tangible fixed assets, is written off
as incurred. Discounts or premiums and expenses on
the issue of debt securities are amortised over
the term of the related security and included within
interest payable. Premiums payable on early
redemptions of debt securities, in lieu of future interest
costs, are written off when paid.

vi   Foreign currencies
On consolidation, assets and liabilities of foreign
undertakings are translated into sterling at year end
exchange rates. The results of foreign undertakings are
translated into sterling at average rates of exchange
for the year.

Exchange differences arising from the retranslation
at year end exchange rates of the net investment in
foreign undertakings, less exchange differences on
borrowings which finance or provide a hedge against
those undertakings, are taken to reserves and are
reported in the statement of total recognised gains
and losses.

All other exchange gains or losses are dealt with
through the profit and loss account.

vii   Intangibles
(a)   Goodwill
Goodwill, arising from the purchase of subsidiary
undertakings and interests in associates and joint
ventures, represents the excess of the fair value
of the purchase consideration over the fair value
of the net assets acquired.

For acquisitions completed on or after 1 April
1998, the goodwill arising is capitalised as an
intangible asset or, if arising in respect of an associate
or joint venture, recorded as part of the related
investment. Goodwill is amortised on a straight line
basis from the time of acquisition over its useful
economic life. The economic life is normally presumed
to be a maximum of 20 years.

For acquisitions on or before 31 March 1998,
the goodwill is written off on acquisition against
group reserves.

If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

(b) Other intangibles
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the latter of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

viii Tangible fixed assets
Tangible fixed assets are stated at historical cost less depreciation.

(a) Cost
Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

(b) Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to other significant tangible fixed assets are:

Freehold buildings –	40 years
Leasehold land and buildings –	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:	
duct –	25 years
cable –	3 to 25 years
radio and repeater equipment –	2 to 25 years
Exchange equipment –	2 to 13 years
Computers and office equipment –	2 to 6 years
Payphones, other network equipment, motor vehicles and cableships –	2 to 20 years
Software –	2 to 5 years

ix   Fixed asset investments
Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off. Amounts denominated in foreign currency are translated into sterling at year end exchange rates.

Investments in associates and joint ventures are stated in the group balance sheet at the group's share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.

The group's share of profits less losses of associates and joint ventures is included in the group profit and loss account.

Investments in other participating interests and other investments are stated at cost less amounts written off.

x   Asset impairment
Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.

An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

xi   Stocks
Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses.

xii   Debtors
Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

xiii   Redundancy costs
Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.

If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds any total accounting surplus based on the latest actuarial valuation of the group's pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated cost is charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

xiv   Pension schemes
The group operates a funded defined benefit pension scheme, which is independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the company's actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in xiii above.

Interest is accounted for on the provision or prepayment in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs. The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

xv Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings. The deferred tax balances are not discounted.

xvi Financial instruments

(a) Debt instruments

Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount evenly over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

(b) Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

Criteria to qualify for hedge accounting

The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments

Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.

Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.

The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.

The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.

Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

Group profit and loss account
for the year ended 31 March 2004

	Notes	Continuing activities Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total £m
Total turnover	2	18,914	–	**18,914**
Group's share of joint ventures' turnover	3	(352)	–	**(352)**
Group's share of associates' turnover	3	(43)	–	**(43)**
Group turnover	2	18,519	–	**18,519**
Other operating income	4	177	–	**177**
Operating costs	5	(15,804)	(19)	**(15,823)**
Group operating profit (loss)		2,892	(19)	**2,873**
Group's share of operating loss of joint ventures	6	(12)	(26)	**(38)**
Group's share of operating profit of associates	6	4	–	**4**
Total operating profit (loss)		2,884	(45)	**2,839**
Profit on sale of fixed asset investments	7	4	34	**38**
Loss on sale of group undertakings	7	–	(2)	**(2)**
Profit on sale of property fixed assets		14	–	**14**
Interest receivable	10	264	34	**298**
Interest payable	11	(1,150)	(89)	**(1,239)**
Profit (loss) on ordinary activities before taxation		2,016	(68)	**1,948**
Tax on profit (loss) on ordinary activities	12	(568)	29	**(539)**
Profit (loss) on ordinary activities after taxation		1,448	(39)	**1,409**
Minority interests	13	8	–	**8**
Profit (loss) for the financial year		1,456	(39)	**1,417**
Dividends	14			**(732)**
Retained profit for the financial year	28			**685**
Basic earnings per share	15	16.9p		**16.4p**
Diluted earnings per share	15	16.8p		**16.3p**

Group profit and loss account
for the year ended 31 March 2003

	Notes	Continuing activities		Total £m
		Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	
Total turnover	2	20,182	–	**20,182**
Group's share of joint ventures' turnover	3	(425)	–	**(425)**
Group's share of associates' turnover	3	(1,030)	–	**(1,030)**
Group turnover	2	18,727	–	**18,727**
Other operating income	4	215	–	**215**
Operating costs	5	(16,152)	(218)	**(16,370)**
Group operating profit (loss)		2,790	(218)	**2,572**
Group's share of operating profit (loss) of joint ventures	6	(31)	150	**119**
Group's share of operating profit (loss) of associates	6	212	(2)	**210**
Total operating profit (loss)		2,971	(70)	**2,901**
Profit on sale of fixed asset investments	7	–	1,700	**1,700**
Loss on sale of group undertakings	7	–	(9)	**(9)**
Profit on sale of property fixed assets		11	–	**11**
Interest receivable	10	195	–	**195**
Amounts written off investments	9	(7)	–	**(7)**
Interest payable	11	(1,341)	(293)	**(1,634)**
Profit on ordinary activities before taxation		1,829	1,328	**3,157**
Tax on profit on ordinary activities	12	(598)	139	**(459)**
Profit on ordinary activities after taxation		1,231	1,467	**2,698**
Minority interests	13	(5)	(7)	**(12)**
Profit for the financial year		1,226	1,460	**2,686**
Dividends	14			**(560)**
Retained profit for the financial year	28			**2,126**
Basic earnings per share	15	14.2p		**31.2p**
Diluted earnings per share	15	14.1p		**31.0p**

Group profit and loss account
for the year ended 31 March 2002

		Continuing activities				
	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total continuing activities £m	Discontinued activities and intra-group items £m	Total £m
Total turnover	2	21,815	–	**21,815**	2,827	**24,642**
Group's share of joint ventures' turnover	3	(2,752)	–	**(2,752)**	(76)	**(2,828)**
Group's share of associates' turnover	3	(1,297)	–	**(1,297)**	(639)	**(1,936)**
Trading between group and principal joint venture	3	681	–	**681**	–	**681**
Group turnover	2	18,447	–	**18,447**	2,112	**20,559**
Other operating income	4	361	–	**361**	1	**362**
Operating costs	5	(16,037)	(2,817)	**(18,854)**	(2,546)	**(21,400)**
Group operating profit (loss)		2,771	(2,817)	**(46)**	(433)	**(479)**
Group's share of operating profit (loss) of joint ventures	6	(323)	(1,160)	**(1,483)**	19	**(1,464)**
Group's share of operating profit (loss) of associates	6	215	(175)	**40**	43	**83**
Total operating profit (loss)		2,663	(4,152)	**(1,489)**	(371)	**(1,860)**
Profit on sale of fixed asset investments	7	–	169	**169**	3,208	**3,377**
Profit (loss) on sale of group undertakings	7	–	(148)	**(148)**	1,160	**1,012**
Profit on sale of property fixed assets	8	27	1,062	**1,089**	–	**1,089**
Interest receivable	10	360	–	**360**	–	**360**
Amounts written off investments	9	–	(535)	**(535)**	–	**(535)**
Interest payable	11	(1,777)	(162)	**(1,939)**	(43)	**(1,982)**
Profit (loss) on ordinary activities before taxation		1,273	(3,766)	**(2,493)**	3,954	**1,461**
Tax on profit (loss) on ordinary activities	12	(528)	143	**(385)**	(58)	**(443)**
Profit (loss) on ordinary activities after taxation		745	(3,623)	**(2,878)**	3,896	**1,018**
Minority interests	13	(10)	–	**(10)**	(13)	**(23)**
Profit (loss) for the financial year		735	(3,623)	**(2,888)**	3,883	**995**
Dividends (see note below)	14					**(173)**
Retained profit for the financial year	28					**822**
Basic earnings (loss) per share	15	8.8p		**(34.8)p**		**12.0p**
Diluted earnings (loss) per share	15	8.8p		**(34.8)p**		**11.9p**

In addition to the final dividend for the year of £173 million there was a demerger distribution of £19,490 million, representing the net assets of mmO$_2$ (including purchased goodwill) as at the date of demerger. Of the demerger distribution, £9 million represents a cash dividend paid by British Telecommunications plc to mmO$_2$ plc as part of the demerger process.

Group statement of total recognised gains and losses
for the year ended 31 March 2004

	2004 £m	2003 £m	2002 £m
Profit (loss) for the financial year:			
Group	1,468	2,483	2,580
Joint ventures	(54)	103	(1,524)
Associates	3	100	(61)
Total profit for the financial year	1,417	2,686	995
Currency movements arising on consolidation of non-UK:			
Subsidiaries	(87)	(2)	(14)
Joint ventures	(1)	5	(46)
Associates	(1)	2	45
Unrealised gain on transfer of assets and group undertakings to a joint venture	–	–	5
Total recognised gains and losses for the financial year	**1,328**	**2,691**	**985**

Group cash flow statement
for the year ended 31 March 2004

	Notes	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities	16	**5,389**	6,023	5,257
Dividends from associates and joint ventures		**3**	6	2
Returns on investments and servicing of finance				
Interest received		**673**	231	309
Interest paid, including finance costs		**(1,200)**	(1,737)	(2,004)
Net cash outflow for returns on investments and servicing of finance		**(527)**	(1,506)	(1,695)
Taxation				
UK corporation tax paid		**(305)**	(425)	(557)
Non-UK tax paid		**(12)**	(9)	(5)
Taxation paid		**(317)**	(434)	(562)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2,684)**	(2,580)	(4,069)
Sale of tangible fixed assets		**76**	94	2,645
Purchase of fixed asset investments		**(1)**	(1)	(37)
Disposal of fixed asset investments		**132**	106	107
Net cash outflow for capital expenditure and financial investment		**(2,477)**	(2,381)	(1,354)
Free cash flow before acquisitions, disposals and dividends		**2,071**	1,708	1,648
Acquisitions and disposals				
Purchase of subsidiary undertakings, net of £1m cash acquired (2003 – £13m, 2002 – £nil)		**(32)**	56	(896)
Investments in joint ventures		**(29)**	(133)	(235)
Disposal of subsidiary undertakings, net of £nil cash disposed (2003 – £nil, 2002 – £28m)		**–**	3	1,959
Sale of investments in joint ventures and associates		**1**	2,916	4,957
Net cash (outflow) inflow for acquisitions and disposals		**(60)**	2,842	5,785
Equity dividends paid		**(645)**	(367)	–
Cash inflow before management of liquid resources and financing		**1,366**	4,183	7,433
Management of liquid resources	17	**1,123**	(1,729)	(1,864)
Financing				
Issue of ordinary share capital		**–**	42	6,057
Repurchase of ordinary share capital		**(144)**	–	–
Inflow on demerger of mmO$_2$	19	**–**	–	440
New loans		**1,326**	20	30
Repayment of loans		**(3,627)**	(2,471)	(1,851)
Net decrease in short-term borrowings		**–**	(64)	(10,155)
Net cash outflow from financing		**(2,445)**	(2,473)	(5,479)
Increase (decrease) in cash in the year		**44**	(19)	90
Decrease in net debt in the year resulting from cash flows	19	**1,222**	4,225	13,930

Group balance sheet
as at 31 March 2004

	Notes	2004 £m	2003 £m
Fixed assets			
Intangible assets	20	204	218
Tangible assets	21	15,487	15,888
Investments in joint ventures:	22		
Share of gross assets and goodwill		496	741
Share of gross liabilities		(399)	(610)
Total investments in joint ventures		97	131
Investments in associates	22	24	27
Other investments	22	256	397
Total investments	22	377	555
Total fixed assets		**16,068**	**16,661**
Current assets			
Stocks		89	82
Debtors:			
Falling due within one year		4,017	4,413
Falling due after more than one year		1,172	630
Total debtors	23	5,189	5,043
Investments	24	5,163	6,340
Cash at bank and in hand		109	91
Total current assets		10,550	11,556
Creditors: amounts falling due within one year			
Loans and other borrowings	25	1,271	2,548
Other creditors	26	7,277	7,132
Total creditors: amounts falling due within one year		8,548	9,680
Net current assets		2,002	1,876
Total assets less current liabilities		18,070	18,537
Creditors: amounts falling due after more than one year			
Loans and other borrowings	25	12,426	13,456
Provisions for liabilities and charges			
Deferred taxation	27	2,191	2,017
Other	27	313	359
Total provisions for liabilities and charges		2,504	2,376
Minority interests		46	63
Capital and reserves			
Called up share capital	28, 37	432	434
Share premium account	28	2	2
Capital redemption reserve	28	2	–
Other reserves	28	998	998
Profit and loss account	28	1,660	1,208
Total equity shareholders' funds	28	3,094	2,642
		18,070	18,537

The financial statements on pages 74 to 134 were approved by the board of directors on 19 May 2004 and were signed on its behalf by

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Ian Livingston
Group Finance Director

Notes to the financial statements

1. Changes in accounting policy and presentation and discontinued activities
(a) Changes in accounting policy and presentation
There have been no changes to accounting policies in the 2004 financial year. A small number of changes in the presentation of the notes to the financial statements have been made and comparative figures have been restated accordingly as explained in the notes where material.

(b) Discontinued activities
On 1 June 2001, BT disposed of its interests in Japan Telecom and J-Phone Communications and, on 29 June 2001, its interest in Airtel. On 22 June 2001, BT sold Yell, its classified advertising directory businesses in the UK and the USA. These activities, together with mmO_2 which was demerged on 19 November 2001, are shown as discontinued operations in the profit and loss accounts. The eliminations are intra-group eliminations. The interest charge allocated to mmO_2 up to the date of the demerger has been calculated assuming that mmO_2's net debt at the date of the demerger of £500 million, had been in existence for the whole of the period, and had been bearing an interest charge of 8% per annum.

The interest charge allocated to Yell up to the date of disposal represents amounts payable on intercompany loans charged at an arm's length rate of interest. The taxation charge allocated to discontinued activities, up to the date of demerger or disposal, represents amounts charged to these entities before recognising credit for group relief surrendered to entities within continuing activities.

2. Segmental analysis
The group provides telecommunication services, principally in the UK, and essentially operates as a unitary business. Its main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers' premises.

The turnover of each line of business is derived as follows:

- BT Retail derives its turnover from the supply of exchange lines and from the calls made over these lines, the provision of ICT products and services, the leasing of private circuits and other private services, the sale and rental of customer premises equipment to the group's UK customers and other lines of business and from its narrowband and broadband internet access products.
- BT Wholesale derives its turnover from providing network services to other BT lines of business, and from interconnecting the group's UK network to other operators.
- BT Global Services mainly generates its turnover from the provision of ICT products and services, outsourcing and systems integration work and from the fixed network operations of the group's European subsidiaries. The business also derives revenues from providing web hosting facilities to end customers and through BT lines of business.

Segmented information on the lines of business is given below for the years ended 31 March 2004, 31 March 2003 and 31 March 2002 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).

There is extensive trading between the lines of business and profitability is dependent on the transfer price levels. These intra-group trading arrangements and operating assets are subject to periodic review and have changed in some instances. In addition, the group moved management responsibility of BT Openworld to BT Retail. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

| | Turnover | | | | Operating profit (loss) of | |
| | External £m | Internal £m | Group total £m | Depreciation and amortisation £m | associates and joint ventures £m | Total operating profit (loss) £m |
Year ended 31 March 2004						
BT Retail	12,630	904	13,534	163	1	1,434
BT Wholesale	3,445	7,414	10,859	1,919	–	1,682
BT Global Services	2,410	3,372	5,782	624	(37)	(153)
Other	34	1	35	230	2	(124)
Intra-group	–	(11,691)	(11,691)	–	–	–
Group totals	**18,519**	**–**	**18,519**	**2,936**	**(34)**	**2,839**

2. Segmental analysis continued

Year ended 31 March 2003	Turnover External £m	Turnover Internal £m	Turnover Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	12,979	903	13,882	202	(3)	1,524
BT Wholesale	3,525	7,722	11,247	1,923	(1)	1,757
BT Global Services	2,183	3,234	5,417	632	180	(214)
Other	40	1	41	278	153	(166)
Intra-group	–	(11,860)	(11,860)	–	–	–
Group totals	**18,727**	**–**	**18,727**	**3,035**	**329**	**2,901**

Year ended 31 March 2002	Turnover External £m	Turnover Internal £m	Turnover Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	12,139	1,145	13,284	248	(6)	888
BT Wholesale	3,735	8,590	12,325	1,914	–	2,070
BT Global Services	2,185	2,493	4,678	2,835	144	(2,481)
Concert	–	–	–	–	(1,123)	(1,123)
Other	58	37	95	348	(458)	(843)
Intra-group	–	(11,935)	(11,935)	–	–	–
Total continuing activities	**18,117**	**330**	**18,447**	**5,345**	**(1,443)**	**(1,489)**
mmO_2	2,273	392	2,665	648	5	(461)
Other	169	2	171	8	57	90
Intra-group	–	(724)	(724)	–	–	–
Total discontinued activities	**2,442**	**(330)**	**2,112**	**656**	**62**	**(371)**
Group totals	**20,559**	**–**	**20,559**	**6,001**	**(1,381)**	**(1,860)**

Transactions between divisions are at prices set in accordance with those agreed with Ofcom (and previously Oftel) where the services provided are subject to regulation. Other transactions are at arm's length.

The following tables show the capital expenditure on plant, equipment and property, the net operating assets or liabilities and the net book value of associates and joint ventures by line of business for the years ended 31 March 2004 and 2003. Net operating assets comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

Year ended, or as at, 31 March 2004	Capital expenditure £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m
BT Retail	118	(40)	(9)
BT Wholesale	1,809	11,940	–
BT Global Services	479	1,291	89
Other	267	188	41
Total	**2,673**	**13,379**	**121**

Year ended, or as at, 31 March 2003	Capital expenditure £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m
BT Retail	109	(430)	(8)
BT Wholesale	1,652	12,041	–
BT Global Services	445	1,912	141
Other	239	217	25
Total	**2,445**	**13,740**	**158**

2. Segmental analysis continued
Information about geographic areas:

	2004 £m	2003 £m	2002 £m
Turnover with external customers			
Attributable to UK	**17,190**	17,536	16,703
Attributable to non-UK countries[a]	**1,329**	1,191	1,414
Total continuing activities[b]	**18,519**	18,727	18,117
Attributable to UK	**–**	–	1,555
Attributable to non-UK countries[a]	**–**	–	887
Total discontinued activities	**–**	–	2,442
Group turnover	**18,519**	18,727	20,559

[a] Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK, income from non-UK operators for calls terminating in or in transit through the UK and turnover with non-UK joint ventures and associates.
[b] The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

	2004 £m	2003 £m
Group fixed assets are located		
UK	**14,591**	14,785
Europe, excluding the UK	**1,029**	1,227
Americas	**305**	510
Asia and Pacific	**143**	139
Total	**16,068**	16,661

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

	2004 £m	2003 £m	2002 £m
Total turnover on basis of origin			
UK	**17,198**	17,544	16,428
Europe, excluding the UK	**1,272**	2,151	2,449
Americas	**151**	155	2,000
Asia and Pacific	**293**	332	608
Total continuing activities[a]	**18,914**	20,182	21,485
UK	**–**	–	1,635
Europe, excluding the UK	**–**	–	927
Americas	**–**	–	36
Asia and Pacific	**–**	–	559
Total discontinued activities	**–**	–	3,157
Total	**18,914**	20,182	24,642

[a] The total turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

	2004 £m	2003 £m	2002 £m
Group turnover on basis of origin			
UK	**17,190**	17,536	16,703
Europe, excluding the UK	**1,124**	978	1,113
Americas	**151**	153	147
Asia and Pacific	**54**	60	154
Total continuing activities[a]	**18,519**	18,727	18,117
UK	**–**	–	1,555
Europe, excluding the UK	**–**	–	851
Americas	**–**	–	36
Total discontinued activities	**–**	–	2,442
Total	**18,519**	18,727	20,559

[a] The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

2. Segmental analysis continued

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis. See ''Information about geographic areas'' above.

	2004 £m	2003 £m	2002 £m
Group operating profit (loss)			
UK	2,999	3,220	2,628
Europe, excluding the UK	(132)	(627)	(2,829)
Americas	9	(28)	153
Asia and Pacific	(3)	7	2
Total continuing activities	2,873	2,572	(46)
UK	–	–	4
Europe, excluding the UK	–	–	(429)
Americas	–	–	(6)
Asia and Pacific	–	–	(2)
Total discontinued activities	–	–	(433)
Total	2,873	2,572	(479)

	2004 £m	2003 £m	2002 £m
Share of operating (losses) profits of associates and joint ventures, including goodwill amortisation			
UK	(1)	(2)	(17)
Europe, excluding the UK	(48)	305	(240)
Americas	–	(1)	(1,135)
Asia and Pacific	15	27	(51)
Total continuing activities	(34)	329	(1,443)
UK	–	–	5
Europe, excluding the UK	–	–	20
Asia and Pacific	–	–	37
Total discontinued activities	–	–	62
Total	(34)	329	(1,381)

	2004			2003		
	Net operating assets £m	Interest in associates and joint ventures £m	Total £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m	Total £m
UK	11,419	7	11,426	12,196	(8)	12,188
Europe, excluding the UK	1,742	24	1,766	1,652	76	1,728
Americas	199	–	199	(85)	–	(85)
Asia and Pacific	19	90	109	(23)	90	67
Total	13,379	121	13,500	13,740	158	13,898

Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

3. Turnover

Group's share of associates' and joint ventures' turnover comprised:

	2004 £m	2003 £m	2002 £m
Joint ventures:			
Continuing activities	352	425	2,752
Discontinued activities	–	–	76
	352	425	2,828
Associates:			
Continuing activities	43	1,030	1,297
Discontinued activities	–	–	639
	43	1,030	1,936
Group's share of associates' and joint ventures' turnover	**395**	**1,455**	**4,764**

Concert, the joint venture with AT&T, was formed on 5 January 2000 and was unwound on 1 April 2002 (see note 18). The group's share of trading with Concert in the 2002 financial year, primarily in respect of international calls made to and from the UK and for services provided to Concert in the UK for the multinational customers transferred to Concert, is eliminated in arriving at total turnover, including the proportionate share of the group's associates and joint ventures, and is added back in arriving at group turnover.

4. Other operating income

	2004 £m	2003 £m	2002 £m
Seconded staff, administration and other services provided to Concert	–	–	135
Other	177	215	226
Total continuing activities	**177**	**215**	**361**
Discontinued activities	–	–	1
Total other operating income	**177**	**215**	**362**

5. Operating costs

Total Group	2004 £m	2003 £m	2002 £m
Staff costs:			
Wages and salaries	3,672	3,621	4,013
Social security costs	316	275	304
Pension costs (note 31)	404	322	382
Employee share ownership[a]	20	36	25
Total staff costs	4,412	4,254	4,724
Own work capitalised	(677)	(583)	(659)
Depreciation (note 21)	2,921	3,011	3,680
Amortisation and impairment of goodwill and other intangibles (note 20)	15	24	2,321
Payments to telecommunications operators	3,963	3,940	4,299
Other operating costs	5,189	5,724	7,035
Total operating costs	**15,823**	**16,370**	**21,400**
Operating costs included the following:			
Early leaver costs[b]	202	276	252
Research and development	334	380	362
Rental costs relating to operating leases, including plant and equipment hire of			
£25 million (2003 – £34 million, 2002 – £51 million)	370	395	283
Foreign currency gains	(5)	(12)	(1)
Amortisation of goodwill and exceptional items comprising:			
Rectification costs	30	–	–
Property rationalisation provision	–	198	–
Goodwill impairment in subsidiary undertakings	–	–	1,955
Asset impairments	–	–	324
Costs relating to the Concert unwind	–	–	172
Costs relating to the demerger of mmO_2	–	–	109
BT Retail call centre rationalisation costs	–	–	68
BT Wholesale bad debt (release) costs	(23)	–	79
Total exceptional items	7	198	2,707
Goodwill amortisation	12	20	352
Total amortisation of goodwill and exceptional items	**19**	**218**	**3,059**

[a] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[b] Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.

The directors believe that the nature of the group's business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group's principal activity.

5. Operating costs continued

Continuing activities	2004 £m	2003 £m	2002 £m
Staff costs:			
Wages and salaries	3,672	3,621	3,659
Social security costs	316	275	270
Pension costs (note 31)	404	322	367
Employee share ownership[a]	20	36	25
Total staff costs	4,412	4,254	4,321
Own work capitalised	(677)	(583)	(623)
Depreciation (note 21)	2,921	3,011	3,266
Amortisation and impairment of goodwill and other intangibles (note 20)	15	24	2,079
Payments to telecommunications operators	3,963	3,940	4,289
Other operating costs	5,189	5,724	5,522
Total operating costs	**15,823**	**16,370**	**18,854**
Operating costs included the following:			
Early leaver costs[b]	202	276	247
Research and development	334	380	362
Rental costs relating to operating leases, including plant and equipment hire of			
£25 million (2003 – £34 million, 2002 – £51 million)	370	395	277
Foreign currency gains	(5)	(12)	(1)
Amortisation of goodwill and exceptional items comprising:			
Rectification costs	30	–	–
Property rationalisation provision	–	198	–
Goodwill impairment in subsidiary undertakings	–	–	1,955
Asset impairments	–	–	324
Costs relating to the Concert unwind	–	–	172
Costs relating to the demerger of mmO$_2$	–	–	98
BT Retail call centre rationalisation costs	–	–	68
BT Wholesale bad debt (release) costs	(23)	–	79
Total exceptional items	7	198	2,696
Goodwill amortisation	12	20	121
Total amortisation of goodwill and exceptional items	**19**	**218**	**2,817**

[a] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[b] Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.

Discontinued activities	2004 £m	2003 £m	2002 £m
Staff costs:			
Wages and salaries	–	–	354
Social security costs	–	–	34
Pension costs	–	–	15
Total staff costs	–	–	403
Own work capitalised	–	–	(36)
Depreciation	–	–	414
Amortisation and impairment of goodwill and other intangibles	–	–	242
Payments to telecommunications operators	–	–	10
Other operating costs	–	–	1,513
Total operating costs	**–**	**–**	**2,546**
Operating costs included the following:			
Early leaver costs	–	–	5
Rental costs relating to operating leases	–	–	6
Amortisation of goodwill and exceptional items comprising:			
Costs relating to the demerger of mmO$_2$	–	–	11
Goodwill amortisation	–	–	231
Total amortisation of goodwill and exceptional items	**–**	**–**	**242**

6. Group's share of operating (loss) profit of associates and joint ventures
The group's share of operating (loss) profit of associates and joint ventures comprised:

	2004 £m	2003 £m	2002 £m
Joint ventures:			
Continuing activities	(38)	119	(1,483)
Discontinued activities	–	–	19
	(38)	119	(1,464)
Associates:			
Continuing activities	4	210	40
Discontinued activities	–	–	43
	4	210	83
Group's share of operating (loss) profit of associates and joint ventures[a]	(34)	329	(1,381)

[a] Includes:

Exceptional costs relating to the impairment of goodwill	26	–	433
Exceptional costs relating to the impairment of investments and (release) charge of related exit costs	–	(150)	780
Exceptional costs relating to the Concert unwind	–	–	81
Amortisation of goodwill arising in joint ventures and associates	–	2	53

7. Profit on sale of fixed asset investments and group undertakings
In December 2003 the group sold its 7.8% interest in Inmarsat Ventures plc for total cash consideration of US$118 million (£67 million) realising a profit on disposal of £32 million.

Other gains of £6 million and losses of £2 million were recognised during the year ended 31 March 2004. The consideration received in relation to these disposals was £6 million.

In the year ended 31 March 2003, disposals of subsidiary undertakings resulted in losses of £9 million, the consideration received in relation to these disposals was £3 million.

In January 2003, the group sold its 26% interest in Cegetel Groupe SA to Vivendi Universal SA for consideration of €4,000 million (£2,603 million) in cash. The profit on disposal was £1,509 million, before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds, and includes a write-back of £862 million of goodwill taken directly to reserves before April 1998.

In December 2002, the group sold its interest in Blu SpA for consideration of £29 million. The profit on disposal was £19 million.

In October 2002, the group sold its 2% interest in Mediaset for consideration of £87 million in cash. The profit on disposal was £14 million.

In May 2002 and November 2002, the group sold its remaining holding of shares in BSkyB, received for the exchange of the residual interest in British Interactive Broadcasting, for consideration of £192 million recognising a profit of £131 million.

Other gains of £39 million and losses of £12 million were recognised during the year ended 31 March 2003. These gains and losses included a write-back of £7 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £114 million.

In June 2001, the group sold its interest in the Yell Group comprising mainly the Yellow Pages unit of BT, Yellow Pages Sales Limited and Yellow Book USA Inc. and its subsidiary undertakings. The consideration for this sale was £1,960 million and a profit of £1,128 million was realised. This profit includes a write-back of £9 million of goodwill taken directly to reserves before April 1998.

In December 2001, the group sold its wholly owned subsidiary Clear Communications Limited, which operates in New Zealand, for consideration of £119 million. A loss of £126 million was recognised on this sale, of which £45 million relates to goodwill taken directly to reserves before April 1998.

Other disposals of subsidiary companies in the year ended 31 March 2002 resulted in gains on disposal of £10 million.

A profit of £120 million was recognised for the exchange of the residual interest in British Interactive Broadcasting for BSkyB shares in May 2001. The consideration received was £241 million of BSkyB shares and the profit recognised relates to those shares that were marketable.

In June 2001, the group sold its effective 20% interest in Japan Telecom Co. Limited and its 20% interest in J-Phone Communications Co. Limited to Vodafone plc for £3,075 million in cash. Under the sale agreement, the group also sold shares representing 4.9% of J-Phone Communications Co. Limited obtained by exercising an option in June 2001 for £634 million in cash. The realised profit on the sale of the 20% interest in Japan Telecom Co. Limited and J-Phone Communications Co. Limited, and the sale of the 4.9% share of J-Phone Communications Co. Limited obtained through the exercise of options was £2,358 million.

In June 2001, the group sold its 17.81% interest in Airtel Movil SA to Vodafone plc for £1,084 million in cash. The profit on disposal was £844 million.

7. Profit on sale of fixed asset investments and group undertakings continued

Other gains of £135 million and losses of £80 million were also recognised during the year ended 31 March 2002. These gains and losses included a write-back of £14 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £860 million, including deferred and non-cash amounts of £63 million.

8. Profit on sale of property fixed assets

In December 2001 the group entered into a sale and leaseback transaction with Telereal under which substantially all of the group's interest in most of its UK freehold and long leasehold properties and its obligations in respect of rack rented properties were transferred to Telereal for cash consideration of £2,380 million. Of the total profit from the sale of property in the year to 31 March 2002, £1,019 million relates to this transaction.

9. Amounts written off investments

Amounts written off investments were £nil (2003 – £7 million, 2002 – £535 million). In the year ended 31 March 2002 these were mainly attributable to investments in AT&T Canada, £347 million and Impsat, £157 million.

10. Interest receivable

	2004 £m	2003 £m	2002 £m
Income from listed investments	13	2	5
Other interest receivable[a]	283	187	334
Group	296	189	339
Joint ventures	2	1	14
Associates	–	5	7
Total interest receivable	298	195	360

[a] Includes an exceptional credit of £34 million in the year ended 31 March 2004 being one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell.

11. Interest payable

	2004 £m	2003 £m	2002 £m
Interest payable and similar charges in respect of:			
Bank loans and overdrafts	87	82	184
Interest payable on finance leases	19	–	10
Other borrowings[abc]	1,114	1,527	1,685
Group	1,220	1,609	1,879
Joint ventures	19	17	60
Associates	–	8	43
Total interest payable	1,239	1,634	1,982

[a] Includes an exceptional charge of £89 million in the year ended 31 March 2004 being the premium on repurchasing £813 million of the group's issued bonds.

[b] Includes an exceptional charge of £293 million in the year ended 31 March 2003 on the termination of interest rate swap agreements following the receipt of the Cegetel sale proceeds.

[c] Includes an exceptional charge of £162 million in the year ended 31 March 2002 on the novation of interest rate swap agreements as a consequence of the property sale and leaseback transaction with Telereal.

12. Tax on profit (loss) on ordinary activities

	2004 £m	2003 £m	2002 £m
United Kingdom:			
Corporation tax at 30%	328	447	275
Taxation on the group's share of results of associates	–	–	2
Prior year adjustments	–	12	–
Non-UK taxation:			
Current	37	47	23
Taxation on the group's share of results of associates	–	81	50
Taxation on the group's share of results of joint ventures	–	–	34
Prior year adjustments	–	(26)	(7)
Total current taxation	365	561	377
Deferred taxation charge (credit) at 30%			
Origination and reversal of timing differences	184	(29)	34
Prior year adjustments	(10)	(73)	32
Total deferred taxation	174	(102)	66
Total tax on profit (loss) on ordinary activities	539	459	443

12. Tax on profit (loss) on ordinary activities continued

The tax credit relating to exceptional items is £29 million (2003 – £139 million, 2002 – £143 million).

A tax charge on recognised gains and losses not included in the profit and loss account of £47 million (2003 – £16 million, 2002 – £11 million) related to exchange movements offset in reserves.

Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

	2004 %	2003 %	2002 %
UK corporation tax rate	30.0	30.0	30.0
Non-deductible depreciation, amortisation and impairment	0.9	0.4	92.6
Non-deductible non-UK losses	1.6	3.3	17.8
Higher taxes on non-UK profits	0.2	0.4	0.8
Excess depreciation over capital allowances	3.2	3.4	9.7
Pension provisions and prepayments	(9.9)	(3.2)	(11.5)
Other timing differences	(2.8)	0.7	(0.5)
Lower effective tax on gain on disposal of fixed asset investments and group undertakings	(1.3)	(16.5)	(66.3)
Higher (lower) effective tax on gain on disposal of non qualifying assets	–	2.0	(44.6)
Prior year adjustments	–	(2.0)	(0.5)
Other	(3.2)	(0.8)	(1.7)
Current tax – effective corporation tax rate	18.7	17.7	25.8
Deferred taxes on excess depreciation over capital allowances	(3.2)	(3.4)	(9.7)
Pension provisions and prepayments	9.9	3.2	11.5
Other timing differences	2.8	(0.7)	0.5
Prior year adjustments	(0.5)	(2.3)	2.2
Total tax – effective corporation tax rate	27.7	14.5	30.3

Factors that may affect future tax charges

The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.

As at 31 March 2004, the group had overseas corporate tax losses estimated to be £1 billion which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

13. Minority interests

	2004 £m	2003 £m	2002 £m
Minority interests in (losses) profits:			
Group	(8)	4	7
Associates	–	8	16
Total minority interests	(8)	12	23

14. Dividends

	2004 pence per share	2003 pence per share	2002 pence per share	2004 £m	2003 £m	2002 £m
Interim dividend paid	3.20	2.25	–	278	194	–
Proposed final dividend	5.30	4.25	2.00	454	366	173
Total dividends	8.50	6.50	2.00	732	560	173

In addition to the final dividend for the year ended 31 March 2002 of £173 million there was a demerger distribution of £19,490 million, representing the net assets of mmO$_2$ (including purchased goodwill) as at the date of demerger. Of the demerger distribution, £9 million represents a cash dividend paid by British Telecommunications plc to mmO$_2$ plc as part of the demerger process.

15. Earnings (loss) per share

The basic earnings (loss) per share are calculated by dividing the profit for the financial year attributable to shareholders by the weighted average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares.

In calculating the diluted earnings (loss) per share, share options outstanding and other potential ordinary shares have been taken into account.

The weighted average number of shares in the years were:	2004 millions of shares	2003 millions of shares	2002 millions of shares
Basic	8,621	8,616	8,307
Dilutive ordinary shares from share options outstanding and shares held in trust	55	52	70
Total diluted	8,676	8,668	8,377

Options over 259 million shares (2003 – 177 million, 2002 – 16 million) were excluded from the calculation of the total diluted number of shares as they were anti-dilutive.

15. Earnings (loss) per share continued

The items in the calculation of earnings (loss) per share before goodwill amortisation and exceptional items in the years were:

	2004 pence per share	2003 pence per share	2002 pence per share	2004 £m	2003 £m	2002 £m
Attributable to exceptional items and goodwill amortisation from continuing activities:						
Rectification costs	(0.3)	–	–	(30)	–	–
Goodwill amortisation	(0.1)	(0.3)	(2.0)	(12)	(22)	(162)
Property rationalisation costs	–	(2.3)	–	–	(198)	–
Goodwill impairment in subsidiary undertakings	–	–	(23.5)	–	–	(1,955)
Asset impairment in subsidiary undertakings	–	–	(3.9)	–	–	(324)
Costs relating to the Concert unwind	–	–	(3.0)	–	–	(253)
Costs relating to the demerger of mmO$_2$	–	–	(1.2)	–	–	(98)
BT Retail call centre rationalisation costs	–	–	(0.8)	–	–	(68)
BT Wholesale bad debts release (costs)	0.2	–	(0.9)	23	–	(79)
Goodwill impairment in associates and joint ventures	(0.3)	–	(5.2)	(26)	–	(433)
Impairment of investment in associates and joint ventures and release (charge) for related exit costs	–	1.8	(9.4)	–	150	(780)
Profit on sale of fixed asset investments	0.4	19.8	2.0	32	1,700	169
Loss on sale of group undertakings	–	(0.1)	(1.8)	–	(9)	(148)
Profit on sale of property fixed assets	–	–	12.8	–	–	1,062
Amounts written off investments	–	–	(6.4)	–	–	(535)
Finance cost of novating interest rate swaps	–	(3.4)	(2.0)	–	(293)	(162)
Interest receivable on Yell loan notes	0.4	–	–	34	–	–
Premium on repurchasing bonds	(1.1)	–	–	(89)	–	–
Tax credit	0.3	1.6	1.7	29	139	143
Minority interest	–	(0.1)	–	–	(7)	–
Net (charge) credit attributable to exceptional items and goodwill amortisation from continuing activities	(0.5)	17.0	(43.6)	(39)	1,460	(3,623)
Attributable to discontinued activities:						
Costs relating to the demerger of mmO$_2$	–	–	(0.1)	–	–	(11)
Profit on sale of group undertakings	–	–	14.0	–	–	1,160
Profit on sale of fixed asset investments	–	–	38.6	–	–	3,208
Goodwill amortisation	–	–	(3.0)	–	–	(243)
Results of discontinued activities before goodwill amortisation and exceptional items after tax and minority interest	–	–	(2.7)	–	–	(231)
Net credit attributable to discontinued activities	–	–	46.8	–	–	3,883
Basic earnings per share/profit for the financial year after goodwill amortisation and exceptional items	16.4	31.2	12.0	1,417	2,686	995
Less: Basic earnings per share/profit for the financial year attributable to discontinued activities	–	–	46.8	–	–	3,883
Basic earnings (loss) per share/profit (loss) for the financial year before discontinued activities	16.4	31.2	(34.8)	1,417	2,686	(2,888)
Less: Basic (loss) earnings per share/(loss) profit for the financial year attributable to exceptional items and goodwill amortisation from continuing activities	(0.5)	17.0	(43.6)	(39)	1,460	(3,623)
Basic earnings per share/profit for the financial year from continuing activities before goodwill amortisation and exceptional items	16.9	14.2	8.8	1,456	1,226	735

Earnings per share before goodwill amortisation and exceptional items is provided to help readers evaluate the performance of the group.

16. Reconciliation of operating profit (loss) to operating cash flows

	2004 £m	2003 £m	2002 £m
Group operating profit (loss)	2,873	2,572	(479)
Depreciation	2,921	3,011	3,680
Amortisation and impairment	15	24	2,321
(Increase) decrease in stocks	(6)	31	43
Decrease (increase) in debtors	414	764	(545)
(Decrease) increase in creditors	(171)	(294)	803
Increase in pension prepayment and decrease in pension liabilities	(655)	(314)	(537)
(Decrease) increase in provisions	(49)	171	52
Other	47	58	(81)
Net cash inflow from operating activities	**5,389**	**6,023**	**5,257**
Analysed as:			
Continuing activities	5,389	6,023	5,023
Discontinued activities	–	–	234
Net cash inflow from operating activities	**5,389**	**6,023**	**5,257**

17. Management of liquid resources

	2004 £m	2003 £m	2002 £m
Purchase of short-term investments and payments into short-term deposits over 3 months	(5,306)	(3,990)	(7,601)
Sale of short-term investments and withdrawals from short-term deposits over 3 months	4,467	4,082	4,695
Net movement of short-term investments and short-term deposits under 3 months not repayable on demand	1,962	(1,821)	1,042
Net cash inflow (outflow) from management of liquid resources	**1,123**	**(1,729)**	**(1,864)**

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

18. Acquisitions and disposals
Acquisition of subsidiary companies and businesses

Year ended 31 March 2004	Total[a] £m
Consideration:	
Cash	33
Deferred	3
Total	**36**

Year ended 31 March 2003	Concert[b] £m	Other[c] £m	Total £m
Consideration:			
Cash	–	13	13
Carrying value of Concert global venture	338	–	338
Total	**338**	**13**	**351**

In addition, net cash of £56 million was received in settlement of the unwind of the Concert global venture.

Year ended 31 March 2002	Esat Digifone[d] £m	Other[e] £m	Total £m
Consideration:			
Cash	869	27	896
Deferred	–	8	8
Total	**869**	**35**	**904**

[a]On 5 January 2004 the group acquired the UK trade and assets of BT Expedite Limited (formerly NSB Retail plc) for consideration of £17 million (£2 million deferred). The net liabilities acquired amounted to £1 million giving rise to goodwill of £18 million which is being amortised over a period of 5 years. On 15 March 2004 the group acquired controlling interest in Transcomm plc for consideration of £15 million. The group's share of the net assets acquired was £2 million giving rise to goodwill of £13 million which is being amortised over a period of 13 years. On 13 January 2004 the group took full control of Siosistemi SpA for consideration of £4 million including deferred consideration of £1 million. Net assets of £1 million were acquired giving rise to goodwill of £4 million which is being amortised over a period of 10 years.

18. Acquisitions and disposals continued

[b]On completion of the unwind of Concert on 1 April 2002, the former Concert businesses, customer accounts and networks were returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of the Concert global venture originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture BT received net cash of US$72 million (£56 million). This net settlement included the receipt of US$350 million reflecting the allocation of the businesses and the payment of US$278 million to achieve the equal division of specified working capital and other liability balances. The results of the acquired businesses, both pre and post acquisition, cannot be separately identified and, therefore, cannot be reported.

	Book value and fair value £m
Fixed assets	398
Current assets	301
Current liabilities	(405)
Provisions for liabilities and charges	(2)
Long-term debt	(10)
Group's share of original book value and fair value of net assets	282
Net receivable from AT&T	56
Total net assets acquired	338
Goodwill	–
Total cost	**338**

The consideration was satisfied through the unwind of the Concert global venture, the carrying value of which was £338 million. Accordingly there is no further profit or loss on the unwind and no goodwill on the acquisition.
[c]During the year ended 31 March 2003, the acquisition of other subsidiary companies and businesses and the consideration given comprised:

	Book value and fair value £m
Fixed assets	1
Current liabilities	(1)
Group's share of original book value of net assets and fair value to group	–
Goodwill	13
Total cost	**13**

[d]On 18 April 2001, the group took full control of O_2 Communications (Ireland) (formerly Esat Digifone). Under an agreement made in 2000 the group purchased from Telenor its 49.5% interest in Esat Digifone for £869 million. Goodwill arising on the acquisition was being amortised over 20 years until it was demerged with mmO_2.

	Book value and fair value £m
Minority interest	(7)
Group's share of original book value of net liabilities	(7)
Goodwill	876
Total cost	**869**

[e]Other subsidiary companies
During the year ended 31 March 2002, the acquisition of interests in other subsidiary companies and the consideration given comprised:

	Book value and fair value £m
Fixed assets	3
Current assets	5
Current liabilities	(6)
Group's share of original book value of net assets and fair value to group	2
Goodwill	33
Total cost	**35**

18. Acquisitions and disposals continued

Acquisition of associates and joint ventures

On 31 July 2003 the group's effective interest in Albacom SpA increased by 3% to 26%.

During the year ended 31 March 2002 the group increased its interest in Blu SpA.

Year ended 31 March 2002	Blu[f] £m
Group share of original book value of net assets and fair value to the group	16
Goodwill	50
Total cost	**66**

[f]On 31 January 2002, one of the venture partners in Blu exercised a put option for BT to purchase a 9% interest for £66 million. The cost of £66 million arising on this purchase was written off. In addition in the year ended 31 March 2002 the value of BT's investment was reviewed and provision was made for the associated impairment and exit costs. In December 2002 the group sold its interest in Blu (note 7).

Disposal of subsidiaries and the demerger of mmO2

In the year ended 31 March 2003, BT disposed of subsidiaries with net assets of £12 million. Consideration amounted to £3 million resulting in a loss on disposal of £9 million.

The table below analyses the disposal of subsidiaries and the demerger of mmO_2 for the year ended 31 March 2002.

Year ended 31 March 2002	mmO_2[g] £m	Yell[h] £m	Other £m	Total £m
Net assets demerged or disposed of:				
Fixed assets	20,459	467	211	**21,137**
Stocks	109	98	–	**207**
Debtors	1,381	400	19	**1,800**
Cash	121	21	7	**149**
Creditors: amounts falling due within one year	(1,790)	(153)	(46)	**(1,989)**
Creditors: amounts falling due after more than one year	–	(10)	–	**(10)**
Provisions	(229)	–	–	**(229)**
Intercompany loans	(561)	–	–	**(561)**
Goodwill previously written off to reserves	–	9	44	**53**
Net assets disposed of	19,490	832	235	**20,557**
Profit (loss) on disposal	–	1,128	(116)	**1,012**
Consideration	**19,490**	**1,960**	**119**	**21,569**
Cash	–	1,859	119	**1,978**
Demerger distribution	19,490	–	–	**19,490**
Loan notes	–	60	–	**60**
Other	–	41	–	**41**
Total	**19,490**	**1,960**	**119**	**21,569**

In addition £9 million deferred consideration was received during the year ended 31 March 2002 in settlement of the disposals on 18 July 1999 of BT New Towns Cable and Westminster Cable Limited.

Amounts included in the cash flow statement for the year ended 31 March 2002 attributable to mmO_2 and Yell and the results of mmO_2 and Yell included in the results for the year ended 31 March 2002 to the date of demerger and disposal respectively were:

	mmO_2 £m	Yell £m
Net cash flow from operating activities	227	7
Capital expenditure	865	2
Decrease in cash in the year	(262)	(4)
Results of mmO_2 and Yell included to date of demerger/disposal:		
Group turnover	2,665	171
Total operating (loss) profit	(461)	33
(Loss) profit before taxation	(569)	27
Taxation charge	(24)	(9)
(Loss) profit for the financial year	(593)	18

[g]On 19 November 2001 BT completed the demerger of mmO_2, the group's former mobile phone business in Europe. mmO_2 consisted of O_2 UK Limited (formerly BT Cellnet Limited), O_2 Communications (Ireland) Limited (formerly Esat Digifone Limited), Telfort Mobiel BV, Viag Interkom GmbH & Co, Manx Telecom and Genie.

18. Acquisitions and disposals continued

[h]On 22 June 2001, BT completed the sale of the Yell Group. The Yell Group consisted of the Yellow Pages division of British Telecommunications plc, Yellow Pages Sales Limited and Yellow Book USA Inc., and its group undertakings.

19. Net debt

	At 1 April 2003 £m	Cash flow £m	Acquisition of subsidiary undertakings £m	Other non-cash changes £m	Currency movement £m	At 31 March 2004 £m
Analysis of net debt						
Cash in hand and at bank	91	18	–	–	–	109
Overnight deposits	268	24	–	–	–	292
Bank overdrafts	(4)	2	–	–	–	(2)
	355	44	–	–	–	399
Other current asset investments	6,072	(1,123)	–	(74)	(4)	4,871
Short-term investments and cash, less bank overdrafts	6,427	(1,079)	–	(74)	(4)	5,270
Debt due within one year, excluding bank overdrafts	(2,544)	2,144	–	(869)	–	(1,269)
Debt due after one year	(13,456)	157	(1)	874	–	(12,426)
Total debt, excluding bank overdrafts	(16,000)	2,301	(1)	5	–	(13,695)
Net debt	(9,573)	1,222	(1)	(69)	(4)	(8,425)

	2004 £m	2003 £m	2002 £m
Reconciliation of net cash flow to movement in net debt			
Increase (decrease) in cash in the year	44	(19)	90
Cash outflow from decrease in debt	2,301	2,515	11,976
Cash (outflow) inflow from increase in liquid resources	(1,123)	1,729	1,864
Decrease in net debt resulting from cash flows	1,222	4,225	13,930
Currency and translation movements	(4)	(67)	(32)
(Increase) decrease in debt on acquisition or disposal of subsidiary undertakings	(1)	13	75
Other non-cash movements	(69)	(43)	268
Decrease in net debt in the year	1,148	4,128	14,241
Net debt at 1 April	(9,573)	(13,701)	(27,942)
Net debt at 31 March	(8,425)	(9,573)	(13,701)

On the demerger, mmO$_2$ had net debt of approximately £500 million of which BT Group was owed approximately £440 million in addition to ordinary trading account balances. mmO$_2$ repaid this loan to BT Group on 19 November 2001.

20. Intangible assets

	Goodwill £m	Telecommunication licences and other £m	Total £m
Cost			
1 April 2003	2,578	21	2,599
Acquisitions	35	1	36
Disposals	–	(13)	(13)
Currency movements	(28)	–	(28)
Total cost at 31 March 2004	2,585	9	2,594
Amortisation			
1 April 2003	2,371	10	2,381
Charge for the year	12	3	15
Disposals	–	(6)	(6)
Total amortisation at 31 March 2004	2,383	7	2,390
Net book value at 31 March 2004	202	2	204
Net book value at 31 March 2003	207	11	218

21. Tangible fixed assets

	Land and buildings[a] £m	Plant and equipment[b] £m	Assets in course of construction £m	Total £m
Cost				
1 April 2003	955	34,346	958	36,259
Acquisitions of subsidiary undertakings	7	38	–	45
Additions[c]	20	691	1,942	2,653
Transfers	75	1,969	(2,044)	–
Disposals and adjustments	(120)	(1,388)	(10)	(1,518)
Currency movements	(8)	(77)	(26)	(111)
Total cost at 31 March 2004	**929**	**35,579**	**820**	**37,328**
Depreciation				
1 April 2003	352	20,064	–	20,416
Acquisitions of subsidiary undertakings	5	35	–	40
Charge for the year	53	2,868	–	2,921
Disposals and adjustments	(67)	(1,352)	–	(1,419)
Currency movements	(3)	(49)	–	(52)
Total depreciation at 31 March 2004	**340**	**21,566**	**–**	**21,906**
Net book value at 31 March 2004	**589**	**14,013**	**820**	**15,422**
Engineering stores	–	–	65	65
Total tangible fixed assets at 31 March 2004	**589**	**14,013**	**885**	**15,487**
Net book value at 31 March 2003	603	14,282	958	15,843
Engineering stores	–	–	45	45
Total tangible fixed assets at 31 March 2003	603	14,282	1,003	15,888

	2004 £m	2003 £m
[a]The net book value of land and buildings comprised:		
Freehold	363	374
Long leases (over 50 years unexpired)	13	27
Short leases	213	202
Total net book value of land and buildings	**589**	**603**

[b]The net book value of assets held under finance leases included within plant and equipment was £620 million at 31 March 2004 (2003 – £6 million). The depreciation charge for the year to 31 March 2004 on those assets was £174 million (2003 – £1 million).

	2004 £m	2003 £m
[c]Expenditure on tangible fixed assets comprised:		
Plant and equipment		
Transmission equipment	1,324	1,277
Exchange equipment	150	228
Other network equipment	585	466
Computers and office equipment	205	281
Motor vehicles and other	316	162
Land and buildings	73	40
	2,653	2,454
Increase (decrease) in engineering stores	20	(9)
Total expenditure on tangible fixed assets	**2,673**	**2,445**

22. Fixed asset investments

	Shares £m	Loans £m	Share of post acquisition losses £m	Other investments[c] £m	Total £m
			Interests in associates and joint ventures[b]		
Cost					
1 April 2003	595	20	(236)	585	964
Additions	23	9	–	19	51
Disposals	(8)	–	(26)	(197)	(231)
Share of losses for the year	–	–	(54)	–	(54)
Currency movements	(2)	(1)	1	(2)	(4)
Other movements	–	–	13	–	13
Total cost at 31 March 2004	**608**	**28**	**(302)**	**405**	**739**
Provisions and amounts written off					
1 April 2003	221	–	–	188	409
Disposals	(11)	–	–	(41)	(52)
Increase in the year	3	–	–	2	5
Total provisions and amounts written off at 31 March 2004	**213**	**–**	**–**	**149**	**362**
Net book value at 31 March 2004	**395**	**28**	**(302)**	**256**	**377**
Net book value at 31 March 2003	374	20	(236)	397	555

[a] **Subsidiary undertakings, associates and joint ventures**
Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on page 134.

[b] **Associates and joint ventures**

	2004 £m	2003 £m
Associates:		
Goodwill	1	1
Loans	–	1
Share of other net assets	23	25
Total associates	24	27
Joint ventures:		
Loans	28	19
Share of other net assets	69	112
Total joint ventures	97	131
Net book value at 31 March	**121**	**158**

22. Fixed asset investments continued

The group's proportionate share of its associates' and joint ventures' assets and liabilities, in aggregate, at 31 March was as follows:

	2004 £m	2003 £m
Fixed assets	347	570
Current assets	149	186
Current liabilities	(217)	(344)
Net current liabilities	(68)	(158)
Long-term liabilities	(187)	(271)
Minority interests	–	(4)
Share of net assets	**92**	137

The group's proportionate share of its associates' and joint ventures' losses less profits before taxation excluding minority interests totalled £51 million (profits less losses 2003 – £310 million, losses less profits 2002 – £1,463 million) and its share of their losses less profits attributable to shareholders excluding minority interests totalled £51 million for the year ended 31 March 2004 (profits less losses 2003 – £229 million, losses less profits 2002 – £1,548 million).

c Other investments

Other investments include ordinary shares of the company, with a net book value of £53 million (2003 – £61 million) and a market value of £54 million (2003 – £50 million), held in trust for the BT Incentive Share Plan, the BT Retention Share Plan, the BT Executive Share Plan and the BT Deferred Bonus Plan (note 34). In the 2003 financial year they also include ordinary shares of the company with a net book value of £37 million and a market value of £25 million, held in trust for employee sharesave schemes. In the group balance sheet at 31 March 2004, listed investments were held with a book value of £22 million (2003 – £22 million) and a market value of £20 million (2003 – £15 million).

23. Debtors

	2004 £m	2003 £m
Trade debtors[a]	2,126	2,240
Amounts owed by joint ventures (trading)	5	9
Other debtors	327	517
Accrued income	1,392	1,486
Pension fund prepayment[b]	1,172	630
Other prepayments	167	161
Total debtors	**5,189**	5,043

[a] Trade debtors are stated after deducting £345 million (2003 – £491 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2004 was £136 million net of an exceptional credit of £23 million (2003 – £264 million, 2002 – £369 million including an exceptional charge of £79 million).
[b] Falling due after more than one year.

24. Current asset investments

	2004 £m	2003 £m
Listed investments	1,247	267
Other short-term deposits and investments[a]	3,916	6,073
Total current asset investments	**5,163**	6,340
Market value of listed investments	1,247	268

[a] Included within other short-term deposits and investments is £144 million invested with a swap counterparty (2003 – £149 million). The counterparty has security over this investment in the event of BT defaulting on the swap.

25. Loans and other borrowings

	2004 £m	2003 £m
US dollar 8.875% notes 2030 (minimum 8.625%[a])	1,686	1,928
5.75% bonds 2028	596	596
3.5% indexed linked notes 2025	270	262
8.625% bonds 2020	297	297
7.75% notes 2016 (minimum 7.5%[a])	691	691
Euro 7.125% notes 2011 (minimum 6.875%[a])	734	1,368
US dollar 8.375% notes 2010 (minimum 8.125%[a])	1,795	2,049
US dollar 8.765% bonds 2009	123	138
Euro 11.875% senior notes 2009	3	3
US dollar convertible 2008 (0.75%)	97	–
US dollar 7% notes 2007	596	606
12.25% bonds 2006	229	229
7.375% notes 2006 (minimum 7.125%[a])	398	398
Euro 6.375% notes 2006 (minimum 6.125%[a])	1,861	1,858
US dollar 7.875% notes 2005 (minimum 7.624%[a])	1,902	1,942
US dollar 6.75% bonds 2004	597	604
Euro 5.875% notes 2004 (minimum 5.625%[a])	–	1,087
US dollar floating rate notes 2003[a]	–	761
7.125% bonds 2003	–	500
Total listed bonds, debentures and notes	11,875	15,317
Lease finance	1,099	13
Bank loans due 2004-2009 (average effective interest rate 9.8%)	480	558
Floating rate note 2004-2009 (average effective interest rate 4.1%)	101	112
Floating rate loan 2006 (average effective interest rate 4.6%)	140	–
Bank overdrafts and other short-term borrowings	2	4
Total loans and other borrowings	**13,697**	**16,004**

[a] The interest rate payable on these notes will be subject to adjustment from time to time if either Moody's or Standard and Poor's (S&P) reduces the rating ascribed to the group's senior unsecured debt below A3 in the case of Moody's or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody's or S&P subsequently increase the rating ascribed to the group's senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

Apart from the lease finance all borrowings at 31 March 2004 are unsecured. Lease finance is repayable by instalments.

	2004 £m	2003 £m
Repayments fall due as follows:		
Within one year, or on demand	1,271	2,548
Between one and two years	4,361	846
Between two and three years	777	4,031
Between three and four years	854	501
Between four and five years	100	606
After five years	6,334	7,472
Total due for repayment after more than one year	12,426	13,456
Total loans and other borrowings	**13,697**	**16,004**

26. Other creditors

	2004 £m	2003 £m
Trade creditors	2,307	2,772
Amounts owed to joint ventures (trading)	1	3
Corporation taxes	441	406
Other taxation and social security	448	438
Other creditors	1,365	1,389
Accrued expenses	729	718
Deferred income	1,532	1,040
Dividends payable	454	366
Total other creditors	**7,277**	**7,132**

27. Provisions for liabilities and charges
Provisions for liabilities and charges excluding deferred taxation

	Property provisions[a] £m	Pension provisions[b] £m	Other provisions[c] £m	Total £m
Balances at 1 April 2003	258	33	68	359
Charged against profit for the year	–	5	16	21
Unwind of discount	5	–	–	5
Utilised in the year	(70)	(2)	–	(72)
Total provisions at 31 March 2004	**193**	**36**	**84**	**313**

[a] Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group's London office portfolio. The provisions will be utilised over the remaining lease periods.
[b] Provision for unfunded pension obligations which will be utilised over the remaining lives of the beneficiaries.
[c] Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled.

Deferred taxation
Deferred tax is provided for in full on certain timing differences, BT does not discount the provision.

	£m
Balance at 1 April 2003	2,017
Charge against profit for the year	174
Total deferred tax provisions at 31 March 2004	**2,191**

	2004 £m	2003 £m
Tax effect of timing differences due to:		
Excess capital allowances	1,960	2,035
Pension prepayment	335	167
Other	(104)	(185)
Total provision for deferred taxation	**2,191**	**2,017**

28. Reconciliation of movement in shareholders' funds

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Balances at 1 April 2001	7,573	–	–	(2,848)	7,329	12,054
Rights issue[a]	2,272	–	–	3,604	–	5,876
Shares issued to special purpose trust[b]	65	–	–	108	–	173
Other allotments of ordinary shares prior to demerger – 52 million shares issued	61	–	–	160	–	221
Distribution relating to demerger of mmO$_2$[c]	–	–	–	–	(19,490)	(19,490)
Capital reduction on 21 November 2001[d]	(9,537)	–	–	–	9,537	–
Goodwill, previously written off to reserves, taken back to the profit and loss account[e] (note 7)	–	–	–	–	68	68
Employee share option schemes – 1 million shares issued (note 34)	–	2	–	–	–	2
Movement relating to BT's employee share ownership trust[f]	–	–	–	–	(70)	(70)
Unrealised gain on start up of joint ventures	–	–	–	5	–	5
Realisation of gain made on start up of joint ventures	–	–	–	(2)	–	(2)
Movement in other reserves due to demerger	–	–	–	(2)	–	(2)
Currency movements (including £36 million net movements in respect of foreign currency borrowings)[g]	–	–	–	–	(15)	(15)
Profit for the financial year	–	–	–	–	995	995
Dividends (2.0p per ordinary share)	–	–	–	–	(173)	(173)
Balances at 1 April 2002	434	2	–	1,025	(1,819)	(358)
Goodwill, previously written off to reserves, taken back to the profit and loss account[e] (note 7)	–	–	–	–	869	869
Employee share option schemes – 0.2 million shares issued (note 34)	–	–	–	–	–	–
Transfer between reserves[i]	–	–	–	(27)	27	–
Currency movements (including £106 million net movements in respect of foreign currency borrowings)[g]	–	–	–	–	5	5
Profit for the year	–	–	–	–	2,686	2,686
Dividends (6.5p per ordinary share)	–	–	–	–	(560)	(560)
Balances at 1 April 2003	434	2	–	998	1,208	2,642
Purchase of own shares:[h]						
– shares cancelled	(2)	–	2	–	(64)	(64)
– shares held as treasury shares	–	–	–	–	(80)	(80)
Currency movements (including £133 million net movements in respect of foreign currency borrowings)[g]	–	–	–	–	(89)	(89)
Profit for the year	–	–	–	–	1,417	1,417
Dividends (8.5p per ordinary share)	–	–	–	–	(732)	(732)
Balances at 31 March 2004	**432**	**2**	**2**	**998**	**1,660**	**3,094**

[a] The group's rights issue closed on 15 June 2001, when British Telecommunications plc was the parent company of the group. A total of 1,976 million ordinary shares of 25p each was issued at 300p per share in a 3 for 10 rights issue. Of the total of £5,876 million raised, net of £52 million expenses, £494 million was credited to share capital and £5,382 million to the share premium account of British Telecommunications plc. Following the introduction of BT Group plc as the parent company of the group, the increase in consolidated share capital has been restated to reflect the nominal value of BT Group plc shares and the balance has been credited to other reserves.

[b] In connection with outstanding share options at the date of demerger, 57 million British Telecommunications plc ordinary shares were issued on 14 November 2001 to a special purpose trust. Of the consideration of £173 million, £159 million was credited to the share premium account of British Telecommunications plc. Following the introduction of BT Group plc as the parent company of the group, the increase in consolidated share capital has been restated to reflect the nominal value of BT Group plc shares and the balance has been credited to other reserves.

[c] The demerger distribution of £19,490 million represents the net assets of mmO$_2$, including purchased goodwill, as at the date of the demerger. See also the note on the face of the group profit and loss account for the year ended 31 March 2002.

[d] Following the approval of the Court, the nominal value of BT Group shares was reduced from 115p each to 5p each on 21 November 2001 by way of a reduction of capital under section 135 of the Companies Act 1985. The surplus of £9,537 million arising from this reduction has been credited to group profit and loss reserve.

[e] Aggregate goodwill at 31 March 2004 in respect of acquisitions completed prior to 1 April 1998 of £385 million (2003 – £385 million, 2002 – £1,254 million) has been written off against retained earnings in accordance with the group's accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[f] During the year ended 31 March 2002 the company issued shares at a market value of £154 million in respect of the exercise of options awarded under its principal savings-related share option scheme. Employees paid £84 million to the group for the issue of these shares and the balance of £70 million comprised contributions to the qualifying employee share ownership trust from group undertakings.

[g] The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2004, was £133 million (2003 – £222 million, 2002 – £217 million).

[h] During the year ended 31 March 2004 the company repurchased 80,571,000 of its own shares of 5p each, representing 1% of the called-up share capital, for an aggregate consideration of £144 million. Of the total shares repurchased 36,222,000 shares with an aggregate nominal value of £2 million were cancelled immediately and 44,349,000 shares with an aggregate nominal value of £2 million are held as treasury shares.

[i] Release of statutory reserves in subsidiary undertakings on cessation of associated activities.

28. Reconciliation of movement in shareholders' funds continued
Reorganisation and demerger
On 19 November 2001, the legal separation of the mmO_2 business from the rest of the former British Telecommunications plc group was completed and BT Group plc (BT Group) became the ultimate parent company of British Telecommunications plc (BT). The legal structure of the transaction was such that BT transferred the mmO_2 business to mmO_2 plc and BT Group Investments Limited (BTGI) became the immediate parent company of BT on 16 November 2001. On 19 November 2001, mmO_2 plc transferred the shares in BTGI to BT Group, as consideration for the issue to former BT shareholders of one ordinary share of 115 pence in the company, credited as fully paid, for each ordinary share in BT held on 16 November 2001.

On 21 November 2001, following the approval of the Court, the nominal value of BT Group shares was reduced from 115 pence per ordinary share to 5 pence per ordinary share by way of a reduction of capital under section 135 of the Companies Act 1985. The surplus of £9,537 million arising from this capital reduction has been credited to the group profit and loss reserve.

The transfer of BTGI to the company has been accounted for as a group reconstruction in accordance with the principles of merger accounting set out in Financial Reporting Standard 6 (FRS 6) and Schedule 4A to the Companies Act 1985. The consolidated financial statements are therefore presented as if the company had been the parent company of the group throughout the year ended 31 March 2001 and up to the date of the demerger. The results of mmO_2 have been included in discontinued activities in all three years.

The transfer of BT to BTGI on 16 November 2001 was a group reorganisation effected for non-equity consideration. This transaction has been accounted for in these financial statements using the principles of merger accounting as if BT had been owned and controlled by BTGI throughout the year ended 31 March 2001 and up to 16 November 2001. This is not in accordance with the Companies Act 1985 since the group reorganisation does not meet all the conditions for merger accounting. If acquisition accounting had been applied to account for the reorganisation whereby BTGI became the parent company of BT, this would have resulted in all the separable assets and liabilities of the BT Group as at 16 November 2001 being recorded at their fair values, substantial goodwill and goodwill amortisation charges arising and only the post demerger results being reflected within the BT Group consolidated financial statements. The directors consider that to have applied acquisition accounting in preparing these financial statements would have failed to give a true and fair view of the group's state of affairs and results. This is because, in substance, BT Group is the successor to BT and its shareholders have had a continuing interest in the BT business both before and after the demerger. The directors consider that it is not practicable to quantify the effects of this departure from the requirements of the Companies Act 1985.

In the company's financial statements, its investment in BTGI is stated at the nominal value of shares issued. In accordance with sections 131 and 133 of the Companies Act 1985, no premium was recorded on the ordinary shares issued (see note 37). On consolidation, the difference between the nominal value of the shares issued and the aggregate share capital, share premium and capital redemption reserve of BT at the date of the demerger (the merger difference), has been debited to the other reserves.

29. Related party transactions
In the year ended 31 March 2004, the group's turnover with its associates and joint ventures amounted to £1 million (2003 – £3 million, 2002 – £15 million) and the group purchased £60 million (2003 – £69 million, 2002 – £99 million) in services and products from these undertakings. Interest for the year of £nil (2003 – £nil, 2002 – £1 million) was receivable on debt due from these undertakings. The amount of debt outstanding with these undertakings, at 31 March 2004, was £28 million (2003 – £20 million). The maximum debt outstanding during the year was £43 million (2003 – £92 million). As at the latest practicable date, 14 May 2004, the amount of debt outstanding was £28 million.

There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.

30. Financial commitments, contingent liabilities and subsequent events

	2004 £m	2003 £m
Contracts placed for capital expenditure not provided in the accounts	879	616
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:		
Within one year	8	11
Between one and five years	29	26
After five years	330	317
Total payable within one year	**367**	354

Future minimum operating lease payments for the group at 31 March 2004 were as follows:

	2004 £m
Payable in the year ending 31 March:	
2005	367
2006	361
2007	362
2008	367
2009	369
Thereafter	9,088
Total future minimum operating lease payments	**10,914**

Operating lease commitments were mainly in respect of leases of land and buildings.

At 31 March 2004, other than disclosed below there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group's business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by O_2 UK Limited prior to its demerger with mmO_2 on 19 November 2001, mmO_2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$76 million (£41 million) as at 31 March 2004, although this could increase by a further US$582 million, (£317 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O_2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.

The group has guaranteed part of the bank borrowings of its joint venture Albacom SpA under the terms of the joint venture's refinancing in the 2004 financial year. This expires on the earlier of the loan being repaid or 31 October 2011. The guarantee is triggered if Albacom fails to meet the repayment schedule under the terms of the loan and is effectively capped at €34.5 million.

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The evidential hearings are continuing, in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.

31. Pension costs
Background
The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 ''Pension Costs'' (SSAP 24). In addition, disclosures have been presented in accordance with Financial Reporting Standard No. 17 ''Retirement Benefits'' (FRS 17).

The group offers retirement plans to its employees. The group's main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees' length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss charge represents the contribution payable by the group based upon a fixed percentage of employees' pay.

The total pension costs of the group (including discontinued activities) expensed within staff costs in the year was £404 million (2003 – £322 million, 2002 – £382 million), of which £376 million (2003 – £306 million, 2002 – £373 million) related to the group's main defined benefit pension scheme, the BTPS. The increase in the pension cost reflects the amortisation charge for the pension deficit partly offset by a reduction in the number of active members of the BTPS and the interest credit relating to the balance sheet prepayment. This total pension cost includes the cost of providing enhanced pension benefits to leavers, which amounted to £1 million (2003 – £60 million, 2002 – £46 million). In the year ended 31 March 2002 this profit and loss charge of £46 million was not the full cash cost of £186 million because there was a pension fund accounting surplus, including the provision on the balance sheet of £140 million, that was fully utilised before making a charge to the profit and loss account.

The pension cost applicable to the group's main defined contribution schemes in the year ended 31 March 2004 was £7 million, (2003 – £4 million, 2002 – £5 million), and £0.7 million (2003 – £0.4 million, 2002 – £0.3 million) of contributions to the schemes were outstanding at 31 March 2004.

The group occupies four properties owned by the scheme on which an annual rental of £3 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2004, the UK equities included 33 million (2003 – 37 million, 2002 – 55 million) ordinary shares of the company with a market value of £58 million (2003 – £58 million, 2002 – £154 million).

BT Pension Scheme
Funding valuation
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2002 forms the basis of determining the group's pension fund contributions for the year ending 31 March 2004 and future periods until the next valuation is completed. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.

The valuation basis for funding purposes is broadly as follows:
- scheme assets are valued at market value at the valuation date; and
- scheme liabilities are measured using a projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)			Nominal rates (per annum)		
	2002 valuation %	1999 valuation %	1996 valuation %	2002 valuation %	1999 valuation %	1996 valuation %
Return on existing assets, relative to market values	4.52	2.38	3.80	7.13	5.45	7.95
(after allowing for an annual increase in dividends of)	1.00	1.00	0.75	3.53	4.03	4.78
Return on future investments	4.00	4.00	4.25	6.60	7.12	8.42
Average increase in retail price index	–	–	–	2.50	3.00	4.00
Average future increases in wages and salaries	1.50*	1.75	1.75	4.04*	4.80	5.82
Average increase in pensions	–	–	–	2.50	3.00	3.75-4.00

*There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

The mortality assumption reflects improvements in life expectancy since the 1999 valuation and incorporates further future improvements.

31. Pension costs continued

The assumed rate of investment return, salary increases and mortality all have a significant effect on the funding valuation. A 0.25 percentage point change in these assumptions would have the following effects on the funding deficit:

| | Impact on funding deficit | |
	Increase £bn	Decrease £bn
0.25 percentage point change in:		
Investment return	(0.9)	0.9
Wage and salary increases	0.2	(0.2)

An additional year of life expectancy would result in a £0.7 billion increase in the deficit.

At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999 – £29.7 billion) and were sufficient to cover 91.6% (1999 – 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary's view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the market value of equity investments had fallen, the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the year ended 31 December 2002. As a result of the triennial funding valuation the group agreed to make employer's contributions at a rate of 12.2% of pensionable pay from April 2003 and annual deficiency payments of £232 million. This compared to the employer's contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation. In the year ended 31 March 2004, the group made regular contributions of £284 million (2003 – £278 million, 2002 – £303 million) and additional special contributions for enhanced pension benefits to leavers in the year ended 31 December 2002 of £130 million in the 2004 financial year (2003 – £129 million, 2002 – £400 million) and deficiency contributions of £612 million (2003 – £200 million, 2002 – £200 million) which includes the early payment of £380 million scheduled for payment in subsequent years.

Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make deficiency payments until the deficit is made good.

The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

SSAP 24 accounting valuation

The SSAP 24 valuation is broadly on the following basis:
■ scheme assets are valued at market value; and
■ scheme liabilities are measured using the projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

The pension costs for the 2003 and 2002 financial years were based on the SSAP 24 valuation at 31 March 2000. At 31 March 2000 there was a SSAP 24 deficit of £0.2 billion and the regular cost for the 2003 and 2002 financial years was 11.6% of pensionable salaries. The SSAP 24 valuation at 31 March 2000 was based on the same assumptions as the December 1999 funding valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be a nominal 5.6% per annum which equates to a real return of 2.5% per annum.

The pension cost for the 2004 financial year was based upon the SSAP 24 valuation at 31 March 2003. At 31 March 2003 there was a SSAP 24 deficit of £1.4 billion, before taking account of the balance sheet prepayment and the regular cost is 11.3% of pensionable salaries. The SSAP 24 valuation at 31 March 2003 is based on the 31 December 2002 funding valuation rolled forward, and uses the same assumptions as set out above, with the following exceptions:
■ return on existing assets is assumed to be a nominal 7.1% per annum, which equates to a real return of 4.7%;
■ average increase in retail price index is assumed to be 2.25% per annum; and
■ the average future increases in wages and salaries is assumed to include a short term reduction in the real salary growth assumption to 0.75% for the first three years, before returning to 1.5%.

31. Pension costs continued

The cumulative difference since the adoption of SSAP 24 between the cash contributions paid by the group to the pension scheme and the profit and loss charge is reflected on the balance sheet. The cumulative cash contributions exceed the profit and loss charge and the resulting difference is shown as a prepayment on the balance sheet. At 31 March 2004 the prepayment was £1,172 million (2003 – £630 million) with the increase being principally due to the additional special and deficiency contributions in the year.

The pension charge to the profit and loss account will also include the amortisation of the combined pension fund position and pension prepayment over the average remaining service lives of scheme members, which amounts to 13 years, and the cost of enhanced pension benefits provided to leavers.

FRS 17 – Retirement benefits

The group continues to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 has been deferred by the Accounting Standards Board and would apply to the group for the 2006 financial year. However, in the 2006 financial year the group will adopt International Financial Reporting Standards (IFRS). The requirements for disclosure under FRS 17 remain in force between its issue and adoption of IFRS, and the required information is set out below. FRS 17 specifies how key assumptions should be derived and applied. These assumptions are often different to the assumptions adopted by the pension scheme actuary and trustees in determining the funding position of pension schemes. The accounting requirements under FRS 17 are broadly as follows:

■ scheme assets are valued at market value at the balance sheet date;
■ scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and
■ movement in the scheme surplus/deficit is split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The financial assumptions used to calculate the BTPS liabilities under FRS 17 at 31 March 2004 are:

	Real rates (per annum)			Nominal rates (per annum)		
	2004 %	2003 %	2002 %	2004 %	2003 %	2002 %
Average future increases in wages and salaries	1.00*	1.50*	1.50	3.63*	3.78*	4.04
Average increase in pensions in payment and deferred pensions	–	–	–	2.60	2.25	2.50
Rate used to discount scheme liabilities	2.83	3.08	3.41	5.50	5.40	6.00
Inflation – average increase in retail price index	–	–	–	2.60	2.25	2.50

*There is a short term reduction in the real salary growth assumption to 0.75% for the first two years (2003 – three years).

The expected nominal rate of return and fair values of the assets of the BTPS at 31 March were:

	31 March 2004			31 March 2003			31 March 2002		
	Expected long-term rate of return (per annum) %	Asset fair value £bn	%	Expected long-term rate of return (per annum) %	Asset fair value £bn	%	Expected long-term rate of return (per annum) %	Asset fair value £bn	%
UK equities	8.2	9.2	34	8.2	7.4	34	8.0	11.1	41
Non-UK equities	8.2	8.1	30	8.2	6.4	30	8.0	8.1	30
Fixed-interest securities	5.3	4.0	15	5.2	3.1	14	5.6	3.0	11
Index-linked securities	4.4	2.3	9	4.3	1.7	8	4.8	1.9	7
Property	6.8	3.3	12	7.0	3.3	15	7.0	2.8	10
Cash and other	4.0	–	–	4.0	(0.4)	(1)	4.5	0.2	1
Total	**7.3**	**26.9**	**100**	7.4	21.5	100	7.4	27.1	100

31. Pension costs continued

The long-term expected rate of return on investments does not affect the level of the deficit but does affect the level of the expected return on assets within the net finance cost charged to the profit and loss account under FRS 17.

The net pension deficit set out below under FRS 17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2004 and 31 March 2003 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

| | 31 March 2004 | | | 31 March 2003 | | |
	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	26,900	32,000	5,100	21,500	30,500	9,000
Other liabilities	–	36	36	–	33	33
Total deficit			5,136			9,033
Deferred tax asset at 30%			(1,541)			(2,710)
Net pension liability			3,595			6,323

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March would be as follows:

	2004 £m	2003 £m
Net assets (deficiency)		
Net assets as reported	3,094	2,642
SSAP 24 pension prepayment (net of deferred tax)	(820)	(441)
SSAP 24 pension provision (net of deferred tax)	25	23
Net pension liability under FRS 17	(3,595)	(6,323)
Net deficiency including net pension liability	(1,296)	(4,099)

	2004 £m	2003 £m
Profit and loss reserve		
Profit and loss reserve, as reported	1,660	1,208
SSAP 24 pension prepayment (net of deferred tax)	(820)	(441)
SSAP 24 pension provision (net of deferred tax)	25	23
Net pension liability under FRS 17	(3,595)	(6,323)
Profit and loss reserve including net pension liability	(2,730)	(5,533)

On the basis of the above assumptions and in compliance with FRS 17 the amounts that would have been charged to the consolidated profit and loss account and the statement of total recognised gains and losses for the year ended 31 March 2004 would be as follows:

	2004 £m	2003 £m
Analysis of amounts that would be charged to operating profit on an FRS 17 basis		
Current service cost	438	444
Past service cost	1	60
Total operating charge	439	504
Amount that would be charged (credited) to net interest payable on an FRS 17 basis		
Expected return on pension scheme assets	(1,560)	(1,983)
Interest on pension scheme liabilities	1,615	1,694
Net finance expense (return)	55	(289)
Amount that would be charged to profit before taxation on an FRS 17 basis	494	215
Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on an FRS 17 basis		
Actual return less expected return on pension scheme assets	4,130	(6,995)
Experience (losses) gains arising on pension scheme liabilities	(290)	1,056
Changes in assumptions underlying the present value of the pension scheme liabilities	(500)	(1,660)
Actuarial gain (loss) recognised	3,340	(7,599)

31. Pension costs continued

The net pension cost of £494 million for the year ended 31 March 2004 (2003 – £215 million) under FRS 17 is £90 million higher (2003 – £107 million lower) than the profit and loss charge recognised under SSAP 24.

The movements in the net pension liability, on an FRS 17 basis, during the year were:

	2004 £m	2003 £m
Deficit at 1 April	9,033	1,830
Current service cost	438	444
Contributions	(1,051)	(611)
Past service costs	1	60
Other finance expense (income)	55	(289)
Actuarial (gain) loss recognised	(3,340)	7,599
Deficit at 31 March	5,136	9,033
Net pension liability, post tax, at 31 March	3,595	6,323

The history of experience gains (losses) which would have been recognised under FRS 17 were:

	2004	2003
Difference between expected and actual return on scheme assets:		
Amount (£m)	4,130	(6,995)
Percentage of scheme assets	15.4%	32.5%
Experience gains and losses on scheme liabilities:		
Amount (£m)	(290)	1,056
Percentage of the present value of scheme liabilities	0.9%	3.5%
Total amount recognised in statement of total recognised gains and losses:		
Amount (£m)	3,340	(7,599)
Percentage of the present value of scheme liabilities	10.4%	24.9%

32. Directors' emoluments

The emoluments of the directors for the year ended 31 March 2004 and the benefits received under the long-term incentive plans were, in summary, as follows:

	2004 £000	2003 £000	2002 £000
Salaries	3,150	3,212	2,223
Performance-related and special bonus	2,074	2,309	1,691
Deferred bonus in shares	1,037	1,484	492
Other benefits	467	644	160
	6,728	7,649	4,566
Payments to non-executive directors	337	294	414
Total emoluments	7,065	7,943	4,980
Gain on the exercise of share options[a]	–	–	75
Value of shares vested under the Executive Share Plan and Retention Share Plan	412	411	483

[a] The amount for the year ended 31 March 2002 is entirely attributable to former directors.

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the report on directors' remuneration on pages 58 to 71.

33. People employed

	2004		2003		2002	
	Year end '000	Average '000	Year end '000	Average '000	Year end '000	Average '000
Number of employees in the group:						
UK	91.6	94.8	96.3	98.4	100.1	104.9
Non-UK	8.3	8.3	8.4	9.0	8.5	9.7
Total continuing activities	**99.9**	**103.1**	104.7	107.4	108.6	114.6
UK	–	–	–	–	–	5.8
Non-UK	–	–	–	–	–	4.4
Total discontinued activities	**–**	**–**	–	–	–	10.2
Total employees	**99.9**	**103.1**	104.7	107.4	108.6	124.8

34. Employee share schemes

The company has a share ownership scheme used for employee share allocations (profit sharing), an employee share investment plan, savings-related share option schemes for its employees and those of participating subsidiaries, further share option schemes for selected group employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives.

Share option schemes

The major share option scheme, the BT Group Employee Sharesave Scheme, is savings related and the share options are normally exercisable on completion of a three or five year Save As You Earn contract. A similar savings related scheme exists for group employees based outside the UK.

Following the scheme of arrangement and demerger in November 2001, all options under the savings related schemes became exercisable for a period of six months. On expiry of this period, these options lapsed to the extent to which they had not been exercised. Shortly before the scheme of arrangement, 57 million shares were allotted to a special purpose trust to satisfy options which were likely to be exercised during that six month period.

Participants in the BT Share Option Scheme, the BT US Stock Option Plan, the BT Worldwide Share Option Scheme, and the BT Global Share Option Plan (the Executive Option Plans) were given the opportunity to (i) conditionally on the scheme of arrangement being sanctioned by the Court, release their options over British Telecommunications plc shares in consideration for the grant of options in their employer's new holding company (BT Group plc or mmO$_2$ plc); or (ii) if their options were already exercisable, exercise their options over ordinary shares irrespective of whether the scheme of arrangement was sanctioned by the Court; or (iii) if their options were not already exercisable, conditionally on the scheme of arrangement being sanctioned by the Court, exercise their options immediately following that time but prior to the reduction of BT Group's share capital.

To the extent that they had not already been exercised, these options lapsed on 16 November 2001, the effective date of the scheme of arrangement.

The BT Group Legacy Option Plan was operated on 17 December 2001 following the scheme of arrangement and demerger in November 2001. Replacement unapproved options over BT Group shares were granted to all participants in the Executive Option Plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and mmO$_2$ plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option.

On the demerger of mmO$_2$, BT's share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave schemes and the BT Group Global Share Option Plan.

In the 2004 financial year, options over 55 million shares were granted under the BT Group Share Option Plan. The options will be exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant. A second award of options over 64 million shares was also granted. This second award will vest in three equal tranches, on each of the first three anniversaries of the date of grant, subject to continued employment.

34. Employee share schemes continued
Options outstanding under these share option schemes at 31 March 2004 and 2003, together with their exercise prices and dates, were as follows:

Normal dates of exercise	2004 Option price per share	2004 millions	2003 Option price per share	2003 millions
BT Group Employee Sharesave schemes				
2005	218p–255p	26	218p–255p	51
2006	154p–173p	30	–	–
2007	218p–227p	54	218p–227p	113
2008	154p	123	–	–
Total		233		164
BT Group Legacy Option Plan[a]				
1994-2009	–	–	277p–727p	2
2001-2011	318p–602p	16	318p–602p	17
Total		16		19
BT Group Global Share Option Plan				
2004-2014	176p–199.5p	63	–	–
2005-2012	163p–263p	61	163p–263p	66
2006-2014	176p–199.5p	54	–	–
Total		178		66
Total outstanding options		427		249

[a] The option prices of shares under the BT Group Legacy Option Plan were adjusted at the time of the demerger as detailed on page 113.

The weighted average fair value of share options granted during the year ended 31 March 2004 has been estimated on the date of grant using a binomial option pricing model. The following weighted average assumptions were used in that model: an expected life extending one month later than the first exercise date; estimated annualised dividend yield of approximately 5% (2003 – 5%, 2002 – 5%); risk free interest rates of approximately 4% (2003 – 5%, 2002 – 6%); and expected volatility of approximately 25% (2003 – 40%, 2002 – 34%).

The weighted average fair value of the share options granted in the year ended 31 March 2004 was 42p (2003 – 55p, 2002 – 55p) for options exercisable three years after the date of grant and 51p (2003 – 72p, 2002 – 55p) for options exercisable five years after the date of grant. The weighted average fair value of options granted under the BT Group Global Share Option Plan has been estimated as 41p. The weighted average fair value of options granted under the Special Incentive Award has been estimated as 42p. The total value of share options granted by BT in the year ended 31 March 2004 was £22 million (2003 – £41 million, 2002 – £88 million).

In accordance with UK accounting practices, no compensation expense is recognised for the fair value of options granted where the exercise price equals the market price at date of grant or options granted under approved Sharesave schemes. See United States Generally Accepted Accounting Principles – IV Accounting for share options for the treatment under US GAAP.

34. Employee share schemes continued

Options granted, exercised and lapsed under these share option schemes during the years ended 31 March 2002, 2003 and 2004 and options exercisable at 31 March 2002, 2003 and 2004 were as follows:

	Savings[a] related schemes millions	Savings[b] related schemes millions	Executive option plans millions	Total millions	Exercise price range	Weighted average exercise price
Outstanding, 31 March 2002	160	92	24	276	218p–852p	448p
Granted	45	–	65	110	168p–255p	201p
Exercised	–	(8)	–	(8)	240p–332p	321p
Lapsed	(41)	(84)	(4)	(129)	187p–852p	432p
Outstanding, 31 March 2003	164	–	85	249	163p–727p	231p
Granted	165	–	119	284	154p–199.5p	175p
Lapsed	(96)	–	(10)	(106)	154p–716p	220p
Outstanding, 31 March 2004	**233**	**–**	**194**	**427**	**154p–727p**	**196p**
Exercisable, 31 March 2002	–	47	7	54	218p–852p	395p
Exercisable, 31 March 2003	–	–	11	11	255p–727p	491p
Exercisable, 31 March 2004	–	–	13	13	255p–727p	476p

[a] The BT Group Employee Sharesave schemes.
[b] The BT Employee Sharesave schemes.

Incentive Share Plan and Retention Share Plan

The BT Incentive Share Plan (ISP) and the BT Retention Share Plan (RSP) were introduced for employees of the group in 2000. Under the plans, company shares are acquired by an employee share ownership trust and are conditionally awarded to participants. Under the ISP participants are normally only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. If the company has exceeded the pre-determined corporate performance measure the participants may be awarded up to double the shares conditionally awarded. The corporate performance measure is BT's total shareholder return (TSR) measure against those top 100 companies listed on the London Stock Exchange, as rated by the *Financial Times* (the FTSE 100 index), at the beginning of the relevant performance period. Awards made under the ISP in 2000 and 2001 did not vest as the company did not meet the corporate performance measure. Under the RSP the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The shares are transferred at the end of a specified period, only if the individual is still employed by the group. During the 2004 financial year 720,472 (2003 – 374,039) shares vested in 7 (2003 – 11) participants in the RSP.

Executive Share Plan and Deferred Bonus Plan

The BT Executive Share Plan (ESP) was introduced for employees of the group in 1994. Under the ESP, company shares are acquired by an employee share ownership trust and are conditionally awarded to participants. Participants are only entitled to these shares in full at the end of a five-year period under the ESP if, at the end of the period, the company has met the relevant pre-determined corporate performance measure. Awards of shares were granted in each of the years from 1994 to 1999 under the ESP.

The corporate performance measure is BT's total shareholder return (TSR) measure against those top 100 companies listed on the London Stock Exchange, as rated by the FTSE 100 index, at the beginning of the relevant performance period.

The sixth five-year performance cycle of the ESP ended on 31 March 2004 and on the basis of the corporate performance measure, the company's Total Shareholder Return (TSR) target relative to other companies in the FTSE 100, no shares vested. The fifth five-year performance cycle of the ESP ended on 31 March 2003 and on the basis of the corporate performance measure, no shares vested. The fourth five-year performance cycle of the ESP ended on 31 July 2002 and on the basis of the corporate performance measure, 32.5% of the shares vested on 1 August 2002 in 65 participants and 1.0 million shares were transferred to those participants.

34. Employee share schemes continued

The BT Deferred Bonus Plan (DBP) was established in 1998 and awards are granted annually to employees of the group. Under this plan, shares in the company are acquired by an employee share ownership trust and transferred to participants at the end of three years if he or she has continued to be employed by the group throughout that period. On 1 August 2003, 653,899 shares (1 August 2002 – 657,592) were transferred to 225 participants (1 August 2002 – 223) at the end of the three-year deferred period.

At 31 March 2004, 30.5 million shares (2003 – 31.7 million shares) in the company were held in trust for employee share schemes, of which no shares (2003 – 15.5 million shares) were held for the ISP, 3.0 million shares (2003 – 2.9 million shares) were held for the RSP, no shares (2003 – 2.3 million shares) were held for the ESP and 6.5 million shares (2003 – 4.2 million shares) were held for the DBP. Dividends or dividend equivalents earned on the shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Additional information relating to the plans is as follows:

Year ended 31 March 2004	ISP £m	RSP £m	ESP £m	DBP £m	Total £m
Value of range of possible future transfers: nil to	–	5.3	–	11.4	**16.7**
Provision for the costs of the plans charged to the profit and loss account in year	–	7.8	–	6.7	**14.5**
Nominal value of shares held in trust	–	0.2	–	0.3	**0.5**
Market value of shares held in trust	–	5.3	–	11.4	**16.7**

Year ended 31 March 2003	ISP £m	RSP £m	ESP £m	DBP £m	Total £m
Value of range of possible future transfers: nil to	24.3	4.6	3.6	6.7	**39.2**
Provision for the costs of the plans charged (credited) to the profit and loss account in year	–	(0.2)	(0.2)	5.8	**5.4**
Nominal value of shares held in trust	0.8	0.1	0.1	0.2	**1.2**
Market value of shares held in trust	24.3	4.6	3.6	6.7	**39.2**

Of the total BT Group plc shares held, 21.0 million shares were held at 31 March 2004 in trust for future awards under employee share schemes. These shares had a nominal value of £1 million and a market value of £37.2 million at 31 March 2004.

The values of possible future transfers of shares under the plans were based on the BT Group plc share price at 31 March 2004 of 177p (2003 – 157p). The provisions for the costs of the ISP, RSP and ESP were based on best estimates of the company's performance over the plans' conditional periods, relating to those portions of the plan conditional periods from commencement up to the financial year end.

Employee Share Investment Plan

From December 2001 the BT Group Employee Share Investment Plan (ESIP) was in operation. The ESIP, which has been approved by the Inland Revenue, gives UK employees an opportunity to purchase shares (partnership shares) monthly out of pre-tax salary up to a maximum value of £1,500 per year. During the 2004 financial year, 6.0 million shares (2003 – 5.3 million shares) were purchased by the Trustee of the ESIP on behalf of 13,974 (2003 – 12,092) employees at a total cost of £11.1 million (2003 – £10.6 million). The free shares element of the ESIP allows BT to provide free shares to UK employees which are held in trust for at least three years. A phantom plan, which delivers cash awards equivalent to the value of the free shares, operates for employees outside the UK. In 2004, 1% of pre-tax profits, amounting to £20 million, was set aside for the ESIP and the phantom plan for employees outside the UK (2003 – £36 million). The allocation of this sum was subject to two performance targets, one of increasing earnings per share by 15% and the other of reducing customer dissatisfaction by 25%, with only the first target being achieved. The ESIP replaced the BT Employee Share Ownership Scheme which operated for employee profit sharing until 2001.

Employee Stock Purchase Plan

The BT Group Employee Stock Purchase Plan (ESPP) for employees in the US enables participants to purchase ADSs quarterly at a price (the Base Option Price) which is 85% of the market price of an ADS at the start of the offer (and in the case of employees who have joined the ESPP after the start of the offer, 85% of the market price on the date of joining, whichever is higher). Up to 15 May 2004, 69,164 new shares have been issued and 226,218 shares have been transferred to participants out of treasury under the ESPP. As the ADS price was less than the Base Option Price of US$31.72 from July 2002 to April 2003, the ESPP was suspended in accordance with the rules of the ESPP from April 2003 until the end of the first offer in December 2003. A second offer was launched in December 2003, with a Base Option Price of US$25.61 and will run until December 2004.

35. Auditors
The auditors' remuneration for the year ended 31 March 2004 for the group was £3,790,000 (2003 – £2,943,000, 2002 – £2,702,000). The audit fees payable to the company's auditors, PricewaterhouseCoopers LLP, for the company and UK subsidiary undertakings' statutory accounts were £2,482,000 (2003 – £1,910,000, 2002 – £1,656,000). The audit fee of the company was £32,000 (2003 – £31,000, 2002 – £44,000). The following fees for audit and non-audit services were paid or are payable to the company's auditors, PricewaterhouseCoopers LLP, for the years ended 31 March 2004, 31 March 2003 and 31 March 2002:

	2004 £000	2003 £000	2002 £000
Audit services			
Statutory audit	3,767	2,916	2,649
Regulatory audit	1,950	1,690	1,142
	5,717	4,606	3,791
Further assurance services			
Rights issue, restructuring and demerger projects	–	–	14,161
Corporate finance advice	462	265	982
Other	82	829	1,960
	544	1,094	17,103
Tax services	2,656	2,245	1,883
Other services			
Systems advice	–	3,765	2,565
Other	110	766	1,537
	110	4,531	4,102
Total	9,027	12,476	26,879

Total fees paid or payable to PricewaterhouseCoopers LLP in the UK for non audit services in the year ended 31 March 2004 were £4,545,000 (2003 – £8,980,000, 2002 – £22,683,000).

   In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company's external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.

   Under the terms of BT's main licence the group is required to publish audited regulatory financial statements. The fees for regulatory work principally reflect the audit fees associated with those regulatory financial statements. The fees for tax services include tax compliance and tax advisory services. The fees for systems advice in the year ended 31 March 2003 related to advisory services provided in connection with the implementation of certain billing systems. These services, which were provided by PwC Consulting, the consulting business of PricewaterhouseCoopers that was sold to IBM in October 2002, commenced in 2002 and were completed in 2003.

36. Financial instruments and risk management
The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group's operations.

   The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.

   The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.

36. Financial instruments and risk management continued

During the year ended 31 March 2004, the group's net debt reduced from £9.6 billion to £8.4 billion due to working capital inflows. During the 2004 financial year, the group restructured some of its swaps portfolio to mitigate credit risk to certain counter parties. As a result, the group terminated £7 billion of cross-currency interest rate swaps and replaced these with new swaps which had the same economic hedging effect. This resulted in the group paying £445 million in reducing gross debt and receiving £420 million of interest. The interest receipt has been included in deferred income and will be amortised to the profit and loss account over the term of the underlying debt. The group's fixed:floating interest rate profile is 76:24 at 31 March 2004.

During the year ended 31 March 2003, the group's net debt reduced from £13.7 billion to £9.6 billion. £2.6 billion was realised from the disposal of the group's interest in Cegetel Groupe SA in the year, and the group has closed out £2.6 billion of associated fixed interest rate swaps. The group's fixed:floating interest rate profile therefore remained at 88:12 at 31 March 2003.

During the year ended 31 March 2002, net debt was reduced from £27.9 billion to £13.7 billion mainly by the group's rights issue, disposal of its Yell business, its Japanese and Spanish interests, and the property sale and leaseback transaction. The proceeds of the rights issue and sale of assets were applied mainly in reducing short-term borrowings. The group repaid substantially all of its medium-term notes and commercial paper in that year. As a result of the demerger of the mmO$_2$ business including its European operations, the group swapped an additional €7 billion into floating rate sterling debt. This, in conjunction with the novation of £1 billion fixed rate swaps to Telereal for the property transaction, enabled the group to maintain its fixed:floating ratio at approximately 88:12 at 31 March 2002.

The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.

There has been no change in the nature of the group's risk profile between 31 March 2004 and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

(a) Interest rate risk management

The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group's then future borrowings, all of which have now been taken on.

At 31 March 2004, the group had outstanding interest rate swap agreements having a total notional principal amount of £5,210 million (2003 – £5,170 million).

(b) Foreign exchange risk management

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars and the euro). The remaining terms of the currency swaps are up to 30 years and the terms of currency forward exchange contracts are typically less than one year.

The purpose of the group's foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 March 2004, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £11,367 million (2003 – £14,545 million).

The fair values of forward foreign currency contracts at 31 March 2004 were £301 million (2003 – £673 million) for purchases of currency and £1,223 million (2003 – £1,041 million) for sales of currency. These fair values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.

At 31 March 2004, the group had deferred unrealised gains of £nil (2003 – £2 million) and losses of £5 million (2003 – £nil), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net gains of £3 million (2003 – £10 million). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

36. Financial instruments and risk management continued

(c) Concentrations of credit risk and credit exposures of financial instruments

The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.

The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating was downgraded below A3 in the case of Moody's or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's interest charge by approximately £32 million per annum. BT's current credit rating from S&P is A minus. Based upon the total debt of £9 billion outstanding on these instruments at 31 March 2004, BT's annual interest charge would increase by approximately £45 million if BT's credit ratings were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £23 million.

(d) Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group's financial instruments at 31 March 2004 and 2003. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.

	Carrying amount		Fair value	
	2004 £m	2003 £m	2004 £m	2003 £m
Non-derivatives:				
Assets				
Cash at bank and in hand	109	91	109	91
Short-term investments[a]	5,117	6,311	5,117	6,319
Fixed asset investments[b]	231	317	229	311
Liabilities				
Short-term borrowings	2	4	2	4
Long-term borrowings, excluding finance leases[c]	11,800	15,966	13,506	17,720
Derivatives relating to investments and borrowings (net)[d]:				
Assets	–	10	–	229
Liabilities	748	–	1,182	–
Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net):				
Assets	–	2	–	2
Liabilities	–	–	–	–

[a] The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.

[b] The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.

[c] The fair value of the group's bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

[d] The fair value of the group's outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

36. Financial instruments and risk management continued

The following information is provided in accordance with the requirements of FRS 13 – ''Derivatives and other financial instruments: disclosures''. Except for disclosures under *currency exposures* below, the financial information excludes all of the group's short-term debtors and creditors.

Financial liabilities

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial liabilities at 31 March was:

	2004				2003			
Currency:	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	7,747	5,950	–	13,697	8,814	7,172	–	15,986
Euro	–	–	–	–	–	–	18	18
Total	7,747	5,950	–	13,697	8,814	7,172	18	16,004

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	2004		2003	
Currency:	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	8.7	13	8.5	13

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR. The financial liabilities on which no interest is paid are due to mature within one year of the balance sheet date.

The maturity profile of financial liabilities is as given in note 25.

Financial assets

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial assets at 31 March was:

	2004				2003			
Currency:	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Sterling	1,310	3,962	167	5,439	457	5,974	255	6,686
Euro	–	–	23	23	–	–	19	19
Other	–	–	41	41	–	–	43	43
Total	1,310	3,962	231	5,503	457	5,974	317	6,748

The sterling fixed rate financial assets yield interest at a weighted average of 4.5% (2003 – 4.3%) for a weighted average period of 22 months (2003 – 16 months).

The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

36. Financial instruments and risk management continued

Currency exposures

The table below shows the currency exposures of the group's net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or ''functional'') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

	2004					2003				
	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of group operation:										
Sterling	–	43	7	1	51	–	–	–	1	1
Euro	–	2	–	2	4	3	(6)	–	–	(3)
Other	–	–	–	–	–	1	3	–	–	4
Total	–	45	7	3	55	4	(3)	–	1	2

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

At 31 March 2004, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

Fair values of financial assets held for trading

	2004 £m	2003 £m
Net gain included in profit and loss account	61	34
Fair value of financial assets held for trading at 31 March	785	2,610

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2004 did not differ materially from the year end position.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2004 and 31 March 2003 are as follows:

	2004		2003	
	Gains £m	Losses £m	Gains £m	Losses £m
Gains and losses:				
recognised in the year but arising in previous years[a]	104	106	16	27
unrecognised at the balance sheet date	306	740	1,088	878
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	564	122	140	128
expected to be recognised in the following year:				
unrecognised at balance sheet date	9	–	16	1
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	124	59	104	106

[a] Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

During the year ended 31 March 2003, the group entered into two derivatives contracts as an investment in a UK listed equity, with limited net overall exposure. At 31 March 2003, the two contracts had a net value of £nil, consisting of a futures purchase contract with a fair value of £68 million and a futures sales contract with a fair value of £68 million. These contracts were closed out in April 2003.

Unused committed lines of credit

Unused committed lines of credit for short-term financing available at 31 March 2004 totalled approximately £145 million (2003 – £575 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

37. Company balance sheet

	2004 £m	2003 £m
Fixed assets		
Investment in subsidiary undertaking	9,971	9,971
Total fixed assets	9,971	9,971
Current assets		
Debtors[a]	456	368
Investments[b]	2	2
Cash at bank and in hand	62	2
Total current assets	520	372
Creditors: amounts falling due within one year[c]	470	370
Net current assets	50	2
Total assets less current liabilities	10,021	9,973
Capital and reserves[d]		
Called up share capital	432	434
Share premium account	2	2
Capital redemption reserve	2	–
Profit and loss account	9,585	9,537
Total equity shareholders' funds	10,021	9,973

[a] Debtors consists of amounts owed by subsidiary undertakings of £456 million (2003 – £368 million).
[b] The company invested in a listed investment, with a book value and market value of £1 million (2003 – £1 million), and short term loans to subsidiary undertakings of £1 million (2003 – £1 million).
[c] Creditors consists of dividends payable of £454 million (2003 – £366 million), amounts owed to subsidiary undertakings of £9 million (2003 – £nil) and other creditors of £7 million (2003 – £4 million).
[d] Capital and reserves are shown on page 123.

The financial statements of the company on pages 122 to 123 were approved by the board of directors on 19 May 2004 and were signed on its behalf by

Sir Christopher Bland Chairman
Ben Verwaayen Chief Executive
Ian Livingston Group Finance Director

37. Company balance sheet continued

	Share capital[e] £m	Share premium account[f] £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
Balance at 1 April 2001	–	–	–	–	–
Issue of shares	9,971	–	–	–	9,971
Capital reduction	(9,537)	–	–	9,537	–
Movement relating to BT's employee share ownership trust	–	2	–	–	2
Profit for the financial year[g]	–	–	–	173	173
Dividends (2.0p per ordinary share)	–	–	–	(173)	(173)
Balances at 31 March 2002	434	2	–	9,537	9,973
Profit for the financial year[g]	–	–	–	560	560
Dividends (6.5p per ordinary share)	–	–	–	(560)	(560)
Balances at 31 March 2003	434	2	–	9,537	9,973
Movement relating to BT's employee share ownership trust[i]	–	–	–	–	–
Purchase of own shares[h]					
– shares cancelled	(2)	–	2	(64)	(64)
– treasury shares	–	–	–	(80)	(80)
Profit for the financial year[g]	–	–	–	924	924
Dividends (8.5p per ordinary share)	–	–	–	(732)	(732)
Balances at 31 March 2004	**432**	**2**	**2**	**9,585**	**10,021**

[e] The authorised share capital of the company throughout the years ended 31 March 2004 and 31 March 2003 was £13,463 million representing 269,260,253,468 ordinary shares of 5p each.
The allotted, called up and fully paid ordinary share capital of the company at 31 March 2004 was £432 million (2003 – £434 million), representing 8,634,629,038 ordinary shares of 5p each (2003 – 8,670,849,554).
Of the authorised but unissued share capital at 31 March 2004, 26 million ordinary shares (2003 – 25 million) were reserved to meet options granted under employee share option schemes described in note 34.

[f] The share premium account, representing the premium on allotment of shares is not available for distribution.

[g] The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £924 million (2003 – £560 million). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[h] During the year ended 31 March 2004 the company repurchased 80,571,000 of its own shares of 5p each, representing 1% of the called-up share capital, for an aggregate consideration of £144 million. Of the total shares repurchased 36,222,000 shares with an aggregate nominal value of £2 million were cancelled immediately and 44,349,000 shares with an aggregate nominal value of £2 million are held as treasury shares.

[i] Ordinary shares allotted during the year were as follows:

	Number	Nominal value £m	Consideration £m
Savings related schemes for the year ended 31 March 2004	**1,484**	**–**	**–**

United States Generally Accepted Accounting Principles

The United States Generally Accepted
Accounting Principles are divided into
the following sections:

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

i   Differences between United Kingdom and United States generally accepted accounting principles

The following are the main differences between UK and US GAAP which are relevant to the group's financial statements.

(a) Sale and leaseback of properties

Under UK GAAP, the sale of BT's property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as financing and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b) Pension costs

Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24, with costs being charged against profits over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

(c) Accounting for redundancies

Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.

Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees. The fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period.

(d) Capitalisation of interest

Under UK GAAP, the group does not capitalise interest. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. This included capitalisation of interest incurred on funding the 3G licences up to the date of the mmO_2 demerger. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2004 under US GAAP, gross capitalised interest of £358 million (2003 – £461 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of 3 to 25 years.

(e) Goodwill

Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. All unamortised and pre-April 1998 goodwill will be brought back to the profit and loss account on disposal. Following the implementation of UK Financial Reporting Standard No. 10 (FRS 10), goodwill arising on acquisitions completed after 1 April 1998 is capitalised and amortised on a straight line basis over its useful economic life.

Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. With effect from 1 April 2002 BT has adopted SFAS No. 142, and goodwill is no longer amortised but tested annually for impairment. In connection with the adoption of SFAS No. 142 transitional and annual impairment reviews were performed. There was no transitional impairment charge recorded. As a result of the annual impairment review, no goodwill impairment charge was recognised in the year ended 31 March 2004 (2003 – £54 million). Goodwill of £12 million (2003 – £20 million) amortised under UK GAAP is written back through the income statement.

Had the cessation of goodwill amortisation requirement of SFAS No. 142 been applied in prior periods, results of operations would have been as follows:

	2003 £m	2002 £m
Net income (loss) as adjusted for US GAAP	4,134	(732)
Add back: goodwill amortisation	–	34
Adjusted net income (loss)	4,134	(698)
Adjusted basic earnings per American Depositary Share	£4.80	£(0.84)
Adjusted diluted earnings per American Depositary Share	£4.80	£(0.84)

(f) Mobile cellular telephone licences, software and other intangible assets
Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives of 20 years.

(g) Financial instruments
Under UK GAAP, investments are held on the balance sheet at historical cost, and own shares held in trust for share schemes are recorded in fixed asset investments. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders' equity, respectively.

Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP. Under US GAAP, financial instruments do not qualify for hedge accounting due to the extensive documentation requirements. These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in the profit and loss account. The reassessment and purchase of derivatives in the year ended 31 March 2004 gave rise to an adjustment reducing net income by £133 million net of tax (2003 – increase £610 million). The net unrealised holding gain on equity investments held as available-for-sale securities for the year ended 31 March 2004 was £5 million (2003 – £22 million, 2002 – £271 million). SFAS 133 became effective for BT on 1 April 2001 and the unamortised transitional adjustment of £9 million net of tax remains in shareholders' equity at 31 March 2004.

(h) Deferred gain
Under UK GAAP, assets contributed to a joint venture by the group's partners are measured at their net replacement cost. Any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture, including certain accrued start up costs, is immediately reflected by adjusting the group's investment in the joint venture and recording a deferred difference in shareholders' equity. Under US GAAP, the assets contributed by all joint venture partners are carried at their historical net book value and any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture is amortised over the life of the items giving rise to the difference.

(i) Employee share plans
Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

Under UK GAAP, shares held by employee share ownership trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

(j) Investments in associates
Under UK GAAP, the economic interest in the associates' operating profits before minority interest is reported as part of the total operating profit. For those associates in which a minority interest is recognised in their respective statements of profit and loss, such minority interest is reported as minority interest in the consolidated profit and loss account. Under US GAAP, the minority interest in the associates is reclassified from minority interest and reported within the share of results of associates.

(k) Deferred taxation

Under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not. As a result of changes in circumstances, previously recognised deferred tax liabilities were released in the 2003 financial year. At 31 March 2004 total deferred tax liabilities were £2,780 million primarily in respect of accelerated capital allowances and total deferred tax assets were £2,240 million, primarily in respect of pension obligations.

(l) Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(m) Impairment

Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.

   US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the asset. The impairment loss recognised in the income statement is based on the asset's fair value, being either market value or the sum of discounted future cash flows.

(n) Discontinued operations

Under UK GAAP, the disposal of certain lines of business and joint ventures and associates are shown as discontinued activities. Under US GAAP, only the disposals of lines of business under SFAS No. 144 would be reported as discontinued operations.

(o) Disposals of businesses

There are timing differences between UK GAAP and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

(p) Property rationalisation provision

Under UK GAAP in the 2003 financial year, a provision in connection with the rationalisation of the group's London office property portfolio was recorded. Under US GAAP, in accordance with SFAS No 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties.

(q) Software

Under UK GAAP long-term contracts to design, build and operate software solutions are accounted for under SSAP 9 ''Stocks and long-term contracts'' and FRS 5 ''Reporting the substance of transactions'', under which turnover is recognised as earned over the contract period.

   Under US GAAP revenue of £77 million under these contracts is deferred in the 2004 financial year under SOP 97-2 ''Software revenue recognition'', which requires vendor specific objective evidence to support the fair value of the separate elements to be delivered. There was no impact on net income.

ii Net income and shareholders' equity reconciliation statements

The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income
Years ended 31 March

	2004 £m	2003 £m	2002 £m
Net income applicable to shareholders under UK GAAP	1,417	2,686	995
Adjustment for:			
Sale and leaseback of properties	(85)	(114)	(1,178)
Pension costs	(428)	(177)	(106)
Redundancy charges	20	–	(140)
Capitalisation of interest, net of related depreciation	(23)	(17)	398
Goodwill	12	(35)	11
Mobile licences, software and other intangible asset capitalisation and amortisation, net	–	(26)	(32)
Financial instruments	(82)	731	23
Deferred gain	–	–	313
Impairment	(24)	(24)	147
Employee share plans	(8)	(11)	(8)
Property rationalisation provision	(142)	147	–
Disposals of businesses	–	130	254
Deferred taxation	4	976	(1,320)
	661	4,266	(643)
Tax effect of US GAAP adjustments	222	(132)	(89)
Net income (loss) as adjusted for US GAAP	**883**	4,134	(732)
Basic earnings (loss) per American Depositary Share as adjusted for US GAAP[a]	**£1.02**	£4.80	£(0.88)
Diluted earnings (loss) per American Depositary Share as adjusted for US GAAP[a]	**£1.02**	£4.77	£(0.88)

[a] Each American Depositary Share is equivalent to ten ordinary shares.

In the 2004 and 2003 financial years all the adjustments relate to continuing operations (2002 – £2,009 million reduction in relation to discontinued operations). Net income from continuing operations was £883 million (2003 – £4,134 million, 2002 – £1,680 million loss).

The adjustments to net income relating to discontinued operations are £nil (2003 – £nil, 2002 – £282 million).

Shareholders' equity
At 31 March

	2004 £m	2003 £m
Shareholders' equity under UK GAAP	3,094	2,642
Adjustment for:		
Sale and leaseback of properties	(1,377)	(1,292)
Pension costs	(5,714)	(6,371)
Redundancy charges	20	–
Capitalisation of interest, net of related depreciation	195	225
Goodwill	124	113
Financial instruments	(8)	86
Impairment	100	124
Property rationalisation provision	5	147
Deferred taxation	(59)	(63)
Dividend declared after the financial year end	454	366
	(3,166)	(4,023)
Tax effect of US GAAP adjustments	1,711	1,765
Shareholders' equity as adjusted for US GAAP	**(1,455)**	(2,258)

iii Minority interests

Under US GAAP, the income to minority interests would have been unchanged (2003 – £27 million reduction, 2002 – £26 million reduction) after adjusting for goodwill amortisation and accounting for associates and joint ventures. Net assets attributable to minority interests would have been unchanged (2003 – unchanged) after adjusting for financial instruments.

iv Accounting for share options

Under UK GAAP, the company does not recognise compensation expense for the fair value, at the date of grant, of share options granted under the employee share option schemes. Under US GAAP, the company adopted the disclosure-only provisions in SFAS No. 123 ''Accounting for Stock-Based Compensation''. Accordingly, the company accounts for share options in accordance with APB Opinion No. 25 ''Accounting for Stock Issued to Employees'', under which no compensation expense is recognised. Had the group expensed recognised compensation cost for options granted in accordance with SFAS No. 123, the group's pro forma net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share under US GAAP would have been £862 million (2003 – £4,127 million, 2002 – £792 million loss), 10.0p (2003 – 47.9p, 2002 – 9.5p loss) and 9.9p (2003 – 47.6p, 2002 – 9.5p loss), respectively. See note 34 for the SFAS No. 123 disclosures of the fair value of options granted under employee schemes at date of grant.

v Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.

Under SFAS No. 95, cash and cash equivalents include cash and short-term investments with maturities of three months or less at the date of purchase. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, would be included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, is included in investing activities under US GAAP. Dividends paid are included within financing activities under US GAAP.

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

	2004 £m	2003 £m	2002 £m
Net cash provided by operating activities	4,632	3,395	1,455
Net cash (used) provided by investing activities	(3,460)	1,253	3,049
Net cash used in financing activities	(3,093)	(2,852)	(5,611)
Net (decrease) increase in cash and cash equivalents	(1,921)	1,796	(1,107)
Effect of exchange rate changes on cash	(5)	13	(50)
Cash and cash equivalents under US GAAP at beginning of year	2,933	1,124	2,281
Cash and cash equivalents under US GAAP at end of year	1,007	2,933	1,124
Short-term investments with original maturities of less than three months	(898)	(2,842)	(966)
Cash at bank and in hand under UK GAAP at end of year	109	91	158

vi Current asset investments

Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders' equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.

vi Current asset investments continued

At 31 March 2004, the group held trading investments (as defined by US GAAP) with fair values totalling £423 million (2003 – £935 million). Held-to-maturity securities at 31 March 2004 and 2003 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments at 31 March 2004	3,629	3,629
Commercial paper, medium-term notes and other investments at 31 March 2003	2,565	2,565

The contractual maturities of the held-to-maturity debt securities at 31 March 2004 were as follows:

	Amortised cost £m	Estimated fair value £m
Maturing on or before 31 March 2005	2,253	2,253
Maturing after 1 year through 5 years	1,376	1,376
Total at 31 March 2004	3,629	3,629

Available for sale investments at 31 March 2004 and 2003 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments at 31 March 2004	214	214
Commercial paper, medium-term notes and other investments at 31 March 2003	–	–

The contractual maturities of the available for sale investments at 31 March 2004 were as follows:

	Amortised cost £m	Estimated fair value £m
Maturing on or before 31 March 2005	214	214
Maturing after 1 year through 5 years	–	–
Total at 31 March 2004	214	214

vii Pension costs

The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.

The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 7.35% (2003 – 6.9%, 2002 – 6.5%). The components of the pension cost for the main pension scheme comprised:

	2004 £m	2003 £m	2002 £m
Service cost	388	453	564
Interest cost	1,657	1,707	1,739
Expected return on scheme assets	(1,646)	(1,813)	(1,863)
Amortisation of prior service costs	24	24	24
Amortisation of net obligation at date of limited application of SFAS No. 87	2	52	52
Recognised gains	378	(22)	(67)
Additional cost of termination benefits	1	60	140
Pension cost for the year under US GAAP	804	461	589

vii Pension costs continued

The information required to be disclosed in accordance with SFAS No. 132 concerning the funded status of the main scheme at 31 March 2003 and 31 March 2004, based on the valuations at 1 January 2003 and 1 January 2004, respectively, is given below.

Minimum liability, intangible asset and other comprehensive income	2004 £m	2003 £m
Plan assets at fair value	26,675	22,757
Accumulated benefit obligation	31,137	28,551
Minimum liability	4,462	5,794
Net amount recognised at end of year	(2,275)	(2,497)
Minimum additional liability	2,187	3,297
Intangible asset as at 31 March 2004:		
Unrecognised net transition obligation	–	(2)
Unrecognised prior service cost	(79)	(103)
Accumulated other comprehensive income	2,108	3,192

Changes in benefit obligation	2004 £m	2003 £m
Benefit obligation at the beginning of the year	30,277	29,097
Service cost	388	453
Interest cost	1,657	1,707
Employees' contributions	148	156
Additional cost of termination benefits	1	60
Actuarial movement	1,428	152
Other changes	5	13
Benefits paid or payable	(1,456)	(1,361)
Benefit obligation at the end of the year	32,448	30,277

The benefit obligation and pension cost for the main pension scheme were determined using the following assumptions at 1 January 2002, 2003 and 2004:

	2004 per annum %	2003 per annum %	2002 per annum %
Discount rate	5.5	5.6	6.0
Rate of future pay increases	3.6	3.8	4.0
Rate of future pension increases	2.6	2.25	2.5

Contributions expected to be paid to the plan during the next fiscal year are estimated at £290 million.

Changes in scheme assets	2004 £m	2003 £m
Fair value of scheme assets at the beginning of the year	22,757	26,597
Actual return on scheme assets	4,195	(3,255)
Employer's contributions[a]	1,026	607
Employees' contributions	148	156
Other changes	5	13
Benefits paid or payable	(1,456)	(1,361)
Fair value of scheme assets at the end of the year	26,675	22,757

Funded status under US GAAP	2004 £m	2003 £m
Projected benefit obligation in excess of scheme assets	(5,773)	(7,520)
Unrecognised net obligation at date of initial application of SFAS No. 87[b]	–	2
Unrecognised prior service costs[c]	79	103
Other unrecognised net actuarial losses	3,419	4,918
Net amount recognised under US GAAP	(2,275)	(2,497)

[a] The employer's contributions for the year ended 31 March 2004 includes special contributions of £362 million paid in December 2003 and £380 million paid in March 2004 (2003 – £329 million paid in December 2002).
[b] The unrecognised net obligation at the date of initial application is being amortised over 15 years from 1 April 1988.
[c] Unrecognised prior service costs on scheme benefit improvements are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

vii Pension costs continued

Asset allocation

The Trustees of the main pension scheme approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

| | Year ended 31 December 2003 | | |
	Fair value £bn	%	Target %
Equities	17.1	65.0	64.75
Fixed interest bonds	3.9	14.8	15.25
Index linked securities	2.1	8.0	8.00
Property	3.2	12.2	12.00
Cash	–	–	–
	26.3	100.0	100.00

| | Year ended 31 December 2002 | | |
	Fair value £bn	%	Target %
Equities	14.8	64.9	64.75
Fixed interest bonds	3.4	15.0	15.25
Index linked securities	1.8	7.7	8.00
Property	3.1	13.9	12.00
Cash	(0.4)	(1.5)	–
	22.7	100.0	100.00

The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The expected return of 7.27% per annum used for the calculation of pension costs for the year ending 31 March 2005 is consistent with that adopted for FRS 17.

viii Income statement in US GAAP format

The group profit and loss accounts on pages 78 to 80 comply with UK GAAP and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting goodwill amortisation and exceptional items because these items predominantly relate to corporate transactions rather than the trading activities of the group. For SEC reporting purposes this presentation would be considered ''non GAAP'' and therefore the group has also prepared the following income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The financial numbers disclosed in the following income statement are prepared under UK GAAP.

	2004 £m	2003 £m	2002 £m
Revenue	18,519	18,727	18,447
Operating expenses:			
Payroll costs	3,735	3,671	3,698
Depreciation and amortisation	2,936	3,035	5,345
Payments to telecommunication operators	3,963	3,940	4,289
Other operating expenses	5,189	5,724	5,522
Total operating expenses	15,823	16,370	18,854
Net operating income (loss)	2,696	2,357	(407)
Other income, net	227	1,910	936
Net interest expense	(941)	(1,439)	(1,579)
Income taxes	(539)	(459)	(385)
Minority interests	8	(12)	(10)
Equity in earnings (losses) of investees	(34)	329	(1,443)
Income (loss) from continuing operations	1,417	2,686	(2,888)
Discontinued operations	–	–	3,883
Net income	1,417	2,686	995
Earnings per share – basic	16.4p	31.2p	12.0p
Earnings per share – diluted	16.3p	31.0p	11.9p

ix   US GAAP developments

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 46 (FIN 46), ''Consolidation of Variable Interest Entities'' and in December 2003 issued a revised interpretation, FIN 46R. The interpretation requires the primary beneficiary to consolidate a variable interest entity if it has a variable interest that will absorb a majority of the entity's losses if they occur, or receive a majority of the entity's expected returns or both. BT had adopted FIN 46 in June 2003, and the further adoption of FIN 46R did not have a material effect on the results or statement of financial position of the group.

In May 2003 the FASB issued SFAS No. 150 ''Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity''. SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. On adoption, SFAS No. 150 did not have a material effect on the results or statement of financial position of the group.

In November 2002 the Emerging Issues Task Force reached a consensus on EITF 00-21 ''Revenue arrangements with multiple deliverables''. BT adopted this consensus for contracts entered into after 15 June 2003. Adoption of the consensus did not have a material impact on the results of the group.

Subsidiary undertakings, joint ventures and associates

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2004, all of which were unlisted unless otherwise stated, were as follows:

	Activity	Group interest in allotted capital[b]	Country of operations[c]
Subsidiary undertakings			
British Telecommunications plc[d]	Communication related services and products provider	100% ordinary	UK
BT Australasia Pty Limited[de]	Communication related services and products provider	100% ordinary 100% preference	Australia
BT Cableships Limited[d]	Cableship owner	100% ordinary	International
BT Communications Management Limited[d]	Telecommunication services provider	100% ordinary	UK
BT Hong Kong Limited[df]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong
BT Fleet Limited[d]	Fleet management company	100% ordinary	UK
BT Global Services Limited[dg]	International telecommunication network systems provider	100% ordinary	UK
BT Holdings Limited[d]	Investment holding company	100% ordinary	UK
BT (Germany) GmbH & Co. oHG[dh]	Communication related services and products provider	100% ordinary	Germany
BT Nederland NV[d]	Communication related services and products provider	100% ordinary	Netherlands
BT Americas Inc.[d]	Communication related services and products provider	100% common	USA
BT Property Limited[d]	Property holding company	100% ordinary	UK
BT Subsea Cables Limited[d]	Cable maintenance and repair	100% ordinary	UK
BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[di]	Communication related services and products provider	100% ordinary	Spain
BT Limited[dj]	International telecommunication network systems provider	100% ordinary	International
BT US Investments LLC[d]	Investment holding company	100% ordinary	USA
Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK
Communications Global Network Services Limited[d]	Communication related services and products provider	100% ordinary	Bermuda
Esat Telecommunications Limited[d]	Telecommunication services provider	100% ordinary	Ireland
Farland BV[cd]	Provider of trans-border fibre network across BT's partners in Europe	100% ordinary	International
Syntegra Limited[d]	Systems integration and application development	100% ordinary	UK
Syntegra Groep BV[d]	Systems integration and application development	100% common	Netherlands
Syntegra SA[d]	Systems integration and application development	100% ordinary	France
Syntegra (USA) Inc.[cd]	Systems integration and electronic business outsourcing services	100% common	International

[a] The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group.
[b] The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c] All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc. which are incorporated in the Netherlands and USA, respectively.
[d] Held through intermediate holding company.
[e] In June 2003, BT Pty Limited changed its name to BT Australasia Pty Limited.
[f] In August 2003, BT (Hong Kong) Limited changed its name to BT Hong Kong Limited.
[g] In June 2003, BT Global Networks Limited changed its name to BT Global Services Limited.
[h] In September 2003, BT Ignite GmbH & Co. oHG changed its name to BT (Germany) GmbH & Co. oHG.
[i] In October 2003, BT Ignite Espana SAU changed its name to BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.
[j] In April 2003, BT (Worldwide) Limited changed its name to BT Limited.

		Share capital		
b = billions m = millions	Activity	Issued[a]	Percentage owned	Country of operations[b]
Joint Ventures				
Albacom SpA	Communication related services and products provider	€51m	26.0%[c]	Italy
LG Telecom	Mobile cellular telephone system provider and operator	Won 1,386b	16.59%[c]	Republic of South Korea

[a] Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b] All overseas companies are incorporated in their country of operations.
[c] Held through intermediate holding company.

Quarterly analysis of turnover and profit

Year ended 31 March 2004

Quarters	Unaudited 1st £m	2nd £m	3rd £m	4th £m	Total £m
Total turnover	4,693	4,667	4,676	4,878	**18,914**
Group's share of associates' and joint ventures' turnover	(107)	(99)	(98)	(91)	**(395)**
Group turnover	4,586	4,568	4,578	4,787	**18,519**
Other operating income	52	44	37	44	**177**
Group operating profit	727	745	740	661	**2,873**
Group's share of operating (loss) profit of associates and joint ventures	(3)	(4)	5	(32)	**(34)**
Total operating profit	724	741	745	629	**2,839**
Profit (loss) on sale of fixed asset investments and group undertakings	(1)	–	33	4	**36**
Profit on sale of property fixed assets	–	1	1	12	**14**
Net interest payable	(225)	(234)	(260)	(222)	**(941)**
Profit on ordinary activities before taxation	498	508	519	423	**1,948**
Tax on profit on ordinary activities	(153)	(132)	(133)	(121)	**(539)**
Profit on ordinary activities after taxation	345	376	386	302	**1,409**
Minority interests	6	1	–	1	**8**
Profit for the financial period	351	377	386	303	**1,417**
Basic earnings per share	4.1p	4.3p	4.5p	3.5p	**16.4p**
Diluted earnings per share	4.0p	4.3p	4.4p	3.5p	**16.3p**
Profit before goodwill amortisation, exceptional items and taxation	502	529	526	459	**2,016**
Basic earnings per share before goodwill amortisation and exceptional items	4.1p	4.4p	4.4p	3.9p	**16.9p**
Diluted earnings per share before goodwill amortisation and exceptional items	4.1p	4.4p	4.4p	3.9p	**16.8p**

Year ended 31 March 2003

Quarters	Unaudited 1st £m	2nd £m	3rd £m	4th £m	Total £m
Total turnover	4,998	5,094	5,124	4,966	**20,182**
Group's share of associates' and joint ventures' turnover	(411)	(433)	(423)	(188)	**(1,455)**
Group turnover	4,587	4,661	4,701	4,778	**18,727**
Other operating income	52	44	52	67	**215**
Group operating profit	562	726	555	729	**2,572**
Group's share of operating profit of associates and joint ventures	49	66	197	17	**329**
Total operating profit	611	792	752	746	**2,901**
Profit (loss) on sale of fixed asset investments and group undertakings	70	(4)	99	1,526	**1,691**
Profit on sale of property fixed assets	3	3	1	4	**11**
Amounts written off investments	–	(7)	–	–	**(7)**
Net interest payable	(300)	(295)	(285)	(559)	**(1,439)**
Profit on ordinary activities before taxation	384	489	567	1,717	**3,157**
Tax on profit on ordinary activities	(107)	(165)	(116)	(71)	**(459)**
Profit on ordinary activities after taxation	277	324	451	1,646	**2,698**
Minority interests	(2)	(9)	(6)	5	**(12)**
Profit for the financial period	275	315	445	1,651	**2,686**
Basic earnings per share	3.2p	3.7p	5.2p	19.1p	**31.2p**
Diluted earnings per share	3.2p	3.6p	5.1p	19.0p	**31.0p**
Profit before goodwill amortisation, exceptional items and taxation	322	496	521	490	**1,829**
Basic earnings per share before goodwill amortisation and exceptional items	2.5p	3.7p	4.1p	3.9p	**14.2p**
Diluted earnings per share before goodwill amortisation and exceptional items	2.5p	3.7p	4.1p	3.9p	**14.1p**

Financial statistics
Years ended 31 March

	2000	2001	2002	2003	2004
Financial ratios					
Basic earnings per share on continuing activities before goodwill amortisation and exceptional items – pence	29.5	19.3	8.8	14.2	**16.9**
Basic earnings (loss) per share on continuing activities – pence	29.2	20.7	(34.8)	31.2	**16.4**
Basic earnings (loss) per share – pence	27.6	(25.7)	12.0	31.2	**16.4**
Return on capital employed %[a]	18.2	14.9	6.6[de]	15.5[de]	**15.1**
Interest cover[b]	8.8	2.6	0.6[c]	2.0[c]	**3.0[c]**

[a] The ratio is based on profit before tax, goodwill amortisation and interest on long-term borrowings, to average capital employed. Capital employed is represented by total assets, excluding goodwill, less current liabilities, excluding corporate taxes and dividends payable, and provisions other than those for deferred taxation. Year-end figures are used in the computation of the average, except in the case of short-term investments and borrowings where average daily balances are used in their place.
[b] The number of times net interest payable is covered by total operating profit before goodwill amortisation.
[c] Interest cover based on continuing activities before goodwill amortisation and exceptional items was 3.3 times (2003 – 2.6 times).
[d] Return on capital employed is based upon the continuing activities.
[e] Return on capital employed on continuing activities before goodwill amortisation and exceptional items was 15.3% (2003 – 15.7%).

	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
Expenditure on research and development					
Total expenditure	345	364	362	380	**334**

	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
Expenditure on tangible fixed assets					
Plant and equipment					
Transmission equipment	1,239	1,655	1,373	1,277	**1,324**
Exchange equipment	412	478	428	228	**150**
Other network equipment	636	918	694	466	**585**
Computers and office equipment	419	407	273	281	**205**
Motor vehicles and other	254	231	189	162	**316**
Land and buildings	187	171	153	40	**73**
	3,147	3,860	3,110	2,454	**2,653**
Increase (decrease) in engineering stores	13	(3)	(10)	(9)	**20**
Total continuing activities	3,160	3,857	3,100	2,445	**2,673**
Total discontinued activities	520	1,129	808	–	**–**
Total expenditure on tangible fixed assets	3,680	4,986	3,908	2,445	**2,673**
(Increase) decrease in creditors	(112)	(230)	161	135	**11**
Cash outflow on purchase of tangible fixed assets	3,568	4,756	4,069	2,580	**2,684**

Financial statistics have been restated where necessary to provide consistency with the presentation of the 2004 financial year figures.

Operational statistics
Years ended 31 March

	2000	2001	2002	2003	2004
Call growth (decline)					
% growth (decline) in UK fixed-network call volumes					
(minutes) over the previous year	12	18	19	13	(2)

Growth is estimated by reference to growth in absolute call minutes.

	2000	2001	2002	2003	2004
UK exchange line connections					
Business ('000)	8,450	8,918	9,072	9,198	9,071
% growth (decline) over previous year	5.9	5.5	1.7	1.4	(1.4)
Residential ('000)	20,035	19,981	20,093	20,357	20,550
% growth (decline) over previous year	(0.1)	(0.3)	0.6	1.3	0.9
Service providers ('000)	95	67	56	91	377
% growth (decline) over previous year	–	(29.5)	(16.4)	62.5	314
Total exchange line connections ('000)	28,580	28,966	29,221	29,646	29,998
% growth over previous year	1.9	1.4	0.9	1.5	1.2

	2000	2001	2002	2003	2004
People employed					
Continuing activities ('000)	120.8	116.8	108.6	104.7	99.9
Discontinued activities ('000)	16.0	20.2	–	–	–
Total employees ('000)	136.8	137.0	108.6	104.7	99.9

Risk factors

The business of BT is affected by a number of factors, not all of which are wholly within BT's control. Although many of the factors influencing BT's performance are macro economic and likely to affect the performance of businesses generally, some aspects of BT's business make it particularly sensitive to certain areas of business risk. This section highlights some of those specific areas. However, it does not purport to be an extensive analysis of the factors affecting the business and some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, turnover, profits, assets, liquidity and capital resources. They should also be considered in connection with the forward looking statements in this document and the cautionary statement regarding forward-looking statements on page 141 of this document.

If BT's activities are subject to significant price and other regulatory controls, its market share, competitive position and future profitability may be affected
Most of BT's fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices BT may charge for many of its services and the extent to which it has to provide services to its competitors. In recent years, the effect of these controls has been to cause BT to reduce its prices. BT cannot assure its shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that BT may offer in the future), nor extend the services which it has to provide its competitors. These controls may adversely affect BT's market share, the severity of competition and its future profitability. During 2004 Ofcom is undertaking a strategic review of the UK telecommunications market in order to formulate the principles on which it can base its regulatory decisions in the future. This review is scheduled to be completed before the end of 2004. It is not possible to predict the outcome or implications for BT of Ofcom's review. Further details on the regulatory framework in which BT operates can be found in ''Business Review – regulation, competition and prices'' on pages 17 to 23 of this document.

BT faces strong competition in UK fixed network services
BT continues to have a significant market share in some aspects of UK fixed network services. In particular, in the 2004 financial year we estimate we had a market share of 70% of consumer calls and 42% of business calls in the UK. Regulators have promoted competition in this area by allowing BT's competitors to site equipment in or adjacent to its exchanges (local loop unbundling), to make it easier for BT's customers to route some or all of their calls over competitors' networks (carrier pre-selection) and by the introduction of a wholesale access product (wholesale line rental). Reduction in BT's market share in the fixed network

may lead to a fall in BT's turnover and an adverse effect on profitability. Unlike its competitors, BT continues to be obliged by the current regulatory regime to serve customers in the United Kingdom, whether or not such provision of service is economic, and the competitive measures described above may have the effect of accelerating the diversion of its more profitable existing customers without it being able to reduce its costs commensurately. These changes in the regulatory environment and ensuing increased competition on its fixed network may cause adverse effects on its business, results of operations, financial condition and prospects.

BT's business is dependent on the ability to exploit technological advances quickly and successfully
BT operates in an industry with a recent history of fast technological changes. It expects that new products and technologies will emerge and that existing products and technologies will develop further. BT needs to continually develop its services and products to exploit those next generation technologies. However, BT cannot predict the actual effect of these technological changes on its business or on its ability to provide competitive services. For example there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network. Additionally, some calls are now being routed over the internet in place of the traditional switched network. If these trends accelerate, BT's fixed network assets may be used uneconomically and its investment in these assets may not be recovered through profits on fixed-network calls and line rentals. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling turnover.

BT is carrying out a transformation strategy, including the targeting of significant growth in new business areas
BT has a strategy to transform its business. This may result in changes to its products, services, markets and culture. If the group's transformation strategy is unsuccessful there is a risk that the future turnover and profitability will decline. In particular BT has targeted significant growth in new business areas, such as broadband, mobility and Information and Communications Technology (ICT) solutions. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that BT will meet its growth targets in these areas, with a consequential impact on future turnover and profitability.

BT's businesses may be adversely affected if they fail to perform on major contracts
BT has entered into a number of complex and high value services contracts with customers. Failure to manage and meet BT's commitments under these contracts may lead to a reduction in BT's future turnover, profitability and cash generation.

BT's businesses may be adversely affected if their networks or systems experience any significant failures or interruptions

BT's businesses are dependent on their ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer due to factors outside their control could have a material adverse effect on the businesses and their results from operations. BT has a business continuity strategy designed to deal with such catastrophic events, including for example major terrorist action, industrial action, extreme virus attack, hurricane or flooding, that may impact the ability to maintain an effective service to customers. A failure to deliver that strategy may result in a material loss and there can be no assurance that material adverse events will not occur.

Declining investment returns and longer life expectancy may result in the funding cost of the defined benefit pension scheme becoming a significant burden on the financial resources of BT

The defined benefit pension scheme, the BT Pension Scheme (BTPS), was closed to new members on 31 March 2001 and has been replaced by a defined contribution scheme (BTRP). The latest full triennial actuarial valuation of the BTPS was completed as at 31 December 2002. As a result, BT agreed to make normal contributions of 12.2% of pensionable pay and annual deficiency payments of £232 million. This will apply until the next triennial actuarial valuation is completed as at 31 December 2005. In March 2004 a £380 million prepayment of deficiency contributions was made, representing most of the deficiency contributions for the 2005 and 2006 financial years. The results of future scheme valuations will be impacted by the future investment market performance, interest rates and the general trend towards longer life expectancy, all of which are outside the control of BT. In the event that investment returns decline or life expectancy increases, the cash funding cost to BT may increase and may have a significant effect on the financial resources of BT.

Additional information for shareholders

Cautionary statement regarding forward-looking statements

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT's strategy and its ability to achieve it; BT's debt reduction plans; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (ICT, broadband, mobility and managed services); BT's network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ''believes'', ''expects'', ''anticipates'', ''intends'' or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT's performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in **Risk factors**. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Listings

The principal listing of BT Group's ordinary shares is on the London Stock Exchange. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ''BTY''.

Share and ADS prices[a]

	Pence per ordinary share		US$ per ADS	
	High pence	Low pence	High $	Low $
Years ended 31 March				
2000	1,060.88	623.35	183.04	110.52
2001	821.78	328.85	139.25	51.47
2002	420.71	215.75	67.19	30.60
2003	286.25	141.00	41.95	23.16
2004	206.75	162.00	34.97	25.65
Year ended 31 March 2003				
1 April – 30 June 2002	286.25	241.00	41.95	36.05
1 July – 30 September 2002	255.00	154.00	39.62	24.80
1 October – 31 December 2002	219.00	154.00	35.19	24.30
1 January – 31 March 2003	209.00	141.00	33.65	23.16
Year ended 31 March 2004				
1 April – 30 June 2003	206.00	162.00	34.97	25.65
1 July – 30 September 2003	206.75	180.00	33.70	28.90
1 October – 31 December 2003	190.50	171.25	34.22	29.76
1 January – 31 March 2004	189.75	173.25	34.80	32.40
Month				
November 2003	188.75	171.25	32.04	29.76
December 2003	188.25	171.75	34.22	30.17
January 2004	189.75	175.75	34.80	32.40
February 2004	182.00	173.25	34.60	32.70
March 2004	185.00	177.00	34.14	32.69
April 2004	181.75	177.00	33.48	32.00
May 2004	179.50	172.00	32.44	30.53

[a] The pre-19 November 2001 prices shown have been adjusted for the rights issue and demerger that occurred in the 2002 financial year.

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of ADSs, as reported on the New York Stock Exchange composite tape.

Fluctuations in the exchange rate between the pound sterling and the US dollar affect the dollar equivalent of the pound sterling price of the company's ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Capital gains tax (CGT)

The rights issue in June 2001 and the demerger of mmO_2 in November 2001 adjusted the value for capital gains tax purposes of BT shares.

Rights issue

An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 153).

Demerger of mmO$_2$ – capital gains tax calculation

The confirmed official opening prices for BT Group and mmO$_2$ shares on 19 November 2001 following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to mmO$_2$. Accordingly, for CGT calculations, the base cost of your BT Group shares and mmO$_2$ shares is calculated by multiplying the acquisition cost of your BT shareholding by 77.544% and 22.456%, respectively.

Analysis of shareholdings

Ordinary shares of 5p each

Range	Number of holdings	Percentage of total	Number of shares held (millions)	Percentage of total
1 – 399	659,504	41.1	139	1.6
400 – 799	466,739	29.1	259	3.0
800 – 1,599	290,728	18.1	323	3.7
1,600 – 9,999	180,231	11.3	513	5.9
10,000 – 99,999	5,468	0.3	111	1.3
100,000 – 999,999	968	0.1	359	4.2
1,000,000 – 4,999,999	398	0.0	888	10.3
5,000,000 and above[a,b,c,d]	229	0.0	6,042	70.0
Total	**1,604,265**	**100.0**	**8,634**	**100.0**

[a] 31 million shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b] Under the BT Employee Share Ownership Scheme and the BT Group Employee Share Investment Plan, 7 million and 39 million shares respectively were held in trust on behalf of 105,657 and 89,129 participants respectively who were beneficially entitled to the shares. 137 million shares were held in the corporate nominee BT Group EasyShare on behalf of 124,279 beneficial owners.
[c] 208 million shares were represented by ADSs. Analysis by size of holding is not available for this holding.
[d] 14.3% of the shares were in 1,572,571 individual holdings, of which 135,432 were joint holdings, and 85.7% of the shares were in 31,694 institutional holdings.

So far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.

At 14 May 2004, there were 8,590,507,813 ordinary shares outstanding and 44,121,225 shares were held as treasury shares. At the same date, approximately 21.2 million ADSs (equivalent to 212 million ordinary shares, or approximately 2.5% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,461 record holders of ADRs. At 31 March 2004, there were 3,577 shareholders with a US address on the register of shareholders.

Dividends

Since shortly after its incorporation in 1984, British Telecommunications plc paid interim dividends annually in February and final dividends in September. However, as part of BT's debt reduction and restructuring plans, neither a final dividend for the year ended 31 March 2001 nor an interim dividend for the year ended 31 March 2002 was paid to shareholders.

A final dividend in respect of the year ended 31 March 2003, was paid on 8 September 2003 to shareholders on the register on 8 August 2003, and an interim dividend in respect of the year ended 31 March 2004 was paid on 9 February 2004 to shareholders on the register on 30 December 2003.

The dividends paid or payable on BT shares and ADSs for the last five years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid on or after 6 April 1999 see *Taxation of dividends* below. The dividends on the ADSs paid before 5 April 1999 include the associated UK tax credit available to certain beneficial owners who are resident in the United States or Canada for tax purposes, but before deduction of UK withholding taxes. Dividends have been translated from pounds sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

Years ended 31 March	Per ordinary share			Per ADS			Per ADS		
	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$	Total US$
2000	8.70	13.20	21.90	0.870	1.320	2.190	1.529	2.039	3.568
2001	8.70	–	8.70	0.870	–	0.870	1.397	–	1.397
2002	–	2.00	2.00	–	0.200	0.200	–	0.311	0.311
2003	2.25	4.25	6.50	0.225	0.425	0.650	0.366	0.673	1.039
2004	3.20	5.30	8.50	0.320	0.530	0.850	0.590	–[a]	–[a]

[a] Qualifying holders of ADSs on record as of 6 August 2004 are entitled to receive the final dividend which will be paid on 14 September 2004, subject to approval at the annual general meeting. The US dollar amount of the final dividend of 53 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 6 September 2004, the date of payment to holders of ordinary shares.

As dividends paid by the company are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 153). Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the internet at **www.bt.com/aboutbt**.

Dividend investment plan
The dividend investment plan replaced the share dividend plan for shareholders following the 1999 interim dividend. Under the dividend investment plan, cash from participants' dividends is used to buy further BT Group shares in the market.

Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
2000 final	18 September 2000	809.6
2001 interim	12 February 2001	621.8
2002 final	9 September 2002	191.19
2003 interim	10 February 2003	178.23
2003 final	8 September 2003	184.41
2004 interim	9 February 2004	175.98

Global Invest Direct
Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on 1 800 749 1687 (toll free within the USA) or +1 781 575 4328 (from outside the USA), or on written request to the ADR Depositary.

Total Shareholder Return

Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. It is, therefore, a good indicator of a company's overall performance.

Over the past five years (as shown in the TSR chart below), BT after performing very strongly in the first year, has suffered falls in its share price like many stocks in the telecoms, media and technology (TMT) sector. BT's TSR (as adjusted for the rights issue and demerger) over the last five years was negative 72% compared to a FTSE 100 TSR fall of negative 20%. However, over the past year both BT and the FTSE 100 have delivered a very positive performance (BT positive 18% and the FTSE 100 positive 26%).

In the period between the demerger on 19 November 2001 and 31 March 2004, BT's share price outperformed the European Telecoms sector for most of the period. However, BT shares have not matched the sector recovery in the most recent months resulting in an underperformance versus the European Telecom sector by around 8% (as shown in the share price performance chart), over the 28 month period.

BT's total shareholder return (TSR) performance over five financial years to 31 March 2004



1 April 1999 = 100. Source: Datastream
The graph shows our TSR performance (adjusted for the rights issue and demerger of our mobile business in the 2002 financial year) relative to the FTSE 100.

BT share price performance vs European Telecom Sector since demerger



Source: Bloomberg
The graph shows relative price performance of BT and European Telecom sector since demerger.

Results announcements

Expected announcements of results:

1st quarter	29 July 2004
2nd quarter and half year	11 November 2004
3rd quarter and nine months	February 2005
4th quarter and full year	May 2005
2005 annual report and accounts published	June 2005

Individual savings accounts (ISAs)

Information about investing in BT shares through an ISA may be obtained from Halifax Share Dealing Limited, Trinity Road, Halifax, W.Yorkshire HX1 2RG (telephone 0870 242 5588). ISAs are also offered by other organisations.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available from ShareGift at **www.sharegift.org** or telephone 020 7337 0501, or can be obtained from the Shareholder Helpline.

Unclaimed Assets Register

BT is among a growing number of companies who subscribe to the Unclaimed Assets Register, which provides a search facility for financial assets, such as shareholdings and dividends which have become separated from their owners. The Register donates a proportion of its public search fees to charity via ShareGift. For further information on the Unclaimed Assets Register, visit **www.uar.co.uk** or telephone 0870 241 1713.

Exchange rates

BT publishes its consolidated financial statements expressed in pounds sterling. The following tables detail certain information concerning the exchange rates between pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Years ended 31 March	2000	2001	2002	2003	2004
Period end	1.59	1.42	1.43	1.57	1.84
Average[a]	1.61	1.47	1.43	1.55	1.71
High	1.68	1.60	1.48	1.65	1.90
Low	1.55	1.40	1.37	1.43	1.55

					Month
	November 2003	December 2003	January 2004	February 2004	March 2004	April 2004
High	1.72	1.78	1.85	1.90	1.87	1.86
Low	1.67	1.72	1.79	1.82	1.79	1.77

[a] The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

On 14 May 2004, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.7572 to £1.00.

Memorandum and Articles of Association

The following is a summary of the principal provisions of BT's memorandum and articles of association (''Memorandum'' and ''Articles''), a copy of which has been filed with the Registrar of Companies.

Memorandum

The Memorandum provides that its principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles

In the following description of the rights attaching to the shares in the company, a ''holder of shares'' and a ''shareholder'' is, in either case, the person entered on the company's register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if he or any person appearing to be interested in those shares has been sent a notice under section 212 of the Companies Act 1985 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:
(i) with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or
(ii) with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.
At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital
The company may by ordinary resolution:
(i)   consolidate and divide all or any of its share capital into shares of a larger amount;
(ii) divide all or part of its share capital into shares of a smaller amount;
(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv) increase its share capital.
The company may also:
(i)   buy back its own shares; and
(ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends
The company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company's shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for 10 years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.

(e) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give them a liability.

(f) Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:
■ which is in favour of more than four joint holders; or
■ unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company's registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 1995 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, they must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.

(g) Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least 10 years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders' requisition.

(i) Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors
Directors' remuneration
Excluding remuneration referred to below, each director will be paid such fees for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the UK Retail Prices Index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors' votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders' meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the interest of a director in any contract or arrangement or relating to a director's right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract carried out in breach of those provisions.

Directors' interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)   have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);
(ii) have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);
(iii) hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and
(iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.

When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors
Provisions of the legislation which, read with the Articles, would prevent a person from being or becoming
a director because that person has reached the age of 70 do not apply to the company.

At every annual general meeting any director who was elected or last re-elected a director at or before
the annual general meeting held in the third year before the current year, shall retire by rotation. Any director
appointed by the directors automatically retires at the next following annual general meeting. A retiring
director is eligible for re-election.

Directors' borrowing powers
To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company
to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue
debentures and other securities, and give security either outright or as collateral security for any debt, liability
or obligation of the company or another person. The Board must limit the borrowings of the company and
exercise all the company's voting and other rights or powers of control exercisable by the company in relation to
its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group
outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35 billion.

Material contracts
The following contracts (not being contracts entered into in the ordinary course of business) have been entered
into in the two years preceding the date of this document by BT or another member of the group and are, or
may be, material to the group or have been entered into by BT or another member of the group and contain
a provision under which a member of the group has an obligation or entitlement which is, or may be, material
to BT or such other member of the group.

Cegetel
On 5 December 2002, Vivendi Universal (''Vivendi'') served a notice exercising its pre-emption rights under
the Shareholders' Agreement in respect of Cegetel Groupe SA (''Cegetel'') to acquire BT's entire shareholding –
a 26% interest – in Cegetel from Cegetel Holdings I BV Sarl (''Cegetel Holdings''), a BT group company for
€4.0 billion (£2.6 billion) in cash. This pre-emption right became exercisable as a result of Cegetel Holdings
having entered into a share purchase agreement for the sale of its shareholding in Cegetel to Vodafone AG for
€4.0 billion in cash, in October 2002.

Vivendi paid €2.7 billion of the consideration to Cegetel Holdings on 17 January 2003 and the transaction
was completed when Vivendi paid the balance of €1.3 billion on 22 January 2003.

Taxation (US Holders)
This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and
disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs
as capital assets. It does not address all aspects of US federal income taxation and does not address aspects
that may be relevant to persons who are subject to special provisions of US federal income tax law, including
US expatriates, insurance companies, tax-exempt organisations, financial institutions, securities broker-dealers,
traders in securities who elect a mark-to-market method of accounting, persons subject to alternative minimum
tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or
voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or
conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or
otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those
holders may be subject to US federal income tax consequences different from those set forth below.

For purposes of this summary, a ''US Holder'' is a beneficial owner of ordinary shares or ADSs that, for US
federal income tax purposes, is: an individual citizen or resident of the United States, a corporation (or other
entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of
the United States or any state thereof, an estate the income of which is subject to US federal income taxation
regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the
trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership
holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the
partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is
urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the
ordinary shares or ADSs.

In particular, this summary is based on (i) current UK tax law and UK Inland Revenue practice and US law and
US Internal Revenue Service (''IRS'') practice, including the Internal Revenue Code of 1986, as amended,
Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, (ii) the
United Kingdom–United States Income Tax Convention that entered into force on 25 April 1980 as in effect on
1 January 2003 (the ''1980 Convention''), (iii) the United Kingdom–United States Convention relating to estate
and gift taxes, and (iv) the new United Kingdom–United States Tax Convention that entered into force on

31 March 2003 (the ''New Convention''), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

US Holders should be aware that the New Convention generally will have effect in respect of dividends paid on or after 1 May 2003. However, a US Holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional twelve months if the election to apply the 1980 Convention would result in greater benefits to the Holder. If a US Holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to dividends paid by BT prior to 1 May 2004. The discussion below notes instances where the relevant provisions of the New Convention will produce a materially different result for a US Holder. US Holders should note that certain articles in the New Convention limit or restrict the ability of a US Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention.

US Holders should consult their own tax advisors as to the applicability of the Conventions and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends

The UK currently does not apply a withholding tax on dividends under its internal tax laws.

For US federal income tax purposes, a distribution (including any additional dividend income arising from a foreign tax credit claim as described below) will be treated as ordinary dividend income to the extent paid out of the current or accumulated earnings and profits, as determined for US tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. Distributions by BT in excess of its current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in the ordinary shares or ADSs, and thereafter taxable as capital gain. Dividends paid by BT will not be eligible for the US dividends received deduction.

For dividends paid on or before 5 April 1999, US Holders were generally entitled to receive the cash dividend plus a Treaty payment from the Inland Revenue of one quarter of the dividend, subject to a UK withholding tax of 15% of the aggregate amount paid. As an example for illustration purposes only, a US Holder who was entitled to a dividend of £80 was also entitled to a Treaty payment of £20, reduced by the withholding tax of 15% on the gross amount of £100, i.e. £15, leaving a net cash payment of £85. The full dividend plus the full Treaty payment including the UK tax withheld was taxable income for US purposes, and the UK tax withheld generally was available as a US credit or deduction.

For dividends paid on or after 6 April 1999 and subject to the 1980 Convention as described above, the Treaty payment reduces to one ninth of the dividend (i.e. one tenth of the gross payment). As a result of the UK withholding tax (which cannot exceed the amount of the hypothetical Treaty payment), US Holders will no longer receive any Treaty payment. In the above example, the cash dividend would be £80, and the hypothetical Treaty payment would be £8.89 (one ninth of £80). However, since the UK withholding tax (15% of £88.89), would exceed the amount of the hypothetical Treaty payment, no Treaty payment will be made and the US Holder will receive only the cash dividend (here, £80). A US Holder will be taxable in the US on the full dividend and full hypothetical Treaty payment (£88.89), and will be treated as having paid a foreign tax equal to the hypothetical Treaty payment (here, £8.89). The effect on each US Holder will depend on circumstances that are particular to that Holder.

The foreign tax deemed paid generally will be available as a US credit or deduction. A US Holder could elect to receive a foreign tax credit or deduction with respect to any UK withholding tax on IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)). For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and generally will constitute ''passive income'' or, for certain Holders, ''financial services income''. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.

There will be no hypothetical Treaty payment and no notional UK withholding tax applied to a dividend payment made under the New Convention. Therefore, it will not be possible for US Holders to claim a foreign tax credit in respect of any dividend payment made by BT on or after 1 May 2003 (or 1 May 2004 in the case of a US Holder who effectively elects to extend the applicability of the 1980 Convention as described above).

US Holders should consult their own tax advisors to determine whether the US Holder is eligible for benefits under the 1980 Convention and the New Convention, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from BT, whether it may be advisable in light of the Holder's particular circumstances to elect to have the provisions of the 1980 Convention continue in force until 1 May 2004, and the treatment of any foreign currency gain or loss on any pounds sterling received with respect to ordinary shares that are not converted into US dollars on the date the pounds sterling are actually or constructively received.

Recent US tax law changes applicable to individuals
Under 2003 US tax legislation, some US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of ''qualified dividend income'' received in taxable years beginning after 31 December 2002 and beginning before 1 January 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as both Conventions) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US Holders of its ordinary shares and ADSs meet certain requirements. Some of the eligibility requirements for non-US corporations are not entirely certain, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures in 2004 whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Taxation of capital gains
Unless a US resident carries on a trade through a branch or agency in the UK, and the disposal of ordinary shares and/or ADSs is related to the activities of that trade, UK capital gains tax is not charged on US residents who dispose of ordinary shares and/or ADSs.

  For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder's adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. Capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates if specified holdings periods are met.

Passive foreign investment company status
A non-US corporation will be classified as a Passive Foreign Investment Company (a ''PFIC'') for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the taxable year ending 31 March 2004 for US federal income tax purposes. If BT were to become a PFIC for any taxable year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ''qualified dividend income'' and would be subject to the higher rates applicable to other items of ordinary income. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding
Dividends paid on and proceeds received from the sale or disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. US persons who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

  Amounts withheld as backup withholding may be credited against a Holder's US federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty
A transfer of an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax at 0.5% of the amount or value of any consideration provided. A transfer of an ordinary share into a clearance service or American depository system gives rise to a 1.5% charge of either the amount of the consideration provided or the value of the share issued. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
Where an individual holder, who is not a UK national, of ordinary shares and/or ADSs falls within the scope
of the UK/US Estate and Gift Tax Convention, US-domiciled holders of ordinary shares and/or ADSs will not
generally be subject to UK inheritance tax on a gift of ordinary shares and/or ADSs if the gift is subject to US
federal gift tax. Similarly, ordinary shares and/or ADSs passing on the death of a US-domiciled shareholder, who
is not a UK national, will not generally be subject to UK inheritance tax if the estate is subject to US estate tax.
The rules and scope of domicile are complex and action should not be taken without advice specific to the
individual's circumstances.

Exchange controls and other limitations affecting security holders
There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export
or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect
the remittances of dividends or other payments to non-resident holders of the company's ordinary shares, except
as otherwise described in *Taxation (US Holders)* above. There are no limitations under the laws of the United
Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission may be
inspected at the SEC's public reference facilities at Room 1200, 450 Fifth Street, Washington, DC, USA. These
reports may be accessed via the SEC's website at **www.sec.gov**.

Publications
BT produces a series of reports on the company's financial, economic, social and environmental performance.
Most of these reports, which are available to shareholders on request, can be accessed on the internet at
www.bt.com/aboutbt. More detailed disclosures on BT's implementation of social, ethical and environmental
policies and procedures are available online through our fully and independently verified social and environment
report at **www.bt.com/betterworld**.

Document	Publication date
Annual Review including summary financial statement	June
Annual Report and Form 20-F	June
Quarterly results releases	July, November, February and May
Current Cost Financial Statements for the Businesses and Activities and Statement of Standard Services (as required by Ofcom)	August
Social and Environment Report	June
Statement of Business Practice	October 2003

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 **100 4141** or,
alternatively, contact the Registrar in the UK, at the address on page 153.

Electronic communication

Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to **www.bt.com/signup** and following the online instructions, or by calling the Shareholder Helpline.

Shareholder communication

BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.

All investors can visit our website at **www.bt.com/aboutbt** for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors and analysts, industry analysts and journalists.

An electronic copy of this document is available at **www.bt.com/aboutbt**.

Private shareholders

If private shareholders have any enquiries about their shareholding, they should contact the Registrar (the address can be found below).

Lloyds TSB Registrars maintain BT Group's share register and the separate BT Group EasyShare and BT Employee Share Ownership Scheme registers. They also provide a Shareholder Helpline service on Freefone 0808 **100 4141**.

Institutional investors and analysts

Institutional investors and equity research analysts may contact Investor Relations on:
Tel 020 7356 4909
Fax 020 7356 5270
e-mail: investorrelations@bt.com

Industry analysts may contact:
Tel 020 7356 5378
Fax 01332 577434
e-mail: industryenquiry@bt.com

Shareholder Helpline

Tel Freefone 0808 **100 4141**
Fax 01903 833371
Textphone Freefone 0800 **169 6907**
From outside the UK:
Tel +44 121 433 4404
Fax +44 1903 833371
Textphone +44 121 415 7004
e-mail: bt@lloydstsb-registrars.co.uk

The Registrar

Lloyds TSB Registrars (2450)
The Causeway
Worthing, West Sussex
BN99 6DA
United Kingdom
Website:
www.lloydstsb-registrars.co.uk

ADR Depositary

JPMorgan Chase Bank
JPMorgan Service Centre
P.O. Box 43013
Providence, RI 02940-3013
United States
Tel 1 800 634 8366 (toll free)
or +1 781 575 4328 (from outside the USA)
e-mail: adr@jpmorgan.com
Website: **www.adr.com**

General enquiries

BT Group plc
BT Centre
81 Newgate Street
London EC1A 7AJ
United Kingdom
Tel (020) 7356 5000
Fax (020) 7356 5520
From overseas:
Tel +44 20 7356 5000
Fax +44 20 7356 5520

Glossary of terms and US equivalents

A full list of BT contacts, and an electronic feedback facility, is available at **www.bt.com/talk**.

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Creditors	Accounts payable and accrued liabilities
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long-term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employee share schemes	Employee stock benefit plans
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Investment in own shares	Treasury shares
Loans to associates and joint ventures	Indebtedness of equity investees not current
Net book value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Own work capitalised	Costs of group's employees engaged in the construction of plant and equipment for internal use
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (under ''capital and reserves'' in balance sheet)	Retained earnings
Profit for the financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Recognised gains and losses (statement)	Comprehensive income
Reserves	Shareholders' equity other than paid-up capital
Share based payment	Stock compensation
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenues

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F	Where information can be found in this Annual Report	
Item	Section	Page
5F Tabular disclosure of contractual obligations	Financial Review	
	Capital resources	**42**
6 Directors, senior management and employees		
6A Directors and senior management	Board of directors and Operating Committee	**49-50**
6B Compensation	Report on directors' remuneration	**58-71**
	Notes to the financial statements	
	Pension costs	**108-112**
	Directors' emoluments	**112**
6C Board practices	Board of directors and Operating Committee	**49-50**
	Report of the directors	
	Directors	**51**
	Corporate governance	**52-57**
	Report on directors' remuneration	**58-71**
	Statement of directors' responsibility	**72**
6D Employees	Business review	
	Motivate our people and live the BT values	**16-17**
	Notes to the financial statements	
	People employed	**113**
	Operational statistics	**137**
6E Share ownership	Report on directors' remuneration	**58-71**
	Notes to the financial statements	
	Employee share schemes	**113-116**
7 Major shareholders and related party transactions		
7A Major shareholders	Report of the directors	
	Substantial shareholdings	**51**
	Additional information for shareholders	
	Analysis of shareholdings	**143**
7B Related party transactions	Report of the directors	
	Interest of management in certain transactions	**51**
	Report on directors' remuneration	**58-71**
	Notes to the financial statements	
	Related party transactions	**106**
7C Interests of experts and counsel	Not applicable	
8 Financial information		
8A Consolidated statements and other financial information	See item 18 below.	
	Business review	
	Legal proceedings	**23**
	Additional information for shareholders	
	Dividends	**143-144**
8B Significant changes	Financial review	
	Capital resources	**42**
	Notes to the financial statements	
	Financial commitments, contingent liabilities and	
	subsequent events	**107**
9 The offer and listing		
9A Offer and listing details	Additional information for shareholders	
	Share and ADS prices	**142**
9B Plan of distribution	Not applicable	
9C Markets	Additional information for shareholders	
	Listings	**142**
9D Selling shareholders	Not applicable	
9E Dilution	Not applicable	
9F Expenses of the issue	Not applicable	
10 Additional information		
10A Share capital	Not applicable	
10B Memorandum and articles of association	Business review	
	Background	**7-8**
	Additional information for shareholders	
	Memorandum and Articles of Association	**146-149**
10C Material contracts	Additional information for shareholders	
	Material contracts	**149**
10D Exchange controls	Additional information for shareholders	
	Exchange controls and other limitations affecting	
	security holders	**152**

Required Item in Form 20-F	**Where information can be found in this Annual Report**	
Item	Section	Page
10E Taxation	Additional information for shareholders	
	Taxation (US Holders)	**149-150**
10F Dividends and paying agents	Not applicable	
10G Statement by experts	Not applicable	
10H Documents on display	Additional information for shareholders	
	Documents on display	**152**
10I Subsidiary information	Not applicable	
11 **Quantitative and qualitative disclosures about market risk**	Financial review	
	Treasury policy	**42**
	Foreign currency and interest rate exposure	**42-43**
	Notes to the financial statements	
	Financial instruments and risk management	**117-121**
12 **Description of securities other than equity securities**	Not applicable	
13 **Defaults, dividend arrearages and delinquencies**	Not applicable	
14 **Material modifications to the rights of security holders and use of proceeds**	Not applicable	
15 **Controls and procedures**	Corporate governance	
	US Sarbanes-Oxley Act of 2002	**57**
16A Audit committee financial expert	Corporate governance	
	US Sarbanes-Oxley Act of 2002	**57**
16B Code of ethics	Corporate governance	
	US Sarbanes-Oxley Act of 2002	**57**
16C Principal accountants fees and services	Notes to the financial statements	
	Auditors	**117**
	Corporate Governance	
	Audit Committee	**54**
17 **Financial statements**	Not applicable	
18 **Financial statements**	Report of the independent auditors	**73**
	Accounting policies	**75-77**
	Consolidated financial statements	**74-123**
	United States Generally Accepted Accounting Principles	**124-133**
	Quarterly analysis of turnover and profit	**135**

Index



BT Group plc Annual Report and Form 20-F 2004

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley, London
Typeset by Greenaways
Printed in England by Pindar plc
Printed on elemental chlorine-free paper sourced from sustainable forests

www.bt.com